Form 20-F
period 2024-03-31
Raytech Holding Ltd
filed 2024-07-30
CIK 1948443

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number: 001-42100

RAYTECH HOLDING LIMITED

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of principal executive offices)

Mr. Ching Tim Hoi

Tel: +852 2117 0236

Email: van@raytech.com.hk
Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary Shares $0.00000625 par value per share	RAY	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of March 31, 2024, the issuer had 17,613,083 Class A Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Unless otherwise indicated, numerical figures included in this Annual Report on Form 20-F (the “Annual Report”) have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the Hong Kong naming convention of last name followed by first name, regardless of whether an individual’s name is Chinese or English. This Annual Report includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

●	“BVI” are to the “British Virgin Islands”;

●	“BVI Act” are to the BVI Business Companies Act (Law Revision 2020) (as amended);

●	“China” or the “PRC” are to the People’s Republic of China;

●	the “Company” or “Raytech Holding” are to Raytech Holding Limited, a BVI company;

●	“mainland China” are to the mainland of the People’s Republic of China excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this Annual Report only;

●	“Pure Beauty” are to Pure Beauty Manufacturing Company Limited, a company incorporated under the laws of Hong Kong with limited liability on April 15, 2013;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“HKD” or “HK Dollar” are to the legal currency of Hong Kong;

●	“$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States;

●	“shares” or “Ordinary Shares” are to the ordinary shares of Raytech Holding Limited, par value $0.00000625 per share.

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●

“we”, or “us” in this Annual Report are to Raytech Holding Limited, a BVI company and its subsidiary, Pure Beauty Manufacturing Company Limited, a company incorporated under the laws of Hong Kong, unless the context otherwise indicates;

Raytech Holding does not have any material operations of its own and Raytech Holding is a holding company with operations conducted in Hong Kong through its Hong Kong subsidiary Pure Beauty, using Hong Kong dollars, the currency of Hong Kong. Raytech Holding’s reporting currency is Hong Kong dollars. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Translations of amounts in the consolidated balance sheet, consolidated statements of income, consolidated statements of cash flows and the section titled “Compensation - Compensation of Executive Officers” from HKD into US$ as of and for the year ended March 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD 7.8259, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

ii

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this Annual Report, as well as our strategic and operational plans, contain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this Annual Report. All information provided in this Annual Report and in the exhibits is as of the date of this Annual Report, and we do not undertake any obligation to update any such information, except as required under applicable law.

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

SUMMARY OF RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business. See “Item 3. Key Information— Risk Factors — Risks Related to Our Business” starting on page 6 of this Annual Report.

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our revenues and profitability could decline.

●	Our revenues, operating income and cash flows are likely to fluctuate.

●	We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

●	We rely on a limited number of manufacturers. A loss of any of these manufacturers could significantly negatively affect our business.

●	Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions.

●	We may not manage our growth effectively, and our profitability may suffer.

●	Our reputation is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations. We may not manage our growth effectively, and our profitability may suffer.

●	We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

●

If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

●	We cannot assure that we could retain effective intellectual property rights.

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

●	Compromise of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results.

●	Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

●	Raytech Holding’s principal shareholders have substantial influence over Raytech Holding and their interests may not be aligned with the interests of Raytech Holding’s other shareholders.

●

As a “controlled company” under the rules of the Nasdaq Capital Market, Raytech Holding may choose to exempt itself from certain corporate governance requirements that could have an adverse effect on Raytech Holding’s public shareholders.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

●

Although our business operations so far have not been materially and adversely affected by the outbreak of the coronavirus (COVID-19) due to our business nature, there can be no assurance that our business operations will not be materially and adversely affected by the continuous effect of the COVID-19 pandemic in the future.

●	Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

●

Members of our management team may in the future be involved in governmental investigations and civil litigation relating to the business affairs of companies with which they are, were or may in the future be affiliated with.

●	If Raytech Holding becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, Raytech Holding may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in Raytech Holding’s stock, especially if such matter cannot be addressed and resolved favorably.

●	If we fail to compete effectively, we may miss new business opportunities or lose existing customers, and our revenues and profitability may decline.

●	If we are unable to rely on the services and connections of our key personnel, or retain the current key personnel, our business could be adversely affected.

●	Certain of our officers or directors may have actual or potential conflicts of interest because of their equity interests in or positions with Raytech Holdings and Zhongshan Raytech.

●	Employees may leave us to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

●	Our business and sales are subject to the business strategies of the brand owners.

●	We cannot assure that our products can meet consumer preferences and needs, and will continue to gain market acceptance and secure market share.

●	We rely on external manufacturers for production of some of our products.

●	Our operating results may fluctuate due to seasonality and other factors.

●	We may be unable to maintain rapid growth and implement our future plans.

●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Risks Related to Our Corporate Structure. See “Item 3. Key Information— Risk Factors — Risks Related to Our Corporate Structure” starting on page 17 of this Annual Report.

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●

Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements Raytech Holding may have, and any limitation on the ability of its subsidiary to make payments to it could have a material adverse effect on Raytech Holding’s ability to conduct its business.

●

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of Raytech Holding’s Ordinary Shares.

●

If Raytech Holding ceases to qualify as a foreign private issuer, Raytech Holding would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and Raytech Holding would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

●

Raytech Holding is an “emerging growth company” within the meaning of the Securities Act, and if Raytech Holding takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare Raytech Holding’s performance with other public companies.

●	Raytech Holding will incur increased costs as a result of being a public company, particularly after Raytech Holding ceases to qualify as an “emerging growth company.”

●	Raytech Holding’s board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Risks Related to Doing Business in Hong Kong. See “Item 3. Key Information— Risk Factors — Risks Related to Doing Business in Hong Kong” starting on page 20 of this Annual Report.

All of our operations are in Hong Kong, so we face risks and uncertainties related to doing business in Hong Kong in general, including, but not limited to, the following:

●	All of Pure Beauty’s operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. The government of mainland China may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact Raytech Holding’s subsidiary.

●	There are political risks associated with conducting business in Hong Kong.

●	There remain some uncertainties as to whether we will be required to obtain approvals from authorities of mainland China and Hong Kong to list Raytech Holding’s securities on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.

●	Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing by domestic Chinese companies was released by the CSRC and took effect since March 31, 2023. The government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer its Ordinary Shares to investors and could cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Raytech Holding or its management named in the Annua Report based on Hong Kong laws.

●	We may be affected by the currency peg system in Hong Kong.

Risks Related to Our Ordinary Shares. See “Item 3. Key Information— Risk Factors — Risks Related to Our Ordinary Shares” starting on page 28 of this Annual Report.

In addition to the risks described above, we are subject to general risks and uncertainties related to our Ordinary Shares, including, but not limited to, the following:

●	Although the audit report included in this Annual Report is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in Raytech Holding’s securities may be prohibited under the HFCA Act if the SEC subsequently determines Raytech Holding’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist Raytech Holding’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to Raytech Holding’s business operations, share price and reputation.

●	Raytech Holding’s Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your Ordinary Shares to raise money or otherwise desire to liquidate your shares.

●	The market price for our shares may be volatile.

●	Substantial future sales of Raytech Holding’s Ordinary Shares or the anticipation of future sales of Raytech Holding’s Ordinary Shares in the public market could cause the price of Raytech Holding’s Ordinary Shares to decline.

●	Raytech Holding does not intend to pay dividends for the foreseeable future.

●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding Raytech Holding’s Ordinary Shares, the price of Raytech Holding’s Ordinary Shares and trading volume could decline.

●	Raytech Holding may experience extreme stock price, making it difficult for prospective investors to assess the rapidly changing value of Raytech Holding’s Ordinary Shares, and such volatility may subject Raytech Holding to securities litigation.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Raytech Holding is incorporated under British Virgin Islands law.

●	As a foreign private issuer, Raytech Holding is permitted to, and Raytech Holding will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Raytech Holding’s shares.

●	If Raytech Holding cannot continue to satisfy the initial listing requirements and other rules of the Nasdaq Capital Market, although it is exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, Raytech Holding’s securities may be delisted, which could negatively impact the price of Raytech Holding’s securities and your ability to sell them.

●	Because our business is conducted in Hong Kong dollars and the price of Raytech Holding’s Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

●	There can be no assurance that Raytech Holding will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of Raytech Holding’s Ordinary Shares.

RISK FACTORS

Risks Related to Our Business

Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our products, in which case our revenues and profitability could decline.

Different factors outside of our control could affect demand for our products. These include:

●	fluctuations in U.S. and/or global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries;

●	level of leverage incurred by countries or businesses;

●	merger and acquisition activity;

●	frequency and complexity of significant commercial litigation;

●	over expansion by businesses causing financial difficulties;

●	business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;

●	new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations, including antitrust/competition reviews of proposed merger and acquisition transactions;

●	other economic, geographic or political factors; and

●	general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economies will have on our business. Fluctuations, changes and disruptions in financial, credit, merger and acquisition and other markets, political instability and general business factors could impact various segments’ operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S. or other countries; tort reform; banking reform; a decline in the implementation or adoption of new laws or regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on our business.

Our revenues, operating income and cash flows are likely to fluctuate.

We experience fluctuations in our revenues and cost structure and the resulting operating income and cash flows and expect that this will continue to occur in the future. We may experience fluctuations in our annual and quarterly financial results, including revenues, operating income and earnings per share, for reasons that may include: (i) the types and complexity, number, size, timing and duration of customer engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) the utilization of revenue-generating professionals, including the ability to adjust staffing levels up or down to accommodate the business and prospects of the applicable segment and practice; (iv) the geographic locations of our customers or the locations where services are rendered; (v) billing rates and fee arrangements, including the opportunity and ability to successfully reach milestones and complete, and collect success fees and other outcome-contingent or performance-based fees; (vi) the length of billing and collection cycles and changes in amounts that may become uncollectible; (vii) changes in the frequency and complexity of government regulatory and enforcement activities; (viii) business and asset acquisitions; (ix) fluctuations in the exchange rates of various currencies against the U.S. dollar; (x) fee adjustments upon the renewal of expired service contracts or acceptance of new customers due to the adjusted scope per our refined business strategy; and (xi) economic factors beyond our control.

The results of our business operation may be affected differently by the above factors. The positive effects of certain events or factors on our business may not be sufficient to overcome the negative effects of those same events or factors on other parts of our business.

Our results are subject to seasonal and other similar factors. While we assess our annual guidance at the end of each quarter and update such guidance when we think it is appropriate, unanticipated future volatility can cause actual results to vary significantly from our guidance, even where that guidance reflects a range of possible results and has been updated to take account of partial-year results.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We engaged in developing, manufacturing and selling products relating to home electric appliances. We derive a significant portion of our revenues from a few major customers. We currently have two major customers: (i) Koizumi Seiki Corp., a Japanese company, having been doing business for over 300 years since 1716, which is one of the leading corporations specialized in small appliance market in Japan; the current contract we have with Koizumi Seiki Corp. was executed on July 1, 2014, automatically renewable on annual basis unless otherwise terminated by either party with a notice given at least six months prior to the expiration of then existing term of the contract; and (ii) S***, Inc., a U.S. home appliance manufacturer. For the year ended March 31, 2024, sales to Koizumi Seiki Corp. represented 74.1% of our revenue and S***, Inc. represented 16.5% of our revenue. For the year ended March 31, 2023, sales to Koizumi Seiki Corp. represent 91.3% of our revenue. Inherent risks exist whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for the products of these customers in the marketplace or the future demand for our products and services by these customers. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If any of our major largest customers stop coming to us for customized products, such suspension would materially negatively affect our revenues, results of operations and financial condition.

We rely on a limited number of manufactures, some of which we are affiliated with. A loss of any of these manufactures could significantly negatively affect our business.

We rely on a limited number of manufacturers who are responsible for manufacturing hair care and skincare products. For the years ended March 31, 2024 and 2023, we relied on two major manufacturers, (i) Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. (“Zhongshan Raytech”), a factory located in Zhongshan, China, and is owned by Mr. Ching Tim Hoi, who is also our CEO, Chairman and controlling shareholder, and (ii) Zhongshan Leimi Electrical Appliances Company Limited (“Zhongshan Leimi”), a factory located in Zhongshan, China. The current contracts we have with Zhongshan Raytech and Zhongshan Leimi were executed on January 1, 2021, automatically renewable on annual basis unless otherwise terminated by either party with a notice given at least six months prior to the expiration of then existing term of the contract. Pursuant to each contract with Zhongshan Raytech and Zhongshan Leimi, we place orders with the manufacturer based on orders from our customers and the manufacturer is responsible to manufacture the products according to the requirements of each order. For the year ended March 31, 2024, payments to Zhongshan Raytech accounted for 88.5% of the total manufacturing costs of the Company. For the year ended March 31, 2023, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 83.1% and 10.4%, respectively, of the total manufacturing costs of the Company.

We do not currently have other reliable alternatives or replacements for these manufacturers. This reliance on a limited number of manufactures increases our risks. If we experience a significant increase in demand of our products, or if we need to replace an existing manufacturer, we may not be able to supplement service or replace them on acceptable terms, which may undermine our ability to deliver products to our customers in a timely manner. Identifying and approving suitable manufacturers could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant manufacturer would have an adverse effect on our business, financial condition and results of operations. In addition, our manufacturers may face supply chain risks and constraints of their own, which may impact the availability and pricing of our products and delay for the deliveries of our products.

Risks associated with our major manufacturers in mainland China could adversely affect our business, financial condition and results of operations.

We relied on two major manufacturers, Zhongshan Raytech and Zhongshan Leimi, which are located in Zhongshan, mainland China. For the year ended March 31, 2024, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 88.5% and 7.3%, respectively, of the total manufacturing costs of the Company. For the year ended March 31, 2023, payments to Zhongshan Raytech and Zhongshan Leimi accounted for 83.1% and 10.4%, respectively, of the total manufacturing costs of the Company. We depend on our ability to provide our customers with a wide range of products from our major manufacturers in a timely and efficient manner. Political and economic instability, global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, the financial stability of our manufacturers, our manufacturers’ ability to meet our standards, labor problems experienced by such manufacturers, the availability or cost of raw materials, merchandise quality issues, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation, and other factors relating to our manufacturers are beyond our control. As an example, the COVID-19 pandemic could adversely impact such manufacturers facilities and operations due to extended holidays, factory closures and risks of labor shortages, among other things, which may materially and adversely affect our business, financial condition and results of operations. As at the date of this Annual Report, our two major manufacturers, Zhongshan Raytech and Zhongshan Leimi, have not experienced material impacts imposed by the COVID-19 pandemic.

Further, we rely on our manufacturers’ representations of product quality, safety and compliance with applicable laws and standards. If our manufacturers or other vendors violate applicable laws, regulations, or implement practices regarded as unethical, unsafe, or hazardous to the environment, it could damage our reputation and negatively affect our operating results. Further, concerns regarding the safety and quality of products provided by our manufacturers could cause our customers to avoid purchasing those products from us. As such, any issue, or perceived issue, regarding the quality and safety of any items we sell, regardless of the cause, could adversely affect our reputation, operations and financial results.

We also are unable to predict whether our manufacturers in the future will be subject to new, different, or additional trade restrictions imposed by the PRC or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from manufacturers, including the imposition of additional export restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of products available to our customers and materially adversely affect our financial performance as well as our reputation. Furthermore, our manufacturers operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries and regions, restrictions on the transfer of funds or other trade disruptions.

Additionally, the economy of mainland China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. In recent years, the government of mainland China has implemented measures emphasizing market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a significant portion of productive assets in mainland China is still owned by the government of mainland China. The government of mainland China continues to play a significant role in regulating industrial development. It also exercises significant control over mainland China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, restricting the inflow and outflow of foreign capital and providing preferential treatment to particular industries or companies. The government of China also has significant authority to exert influence on the ability of a China-based company, such as our manufactures, to conduct their business. Any adverse change in the economic conditions in mainland China, policies of the government or laws and regulations in mainland China could have a material adverse effect on the overall economic growth of China and, in turn, on the business of our major manufactures in mainland China. As a result, we may lose our major manufacturers in mainland China, and we may not have other reliable alternatives or replacements for these manufacturers. A loss of any major manufacturer in mainland China would have an adverse effect on our business, financial condition and results of operations, and may cause Raytech Holding’s Ordinary Shares to significantly decline in value.

Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions.

Our financial forecasts are dependent on estimates and assumptions regarding budget and planning data, market growth, foreign exchange rates and our ability to generate sufficient cash flow to reinvest in the business, fund internal growth, and meet our debt obligations. Our financial projections are based on historical financial data and seasonal effect and on various other assumptions and foreseeable market trend that our management believes to be reasonable under the circumstances and at the time they are made. However, if our external and internal information is inadequate, our actual results may differ materially from our forecasts and cause us to make inappropriate financial decisions. Any material variation between our financial forecasts and our actual results may also adversely affect our future profitability, stock price and shareholder confidence.

We may not manage our growth effectively, and our profitability may suffer.

We experience fluctuations in growth of our different product segments, including periods of rapid or declining growth. We have experience periods of steady expansion in the past 10 years. However, to manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train and manage our research and development staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or manage our growth effectively, our business, financial results and financial condition may suffer.

We cannot assure that we can successfully manage growth and being profitable as we grow. In periods of declining growth, underutilized employees and contractors may result in expenses and costs being a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that we could experience from losing valued professionals and their industry expertise and customers.

Our reputation is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation, which depends on earning and maintaining the trust and confidence of our current or potential customers, is critical to our business. Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by customers or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about our industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We anticipate significant continuing growth in the foreseeable future. However, past results of operations achieved by us should not be taken as indicative of our future prospects and results of operations, and we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and systems procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to recruit, train, manage and motivate employees and manage our relationships with an increasing number of customers. Moreover, as we introduce new products or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in Hong Kong.

If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

We plan to have privacy and data security policies in place that are designed to prevent security breaches and we are looking for resources to assist us to develop our security measures against breaches. However, as newer technologies evolve, and the portfolio of the service providers with which the Company shares confidential information with grows, we could be exposed to increased risk of breaches in security and other illegal or fraudulent acts, including cyberattacks. The evolving nature of such threats, in light of new and sophisticated methods used by criminals and cyberterrorists, including computer viruses, malware, phishing, misrepresentation, social engineering and forgery, is making it increasingly challenging to anticipate and adequately mitigate these risks.

We are likely in the future to be subject to these types of attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liabilities, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our manufacturers, customers or other participants, or the internet infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. As we do not carry cybersecurity insurance, we will not be able to mitigate such risks to any third party. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

We cannot assure that we could retain effective intellectual property rights.

We cannot make assurances that the steps we have taken or will take in the future to protect our intellectual property rights are or will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. As at the date of this Annual Report, neither we nor Pure Beauty own any registered trademarks in any jurisdiction. We intend to register Pure Beauty’s trademarks in Hong Kong to secure trademark protection after seeking professional advice.  However, whilst registration will usually confirm ownership and subsistence of rights, some registrations can still be challenged due to prior existing rights. We cannot assure you that in the future our intellectual property rights registrations will be complete or invulnerable.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Hong Kong’s intellectual property rights laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Hong Kong are still evolving and are uncertain, and we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis. If we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

As at the date of this Annual Report, we have been using certain trademarks on Pure Beauty’s daily business operations which are currently registered in Japan and owned by Mr. Ching (the “Japan Pure Beauty Trademarks”). On August 1, 2021, a trademark license agreement was entered into between us and Mr. Ching (the “Japan Trademark License Agreement”), pursuant to which Mr. Ching agreed to irrevocably and unconditionally grant us, our subsidiaries and branches an exclusive license to use the Japan Pure Beauty Trademarks on a royalty-free basis, for 10 years commencing from the date of the Japan Trademark License Agreement. There is no guarantee that we will be able to successfully renew the Japan Trademark License Agreement upon expiration of its current term and that the same will not be revoked or early terminated by Mr. Ching. In the absence of a valid Japan Trademark License Agreement, the use of the Japan Pure Beauty Trademarks by us or Pure Beauty in Japan may subject us or Pure Beauty to trademark infringement claims, and we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits. As a result, our business and operating results may be materially and adversely affected.

Compromise of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results.

Our own confidential and proprietary information and that of our customers could be compromised, whether intentionally or unintentionally, by our employees, consultants or manufacturers. A compromise of the security of our information technology systems leading to theft or misuse of our own or our customers’ proprietary or confidential information, or the public disclosure or use of such information by others, could result in losses, third-party claims against us and reputational harm, including the loss of customers. The theft or compromise of our or our customers’ information could negatively impact our reputation, financial results and prospects. In addition, if our reputation is damaged due to a data security breach, our ability to attract new engagements and customers may be impaired or we may be subjected to damages or penalties, which could negatively impact our businesses, financial results or financial condition.

Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

Raytech Holding’s principal shareholders have substantial influence over Raytech Holding and their interests may not be aligned with the interests of Raytech Holding’s other shareholders.

Mr. Ching Tim Hoi is currently the beneficial owner of 12,800,000 Ordinary Shares or 72.6% of Raytech Holding’s outstanding Ordinary Shares. Mr. Ching will be able to exert significant voting influence over Raytech Holding’s business, including decisions regarding mergers, consolidations and the sale of all or substantially all of Raytech Holding’s assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by Raytech Holding’s other shareholders, including our public shareholders. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of Raytech Holding, which could deprive Raytech Holding’s shareholders of an opportunity to receive a premium for their shares as part of a sale of Raytech Holding and might reduce the price of Raytech Holding’s Ordinary Shares.

As a “controlled company” under the rules of the Nasdaq Capital Market, Raytech Holding may choose to exempt it from certain corporate governance requirements that could have an adverse effect on its public shareholders.

Our Chief Executive Officer, Mr. Ching, beneficially owns an aggregate 72.6% voting power of the Company, which allows Mr. Ching to determine all matters requiring approval by shareholders. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although Raytech Holding does not currently intend to rely on the “controlled company” exemptions under the Nasdaq listing rules for at least one year after the initial public offering (the “IPO”), Raytech Holding may elect to rely on these exemptions in the future. If Raytech Holding were to elect to rely on the “controlled company” exemptions, a majority of the members of its board of directors might not be independent directors and its nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if Raytech Holding relies on the exemptions, during the period Raytech Holding remains a controlled company and during any transition period following a time when Raytech Holding is no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, wars, riots, terrorist attacks or similar events may give rise to supply chain disruptions, shipment delays, manufacturing breakdowns, and demand shifts, which could cause adversely affect our ability to provide products and services to our customers. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets. We do not have any operation or business in Russia or Ukraine, however, we may potentially be indirectly adversely impacted any significant disruption it has caused and may continue to escalate. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

Although our business operations so far have not been materially and adversely affected by the outbreak of the coronavirus (COVID-19), there can be no assurance that our business operations will not be materially and adversely affected by the continuous effect of the COVID-19 pandemic in the future.

An outbreak of respiratory illness caused by the novel coronavirus, commonly referred as “COVID-19” emerged in late 2019 and has spread globally. COVID-19 is considered to be highly contagious and poses a serious threat to public health. The World Health Organization labeled the COVID-19 outbreak as a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern the organization had declared on January 30, 2020.

In response to the COVID-19 outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations. Temporary closures of businesses have been ordered and numerous other businesses have temporarily closed voluntarily. These actions may continue to expand in scope, type and impact. These measures, while intended to protect human life, are expected to have significant adverse impacts on domestic and foreign economies of uncertain severity and duration. It is likely that the current outbreak or continued spread of COVID-19 will cause an economic slowdown, which may result in a global recession. The effectiveness of economic stabilization efforts being taken to mitigate the effects of the COVID-19 outbreak is currently uncertain.

A public health pandemic, including COVID-19, potentially poses the risk that the Company or its affiliates, employees, manufacturers, customers and others may be prevented from conducting business activities for an indefinite period of time, including as a result of shutdowns, travel restrictions and other actions that may be requested or mandated by governmental authorities. Such actions may prevent the Company from accessing the facilities of its customers to deliver products and provide services. In addition, our customers may choose to delay or abandon projects on which we provide products and/or services as a result of such actions.

Our sales are mainly derived from Pure Beauty’s operations in Hong Kong. The COVID-19 pandemic had in the past resulted in the temporary lockdown of neighbourhoods, quarantine measures, travel restrictions, social distancing restrictions, and the temporary closure of stores and facilities in Hong Kong. The negative impacts of the COVID-19 pandemic on Pure Beauty’s operations in Hong Kong included, have included, and may continue to include the following:

●	Uncertain economic conditions, such as labor shortages or supply chain issues, may raise customers’ concerns and cause customers to refrain from engaging in Pure Beauty’s services.

●	Quarantine measures impeded Pure Beauty’s ability to contact existing and new customers. Travel restrictions limited other parties’ ability to visit and meet in person. Although most communication could be achieved via video calls, this form of remote communication could be less effective in building trust and communicating with existing and new customers.

Although the Hong Kong government has revoked most if not all COVID-19 restrictions, it is difficult to anticipate whether COVID-19 restrictions will be reintroduced in the future. The effect of the revocation of COVID-19 restrictions by the Hong Kong government on Pure Beauty’s operation in Hong Kong remains uncertain.

Although the COVID-19 outbreak so far has not materially disrupted our business operations, there can be no assurance that it will not materially and adversely affect us, our employees, manufacturers, or customers in the future. For example, if a significant number of our employees, or employees and third parties performing key functions, including our CEO and members of our board of directors, become ill, our business may be further adversely impacted.

Our liquidity could be negatively impacted if these conditions continue for a significant period of time and we may be required to pursue additional sources of financing to obtain working capital, maintain appropriate inventory levels and meet our financial obligations. Our ability to obtain any required financing is not guaranteed and largely dependent upon evolving market conditions and other factors. Depending on the continued impact of the COVID-19 outbreak, further actions may be required to improve our cash position and capital structure. We cannot assure you that we would be able to take any of these actions on terms that are favorable to us or at all, that these actions would be successful and permit us to meet our scheduled debt service obligations or satisfy our capital requirements, or that these actions would be permitted under the terms of our existing or future debt agreements.

The COVID-19 pandemic may adversely affect the manufacturing, logistic and delivery of our products in and from mainland China. Due to mainland China’s continuous efforts to contain the spread of the novel coronavirus, which may cause regional lockdowns in mainland China from time to time, the manufacturing of our products and the logistic and delivery of our products from the manufacturers to us and from us to our customers may be adversely affected, which may lead to overdue deliveries. In addition, our manufacturers may not timely receive their raw materials, parts and components, or other services needed for the manufacturing of our products due to the temporary travel restrictions and regional lockdowns in mainland China, which may further delay the manufacturing and logistics of our products.

We may also experience impacts from market downturns and changes in demand for our products and services related to pandemic fears and impacts on our workforce as a result of COVID-19. Although we resumed our sales very soon after a slight sales drops at the initial outbreak of COVID-19 in late 2019 and early 2020 and our operations have not experienced material actual impacts by COVID-19, it is difficult to predict the possible effect and ultimate impact of the COVID-19 outbreak on our business in the future, and there can be no assurance that the impact of COVID-19 will not adversely affect our results of operations, financial conditions and cash flows in the future. If the COVID-19 outbreak becomes more pronounced in our markets, or if another significant natural disaster or pandemic were to occur in the future, our operations in areas impacted by such events could experience further adverse financial impacts due to market changes and other resulting events and circumstances. The extent to which the COVID-19 outbreak impacts our results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19, the longevity of COVID-19 and the actions to contain COVID-19 or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

In addition, the effects of a subvariant of the Omicron variant of COVID-19, which may spread faster than the original Omicron variant, as well as the effects of any new variants and subvariants which may develop, including any actions taken by governments, may have the effect of slowing our sales in Hong Kong.

Furthermore, even after the COVID-19 outbreak has subsided, we may experience impacts to our business as a result of the global economic impact of the COVID-19 outbreak, including any economic downturn or recession or other long-term effects that have occurred or may occur to us, our customers and manufacturers in the future.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in Hong Kong, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as intellectual property laws, employment and labor laws, workplace safety, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in Hong Kong. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and products;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts;

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties with whom we collaborate, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

Members of our management team may in the future be involved in governmental investigations and civil litigations relating to the business affairs of companies with which they are, were or may in the future be affiliated with.

Members of our management team may in the future be involved in governmental investigations and civil litigations relating to the business affairs of companies with which they are, were or may in the future be affiliated with. Any such investigations or litigations may divert our management team’s attention and resources away from managing our business affairs and operations, may be detrimental to our reputation, and thus may negatively affect our business and financial performance.

If Raytech Holding becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price and reputation and could result in a loss of your investment in Raytech Holding’s stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on Raytech Holding, its business and its stock price. Although substantially all of our operations are based in Hong Kong and none of our customers are based in mainland China, if Raytech Holding becomes the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our business.

If we fail to compete effectively, we may miss new business opportunities or lose existing customers, and our revenues and profitability may decline.

The market for some of our products is highly competitive. We do not compete against the same companies for all of our products and services or in all geographic regions. Instead, we compete with different companies or businesses of companies depending on the particular types of requested products and services and the location of the customer or delivery of the products and services. Our operations are highly competitive.

Our competitors include large organizations, such as the international personal care electronic design and development organizations, which offer niche products and services that are the same or similar to products or services offered by us; and small firms and independent contractors that focus on specialized products and services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staffs and greater brand recognition than we do. Some have lower overhead and other costs.

If we cannot compete effectively or if the costs of competing, including the costs of hiring and retaining professionals, become too expensive, our revenue growth and financial results could be negatively affected and may differ materially from our expectations.

If we are unable to rely on the services and connections of our key personnel, or retain the current key personnel, our business could be adversely affected.

Our growth has been heavily dependent on the services provided by our management team. They manage our business operation, develop and execute our business strategies and manage the relationship with our key product manufacturers and corporate customers. Therefore, our future success relies on our ability to retain the services of these key management personnel. If any of these key personnel are unable or unwilling to continue to provide services to us, and we are unable to find suitable replacements, we may not be able to continue our operations effectively and efficiently, and our business and financial conditions could be adversely affected.

Certain of our officers or directors may have actual or potential conflicts of interest because of their equity interests in or positions with Raytech Holdings Company Limited and Zhongshan Raytech.

Raytech Holding’s CEO and Chairman, Mr. Ching, and Raytech Holding’s director and the Assistant to CEO of Pure Beauty, Mr. Ling, currently serve as, and will continue to serve as (i) Executive Director and Supervisor respectively of one of our collaborating manufacturers, Zhongshan Raytech, and (ii) Director and Assistant to CEO respectively of Raytech Holdings Company Limited,. Mr. Ching’s positions at and ownership of Zhongshan Raytech and Raytech Holdings Company Limited, and Mr. Ling’s positions at Zhongshan Raytech and Raytech Holdings Company Limited, on which we rely for manufacturing collaboration, create, or may create the appearance of, conflicts of interest when these officers or directors are faced with decisions that could have different implications for Zhongshan Raytech and Raytech Holdings Company Limited than for us. These potential conflicts could arise, for example, over matters such as the desirability of changes in our business and operations, funding and capital matters, regulatory matters, and contractual arrangements.

Our employees may leave to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

Our employees typically have close relationships with the customers they serve, based on their expertise and bonds of personal trust and confidence. Therefore, the barriers to our employees pursuing independent business opportunities or joining our competitors should be considered low. Although our customers generally contract for services with us as a company, and not with an individual employee, in the event that an employee leaves, such customers may decide that they prefer to continue working with a specific person rather than with us. In the event an employee departs and acts in a way that we believe violates his or her non-competition or non-solicitation agreement, we will consider any legal remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with a former employee or customer, or other concerns, outweighs the benefits of any possible legal recourse. We may also decide that the likelihood of success does not justify the costs of pursuing a legal remedy. Therefore, there may be times we may decide not to pursue legal action, even if it is available to us.

Our business and sales are subject to the business strategies of the brand owners.

For the years ended March 31, 2024 and March 31, 2023, our revenue was attributed to sales of branded products sourced from brand owners by our customers in Japan, U.S., Europe and Australia. Our business and sales are heavily dependent on the market receptiveness of, and demand for, the products being provided by various brand owners. The overall business strategies and product development plans adopted by these brand owners and their ability to maintain and develop the brands are therefore essential to our business.

As we have limited or no influence on the decisions made by the brand owners in relation to their business strategies, in particular, the production of their existing products and development of new products, we cannot assure that the brand owners will be able to maintain and further develop their brands and/or products, or that our customers will continue to show preferences to their brands and/or products. If the strategies of the brand owners turn out to be unsuccessful or due to any other reasons the marketability of the brands falls substantially, the profitability of our business would be materially and adversely affected.

We cannot assure that our products can meet consumer preferences and needs, and will continue to gain market acceptance and secure market share.

We sell and distribute a variety of beauty device products to the general public through our customers’ sales network. The general acceptance by consumers of the brands and products designed and provided by us is of vital importance to our success and it hinges on a number of factors such as brand image, product quality and customer loyalty. Our success also depends, to a large extent, on our ability to offer a diversified portfolio of products that can meet the changing consumer preferences and needs. There is no assurance that the existing products designed and provided by us will be able to satisfy changes in consumer preferences and needs.

We may also fail to anticipate, identify or respond to the constant changes in relation to consumer preferences and needs on a timely basis, nor can we assure that we will be able to gain or increase market receptiveness and market share for our products.

Consumer preferences and needs for products and brands can change from time to time for various reasons, including negative publicity regarding our products, emergence of competitive products and brands, or a general decrease in demand for the beauty device products distributed and sold us. Any of these events could adversely affect our competitive advantage and market share, which in turn could materially and adversely affect our business, financial condition and results of operation.

We rely on external manufacturers for production of all of our products.

We do not have any production facilities or production lines of our own. Our products are sourced from related and independent external manufacturers in mainland China. Our control over these external manufacturers in respect of their production process and quality of products is limited. We cannot assure that (i) there will not be any unexpected interruption of supply of products by these external manufacturers due to any reason beyond our control or expectation, such as introduction of new regulatory requirements, import restrictions, revocation of business licenses, power interruptions, fires or other force majeure; or (ii) the products provided to us by these external manufacturers can meet our quality requirements. Any such problems in relation to the supply of our products by external manufacturers could have a material adverse impact on our business.

Our operating results may fluctuate due to seasonality and other factors.

Our sales are subject to certain degree of seasonal fluctuations. Generally, demand for our beauty device products is relatively higher during spring season from March to June. Sales may also fluctuate during the course of a financial year for a number of other reasons, including the timing of launching new products and advertising and promotional campaigns. As a result, these seasonal consumption patterns may cause our operating results to fluctuate from period to period.

We may be unable to maintain rapid growth and implement our future plans.

Our future business growth primarily depends on the successful implementation of our business objectives, business strategies and future plans. These business objectives are based on our existing plans and intentions, most of which are at initial stages and have not been proceeded to the stage of actual implementation and are therefore subject to high degree of risks and uncertainties. Furthermore, we may not be able to achieve the anticipated growth and expansion of our business due to factors which are beyond our control, such as changes in economic environment, market demands, government policies and relevant laws and regulations. As such, there is no assurance that our business objectives, business strategies and future plans will be accomplished, whether in whole or in part or be implemented within the estimated timeline. In the event that our future plans are not implemented and our business objectives are not accomplished, our business, profitability and financial positions in the future may be materially and adversely affected.

Furthermore, our future business plans may be hindered by other factors beyond our control, such as competition from other retailers and distributors selling similar products. Therefore, there is no assurance that our future business plans will materialize, or result in the conclusion or execution of any agreement within the planned time frame, or that our objectives will be fully or partially accomplished.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. There is uncertainty over the global economic condition such as the trade war between the United States and China. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Adverse economic conditions could also reduce the number of customers and interests in our services and products. Should any of these situations occur, our net revenues will decline, and our business and financial conditions will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Risks Related to Our Corporate Structure

Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements it may have, and any limitation on the ability of Raytech Holding’s subsidiary to make payments to it could have a material adverse effect on Raytech Holding’s ability to conduct its business.

Raytech Holding is a holding company incorporated in the British Virgin Islands, and it may rely on dividends and other distributions on equity paid by its subsidiary for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to Raytech Holding’s shareholders and service any debt it may incur. If any of Raytech Holding’s subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to Raytech Holding.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Item 10 – Additional Information – E. Taxation — Hong Kong Profits Taxation” on page 89 of this Annual Report. Any limitation on the ability of Raytech Holding’s Hong Kong subsidiary to pay dividends or make other distributions to Raytech Holding could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to Raytech Holding’s business, pay dividends, or otherwise fund and conduct its business.

Raytech Holding’s lack of effective internal controls over financial reporting may affect its ability to accurately report its financial results or prevent fraud, which may affect the market for and price of Raytech Holding’s Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to the IPO, Raytech Holding was a private company with limited accounting personnel and other resources for addressing Raytech Holding’s internal control over financial reporting. Raytech Holding’s management has not completed an assessment of the effectiveness of Raytech Holding’s internal control over financial reporting and its independent registered public accounting firm has not conducted an audit of Raytech Holding’s internal control over financial reporting. However, in connection with the audits of Raytech Holding’s consolidated financial statements as of March 31, 2024 and 2023, Raytech Holding and its independent registered public accounting firm identified material weaknesses in Raytech Holding’s internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Raytech Holding’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and iii) a lack of independent directors and an audit committee to establish formal risk assessment process and internal control framework.

In connection with its IPO, Raytech Holding has appointed independent directors, established an audit committee and strengthened corporate governance. In addition, Raytech Holding intends to implement other measures designed to improve its internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; and ii) setting up a financial and system control framework with formal documentation of polices and controls in place.

As a public company, Raytech Holding is subject to the requirement that it maintains internal controls and that management performs periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, Raytech Holding’s business, financial condition, results of operations and prospects, as well as the market for and trading price of Raytech Holding’s Ordinary Shares, may be materially and adversely affected if Raytech Holding does not have effective internal controls. The absence of internal controls over financial reporting may inhibit investors from purchasing Raytech Holding’s Ordinary Shares and may make it more difficult for Raytech Holding to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If Raytech Holding identifies such issues or if Raytech Holding is unable to produce accurate and timely financial statements, its stock price may decline and it may be unable to maintain compliance with the Nasdaq Listing Rules.

If Raytech Holding ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, Raytech Holding will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Raytech Holding’s officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Raytech Holding will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. However, Raytech Holding may cease to qualify as a foreign private issuer in the future.

Raytech Holding is an “emerging growth company” within the meaning of the Securities Act, and if Raytech Holding takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare Raytech Holding’s performance with other public companies.

Raytech Holding is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Raytech Holding has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, Raytech Holding, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Raytech Holding’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. If some investors find Raytech Holding’s Ordinary Shares less attractive as a result, there may be a less active trading market for Raytech Holding’s Ordinary Shares and Raytech Holding’s share price may be more volatile.

Raytech Holding will incur increased costs as a result of being a public company, particularly after Raytech Holding ceases to qualify as an “emerging growth company.”

Raytech Holding will incur significant legal, accounting and other expenses as a public company that Raytech Holding did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. Raytech Holding is an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the initial public offering of the Company, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of Raytech Holding’s Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior fiscal year end, and (2) the date on which Raytech Holding has issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases Raytech Holding’s legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After Raytech Holding is no longer an “emerging growth company,” or until five years following the completion of Raytech Holding’s initial public offering, whichever is earlier, Raytech Holding expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, Raytech Holding is required to have independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Raytech Holding may incur additional costs in obtaining director and officer liability insurance. In addition, Raytech Holding incurs additional costs associated with its public company reporting requirements. Raytech Holding cannot predict or estimate with any degree of certainty the amount of additional costs it may incur as a public company or the timing of such costs.

Raytech Holding’s board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Raytech Holding’s board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which Raytech Holding has a lien. Raytech Holding’s directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with Raytech Holding, accompanied by the certificate for the shares to which it relates and such other evidence as Raytech Holding’s board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of Raytech Holding; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as Raytech Holding’s board of directors may from time to time require, is paid to Raytech Holding in respect thereof.

If Raytech Holding’s directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as Raytech Holding’s board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Risks Related to Doing Business in Hong Kong

All of Pure Beauty’s operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. The government of mainland China may also intervene or impose restrictions on Raytech Holding’s ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain.

We are not based in mainland China and do not have operations in mainland China except that our manufacturers are located in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. For the fiscal years ended March 31, 2024, and 2023, we generated all our revenues from Hong Kong. We believe that, as of the date of this Annual Report, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, and we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture our products, (iii) none of our and our subsidiary’s clients are located in mainland China, and (iv) we and our subsidiary possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we do not expect to be materially affected by recent statements by the government of mainland China indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. However, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to the implementation and interpretation of laws and regulations in mainland China.

Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, as the government of mainland China may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the government of mainland China to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in mainland China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between Raytech Holding, the ultimate holding company, and Pure Beauty, the wholly-owned operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from Pure Beauty. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of Raytech Holding’s Ordinary Shares, potentially rendering it worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign or overseas force to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current HKSAR chief executives Carrie Lam and John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

There are political risks associated with conducting business in Hong Kong.

Substantially all our operations are based in Hong Kong. Accordingly, our business operations and financial condition will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information included in this Annual Report, we derive substantially all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Under the Basic Law of the Hong Kong Special Administrative Region of PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, mainland China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including Raytech Holding, and the market price of Raytech Holding’s Ordinary Shares could be adversely affected.

There remain some uncertainties as to whether we will be required to obtain approvals from mainland China and Hong Kong authorities to offer securities in the future, and if required, we cannot assure you that Raytech Holding will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six regulatory agencies of mainland China in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China-based companies and controlled by mainland China-based companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We are also aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator, or a “CIIO”, in the course of its operations in mainland China must be stored in mainland China, and if a CIIO purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. On November 14, 2021, CAC published the Regulations on the Network Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Under the Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data.

Currently we do not expect the Review Measures to have an impact on the business and operations of Raytech Holding’s Hong Kong subsidiary, Pure Beauty or any future offering, because (i) Pure Beauty is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China, and it is unclear whether the Review Measures shall be applied to a Hong Kong company; (ii) as of the date of this Annual Report, Pure Beauty has not collected and stored personal information of any individual customers of mainland China and possesses personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (ii), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC; and (iii) as of the date of this Annual Report, Pure Beauty has not been informed by any governmental authority of mainland China of any requirement that it file for a cybersecurity review for its IPO or any future offering. Based on the foregoing, we believe Pure Beauty is not required to pass the cybersecurity review of the CAC in order to list Raytech Holding’s Ordinary Shares in the U.S. in the future. Nonetheless, if the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review or if any other PRC government authorities promulgate any interpretation or implementation rules before Raytech Holding’s listing that would require us to go through a cybersecurity review for any future offering of our securities, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, reputational damage as well as legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

In addition, on December 24, 2021, the CSRC issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively, the Draft Rules Regarding Overseas Listings. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing by mainland China-based companies and clarify the determination criteria for indirect overseas listing in overseas markets. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, all mainland China-based companies shall file with the CSRC within three working days.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of mainland China-based companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, mainland China-based companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

Based on the facts that (i) we do not operate any entities in mainland China and the operating revenue, total profit, total assets or net assets as documented in Raytech Holding’s audited consolidated financial statements for the most recent fiscal year is accounted for by our Hong Kong subsidiary, Pure Beauty located outside mainland China; (ii) we do not have any equity interest in any manufacturer located in mainland China and vice versa; and (iii) we conduct a majority of our business and are headquartered in Hong Kong rather than in mainland China, and our senior management team are not PRC citizens or have their residence located outside mainland China, we believe that, we do not meet the criteria as set forth in Article 15 of the Overseas Listing Trial Measures, and are currently not required to complete the filing procedure with the CSRC or to obtain regulatory approval from the CSRC before Raytech Holding’s Ordinary Shares can be listed in the U.S. However, as the Overseas Listing Trial Measures were newly promulgated and there exists substantial uncertainty that the CSRC may take a view that is contrary to our understanding of the Overseas Listing Trial Measures because the Overseas Listing Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company,” over which the CSRC may have substantial discretions. If we are required to complete the filing procedures with the CSRC in connection with any future of our securities, we cannot assure you that we will be able to complete such filings in a timely manner, or at all, in the future. Any failure by us to comply with such filing could impact our operations materially and adversely, subject us to order to rectify, warnings and fines, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

As of the date of this Annual Report, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, (ii) we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture the products, (iii) none of our clients are located in mainland China, and (iv) we possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we believe, we are currently not required to obtain any permission or approval from the CAC, or other governmental authorities of mainland China to operate our business or to list Raytech Holding’s securities on the U.S. exchanges and to issue securities to foreign investors, nor have we been denied of any permissions or approvals from the authorities of mainland China. Furthermore, we believe that, as of the date of this Annual Report, Raytech Holding is not required to obtain any permission or approval from the governmental authorities of Hong Kong to list on the U.S. exchanges and offer securities and we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business and to the best of our knowledge, no license, permission or approval has been denied.

However, if we (i) do not receive or maintain such permission or approval, should the permission or approval be required in the future by the government of mainland China or Hong Kong, (ii) inadvertently conclude that such permission or approval is not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permission or approval in the future, we may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if we fail to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and Raytech Holding’s ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

We are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on Pure Beauty’s daily business operations, Raytech Holding’s ability to accept foreign investments and the listing of Raytech Holding’s Ordinary Shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like Raytech Holding, it may result in a material change in our operations and/or the value of the securities Raytech Holding is registering for sale or could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer securities to investors and cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless.

Rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing was released by the CSRC and became effective. The government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer its Ordinary Shares to investors and could cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless.

On April 2, 2022, the CSRC, in conjunction with the Ministry of Finance, the National Administration of State Secret Protection and the National Archives Administration, issued the Regulations on Enhancing Confidentiality and File Management in Relation to Overseas Securities Issuance and Listing by Domestic Enterprises (Draft for Comments, the “Draft Regulations”), an amendment to the original regulation of the same name published in 2009. The Draft Regulations extend the scope of application of the regulations to indirectly listed enterprises, and expand the definition of “domestic enterprises” to encompass domestic corporations directly listed on overseas exchanges as well as the domestic operating subsidiaries of indirectly listed companies. The Draft Regulations require~~s~~ that, before providing or publicly disclosing documents and materials involving state secrets or government work secrets to security brokers, security service providers, or overseas regulators, the domestic enterprises shall seek approval from the relevant government regulators, and make filings with the local secret protection regulators at the same government level.

The Draft Regulations expand the scope of the regulations from “state secrets” to “state secrets and work secrets of government agencies”. However, the Draft Regulations do not define the scope of such secrets, but merely state that “in case where it is unclear or disputed as to whether state secrets are involved, the issue shall be submitted to the relevant secret protection regulator for determination; in case where it is unclear or disputed as to whether government work secrets are involved, the issue shall be submitted to the relevant government regulator for determination.”

The Draft Regulations mandates that domestic enterprises need to follow the prescribed procedures before furnishing “accounting records or copies of accounting records of significant state or societal storage value” to relevant security brokers, security service providers, and overseas regulators. If it is necessary to transmit such materials of significance out of mainland China, the relevant enterprises need to follow the prescribed procedures for advance approval. Similarly, if an overseas accounting firm intends to provide auditing work on a domestic enterprise seeking overseas listing, the accounting firm shall follow the prescribed procedures under the relevant state laws and regulations. A domestic enterprise shall not provide accounting records to an overseas accounting firm or network who has not satisfied the prescribed procedures.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations. As we are not domestic companies, and do not plan to leak any state secret and working secret of government agencies, or harm national security or public interest in connection with provision of documents, materials and accounting archives, we believe we may not be required to obtain relevant approval or file with the secrecy administrative department in accordance with the Archives Rules with respect to any future offering of our securities. However, as the Archives Rules was newly published, there are substantial uncertainties as to the implementation and interpretation, if we are required to perform additional procedures in connection with the provision of accounting archives or other documents, we cannot assure you that we will be able to fulfill such procedures in a timely manner, or even at all. Any failure by us to comply with the Archives Rules may materially adversely affected, our ability to offer securities to investors to become significantly limited or completely hindered.

On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

We cannot guarantee that we will be able to obtain any approval or authorization from relevant secret protection regulator or other government authorities in a timely manner, or any such approval or authorization can be obtained at all and if we are required to obtain any approval or authorization. Failure to obtain the necessary approvals or complete the required filings in a timely manner may result in the failure to complete the listing or subject us to fines, penalties or other sanctions, which may have a significant adverse impact on our financial position and operations.

In addition, the Archives Rules take into account the international practice of cross-border audit regulatory co-operation and requires that “on-site inspections should be conducted mainly by CSRC and Chinese regulators, or rely on the inspection results of Chinese regulators” stated in the Regulations on Enhancing Confidentiality and File Management in Relation to Overseas Securities Issuance and Listing published in 2009. The Archives Rules make it clear that the CSRC or Chinese regulators shall provide necessary support through multilateral or bilateral cooperation mechanism for cross-border investigation and examination carried out by overseas securities administrative authorities and regulators on mainland China enterprises seeking overseas listings and security brokers or security service providers providing securities services for such domestic enterprises in respect of their activities relating to such overseas issuance and listings. However, there is no existing tried-and-proved mechanisms for cross-border regulatory cooperation, and it is difficult to carry out shareholder claims or regulatory investigations in mainland China similar to those in the United States, due to various legal and practical problems.

Although we do not believe that we are currently prohibited from providing its accounting records to our auditor or that we or our auditor would be required to go through any prescribed procedures for approval under current laws and regulations of mainland China, we may be subject to additional compliance requirements in the future. Since the Archive Rules are newly promulgated, and the interpretation and implementation are not very clear, we cannot assure you that we will be able to receive clearance of such regulatory requirements in a timely manner, or at all, in the future. If the CSRC, the state secret protection regulator or any other relevant government regulator require that we obtain approval or complete relevant procedure prior to the completion of any future of our securities, such offering will be delayed until we have obtained such approval or completed such procedure. There is also the possibility that we may not be able to obtain or maintain such approval, complete such procedure or that we inadvertently concluded that such approval or procedure was not required. If prior approval or procedure was required while we inadvertently concluded that such approval or procedure was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain such approval or procedure in the future, we may face regulatory actions or other sanctions from the CSRC or other regulatory authorities of mainland China. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within mainland China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law of mainland China of the PRC, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out investigation on Raytech Holding and there is a need to conduct investigation or collect evidence within the territory of the mainland China, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the laws and regulations of mainland China. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of mainland China by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of mainland China.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Raytech Holding or its management named in the Annual Report based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of Raytech Holding’s directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Raytech Holding or its management named in the Annual Report, as judgments entered in the United States can be enforced in Hong Kong only at common law.  If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to Raytech Holding’s Ordinary Shares

Although the audit report included in this Annual Report is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in Raytech Holding’s securities may be prohibited under the HFCA Act if the SEC subsequently determines Raytech Holding’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist Raytech Holding’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, Raytech Holding’s auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the PRC government authorities. Raytech Holding’s U.S. auditor is subject to PCAOB inspections on a regular basis, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China and we cannot assure you that Raytech Holding’s auditor’s work will continue to be able to be inspected by the PCAOB.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. Raytech Holding will be required to comply with these rules if the SEC identifies Raytech Holding as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, Raytech Holding’s securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if Raytech Holding’s auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in Raytech Holding’s Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Raytech Holding’s auditor is based in the United States, and therefore is not currently subject to the determinations announced by the PCAOB on December 16, 2021. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit WWC, P.C. to provide audit work papers located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, the trading in Raytech Holding’s securities may be prohibited under the HFCA Act, ultimately resulting in a determination by a securities exchange to delist our securities. Delisting of Raytech Holding’s Ordinary Shares would force holders of Raytech Holding’s Ordinary Shares to sell their Ordinary Shares. The market price of Raytech Holding’s Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The SEC is assessing how to implement other requirements of the AHFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based or having substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on the Nasdaq Capital Market, and only permit them to list on the Nasdaq Global Select or the Nasdaq Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on Raytech Holding, its offering, business and share price. If Raytech Holding becomes the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend Raytech Holding. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

Raytech Holding’s Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Raytech Holding’s Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing Raytech Holding’s Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that Raytech Holding is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if Raytech Holding came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as Raytech Holding or purchase or recommend the purchase of Raytech Holding’s shares until such time as Raytech Holding became more seasoned. As a consequence, there may be periods of several days or more when trading activity in Raytech Holding’s shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for Raytech Holding’s Ordinary Shares may not develop or be sustained.

The market price for our shares may be volatile.

The trading prices of our Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in Hong Kong or China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Hong Kong or Chinese companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong or Chinese companies listed in the United States, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Hong Kong or Chinese companies may also negatively affect the attitudes of investors towards Hong Kong or Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our shares. In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our customers, or our industry;

●	regulatory uncertainties with regard to our variable interest entity arrangements;

●	announcements of studies and reports relating to our service offerings or those of our competitors;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Hong Kong dollar and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

Substantial future sales of Raytech Holding’s Ordinary Shares or the anticipation of future sales of Raytech Holding’s Ordinary Shares in the public market could cause the price of Raytech Holding’s Ordinary Shares to decline.

Sales of substantial amounts of Raytech Holding’s Ordinary Shares in the public market or the perception that these sales could occur, could cause the market price of Raytech Holding’s Ordinary Shares to decline. Sales of these shares into the market could cause the market price of Raytech Holding’s Ordinary Shares to decline.

Raytech Holding does not intend to pay dividends for the foreseeable future.

Raytech Holding currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to Raytech Holding’s dividend policy will be made at the discretion of Raytech Holding’s board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

As of the date of this Annual Report, Pure Beauty has distributed dividends as follows: On December 31, 2021, Pure Beauty declared a per share dividend of HKD155.80 (US$20) to its then sole shareholder, Mr. Ching, which was paid in full in a total amount of HKD1,558,000 (US$198,915) to the shareholder on January 21, 2022. Other than disclosed above, we have not declared or paid any cash dividends on our capital shares. If Raytech Holding determines to pay dividends on any of Raytech Holding’s Ordinary Shares in the future, as a holding company, it will be dependent on receipt of funds from its Hong Kong subsidiary, Pure Beauty. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by Raytech Holding.

If securities or industry analysts do not publish research or reports about Raytech Holding’s business, or if they publish a negative report regarding Raytech Holding’s Ordinary Shares, the price of Raytech Holding’s Ordinary Shares and trading volume could decline.

The trading market for Raytech Holding’s Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about Raytech Holding or its business. We do not have any control over these analysts. If one or more of the analysts who cover Raytech Holding downgrade Raytech Holding, the price of Raytech Holding’s Ordinary Shares would likely decline. If one or more of these analysts cease coverage of Raytech Holding or fail to regularly publish reports on Raytech Holding, Raytech Holding could lose visibility in the financial markets, which could cause the price of Raytech Holding’s Ordinary Shares and the trading volume to decline.

Raytech Holding may experience extreme stock price volatility unrelated to its actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of Raytech Holding’s Ordinary Shares, and such volatility may subject Raytech Holding to securities litigation.

The market for Raytech Holding’s Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that Raytech Holding’s share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, Raytech Holding may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, Raytech Holding’s Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to Raytech Holding’s actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of Raytech Holding’s Ordinary Shares.

In addition, if the trading volumes of Raytech Holding’s Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of Raytech Holding’s Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of Raytech Holding’s Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of Raytech Holding’s Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in Raytech Holding’s Ordinary Shares. A decline in the market price of Raytech Holding’s Ordinary Shares also could adversely affect its ability to issue additional shares of Ordinary Shares or other securities and Raytech Holding’s ability to obtain additional financing in the future. No assurance can be given that an active market in Raytech Holding’s Ordinary Shares will develop or be sustained. If an active market does not develop, holders of Raytech Holding’s Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. Raytech Holding may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Raytech Holding is incorporated under British Virgin Islands law.

Raytech Holding is a company incorporated under the laws of the British Virgin Islands. Raytech Holding’s corporate affairs are governed by its memorandum and articles of association, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against Raytech Holding’s directors, actions by its minority shareholders and the fiduciary duties of Raytech Holding’s directors to it under the British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of Raytech Holding’s shareholders and the fiduciary duties of its directors under the British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in the British Virgin Islands, where Raytech Holding was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Raytech Holding is permitted to rely on home country practice with respect to its corporate governance. Although Raytech Holding currently does not intend to rely on home country practice for at least one year after the initial public offering, it may elect to rely on home country practice in the future. If Raytech Holding chooses to follow the British Virgin Islands’ practice in the future, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Risk Factors – Risks Related to Raytech Holding’s Ordinary Shares and This Offering – As a foreign private issuer, Raytech Holding is permitted to, and Raytech Holding will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Raytech Holding’s shares.” on page 33 of this Annual Report.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by Raytech Holding’s management, or members of its board of directors, than they would as public shareholders of a company incorporated in the United States.

As a foreign private issuer, Raytech Holding is permitted to, and it will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

Raytech Holding is exempted from certain corporate governance requirements of the Nasdaq listing rules by virtue of being a foreign private issuer. Raytech Holding is required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq. The standards applicable to Raytech Holding are considerably different than the standards applied to domestic U.S. issuers. For instance, Raytech Holding is not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions with only independent directors; or

●	have executive sessions of solely independent directors each year.

Raytech Holding has relied on and intends to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq.

If Raytech Holding cannot continue to satisfy, the continuous listing requirements and other rules of the Nasdaq Capital Market, although Raytech Holding is exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of Raytech Holding’s securities and your ability to sell them.

Even though Raytech Holding’s securities are listed on the Nasdaq Capital Market, we cannot assure you that Raytech Holding’s securities will continue to be listed on the Nasdaq Capital Market. In order to maintain Raytech Holding’s listing on the Nasdaq Capital Market, Raytech Holding will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Although Raytech Holding has initially met the listing requirements and other applicable rules of the Nasdaq Capital Market, it may not be able to continue to satisfy these requirements and applicable rules. If Raytech Holding is unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, its securities could be subject to delisting.

If the Nasdaq Capital Market delists Raytech Holding’s securities from trading, Raytech Holding could face significant consequences, including:

●	a limited availability for market quotations for Raytech Holding’s securities;

●	reduced liquidity with respect to Raytech Holding’s securities;

●	a determination that Raytech Holding’s Ordinary Shares are a “penny stock,” which will require brokers trading in Raytech Holding’s Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Raytech Holding’s Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because our business is conducted in Hong Kong dollars and the price of Raytech Holding’s Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that Raytech Holding files with the SEC and provide to its shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, although Raytech Holding’s Ordinary Shares offered by this Annual Report are denominated in United States dollars, Raytech Holding will need to convert the net proceeds it receives into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds Raytech Holding will have available for our business.

There can be no assurance that Raytech Holding will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of Raytech Holding’s Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on Raytech Holding’s current and expected income and assets (taking into account the cash proceeds and the market capitalization following the IPO), Raytech Holding does not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether Raytech Holding is or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of Raytech Holding’s income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with Raytech Holding’s conclusion or that the IRS would not successfully challenge Raytech Holding’s position. Fluctuations in the market price of Raytech Holding’s Ordinary Shares may cause Raytech Holding to become a PFIC for the current or subsequent taxable years because the value of Raytech Holding’s assets for the purpose of the asset test may be determined by reference to the market price of Raytech Holding’s Ordinary Shares. The composition of Raytech Holding’s income and assets may also be affected by how, and how quickly, it uses its liquid assets and the cash raised in the IPO. If Raytech Holding were to be or become a PFIC for any taxable year during which a U.S. Holder holds Raytech Holding’s Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements and increased U.S. federal income tax liability. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. For a more detailed discussion of the application of the PFIC rules to Raytech Holding and the consequences to U.S. taxpayers if Raytech Holding were or are determined to be a PFIC, see “Taxation— Passive Foreign Investment Company.” beginning on page 87 of this Annual Report.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Pure Beauty was incorporated under the laws of Hong Kong with limited liability on April 15, 2013 and Raytech Holding’s Chairman and CEO, Mr. Ching is the founder. In order to prepare for the IPO of the Company, a series of restructure actions have been taken. In June 2022, Raytech Holding was incorporated under the laws of the British Virgin Islands with the sole purpose being a holding company of Pure Beauty. Upon incorporation, Raytech Holding issued 100 founder shares of ordinary share, par value $1.00 per share, to Mr. Ching (90 shares) and other minority shareholders (collectively 10 shares) at $1.00 per share. In August 2022, Mr. Ching, as the sole member of Pure Beauty, transferred all outstanding 10,000 shares of Pure Beauty held by him to Raytech Holding, in conjunction with which, Pure Beauty issued additional 790,000 shares to Raytech Holding; resulting in Raytech Holding being the parent company of Pure Beauty, holding a total of 800,000 shares in Pure Beauty. In September 2022, Mr. Ching subsequently transferred 5 shares of Raytech Holding to APTC Holdings Limited, a British Virgin Islands company, and 5 shares of Raytech Holding to Mr. Chun Yin Ling, a director of Raytech Holding and the Assistant to CEO of Pure Beauty at $1.00 per share.

On May 10, 2023, we filed our amended and restated memorandum and articles of association with the Registrar of Corporate Affairs to increase our authorized shares from 50,000 Ordinary Shares, par value of $1.00 per share, to 8,000,000,000 Ordinary Shares, par value of $0.00000625 per share and effectuated a forward split of all issued and outstanding shares at a ratio of 160,000-for-1.

In August 2023, Market Tycoon Investments Limited transferred 480,000 Ordinary Shares to Mr. WONG TAI CHI at $0.00000625 per share, and APTC Holdings Limited transferred 800,000 Ordinary Shares to Ms. LOOK Wai Yi at $0.00000625 per share. In October 2023, Value Classic Global Limited transferred 640,000 Ordinary Shares to Crystal Charm Investments Limited, a British Virgin Islands company, at $0.00000625 per share, Mr. WONG TAI CHI transferred 480,000 Ordinary Shares to Value Crystal Investment Limited, a British Virgin Islands company, at $0.00000625 per share, and Ms. LOOK Wai Yi transferred 800,000 Ordinary Shares to Ace Challenger Limited, a British Virgin Islands company, at $0.00000625 per share.

On May 17, 2024, we consummated the IPO of 1,500,000 Ordinary Shares (the “IPO Shares”). The Company completed the IPO on a firm commitment basis pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-275197) (the “F-1”), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on May 13, 2024. The IPO Shares were priced at a price of $4.00 per share. The Company has also granted the underwriters a 45-day option to purchase up to an additional 225,000 Ordinary Shares to cover over-allotments, if any (the “Over-Allotment Option”). The Ordinary Shares were approved for listing on The Nasdaq Capital Market on May 13, 2024 and commenced trading under the symbol “RAY” on May 15, 2024.

On July 5, 2024, upon the underwriters’ partial exercise of the Over-Allotment Option, the Company sold 113,083 Ordinary Shares at a price of $4.00 per share accordingly. As a result, the Company has raised gross proceeds of $6,452,332 in the IPO, including the exercise of the Over-Allotment Option, before deducting underwriting discounts and offering expenses.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this Annual Report:

For details of each shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries

Raytech Holding is permitted under the laws of British Virgin Islands to provide funding to its subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. There are no restrictions or limitation on Raytech Holding’s ability to distribute earnings from its businesses, including subsidiary, to the U.S. investors.

Our equity structure is a direct holding structure, that is, the overseas entity listed in the U.S., Raytech Holding, directly holds 100% of shares of Pure Beauty, Raytech Holding’s Hong Kong operating entity. Cash is transferred through our organization in the following manner: (i) funds may be transferred from Raytech Holding, the holding company incorporated in the British Virgin Islands to Pure Beauty in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Pure Beauty to Raytech Holding. Pure Beauty is permitted under the laws of Hong Kong to provide funding to Raytech Holding through dividend distribution without restrictions on the amount of the funds or restrictions on foreign exchange. If Raytech Holding intends to distribute dividends to its shareholders, it will depend on payment of dividends from Pure Beauty to Raytech Holding in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by Raytech Holding to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. If Pure Beauty incurs debt on its own in the future, the instruments governing such debt may restrict Pure Beauty’s ability to pay dividends, make distribution or transfer funds to Raytech Holding. Subject to the BVI Act and our amended and restated memorandum and articles of association, Raytech Holding’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of Raytech Holding’s assets will exceed its liabilities and Raytech Holding will be able to pay its debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

As of the date of this Annual Report, Pure Beauty has distributed dividends as follows: On December 31, 2021, Pure Beauty declared a per share dividend of HKD155.80 (US$20) to its then sole shareholder, Mr. Ching, which was paid in full in a total amount of HKD1,558,000 (US$198,915) to the shareholder on January 21, 2022. Other than the foregoing, as of the date of this Annual Report, no dividends or distributions have been made to any U.S. investors. Both Raytech Holding and Pure Beauty currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of Raytech Holding’s board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Within our direct holding structure, the cross-border transfer of funds within our corporate Company is legal and compliant with the laws and regulations of the British Virgin Islands and Hong Kong. In the future, cash proceeds from overseas financing activities can be directly transferred to subordinate operating entity Pure Beauty via capital contribution or shareholder loans.

In the reporting periods presented in this Annual Report, no cash and other asset transfers have occurred among the Company and its subsidiary.

Currently, substantially all of our operations are in Hong Kong. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from Raytech Holding to Pure Beauty or from Pure Beauty to Raytech Holding and the investors in the U.S.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

See “Dividend Policy” on page 82 and “Risk Factors – Risks Related to Our Corporate Structure – Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements Raytech Holding may have, and any limitation on the ability of its subsidiary to make payments to Raytech Holding could have a material adverse effect on Raytech Holding’s ability to conduct its business.” on page 17 for more information.

Controlled Company

As of the date of this Annual Report and as long as Raytech Holding’s officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under Nasdaq Marketplace Rules.

For so as Raytech Holding is a controlled company under that definition, Raytech Holding is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of Raytech Holding’s board of directors must be independent directors;

●	an exemption from the rule that the compensation of Raytech Holding’s chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that Raytech Holding’s director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although Raytech Holding does not intend to rely on the “controlled company” exemption under the Nasdaq listing rules for at least one year after the initial public offering, Raytech Holding may elect to rely on this exemption in the future. If Raytech Holding elects to rely on the “controlled company” exemption, a majority of the members of its board of directors might not be independent directors and its nominating and corporate governance and compensation committees might not consist entirely of independent directors. See “Risk Factor — As a “controlled company” under the rules of the Nasdaq Capital Market, Raytech Holding may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on Raytech Holding’s public shareholders” on page 11.

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of our IPO; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur as of the end of our fiscal year if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the British Virgin Islands, and more than 50% of our issued and outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4I under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

●	we are not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Corporate Information

Raytech Holding’s principal executive offices are located at Unit 609, 6/F, Nan Fung Commercial Centre, No.19 Lam Lok Street, Kowloon Bay, Hong Kong, and its telephone number is +852 2117 0236. Raytech Holding’s registered office in the British Virgin Islands is at Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Raytech Holding maintains a website at www.raytech.com.hk. The information contained in, or accessible from, Raytech Holding’s website or any other website does not constitute a part of this Annual Report.

B. Business Overview

Business Overview

Leveraging our expertise in personal care electrical appliance industry, we aim to promote consumer lifestyles and drive the awareness of personal grooming. Through Raytech Holding’s wholly-owned subsidiary in Hong Kong, Pure Beauty, we principally engage in the sourcing and wholesaling of personal care electrical appliances for international brand owners. We also provide product design and development collaboration as a value-added service for our customers. Our current customers focus on marketing their personal care electrical appliances products mainly in Japan. Commencing our operation in 2013, we have accumulated over 10 years of experience in the industry.

Our Products

Over years of operation, we have sourced and wholesaled a wide range of personal care electrical appliances, which can be broadly classified into seven  major categories: (i) hair styling series, including hair dryer, hair straightener and curling iron; (ii) trimmer series, including facial shaver, nose trimmer and eyebrow trimmer; (iii) eyelash curler; (iv) neck care series; (v) nail care series; (vi) other personal care appliances such as body and facial brush, reset brush, callus remover, sonic peeling, handy fan and others; and (vii) tooling. In particular, along with product design and development collaboration, we are specialized in sourcing and wholesaling hair dryers within our hair styling series which primarily include salon-type hair protection and styling functions or compact design for travel.

Hair styling series:

Our sale of hair styling series constituted 38%, 62% and 48% of our total revenue for the years ended March 31, 2022, 2023 and 2024, respectively. Approximately 66%, 44% and 37% of our sale of hair styling series for the years ended March 31, 2022, 2023 and 2024, respectively, was derived from the sale of hair dryers.

Major features of the salon-styled hair dryers that we have designed include:

Negative ion technology	Help eliminate frizzy hair

Scirocco fan	Allows to thoroughly dry hair from the roots

Removable filter	Washable for easy daily cleaning and detachable for preventing dust and hair from blocking the blades

Compact size and lightweight	Handy for travel and home use

Our sale of hair straightener represented 14%, 36% and 43% of our sale of hair styling series for the years ended March 31, 2022, 2023 and 2024, respectively. We have focused on designing hair straightener in compact size with quick USB charging for travel and home use.

Trimmer series:

Designed with compact size and equipped with 2-way head of face shaver and nose hair trimmer on each side and washable components, the 2-in-1 face shaver and nose trimmer sets are more popular than the face shaver and nose trimmer as two separate products.

During the year ended March 31, 2024, we launched men shaver, women’s epilator shaver and foil shaver. Men shaver is USB and alternating current (AC) rechargeable, features with handy and waterproof design and can be used in bath. Women’s epilator shaver is battery operated facial care kit for epilation, cleansing, trimming and revitalization. This facial care set is waterproof designed and can be used for wet and dry use. Foil shaver offers advanced 3-stage cutting system, quiet and less vibration motor, close contact around the chin, jaw and neck and waterproof designed.

For the years ended March 31, 2022, 2023 and 2024, 22%, 19% and 34%, respectively, of our revenue related to the sale of trimmer series. Approximately 32%, 32% and 15% of our trimmer series sold in years ended March 31, 2022, 2023 and 2024, respectively, are 2-in-1 face shaver and nose trimmer sets. During the year ended March 31, 2024, the sale of men shaver, women’s epilator shaver and foil shaver contributed 11%, 13% and 27%, respectively, to the total revenue of trimmer series.

Eyelash curler series:

Eyelash curler is designed with 2-way comb either to increase the eyelash volume or to enhance panoramic appearance. The professionally designed curved comb brush head fits the curve of upper and lower eyelashes to create natural curls. We generated approximately 4%, 3% and 1% from this series for the year ended March 31, 2022, 2023 and 2024, respectively.

Neck care series:

Our neck care series primarily include neck cooler which was launched in summer 2021. Neck cooler is designed for outdoor activities in the summer to cool down body temperature and prevent heat stroke. It is silent, light-weight, and designed for comfort and easy carrying. It is also adjustable for various neck sizes and has different cooling speed modes. This product category experiences seasonality with higher sales during the summer time. We generated approximately 15% from this series for the year ended March 31, 2022 but we did not incur any revenue from this series for the years ended March 31, 2024 and 2023.

Nail care series:

Our nail care series is composed of electrical nail polisher. This series contributed 7%, 3% and 2%, respectively, to our total revenue for the years ended March 31, 2022, 2023 and 2024, respectively.

Other personal care appliance series:

Our other personal care appliance series comprises reset brush, callus removers, body and facial brush, sonic peeling, handy fan and others.

We generated approximately 14%, 7% and 5% of our total revenue from this series for the years ended March 31, 2022, 2023, and 2024, respectively. Reset brush represented 41%, 55% and 65% of the sale of our other personal care appliance series for the years ended March 31, 2022, 2023 and 2024, respectively.

Product Sourcing and Wholesaling

We are experienced in design and development in the personal care electrical appliance industry. Our research and development team consists of 2 full-time employees with aggregated experience of at least 16 years of industry experience in electrical appliances engineering and supply chain management. We serve our customers through sourcing or arranging the production process of personal care electrical appliance products to the manufacturers. Besides, leveraging our strong design and development capabilities and our experience in anticipating consumer preference, we are able to provide technical recommendations and solutions to or assist our customers in the design and development of the personal care electrical appliance products that meet the needs of our customers. Riding on our extensive experience and product development capability, we continue to expand and strengthen our market position and plan to explore oral care electrical appliance series for the international brand owners.

Our product sourcing service is summarized as follows: our sales and marketing team first receives an order from our customer who requests our expertise to examine and advise on the design and manufacturing feasibility of a product sample or design prototype of a product prepared by the customer. We forward the sample or design prototype to a manufacturer who performs a feasibility assessment of the design, specification, materials required, type of engineering and required technology and packaging of the product sample or design prototype provided by the customer. As an auxiliary service, we may suggest modifications to the design, specification, materials to be used, technology and packaging to the customer, or as requested by our customer, may jointly design and develop the products with our customer based on the requirement, standard and narrative of our customer. Upon the completion of the assessment and receipt of acceptance of the modifications from the customer, our marketing and operation team provides a price quotation to the customer. Once the quotation is accepted by the customer, we forward the finalized design, specification and customer’s requests to the manufacturer and arrange a manufacturing schedule for producing a sample at the manufacturer’s facility. The manufacturer performs an initial evaluation and quality testing on the sample of the finished product. We then provide the tested sample of the finished product to our customer. Upon the acceptance of the sample of the finished product by the customer’s quality control team, we will arrange a manufacturing schedule with the manufacturer for a mass production. After the mass production is completed, our shipping team confirms the shipping destination with our customer, arranges the shipping documents and forwards the instructions to the manufacturer who fulfills the shipment of the finished product to the customer’s destination as instructed.

We bear the costs and risks of forwarding the sample or design prototype to a manufacturer, providing suggestions for modifications of product design and specification, sending the tested sample of the finished product to our customer and shipping delay that is otherwise caused by other parties rather than the manufacturer. In the event of manufacturing defaults such as refining the product samples, manufacturing failure or delay, or delay of shipping caused by the manufacturing facility, our collaborating manufacturer bears the relative costs and risks.

We sell our personal care electrical appliances products at wholesale to our customers. As the design, prototype, specification of the personal care electrical appliances and the respective packaging, are developed under the narratives, requirements and standards of our customers, the patents of such design and product prototype are owned by our customers.

Our Customers

Our customers are brand owners of personal care electrical appliances including, Koizumi Seiki Corp., one of the top 10 sellers in terms of retail volume in the personal care electrical appliance market in Japan as stated in “Personal Care Appliances in Japan” by Euromonitor International in December 2023. For the years ended March 31, 2022, 2023 and 2024, we generated and 97.8%, 91.3% and 74.1% of our total revenue, respectively, from Koizumi Seiki Corp. During the year ended March 31, 2024, we expanded our markets in the U.S., the U.K., Germany, Australia and New Zealand which represented 21.9%, 0.5%, 0.8%, 1.7% and 0.2%, respectively, of our total sales revenue.

We maintain long term business relationship with our customers.  Leveraging our experience and expertise in the personal care electrical appliances industry, we believe we are well positioned to maintain our relationship with our current customers, and continue to expand our market share in the U.S., Europe and other Asia markets in the near future.

Collaborating Manufacturers

We have forged long-term relationships with manufacturers specialized in producing personal care electrical appliances for international brand owners who market their personal care electrical appliances globally. When selecting and evaluating manufacturers, we consider a number of business factors such as cost, quality and on-time delivery. Our collaborating manufacturers implemented applicable systems which meets the international or local standards requiring high levels of quality and safety requirements.

Our major collaborating manufacturers include: (i) Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. (“Zhongshan Raytech”), a mainland China-based corporation controlled by our founder, Chairman and CEO, Mr. Ching Tim Hoi, and (ii) Zhongshan Leimi Electrical Appliances Company Limited (“Zhongshan Leimi”), a mainland China-based corporation.

For the year ended March 31, 2022, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 77.3% and 22.3%, respectively, of the total manufacturing costs of the Company.

For the year ended March 31, 2023, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 83.1% and 10.4%, respectively, of the total manufacturing costs of the Company.

For the year ended March 31, 2024, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 88.5% and 7.3%, respectively, of the total manufacturing costs of the Company.

The factories operated by our major collaborating manufacturers are located in Zhongshan, Guangdong Province, PRC. The manufacturers have run a well-established supply chain process particularly the procurement of materials and components and manufacturer selection.

Zhongshan Raytech obtained certifications for its quality management system, environmental management system and occupational safety system under the standards of China Quality Certification Center (“CQC”), which is based in Beijing, PRC and is under control of the China Certification & Inspection Group, which is approved by the State General Administration for Quality Supervision and Inspection and Quarantine and the Certification and Accreditation Administration of the mainland China of the PRC. CQC is a member of IQNet Association, an international certification entity in Switzerland formed by more than 30 certification entities in major countries and those members implemented domestic standards which mirror equivalent standards established by International Organization for Standardization (“ISO”). Zhongshan Raytech obtained the following certifications issued by CQC as of March 31, 2024.

CQC Standard and equivalent ISO standard	Type of standard *	Date of issuance, renewal and expiration	Certificate number	ISO criteria that an organization is required to meet *
GB/T 19001-2016 (ISO9001:2015)	Quality management system	Date of initial issuance: December 24, 2018 Date of renewal: February 10, 2022 Date of expiration: December 23, 2024	00122Q31058R1M/4400

An organization needs to demonstrate it had:

 the ability to consistently provide products and services that meet customer and applicable statutory and regulatory requirements;

●        facilitating opportunities to enhance customer satisfaction;

●        addressing risks and opportunities associated with its context and objectives;

●        the ability to demonstrate conformity to specified quality management system requirements.

GB/T 24001-2016 (ISO14001:2015)	Environmental management system	Date of initial issuance: March 1, 2019 Date of renewal: February 9, 2022 Date of expiration: February 28, 2025	00122E30452R1M/4400

An organization established, maintained and improved an environmental management system and assured itself of conformity with its stated environmental policy. It is required to demonstrate it had:

●        enhancement of environmental performance;

●        fulfilment of compliance obligations;

●        achievement of environmental objectives.

GB/T 45001-2020 (ISO45001:2018)	Occupational health and safety (“OH&S”) management system	Date of initial issuance: January 2, 2019 Date of renewal: February 9, 2022 Date of expiration: January 1, 2025	00122S30344R1M/4400

An organization established, implemented and maintained an OH&S management system to improve occupational, health and safety, eliminate hazards and minimize OH&S risks. An organization is required to demonstrate it had:

●        continued to improve OH&S performance

●        fulfilled legal and other requirements

●        achieved OH&S objectives

*	Description of the applicable ISO standard type and requirement is presented according to the International Organization for Standardization.

Market and Industry Overview

As discussed in “Personal Care Electrical Appliances Market Size 2024-32 Market Research Report” by IMARC Group and “Personal Care Appliances Global Market Report 2024 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-Use (Female, Male) – Market Size, Trends, And Global Forecast 2024-2033” published by The Business Research Company, personal care electrical appliances are grooming products which primarily consist of hair care appliances (e.g. hair dryer, hair straightener, hair clippers, curling irons, hair setters, and others), hair removal appliances (e.g. trimmer, power shaver and epilator), oral care appliances such as powered tooth brush and oral irrigator, and other personal care appliances such as electrical facial brush, electrical facial cleanser, electrical eyebrow trimmer, battery-operated nail polisher. IMARC Group analyzed that the series of hair care appliances plays a major role in the total global market share of personal care electrical appliances currently.

Global Overview

The market size of the global personal care electrical appliances market expanded to US$22.75 billion in 2024 from US$21.27 billion in 2023 at a compound annual growth rate (CAGR) of 7% based on “Personal Care Appliances Global Market Report 2024 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-Use (Female, Male) – Market Size, Trends, And Global Forecast 2024-2033” published by The Business Research Company.

In its “Personal Care Electrical Appliances Market Size 2024-32 Market Research Report,” IMARC Group stated that the market size of the global personal care electrical appliances was about US$22.9 billion in 2023.

According to “Personal Care Appliances Global Market Report 2024 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-Use (Female, Male) – Market Size, Trends, And Global Forecast 2024-2033” issued by The Business Research Company, the major sellers in the global personal care appliances sector include: Conair Corporation, Dyson Ltd, Helen of Troy Limited, Colgate-Palmolive Company, Koninklijke Philips N.V., The Procter & Gamble Company, The Wahl Clipper Corporation, Panasonic Corporation, Samsung Electronics Co., Ltd., LG Corporation, and Braun GmbH.

Majority of the Company’s customers are international brand owners who predominantly marketed their personal care electrical appliances in Japan and the United States.

A study of personal care appliances in Japan performed by Euromonitor International in December 2023 (“the study”, “the research”) found that while total retail sales volume flattened by 0.3% in 2023, from 30.7 million in 2022 to 30.8 million in 2023, the overall total sales value of personal care electrical appliances in Japan increased by 10.8% in 2023, from Japanese Yen 277.6 billion in 2022 to Japanese Yen 307.6 billion in 2023 primarily due to a growth in the average unit price and upgrades in product functions, particularly in hair care electrical appliance, in 2023. The study forecasted that retail volume sales are expected to rise to 32 million in 2024.

Statistics performed by Euromonitor International identified that Panasonic Corp is the major personal care appliance company which represented 44.8% of the market share in the personal care electrical appliance industry in Japan in 2023. Koizumi Seiki Corp., Tescom Co. Ltd., Procter & Gamble Far East Inc., Philips Electronics Japan Ltd. and Hitachi Appliances Inc represented 7.6%, 7.6%, 5.9%, 3.6% and 3.3%, respectively, of the total market share in Japanese personal care electrical appliance industry in 2023.

Further, the research analyzed that the development of the personal care appliances includes three aspects:

●	brand premiumization and inflation

●	dominance of hair care appliances

●	innovation in body shavers

Euromonitor analyzed that although retail sales volume of personal care appliance in Japan remained steady in 2023, the sales dollar amount grew by 10.8% in 2023. Rise in unit price and product upgrades are the key factors. Personal care electrical appliance sellers continued to invest in offering high quality, authentic designs and additional value-added and unique product functions in order to justify higher unit prices.

Hair care appliances still play a major category in personal care electrical appliances in Japan. Many new personal care appliance sellers such as Dyson, Yaman, Refa, I-ne entered the market of hair care appliances in 2016, 2021, 2019 and 2011, respectively. Traditional well-known brands such as Panasonic, Sharp and Tescom continued to elevate the quality and functions of their hair care appliances products with Panasonic remains its strong presence in this category. The study mentioned that consumers are willing to pay for the higher price for the quality experience.

The study highlighted that the new design in body shavers by Panasonic and Yaman is expected to perform well. The new design integrated with skin care features and the slim size accommodated the needs for business travel and easier storage and portability.

A study of personal care appliances in the U.S. performed by Euromonitor International in November 2023 (“the U.S. study”, “the U.S. research”) found that although the total retail sales volume reduced by 0.2% in 2023, from 157.9 million units in 2022 to 157.6 million units in 2023, the overall total sales value of personal care electrical appliances in the U.S. increased by 10.8% in 2023, from US$6.57 billion in 2022 to US$6.81 billion in 2023 primarily due to an increase in demand for oral care electrical appliances at home, launch of multiple functions of hair care electrical appliances and higher unit price of personal care appliances in 2023. Euromonitor anticipated that the retail volume and sales amount of the personal care appliances in the US are expected to rise to 157.9 million units and US$6.86 billion, respectively, in 2024 as well as 161.5 million units and US$7.3 billion in 2028.

Statistics performed by Euromonitor International identified that Conair Corp is the major personal care appliance company which represented 28.6% of the market share in the personal care electrical appliance industry in the U.S. in 2023. Helen of Troy Ltd, Procter & Gamble Co., The Spectrum Brands Holdings Inc., Philips Electronics North America Corp., Church & Dwight Co. Inc., and Colgate-Palmolive Co. contributed 9.2%, 8.3%, 7.8%, 4.2%, 4.2% and 3.7%, respectively, of the total market share in the U.S. personal care electrical appliance industry.

Further, the research analyzed that the development of the personal care appliances includes three aspects:

●	Multifunctionality in personal care appliances

●	Online marketing and customer education in personal care appliance

●	Future demand for pro-ageing personal care appliances

Euromonitor analyzed that hair care and oral care appliances still play the first and second largest categories in personal care electrical appliances in terms of volume in units in the U.S. Hair care appliance players such as Dyson utilized sophisticated hair appliance technology which integrated drying and styling functions for long, short and curly hair. Other hair care appliance market players such as Shark Beauty’s Flexstyle and IonLUXE offers multifunctional hair dryers for drying, styling and setting. Major oral care appliance players, Philips, Panasonic and Proctor & Gamble as well as other new market players, izzo, quip and Moon offer bundled electronic toothbrushes and oral care components, for instance, anti-cavity toothpaste, refillable floss pick, refillable dispenser, mouthwash and other tools. Those oral care appliance players utilize their online websites or celebrities to promote the oral hygiene.

The U.S. research also anticipated that online marketing and consumer education become prominent in marketing personal care appliances and changing customers habits. Personal care appliances players such as Dyson and izzo released videos on their websites to explain hair styling, professional grade oral care, technology and engineering utilized in their products. Those players also marketed their products online as their virtual stores to boost sales.

Further, Euromonitor predicted that due to the aging population in the U.S., electrical facial care products with pro-ageing functionality can be an opportunity to upscale electrical facial care market. NuFACE and Solawave introduced sophisticated electrical facial care appliances with microcurrent and LED light therapy options for cell stimulation and optimal absorption of skin care topicals into the skin’s epidermis.

Future Development

In its “Personal Care Electrical Appliances Market Size 2024-32 Market Research Report,” IMARC Group predicted that the global personal care electrical appliances market size could reach US$35.9 billion by 2032 which represents a growth rate (CAGR) of 5% during 2024-2032.

“Personal Care Appliances Global Market Report 2024 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-Use (Female, Male) – Market Size, Trends, And Global Forecast 2024-2033” published by The Business Research Company anticipated that the global market value for personal care appliances is estimated to grow to US$29.68 billion by 2028, proliferating at a compound annual growth rate (CAGR) of 6.9%. It analyzed that Asia Pacific is anticipated to be the fastest growing market during the forecast period.

Allied Market Research evaluated that the expansion in the global personal care electrical appliances market from 2022 through 2031 is driven by an improvement in economic environment, an uprising in aging population and a surge in disposable income. Moreover, social media also play an instrumental role in the society and businesses utilized social media as a conduit to promote and market their brands and products. The research indicated that e-commerce channel segment is expected to record the highest CAGR of 7.4% among various distribution channels of this market during 2022 through 2031 owing to the increased association of internet and e-shopping habit of the consumers. In addition, through the advertisements and promotions of brands or products by celebrities or notable individuals, these brands and products tend to increase consumers’ awareness, trust and comfort. These sales channels help fuel the market and create bigger opportunities for personal care electrical appliances market. Allied Market Research also stated that the use of social media, a rise in disposable income, rapid urbanization and an increase in youth population in Asia-pacific regions trigger the demand for personal care appliances which would exhibit the highest CAGR of 8.4% during 2022 through 2031.

In addition, according to Personal Care Appliances Global Market Report 2024 published by Research and Markets, global personal care appliances market exhibited a growth from US$21.27 billion in 2023 to US$22.75 billion in 2024 at CAGR of 7.0%. It added that the personal care appliances market size is expected to proliferate to US$29.68 billion in 2028 at CAGR of 6.9%. Major drivers include continued popularity of personal care appliances, an increase in consciousness of personal health, personal appearance and personal hygiene, growing aging population and surge in online purchase.

Key Market Drivers and Opportunities:

●	rise in disposable incomes and expansion of organized retail sector;

●	advertising and promotions through social media and celebrities;

●	rapid technological advances and energy efficiency innovations that offering budget-friendly styling and personal care electrical appliance products, and advanced products with convenience and ease-of-use; and

●	change of lifestyle pattern and fashion trends that drive customers to splurge on styling and aesthetically appealing self-grooming devices for personal care and hygiene.

Key Market Restraints:

●	increasing amount of plastic waste due to disposal of electrical appliances acts as a restraint in the development of these products; and

●	emerging markets are expected to continue to grow slightly slower than the developed markets in the forecast period due to lower priority in personal care and hygiene comparing with the developed markets.

Competitive Strengths

We possess certain attributes that differentiate us as a personal care electronic appliance provider from Hong Kong. Our key competitive strengths include:

We have strong presence in the personal care electrical appliances industry with a 10-year operating history and emphasis on hair styling products

We believe that we have built up strong reputation in the personal care electrical appliances industry as a result of our at least 11-year operating history and our establishment in the industry. For example, in October 2017 and in April 2019, our founder, Mr. Ching, was featured twice by the HKEAIA Express Magazine, an official publication of the Hong Kong Electrical Appliance Industries Association, for his decades of experience in the electrical appliance industries. Such reputation has attracted various renowned brand owners which became our major customers.

Our research and development expertise has allowed us to further develop a new variety of personal care electronic products for our customers and establish strong relationships with our customers.

Led by a management team with 30 years of research, development and operation experience in the industry, our Company’s business growth has been driven by our research and development efforts in satisfying various needs of our customers.

We work closely with our customers in product design and development. We believe that by engaging meetings with our customers and obtaining feedbacks from our customers, we are able to gain a deeper understanding of our customers’ requirements and develop desirable products that satisfy our customers’ needs. As such, we have established strong relationship with our customers through our close working relationship with them. We believe that our Company is positioned to secure more orders from our existing customers and attract new customers to expand our customer base.

We have a quality control system, which allows us to deliver high quality products and maintain market reputation

We place great emphasis on high quality products and hence, we have implemented stringent quality control system. Our quality control measures are to make sure our collaborated manufacturers in compliance with the quality standard required by our customers and ensure that our products are delivered with consistent, reliable, safe and high-quality standards such as those established by International Organization for Standardization (“ISO”). We also place great emphasis on the safety of our products. Our products meet the safety requirements from our customers and all applicable international safety standards of destinations where our products are shipped to, such as the JET Certification Scheme provided by the Japan Electrical Safety and Environment Technology Laboratories. Our customers are international renowned brand owners of hair styling products and personal care electronical appliance products which have stringent requirements on our products to meet various quality and safety standards. Given that we have long business relationship with these customers, we believe that our products are of high quality and capable of being sold in the high-end market and able to continue to strengthen our position as a design office for international brand owners in the long run.

We have a strong and experienced management team with strong commitment

Our success and growth are substantially attributable to the strong commitment of our executive Directors and senior management team to deliver high quality products to our customers. Our founder, Mr. Ching Tim Hoi, executive Director and Shareholder has over 30 years of experience in the personal care and lifestyle electrical appliances industry. Mr. Ching is primarily responsible for formulating the overall sales and marketing strategies, business development and making major decisions of our Company. Since the establishment of Pure Beauty, Mr. Ching has made contribution to our Company consistently and continuously with his insight in product design, his dedication on quality control of our products and his skills in departmental management. For the senior management of our Company, most of them have worked in our Company for over 10 years and have extensive experience in the personal care and lifestyle electrical appliances industry. Leveraging the foresight and in-depth industry knowledge of our Directors and senior management team, our Company has been able to formulate sound business strategies, assess and manage risks, anticipate changes in consumer preferences, and capture market opportunities. For details of our executive Directors and senior management, please refer to the section entitled “Management” of this document.

We believe that the vision, experience, market-awareness, in-depth knowledge in the personal care and lifestyle electrical appliances industry of our Directors and senior management team have been pivotal to the success of our business and our ability to continue to explore new business opportunities and strengthen our position in the market.

Growth Strategy

Our goal is to become a leading product design and development office in personal care and lifestyle electrical appliances industry in Asia. To achieve this goal, we plan to adopt the following plans and strategies:

●	explore new product lines such as oral care electrical appliances;

●	continue to expand our men’s personal care and hair care and styling product lines. For instance, shavers and electric hair brush;

●	broaden sales through providing technical expertise to the potential and new customers in personal care electrical appliance market; and

●	approach customers who sell and market their personal care electrical appliances in Europe, the US and other Asia markets.

Expansion of market

We seek to expand our customer base, geographic presence and improve our local connection with them. We intend to expand our business from Hong Kong to the U.S., Europe and Asia market. We have currently only conducted limited market studies of these other markets, but have not started any marketing or sales initiatives for these markets.

We plan to increase our investments in sales and marketing function, in particular the U.S., Europe and Asia market to cope with our business expansion plan, our Company’s sales and marketing activities mainly included handling purchase orders received from our customers, coordinating with our manufacturers which have their production teams for execution of purchase orders, communicating with our customers on their requests and feedbacks exploring with then the potential business opportunities. We believe that one of our keys to success is to achieve customer satisfaction by, among others, demonstrating to our customers that their purchase orders are closely monitored and their requests and feedbacks are timely handled through our delegated sales and marketing team. This helps us to retain our customers and gain more orders from them. Our management identified the needs to allocate resources to actively promote our aforesaid strengths with a view to attracting potential customers to approach us for our products and services.

Recruit, Retain and Develop Employees

We will continue hiring highly qualified and experienced staff in the field. In order to expand and grow our business, we must continuously recruit and attract talented employee not only in sales and marketing side for acquiring new customers, but also the operational staff to perform in connecting with production and manufacturing side. We believe that becoming a publicly-traded company will enhance our reputation and will attract more talented people to join us.

Competition

The personal care electrical appliance market is relatively fragmented subject to macro-economic cycles and the entry of new competitors. We are directly competing with other design and development offices in the industry and also with manufacturers who locate in South Asia.

Majority of our revenue was derived from sales to Japan markets. We anticipate that customer demand for our Company’s personal care electrical appliances going forward will be primarily affected by the demand and performance of Japan. However, our targeted costumer markets are expected to maintain a stable growth.

We mainly compete on product quality and research and development capabilities. We believe that we can compete effectively by virtue of our well-established relationship with our customers which are international brand owners, strong presence in the personal care electrical appliances industry, strong and established product design and development capabilities, quality assurance system and our experienced and dedicated management team.

Intellectual Property

We currently do not own any trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property. Regardless of the type of our services, as the design, prototype, specification of the personal care electrical appliances and the respective packaging, are developed under the narratives, requirements and standards of our customers, the patents of such design and product prototype are owned by our customers.

As at the date of this Annual Report, we have been using certain trademarks on Pure Beauty’s daily business operations which are currently registered in Japan and owned by Mr. Ching (the “Japan Pure Beauty Trademarks”). On August 1, 2021, a trademark license agreement was entered into between us and Mr. Ching (the “Japan Trademark License Agreement”), pursuant to which Mr. Ching agreed to irrevocably and unconditionally grant us, our subsidiaries and branches an exclusive license to use the Japan Pure Beauty Trademarks on a royalty-free basis, for 10 years commencing from the date of the Japan Trademark License Agreement. See “Risk Factors – Risks Related to Our Business – We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations” on page 10.

Patent

We do not retain the patent of the finished products we sourced to manufacturers and designed or developed with our customers. Such patents belong to our customers who hired us for the design and development of such products.

Domain

Pure Beauty Manufacturing Company Limited registered the domain name of “www.raytech.com.hk”.

Employees

As of March 31, 2024, we have 6 employees. No employees are represented by a labor union, and we believe that we have good relations with our employees.

Facilities

Our principal executive office is a 1,343 square feet leased property located at Unit 609, 6/F, Nan Fung Commercial Centre, 19 Lam Lok Street, Kowloon Bay, Hong Kong. Pursuant to the Lease Agreement, the lease term is one year, from April 1, 2024 to March 31, 2025 and the monthly rent is HKD25,000 (US$3,194).

The operating lease expenses amounted to HKD300,000 (US$38,334) for both the years ended March 31, 2024 and 2023.

Future minimum lease payments under the lease agreement are as follows as of March 31, 2024:

As of March 31, 2024	Amount (HKD)	Amount (US$)
Within one year	$300,000	38,334
1 – 5 years	-	-
	$300,000	38,334

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Governmental Regulations

Our operations are subject to numerous laws of Hong Kong and regulations in a number of areas including, but not limited to, areas of labor and employment, immigration, advertising, e-commerce, tax, import and export requirements, data privacy requirements, anti-competition, and environmental, health, and safety. As of the date of this Annual Report, we believe that we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business and to the best of our knowledge, no license, permission or approval has been denied.

The following table provides details on the licenses, permissions or approvals held by Raytech Holding’s Hong Kong subsidiary Pure Beauty.

License/permit/approval	Issuing authority	Commencement date	Expiry date

Business Registration Certificate	Inland Revenue Department	April 15, 2024	April 14, 2025

Regulations Related to our Business Operations in Hong Kong

Pure Beauty is Raytech Holding’s wholly-owned subsidiary established in Hong Kong through which Raytech Holding conducts its operations. As at the date of this Annual Report, there was no statutory or mandatory licensing and qualification system in Hong Kong governing the design, development and sourcing of personal care electrical appliances.

Below sets out a summary of certain aspects of the Hong Kong laws and regulations which are relevant to our operation and business.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for 1 year.

Personal Data (Privacy) Ordinance (Cap. 486) of Hong Kong), or the PDPO

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1—purpose and manner of collection of personal data;

●	Principle 2—accuracy and duration of retention of personal data;

●	Principle 3—use of personal data;

●	Principle 4—security of personal data;

●	Principle 5—information to be generally available; and

●	Principle 6—access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data, may seek compensation from the data user concerned.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment.

The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 (approximately $12,900,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme within the first 60 days of employment. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes the requirement of enrolling eligible employees in a registered MPF Scheme or the requirement of paying mandatory contributions to the MPF Schemes commits a criminal offence and is liable on conviction to a fine and imprisonment.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), or the MWO

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) provides for a prescribed minimum hourly wage rate (currently at HK$40 per hour) during the wage period for every employee engaged under a contract of employment under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

Failure to pay minimum wage amounts to a breach of the wage provisions under EO. An employer who wilfully and without reasonable excuse fails to pay wages to an employee when it becomes due commits a criminal offence and is liable on conviction to a fine and imprisonment.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong), or the CGSO

The Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) imposes a duty on manufacturers, importers and manufacturers of certain consumer goods to ensure that the consumer goods they supply are safe and for incidental purposes.

The Company’s products are regulated by the CGSO and the Consumer Goods Safety Regulation (Cap. 456A, Laws of Hong Kong) (the “Consumer Goods Safety Regulation”).

Section 4(1) of the CGSO requires consumer goods to be reasonably safe having regard to all of the circumstances including the manner in which, and the purpose for which the products are presented, promoted or marketed, the use of any mark in relation to the products, instructions and warnings given for the keeping or use of the products, reasonable safety standards published by a standards institute or other similar bodies and the existence of any reasonable means to make the products safer.

According to section 2(1) of the Consumer Goods Safety Regulation, where consumer goods on their packages are marked with, or where any labels affixed to or any documents enclosed in their packages contain, any warning or caution regarding the safe keeping, use, consumption or disposal, such warning or caution shall be in both the English and the Chinese languages. Such warnings and cautions, as required by section 2(2) of Consumer Goods Safety Regulation, shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label security affixed to the package; or (d) a document enclosed in the package.

Electrical Products (Safety) Regulation (Chapter 405G of the Laws of Hong Kong)

It is a requirement under the Electrical Products (Safety) Regulation (Chapter. 405G of the Laws of Hong Kong) that electrical products which are designed for household use and supplied in Hong Kong shall comply with certain safety requirements and obtain recognized certificates of safety compliance.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), or the OSHO

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) aims to ensure the safety and health of employees when they are at work. Under the OSHO, an employer must ensure the safety and health of his workplace by (i) providing and maintaining plant and work systems that are safe and without risks to health, (ii) making arrangement for ensuring safety and health in connection with the use, handling, storage or transport of plant or substances, (iii) providing all necessary information, instruction, training and supervision for ensuring safety and health, (iv) providing and maintaining safe access to and egress from the workplace, and (v) providing and maintaining a safe and healthy work environment. An employer who fails to comply with the above may be liable on conviction to a fine and imprisonment, if he did so intentionally, knowingly or recklessly.

Occupational Safety and Health Regulation (Chapter 509A of the Laws of Hong Kong)

The Occupational Safety and Health Regulation (Chapter 509A of the Laws of Hong Kong) further sets out basic requirements for accident prevention, fire precaution, workplace environment control, hygiene at workplaces, first aid, as well as what employers and employees are expected to do in manual handling operations.

Tortious Duty Under Common Law

Apart from contractual liability, under common law, manufacturers, distributors and retailers of products also owe a duty of care to consumers and may be liable for damage resulting from defects in goods caused by their negligent acts or for any fraudulent misrepresentation made in the distributing and selling of goods. Where a manufacturer, distributor and retailer knows or reasonably believes that the products may be defective, he may have to cease to supply such goods and to give warning and instructions to persons to whom the products are supplied. Any person who undertakes to design, import or supply a product, and who negligently performs his work and causes damage to another person or property, will also attract civil liability.

Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong), or the TDO

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) prohibits false trade descriptions, false, misleading or incomplete information, false statements, etc., in respect of goods offered in the course of trade. Therefore, all of the products sold by the Company are required to comply with the relevant provisions therein. Section 2 of the TDO provides, inter alia, that “trade description” in relation to goods means an indication, direct or indirect, and by whatever means given, of certain matters (including quantity, method of manufacture, composition, fitness for purpose, availability, compliance with a standard specified or recognized by any person, price, their being of the same kind as goods supplied to a person, price, place or date of manufacture, production, processing or reconditioning, person by whom manufactured, produced, processed or reconditioned, etc.), with respect to any goods or parts of the goods; and in relation to services means an indication, direct or indirect, and by whatever means given, of certain matters (including nature, scope, quantity, fitness for purpose, method and procedures, availability, the person by whom the service is supplied, after-sale service assistance, price etc.).

Section 7 of the TDO provides that no person shall in the course of trade or business apply a false trade description to any goods or sell or offer for sale any goods with false trade descriptions applied thereto. Section 7A of the TDO provides that a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer, or supplies or offers to supply to a consumer a service to which a false trade description is applied, commits an offence.

Sections 13E, 13F, 13G, 13H and 13I of the TDO provide that a trader who engages in relation to a consumer in a commercial practice that (a) is a misleading omission; or (b) is aggressive; (c) constitutes bait advertising; (d) constitutes a bait and switch; or (e) constitutes wrongly accepting payment for a product, commits an offence.

A person who commits an offence under sections 7, 7A, 13E, 13F, 13G, 13H or 13I shall be subject, on conviction on indictment, to a fine of HK$500,000 and to imprisonment for 5 years, and on summary conviction, to a fine at HK$100,000 and to imprisonment for 2 years.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), or the TMO

The Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) provides for the registration of trademarks, the use of registered trademarks and connected matters. Hong Kong provides territorial protection for trademarks. Therefore, trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong. In order to enjoy protection by the laws of Hong Kong, trademarks must be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 559A of the Laws of Hong Kong) (the “Trade Marks Rules”).

According to section 10 of the TMO, a registered trademark is a property right acquired through due registration under such ordinance. The owner of a registered trademark is entitled to the rights provided by the ordinance.

By virtue of section 14 of the TMO, the owner of a registered trademark is conferred exclusive rights in the trademark. The rights of the owner in respect of the registered trademark come into existence from the date of the registration of the trademark. According to section 48 of such ordinance, the registration date is the filing date of the application for registration.

Subject to the exceptions in section 19 to section 21 of the TMO, any use of the trademark by third parties without the consent of the owner is an infringement of the trademark. Conducts which amount to infringement of the registered trademark are further specified in section 18 of the same ordinance.

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

The Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) provides, inter alia, that where a seller sells goods in the course of a business, there is an implied condition that (a) where the goods are purchased by description, the goods must correspond with the description; (b) the goods supplied are of merchantable quality; and (c) the goods must be fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject defective goods unless he or she has a reasonable opportunity to examine the goods.

C. Organizational Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, Plants and Equipment

See “Item 4. Information on the Company – B. Business Overview – Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, which have been prepared in accordance with GAAP, included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors” and elsewhere in this Annual Report.

Overview

Leveraging our expertise in the personal care electrical appliance industry, we aim to promote consumer lifestyles and drive the awareness of personal grooming. Through Raytech Holding’s wholly-owned subsidiary in Hong Kong, Pure Beauty, we principally engage in the sourcing and wholesaling of personal care electrical appliances for international brand owners. We also provide product design and development collaboration as a value-added service for our customers. Our customers are brand owners of personal care electrical appliances who market and sell their personal care electrical appliances products to end consumers. Commencing our operation in 2013, we have accumulated over 10 years of experience in the industry.

Over years of operation, we have sourced and wholesaled a wide range of personal care electrical appliances, which can be broadly classified into five major categories: (i) hair styling series, including hair dryer, hair straightener and curling iron; (ii) trimmer series, including facial shaver, nose trimmer and eyebrow trimmers; (iii) neck care series; (iv) nail care series; and (v) other personal care series, including eyelash curler, facial brushes, electric cosmetic brush cleaners, and callus removers. In particular, we are specialized in sourcing and wholesaling hair dryers within our hair styling series which primarily include salon-type hair protection and styling functions or compact design for travel.

Our customers are brand owners of personal care electrical appliances including, Koizumi Corporation Inc, one of the top 10 sellers in terms of retail volume in the personal care electrical appliance market in Japan as stated in “Personal Care Appliances in Japan” by Euromonitor International in December 2023. We maintain long term business relationship with our customers.  Leveraging our substantial experience and expertise in the personal care electrical appliances industry, we believe e we are well positioned to maintain our relationship with our current customers, and we have engaged with new customer to expand our market share in the U.S., UK, Europe, Australia and other Asian markets in the near future.

Since our inception, our business has generated significant growth in revenues and profits. Our revenue increased significantly from HKD45,518,239 for the year ended March 31, 2023 to HKD66,972,301 (US$8,557,776) for the year ended March 31, 2024, representing an increase of 47.1%. Our net income increased from HKD6,292,870 for the year ended March 31, 2023 to HKD9,936,794 (US$1,269,732) for the year ended March 31, 2024, representing an increase of 57.9%.

Key Factors that Affect Results of Operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Competition from other sellers in the market

The personal care electric appliances sourcing market is relatively fragmented and competitive. We primarily compete with other sourcing offices in the industry and indirectly compete with manufacturers based in South Asia. We compete based on our product quality, research and development capabilities, established customer relationships and our experienced management team. Our current and future competitors may have longer operating histories, larger and more established customer bases, better manufacturer relationships, better supply chain capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their experience and resources to compete with us in a variety of ways, including investing more heavily in sales and marketing, adopting more aggressive pricing strategies, and making acquisitions for the expansion of their products. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competition may have a material adverse impact on our business, financial condition, and results of operation.

Our ability to retain existing customers and attract new customers

Our success depends on our ability to maintain good relationships with our existing customers and increase sales to them over time, as a significant amount of current net revenue is generated from sales to a limited number of existing customers. If we are unable to satisfy our existing customer needs in terms of product quality or service level, our business transactions with our customers may decline, and our operating results and financial conditions would be adversely impacted in a material manner.

In addition, our future success depends in part on our ability to attract new customers and continue to expand our customer base. In order to attract new customers, we must increase our investment in sales and marketing function across markets and recruit the right talent to drive the expansion efforts. Such investment and recruitment activities may not necessarily yield an increase in revenue, and even if they do, the expenses we will incur may more than offset any increase in revenue, which would harm our business, financial condition, and growth prospects.

Our ability to manage costs of raw materials or transportation

Changes in the costs of raw materials or transportation indirectly affect our cost structure. Any increase in production costs may be passed on to us, but we might not be able to pass on all or any part of the subsequent increase in costs to our customers, which may have a material adverse effect on our financial performance. We do not have long-term contracts with third-party contract manufacturers and raw material vendors. We usually enter into fixed-price contracts with vendors and agree on raw materials pricing concurrently with our acceptance of each customer order, but in some cases a short time gap may be inevitable. Where market forces drive up raw material costs, we may from time to time fail to negotiate price terms that are advantageous to us and hence put pressure on our profit margin.

A downturn in general economic conditions

Majority of our revenue was derived from sales to Japan consumer market, with future expansion strategies into the U.S., UK, Europe, Australia and other Asian market. In recent years, the global economic indicators have shown mixed signs, and the future growth of the economies are subject to many factors beyond our control. A downturn in the economy could adversely impact consumer purchases of discretionary items such as personal care electric appliances. Factors that could affect consumers’ willingness to make such discretionary purchase include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flow.

The COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition.

The COVID-19 pandemic and the travel restrictions, quarantines, and other related public health measures and actions taken by governments and the private sector have adversely affected global economies, financial markets, and the overall environment for our business, and the extent to which it may continue to impact our results of operations and overall financial performance remains uncertain. The global macroeconomic effects of the pandemic may persist indefinitely, even after the pandemic has subsided.

Supply chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. These shortages and supply-chain disruptions are significant and widespread. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. Companies that are reliant on the movement of goods and materials, such as our company, may suffer from plant closures and supply shortages across the extended supply network.

Economic, political and social conditions in mainland China and Hong Kong, as well as its government policies, laws and regulations

Our key operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by the political, economic, and social conditions in the PRC generally and by the continued economic growth in mainland China as a whole. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political, and legal developments in the PRC.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All inter-company transactions have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets and implicit interest rate of operating leases. Actual results could differ from those estimates.

Risks and uncertainties

Economic and political risks

The Company’s operations are mainly conducted in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Inflation Risk

Management monitors changes in price levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact Company’s results of operations.

Impact of COVID-19

The Coronavirus Disease 2019 (“COVID-19”) pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains, and created significant volatility and disruption of financial markets. We have experienced some resulting disruptions to our business operations, and we expect the COVID-19 pandemic could have a material adverse impact on our business and financial performance.

Due to the ongoing recession caused by the COVID-19 Pandemic, the Company’s business is likely to be adversely impacted. The effects of recession can also increase economic instability with our vendors and customers.

Functional currency and foreign currency translation

The Company uses Hong Kong dollars (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

Convenience translation

Translations of amounts in the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statements of income and unaudited interim condensed consolidated statements of cash flows from HKD into US$ as of and for the year ended March 31, 2024 is solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.8259, as published in H.10 statistical release of the United States Federal Reserve Board.

Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of March 31, 2023 and 2024, the Company had HKD21,362,580 and HKD35,885,666 (US$4,585,500) in cash and cash equivalents, respectively. The Company maintains its bank accounts in Hong Kong.

Accounts receivable and allowance for expected credit losses accounts

Accounts receivables, net are stated at the original amount less an allowance for expected credit loss on such receivables.

The Company make estimates of expected credit and collectability trends for the allowance for credit losses and allowance for unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for expected credit losses accounts after management has determined that the likelihood of collection is not probable.

Allowance for expected credit losses accounts was Nil and Nil as of March 31, 2023 and 2024, respectively.

Merchandise inventories, net

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of March 31, 2023 and 2024, no merchandise inventory reserve was recorded because no slow-moving, obsolete, or damaged merchandise inventory was identified, respectively.

Prepayments

Prepayments primarily consists of prepaid expenses. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of March 31, 2023 and 2024, no allowance was deemed necessary.

Deferred initial public offering (“IPO”) costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. During the year ended March 31, 2024, the Company recorded a charge of HKD2,075,897 (US$265,260) related to the IPO. As of March 31, 2023 and 2024, the accumulated deferred IPO costs were HKD3,176,871 and HKD5,252,768 (US$671,203), respectively.

Long-term deposits

Long-term deposits are mainly for rent, utilities and money deposited with certain manufacturers. These amounts are refundable and bear no interest. The long-term deposits are refunded from manufacturers when the terms and conditions set forth in the agreements have been satisfied.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful Life
Office equipment	2 years
Office furniture and fixtures	2 years
Leasehold improvements	lesser of lease term or expected useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2023 and 2024, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Revenue recognition

Revenue from contracts with customers is recognized using the five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods and services.

The Company currently generates its revenue through sourcing and wholesaling of Japanese beauty products, as well as personal care products and other products, through distribution network to Japan market. Currently, the Company sells its products through sourcing and wholesale customers. The Company sells goods under Free On Board (“FOB”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. Typical payment terms set forth in the invoice are within 30-120 days.

Tooling revenue is earned from manufacturing multiple tools, molds and assembly equipment as part of a tooling program for a customer. Given that the Company is providing a significant service of producing highly interdependent component parts of the tooling program, each tooling program consists of a single performance obligation to provide the customer the capability to produce a single product. Based on the arrangement with the customer, the Company recognizes revenue at a point in time. When the Company does not have an enforceable right to payment, the Company recognizes tooling revenue at a point in time. In such cases, the Company recognizes revenue upon customer acceptance, which is when the customer has legal title to the tools.

The Company is the principal for the majority of its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, and has pricing discretion.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. For certain products, customers are required to pay before the goods are delivered. The Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Company’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for goods transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it delivers the goods in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract costs as of March 31, 2023 and 2024.

Contract liabilities are recognized if the Company receives consideration in advance from customers. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of March 31, 2023 and 2024, the contract liabilities of the Company amounted to HKD1,705,854 and HKD1,008,415 (US$128,856), respectively.

Merchandise costs

Cost of sales of beauty products, personal care products and other products, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of products.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of motor vehicle running expenses, travelling and entertainment and general administrative expenses such as of staff costs, rental expenses, depreciation, legal and professional fees and other miscellaneous administrative expenses.

Employee Benefit

Hong Kong Employment Ordinance (“The Ordinance”) requires an employee employed under a continuous employment contract is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave take is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also requires an employee is entitled to 12 statutory holidays regardless of his or her length of services. Holiday pay should be paid to the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

An employee is entitled to a paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from 7 days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are at between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

Income taxes

Raytech is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by Raytech and the Company’s subsidiary in Hong Kong, Pure Beauty to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Pure Beauty is incorporated in and carry trade and business in Hong Kong and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Group is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2022, 2023 and 2024.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2022, 2023 and 2024, there were no dilutive shares.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Company places its cash with financial institutions with high-credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these service customers. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service customers and other information.

Concentration of customers

As of March 31, 2022 and 2023, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 96.8% and 99.6% of the Company’s total accounts receivable respectively. As of March 31, 2024, two customers, who are distributors represent and sell brands of well-known manufactures from Japan, the U.S., UK, Europe and Australia accounted for 72.1 % and 27.9% of the Company’s total accounts receivable respectively.

For the years ended March 31, 2022 and 2023, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 97.8% and 91.3% of the Company’s total revenues respectively. For the year ended March 31, 2024, two major customers, who are distributors represent and sell brands of well-known manufactures from Japan, the U.S. and Europe, accounted for 74.1% and 16.5% of the Company’s total revenues respectively.

Concentration of manufacturers

As of March 31, 2022, two manufacturers accounted for 82.6% and 15.2% of the total balance of accounts payable, respectively. As of March 31, 2023, one manufacturer accounted for 92.3% of the total balance of accounts payable. As of March 31, 2024, one manufacturer accounted for 97.1% of the total balance of accounts payable.

For the year ended March 31, 2022, two manufacturers accounted for 77.3% and 22.3% of our total purchases, respectively. For the year ended March 31, 2023, two manufacturers accounted for 83.1% and 10.4% of our total purchases, respectively. For the year ended March 31, 2024, one manufacturer accounted for 88.5% of our total purchases.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Hong Kong, no geographical segments are presented.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

On December 18, 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intrapetrous allocation when there is gain in discontinued operations and a loss from continuing operations, and 6) treatment of franchise taxes that are partially based on income. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022.The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. This standard is effective for the Company on January 1, 2023 and the Company does not expect a significant impact to the consolidated financial statements upon adoption. However, the ultimate impact is dependent upon the size and frequency of future acquisitions.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Results of Operations

For the year ended March 31, 2022 compared to year ended March 31, 2023

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the years ended March 31,
	2022		2023
	HKD	% of revenue	HKD	US$	% of revenue
Revenue	45,105,917	100.0%	45,518,239	5,798,576	100.0%
Operating Expenses
Merchandise costs	(33,001,491)	(73.2)%	(34,046,287)	(4,337,162)	(74.8)%
Selling, general and administrative expenses	(1,379,989)	(3.1)%	(4,277,677)	(544,934)	(9.4)%

Total operating expenses	(34,381,480)	(76.3)%	(38,323,964)	(4,882,096)	(84.2)%

Income from operations	10,724,437	23.7%	7,194,275	916,480	15.8%

Interest income	327	*	143,352	18,262	0.3%
Interest expense	(1,676)	*	(7,151)	(911)	*
Gain from foreign currency exchange	452		143,450	18,274	0.3%
Government grants	452,250	1.0%	-	-	*
Other income, net	4,588	*	-	-	*

Total other income, net	455,941	1.0%	279,651	35,625	0.6%

Income before income taxes	11,180,378	24.7%	7,473,926	952,105	16.4%

Income tax expense	(1,739,988)	(3.9)%	(1,181,056)	(150,455)	(2.6)%
Net income	9,440,390	20.8%	6,292,870	801,650	13.8%

*	Less than 0.1%

For the year ended March 31, 2023 compared to year ended March 31, 2024

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the years ended March 31,
	2023		2024
	HKD	% of revenue	HKD	US$	% of revenue
Revenue	45,518,239	100.0%	66,972,301	8,557,776	100.0%
Operating Expenses
Merchandise costs	(34,046,287)	(74.8)%	(52,067,436)	(6,653,220)	(77.7)%
Selling, general and administrative expenses	(4,277,677)	(9.4)%	(3,545,369)	(453,030)	(5.3)%

Total operating expenses	(38,323,964)	(84.2)%	(55,612,805)	(7,106,250)	(83.0)%

Income from operations	7,194,275	15.8%	11,359,496	1,451,526	17.0%

Interest income	143,352	0.3%	1,416,354	180,983	2.1%
Interest expense	(7,151)	*	(2,028)	(259)	*
Gain (loss) from foreign currency exchange	143,450	0.3%	(20,846)	(2,664)	*
Other income, net	-	*	818	105	*

Total other income, net	279,651	0.6%	1,394,298	178,165	2.1%

Income before income taxes	7,473,926	16.4%	12,753,794	1,629,691	19.0%

Income tax expense	(1,181,056)	(2.6)%	(2,817,000)	(359,959)	(4.2)%
Net income	6,292,870	13.8%	9,936,794	1,269,732	14.8%

*	Less than 0.1%

Revenue

	For the years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Sales of products
Hair styling series	17,292,889	28,202,591	31,833,932	4,067,766
Trimmer series	9,759,312	8,573,741	22,684,148	2,898,599
Eyelash curler	1,853,553	1,407,342	804,863	102,846
Neck care series	6,816,250	-	-	-
Nail care series	3,155,090	1,217,577	1,413,106	180,568
Other personal care appliances	6,228,823	2,981,513	3,230,238	412,763
	45,105,917	42,382,764	59,966,287	7,662,542

Sales of tooling	-	3,135,475	7,006,014	895,234

Total	45,105,917	45,518,239	66,972,301	8,557,776

For the years ended March 31, 2022, 2023 and 2024, we generated our revenue primarily through sales of personal care products.

Our revenue increased by 0.9% to HKD45,518,239 for the year ended March 31, 2023 from HKD45,105,917 for the year ended March 31, 2022. The increase was principally driven by a significant increase in sales in our hair styling series and new tooling revenue generated from manufacturing multiple tools, molds and assembly equipment as part of tooling program for our customers but offset by the cease sales from a new product series – neck care series introduced in the last financial year, which was caused by market trends

Our revenue increased by 47.1% to HKD66,972,301 (US$8,557,776) for the year ended March 31, 2024 from HKD45,518,239 for the year ended March 31, 2023. The increase was principally driven by a significant increase in sales in our hair styling series and new tooling revenue generated from manufacturing multiple tools, molds and assembly equipment as part of tooling program for our customers, which are mostly driven by engaging new customers.

For the years ended March 31, 2022, 2023 and 2024, we generated significant sales to our key customer. This key customer is a Japanese corporate with established global brands across a myriad of sectors, including but not limited to, beauty, audio and electric cooking and home appliances.

Merchandise costs

The following table shows disaggregated merchandise costs by major cost items for the years ended March 31, 2022, 2023 and 2024, respectively:

	For the years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Purchases	31,331,259	29,657,771	44,859,554	5,732,191
Tooling cost	-	2,196,780	4,907,700	627,110
Commissions	1,473,598	2,051,518	2,123,786	271,379
Freight, transport, and testing and inspection	196,634	140,218	176,396	22,540
Total	33,001,491	34,046,287	52,067,436	6,653,220

Our merchandise costs increased by 3.2% to HKD34,046,287 for the year ended March 31, 2023 from HKD33,001,491 for the year ended March 31, 2022. The increase was due to an increase in our revenue and higher commission costs incurred as well as tooling cost associated with new stream of the revenue.

Our merchandise costs increased by 52.9% to HKD52,067,436 (US$6,653,220) for the year ended March 31, 2024 from HKD34,046,287 for the year ended March 31, 2023. The increase was in line with the increase in our revenue.

Selling, general and administrative expenses

For the years ended March 31, 2022, 2023 and 2024, our selling, general and administrative expenses consisted of staff costs, rental expenses, transport and travelling, selling and marketing, depreciation, legal and professional fees, auditor’s fees and consulting fees. The following table sets forth a breakdown of our general and administrative expenses for the years ended March 31, 2022, 2023 and 2024:

	For the years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Staff costs	616,708	724,693	717,506	91,684
Rental expenses	250,000	300,000	300,000	38,334
Transport and travelling	90,058	183,875	428,962	54,813
Selling and marketing	153,072	124,641	123,820	15,822
Depreciation	37,528	116,496	90,345	11,544
Legal and professional fees	100,150	31,322	72,003	9,201
Auditor’s remuneration	50,000	2,670,548	1,665,093	212,767
Others	82,473	126,102	147,640	18,865
Total	1,379,989	4,277,677	3,545,369	453,030

Staff costs

Our staff costs increased by 17.5% to HKD724,693 for the year ended March 31, 2023 from HKD616,708 for the year ended March 31, 2022 mainly due to an increase in headcount and salaries. Our staff costs decreased by 1.0% to HKD717,506 (US$91,684) for the year ended March 31, 2024 from HKD724,693 for the year ended March 31, 2023 mainly due to that there was resignation during the year.

Rental expenses

Our rental expenses mainly represented rental expenses for Hong Kong office. Our rental and office expenses increased by 20.0% to HKD300,000 for the year ended March 31, 2023 from HKD250,000 for the year ended March 31, 2022. Our rental expenses mainly represented rental expenses for Hong Kong office. Our rental and office expenses remain unchanged at HKD300,000 (US$38,334) for the years ended March 31, 2024 and 2023.

Transport and travelling

Our transport and travelling consisted of motor vehicle running cost, travel and communication expenses and other travel related expenses. For the years ended March 31, 2022 and 2023, our transport and travelling expenses increased by 104.2%, primarily due to an increase in business travel. For the years ended March 31, 2023 and 2024, our transport and travelling expenses increased by 133.3%, primarily due to an increase in business travel.

Selling and marketing

For the years ended March 31, 2022 and 2023, our selling and marketing expenses decreased by 18.6% from HKD153,072 for the years ended March 31, 2022 to HKD124,641 for the year ended March 31, 2023. The decrease was principally driven by lower marketing expenses related to the ceasing of a neck care series. For the years ended March 31, 2023 and 2024, our selling and marketing expenses decreased by 0.7% from HKD124,641 for the years ended March 31, 2023 to HKD123,820 (US$15,822) for the year ended March 31, 2024. The decrease was principally driven by lower marketing expenses.

Depreciation

Our depreciation mainly represented depreciation for our property and equipment. Our depreciation for our property and equipment increased from HKD37,528 for the year ended March 31, 2022 to HKD116,496 for the year ended March 31, 2023 due to the depreciation of the new right-of-use assets related to our leased office. Our depreciation mainly represented depreciation for our property and equipment. Our depreciation for our property and equipment decreased from HKD116,496 for the year ended March 31, 2023 to HKD90,345 (US$11,544) for the year ended March 31, 2024 due to the lower depreciation of our property and equipment for the current period.

Legal and professional fee

Our legal and professional fee decreased by 68.7% to HKD31,322 for the year ended March 31, 2023 from HKD100,150 for the year ended March 31, 2022, primarily due to incurred expenses in our preparation for public listing. Our legal and professional fee increased by 129.9% to HKD72,003 (US$9,201) for the year ended March 31, 2024 from HKD31,322 for the year ended March 31, 2023, primarily due to incurring expenses in relation to business restructuring for the preparation of public listing.

Others

Our other general and administrative expenses mainly consisted of bank charges, cleaning charges, courier and postage, insurance, printing and stationery and other miscellaneous expenses. Our other general and administrative expenses increased to HKD126,102 for the year ended March 31, 2023 from HKD82,743 for the year ended March 31, 2022 due primarily to an increase in printing and stationery expenses, insurance, utilities and bank charges caused by inflation. Our other general and administrative expenses increased to HKD147,640 (US$18,865) for the year ended March 31, 2024 from HKD126,102 for the year ended March 31, 2023 due primarily to an increase in printing and stationery expenses, insurance, utilities and bank charges caused by inflation.

Income from operations

Our overall income from operations decreased by 32.9% to HKD7,194,275 for the year ended March 31, 2023 from HKD10,724,437 for the year ended March 31, 2022, primarily due to the increase in operating expenses. Our overall income from operations increased by 57.9% to HKD11,359,496 (US$1,451,526) for the year ended March 31, 2024 from HKD7,194,275 for the year ended March 31, 2023. The increase was principally driven by a significant increase in sales in our hair styling series and new tooling revenue generated from manufacturing multiple tools, molds and assembly equipment as part of tooling program for our customers as well as engaged new customers.

Provision for income tax expense

Our income tax expenses amounted to HKD1,181,056 for the year ended March 31, 2023 and amounted to HKD1,739,988 for the year ended March 31, 2022. We are subject only to Hong Kong corporate tax regime. Hong Kong’s corporate tax rate is 16.5% for taxable income earned in Hong Kong. Our income tax expenses amounted to HKD2,817,000 (US$359,959) for the year ended March 31, 2024 and amounted to HKD1,181,056 for the year ended March 31, 2023.

Net income

Our net income decreased by 33.3% to HKD6,292,870 for the year ended March 31, 2023 as compared to HKD9,440,390 for the year ended March 31, 2022. The decrease in net income was predominantly due to an increase in operating expenses. Our net income increased by 57.9% to HKD9,936,794 (US$1,269,732) for the year ended March 31, 2024 as compared to HKD6,292,870 for the year ended March 31, 2023. The increase in net income was predominantly due to an increase in revenue and interest income and a decrease in selling, general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
CURRENT ASSETS
Cash and cash equivalents	21,362,580	35,885,666	4,585,500
Accounts receivable, net	6,787,330	14,557,523	1,860,172
Amount due from a director	992,026	145,166	18,550
Merchandise inventories	–	1,855,686	237,121
Taxes receivables	514,007	395,005	50,474
Prepayments	95,000	5,000	639
Total current assets	29,750,943	52,844,046	6,752,456

CURRENT LIABILITIES
Accounts payable	735,528	732,340	93,579
Accounts payable - related party	8,768,420	24,278,340	3,102,306
Contract liabilities	1,705,854	1,008,415	128,856
Accruals	616,078	1,018,618	130,160
Operating lease obligation, current portion	87,972	–	–
Total current liabilities	11,913,852	27,037,713	3,454,901
Net current assets	17,837,091	25,806,333	3,297,555

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 30 to 120 days, depending on their reputation, transaction history and the products purchased. Our accounts receivable increased by 114.5% to HKD14,557,523 (US$1,860,172) as of March 31, 2024 from HKD6,787,330 as of March 31, 2023, which was primarily driven by an increase in number of orders as well as engaged new customers.

During the period from April 1, 2020 to March 31, 2024, we have not recorded any provision for doubtful accounts as our customers have always settled full payments within the credit periods or short extended credit periods.

Our management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for doubtful accounts. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Our management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after all means of collection have been exhausted and the likelihood of collection is not probable.

Merchandise inventories, net

Our inventories represented products that we sourced and sold to our customers. Our inventories increased to HKD1,855,686 (US$237,121) as of March 31, 2024 from Nil balance as of March 31, 2023. The stock level is Nil as of March 31, 2023 as there were no shipments received from our manufacturers since we turned over our last stocks to our customers. We record goods in transit based on freight on board destination.

Taxes receivables and taxes payables

Our taxes receivables were HKD395,005 (US$50,474) as of March 31, 2024, compared to our taxes payables of HKD514,007 as of March 31, 2023.

Prepayments

Our prepayments were HKD 5,000 (US$639) as of March 31, 2024, primarily attributable to a prepayment for administrative expenses. This represents a decrease of 94.7% compared to the previous period, as all rental prepayments for office expenses were recognized as rental expenses last year. There were no such prepayments for the current year.

Amount due from a director

The amounts are due from our CEO, Chairman, director and controlling shareholder, Mr. Ching Tim Hoi. The amounts due from Mr. Ching decreased by 85.4% to HKD145,166 (US$18,550) as of March 31, 2024 from HKD992,026 as of March 31, 2023 due to repayment from Mr. Ching.

The receivable represented payments made on behalf of Mr. Ching by Pure Beauty. The loan agreement provides that borrowings are interest-free and are payable on demand. The amount has been fully settled on June 28, 2024.

Accounts payable and account payable – related party

Our total accounts payable are mainly related to the purchase of apparel products from our collaborating manufacturers and a related party. Our collaborating manufacturers usually granted us a credit period of 120 days.

Our total accounts payable increased by 163.2% to HKD25,010,680 (US$3,195,885) as of March 31, 2024 from HKD9,503,948 as of March 31, 2023 principally due to slower payment to related parties during the year ended March 31, 2024 compared with corresponding period in 2023.

Accruals

Our accruals increased to HKD1,018,618 (US$130,160) as of March 31, 2024 from HKD616,078 as of March 31, 2023, principally due to an increase in provision for commissions which is in line with the increase in sales.

Cash Flows

Our use of cash is primarily related to operating activities and deferred initial public offering costs. We have historically financed our operations primarily through the cash flow generated from our operations.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Cash and cash equivalents at the beginning of the period	3,415,500	12,290,472	21,362,580	2,729,728
Net cash generated from operating activities	8,228,944	10,961,832	15,748,279	2,012,329
Net cash generated from investing activities	2,204,028	1,444,872	846,860	108,212
Net cash used in financing activities	(1,558,000)	(3,176,871)	(2,075,897)	(265,260)
Effect of foreign exchange on cash, cash equivalents and restricted cash	-	(157,725)	3,844	491
Cash and cash equivalent at the end of the period	12,290,472	21,362,580	35,885,666	4,585,500

Cash generated from operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of manufactured goods, staff costs and other operating expenses.

For the year ended March 31, 2022, net cash generated from operating activities of HKD8,228,944 primarily resulted from our net income of HKD9,440,390, as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property, plant and equipment of HKD37,528. Changes in operating assets and liabilities mainly included: (i) an increase in account receivable of HKD4,060,535 due to increase in customer orders; (ii) an increase in deposits and prepayments of HKD107,200 due to deposits and prepayments for new office lease; (iii) a decrease in income tax payable of HKD177,423; and (iv) a decrease in operating lease obligation of HKD16,324; and partially offset by (i) an increase in accounts payable of HKD1,165,148 which is in line with an increase in revenue; and (ii) an decrease in inventory of HKD1,947,812 due to shipments yet to be received as of March 31, 2022.

For the year ended March 31, 2023, net cash generated from operating activities of HKD10,961,832 primarily resulted from our net income of HKD6,292,870, as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property, plant and equipment and amortization of right-of-use assets of HKD116,497 and unrealized FX loss of HKD178,454. Changes in operating assets and liabilities mainly included: (i) a net increase in total accounts payable of HKD 4,563,636 due to larger stock purchases; and (ii) an increase in accrued liabilities and other payables of HKD2,271,932 due to increase in deposits for trades; and partially offset by (i) an increase in accounts receivable of HKD907,711 due to increase in sales; (ii) an increase in deposits and prepayments of HKD10,200 related to office lease; (iii) a decrease in operating lease obligation of HKD100,849 due to principal repayment; and (iv) a decrease in taxes payable of HKD1,442,797.

For the year ended March 31, 2024, net cash generated from operating activities of HKD15,748,279 (US$2,012,329) primarily resulted from our net income of HKD9,936,794 (US$1,269,732), as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property, plant and equipment and amortization of right-of-use assets of HKD90,345 (US$11,544) and unrealized FX gain of HKD61,043 (US$7,799). Changes in operating assets and liabilities mainly included: (i) a net increase in total accounts payable of HKD 15,548,943 (US$1,986,857) due to larger stock purchases; and (ii) an increase in accrued liabilities and other payables of HKD402,540 (US$51,437) due to increase in deposits for trades; and partially offset by (i) an increase in accounts receivable of HKD7,755,205 (US$990,967) due to increase in sales; (ii) an increase in merchandise inventories of HKD1,855,686 (US$237,121); (iii) a decrease in operating lease obligation of HKD87,972 (US$11,241) due to principal repayment; and (iv) a decrease in taxes payable of HKD119,002 (US$15,206).

Cash generated in investing activities

For the year ended March 31, 2022, net cash generated in investing activities was HKD2,204,028, which includes (i) purchases of property, plant and equipment of HKD11,700; and offset by (ii) a repayment of director advance of HKD2,215,728, which is mainly related to our trade and operations.

For the year ended March 31, 2023, net cash generated in investing activities was HKD1,444,872 which is driven by a repayment of director.

For the year ended March 31, 2024, net cash generated in investing activities was HKD846,860 (US$108,212), which is driven by a repayment of director.

Net cash used in financing activities

For the year ended March 31, 2022, net cash used in financing activities was HKD1,558,000 due to dividend payments.

For the year ended March 31, 2023, net cash used in financing activities was HKD3,176,871, which was primarily related to the deferred IPO costs.

For the year ended March 31, 2024, net cash used in financing activities was HKD2,075,897 (US$265,260), which was primarily related to the deferred IPO costs.

Capital Expenditures

We did not incur any capital expenditures for the years ended March 31, 2022, 2023 and 2024.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

Our assets that are potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions. As of March 31, 2024, cash balance of HKD35,885,666 (approximately US$4,585,500) was maintained at financial institutions in Hong Kong across 2 major reputable banks.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable is short term in nature and the associated risk is minimal. We conduct credit evaluations on our customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

We are also exposed to risk from accounts receivable. These assets are subject to credit evaluations. An allowance, where applicable, would make up for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customers concentration risk

As of March 31, 2022 and 2023, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 96.8% and 99.6% of the Company’s total accounts receivable respectively. As of March 31, 2024, two customers, who are distributors represent and sell brands of well-known manufactures from Japan, the U.S., UK, Europe and Australia accounted for 72.1 % and 27.9% of the Company’s total accounts receivable respectively.

For the years ended March 31, 2022 and 2023, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 97.8% and 91.3% of the Company’s total revenues respectively. For the year ended March 31, 2024, two major customers, who are distributors represent and sell brands of well-known manufactures from Japan, the U.S. and Europe, accounted for 74.1% and 16.5% of the Company’s total revenues respectively.

Manufacturers concentration risk

As of March 31, 2022, two manufacturers accounted for 82.6% and 15.2% of the total balance of accounts payable, respectively. As of March 31, 2023, one manufacturer accounted for 92.3% of the total balance of accounts payable. As of March 31, 2024, one manufacturer accounted for 97.1% of the total balance of accounts payable. The manufacturer is a related party.

For the year ended March 31, 2022, two manufacturers accounted for 77.3% and 22.3% of our total purchases, respectively. For the year ended March 31, 2023, two manufacturers accounted for 83.1% and 10.4% of our total purchases respectively. For the year ended March 31, 2024, one manufacturer accounted for 88.5% of our total purchases.

Interest rate risk

Our exposure on exposure on cash flow interest rate risk mainly arises from our deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and bank borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this Annual Report, and a brief account of the business experience of each of them. The business address for our directors and officers is Unit 609, 6/F, Nan Fung Commercial Centre, No.19 Lam Lok Street, Kowloon Bay, Hong Kong.

Name	Age	Position(s)
CHING Tim Hoi	67	Chief Executive Officer and Chairman
LING Chun Yin	46	Director
WAN Yee Hing	40	Chief Financial officer
LI Wan Venus	46	Independent Director
FOK Pak Kin Charles	48	Independent Director
YIU Wing Hei	44	Independent Director

The following is a brief biography of each of the Company’s executive officers and directors:

CHING Tim Hoi, Chief Executive Officer and Chairman. Mr. Ching is the founder of the Company and he currently serves as the Chief Executive Officer and Chairman of the Board of the Company since our inception. Mr. Ching has also served as Chief Executive Officer and Director of Pure Beauty since April 2013. Mr. Ching has over 30 years of experience in the electrical appliances industry especially in hair and beauty products. Since September 2010, Mr. Ching has served in various positions at Raytech Holdings Company Limited (where he currently serves as Director), a Hong Kong electrical appliance manufacturing company and the parent of one of the Company’s collaborating manufacturers, Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd (where he currently serves as Executive Director). Mr. Ching has extensive experience in sales, marketing, business development and project management.  He has been elected and conferred a fellowship by the Social Enterprise Research Academy in July 2019. He also serves as the Vice President of the Hong Kong Electrical Appliance Industries Association.

We believe Mr. Ching qualifies as the Company’s Chairman because of his deep knowledge of the Company’s business and extensive experience in the personal care electrical appliances industry.

LING Chun Yin, Director. Mr. Ling has more than 15 years of experience in lifestyle electrical appliances industry and extensive experience in project management and product development. Mr. Ling is currently serving as Assistant to the CEO, Mr. Ching, in Pure Beauty since 2013. Since September 2010, Mr. Ling has also served as the Assistant to CEO in Raytech Holdings Company Limited. In that role, Mr. Ling is responsible for various business units and overall strategic planning. He also currently serves as Supervisor at Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. Before joining Raytech Holdings Company Limited, Mr. Ling had worked in several multinational companies. In January 2008 to September 2009, Mr. Ling worked for Novo Nordisk A/S (NYSE: NVO), a world leading multinational diabetic pharmaceutical company, as an Assistant Sourcing Manager. Mr. Ling worked at Spectrum Brands Inc. (NYSE: SPB), as senior supply chain officer, from November 2004 through December 2007. Mr. Ling obtained his Bachelor of Business (Logistics & Supply Chain Management) degree from the Royal Melbourne Institute of Technology.

We believe Mr. Ling qualifies as the Company’s director because of his familiarity with the Company’s operations and past experience in the lifestyle electrical appliance industry.

WAN Yee Hing, Chief Financial Officer. Ms. Wan has over 15 years of experience in professional auditing, corporate accounting and financial management. She has served as our Chief Financial Officer since May 2024. She current serves as the financial controller of the operating entity, Pure Beauty, a role she assumed in June 2020, and supervises accounting and finance function of the company. From 2014 through 2017, she worked at G4S (Holding) Limited, a global security company, with her last position as Finance Manager. Before that, Ms. Wan was the accounting manager of UGC Technology Limited, an information technology company, from 2010 through 2014. Ms. Wan worked at BDO Limited from 2005 through 2010, with her last position being senior associate assurance. Ms. Wan obtained her Bachelor of Arts degree with a major in accountancy from the Hong Kong Polytechnic University in 2005. She has been a member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”) since January 2009.

LI Wan Venus, Independent Director. Ms. Wan has served as our director since May 2024. Since 2010, Ms. Li has served as a Development Manager for Sun Lik Shoes & Metal Co., Ltd. (“Sun Lik”), a shoe manufacturer established in Hong Kong in 1980. At Sun Lik, Ms. Li specializes in managing the factory operation in China, monitoring sales team and promoting business development. Before she assumed her current role, she started at Sun Lik in 2002 as a sales coordinator. Ms. Li graduated from Simon Fraser University with Bachelor of Economics in 2002 and earned a Master degree of business at Hong Kong Polytechnic University in 2009.

We believe Ms. Li qualifies as the Company’s director because of her experience in the manufacturing industry.

FOK Pak Kin Charles, Independent Director. Mr. Fok has served as our director since May 2024. Mr. Fok has two decades of experience in sales and marketing. Mr. Fok joined Draco International Jewelry in 2015 and currently serves as Sales Manager, with principal responsibility in marketing development and jewelry product design for overseas markets. Before that, he was a Director at Ninobaby HK Company. Mr. Fok first joined Ninobaby in 2009, where he was responsible for overseeing manufacturing management and product design and development such as footwear, clothing and accessories. He also explored new markets for Ninobaby HK Company in the US and Taiwan. Mr. Fok started his career in Marketing at Boulevard Advertising in Canada in 2002. He then continued his sales and marketing career in Hong Kong. He joined King Sing Jewelry Ltd. from 2003 through 2006 and Max Ent Ltd from 2006 through 2009 where he promoted the jewelry and electronic products to overseas customers. Mr. Fok obtained his Bachelor of Art degree with major in economic from University of Saskatchewan in Canada in 2003.

We believe Mr. Fok qualifies as the Company’s director because of his experience in marketing and knowledge of markets important to the Company’s growth in the future.

YIU Wing Hei, Independent Director. Mr. Yiu has served as our director since May 2024. Mr. Yiu has extensive experience in investment and corporate finance. From 2010 to 2015, Mr. Yiu was Investment Director at General Nice Group, advising on the merger and acquisition activities and corporate strategies of the group’s business operations in resources development and production, logistics and trading. Mr. Yiu was also appointed as Executive Director of Finet Group Limited (HKEX: 8317), a financial information provider listed on the Growth Enterprise Market of the Hong Kong Stock Exchange, from 2010 to 2018. In 2018, Mr. Yiu founded Nice Talent Asset Management Limited, a regulated asset management company with Type 4 (Advising on securities) and Type 9 (Asset Management) regulated activity licenses issued by Securities and Futures Commission of Hong Kong. At the company, Mr. Yiu’s roles primarily include provision of operational, managerial and marketing strategy consultancy services to Nice Talent, he does not provide advisory services to individual or professional investors nor involves in fund managements on behalf of investors. In 2021, Mr. Yiu sold Nice Talent to Future Fintech (Hong Kong) Limited (Nasdaq: FTFT), but continues to serve as a consultant to Nice Talent where he provides operational, managerial and marketing consulting services to Nice Talent. Mr. Yiu obtained his Bachelor’s degree in Economics and Finance from the University of Hong Kong in 2003.

We believe Mr. Yiu qualifies as the Company’s director of because of his track record in corporate finance and past experience serving in key roles for public companies.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

B. Compensation

Compensation of Executive Officers

For the year ended March 31, 2024, we paid an aggregate of HKD285,660 (US$36,502) in cash to the Company’s executive officers and directors. The said payment was made by Pure Beauty, our wholly-owned subsidiary, pursuant to the employment agreement entered into by and between Pure Beauty and each of Mr. Ching Tim Hoi, Mr. Ling Chun Yin and Ms. Wan Yee Hing on April 1, 2023 (each, an “Operative Employment Agreement”), among which Mr. Ching was paid HKD154,546 (US$19,748) as Pure Beauty’s director, Mr. Ling was paid HKD45,637 (US$5,832) as Pure Beauty’s Assistant to CEO and Ms. Wan was paid HKD85,477 (US$10,922) as Pure Beauty’s Financial Controller. Each Operative Employment Agreement provides the salary, remuneration and benefits of the executive officers or directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to the Company’s directors and executive officers.

On July 5, 2023, we entered into an executive employment agreement with Mr. Ching Tim Hoi as CEO which is filed as Exhibit 4.1 to this Annual Report. Pursuant to the employment agreement, the term of the employment shall commence on July 5, 2023 and shall be an indefinite term, unless terminated pursuant to the terms of the employment agreement or as mutually agreed by the parties. The executive’s salary, remuneration and benefits shall be determined by the Company and shall be specified in the Operative Employment Agreement or any other agreement between the Company or any of its subsidiaries on one hand and the executive on the other hand. The executive’s salary, remuneration and benefits shall be reviewed by the board (or its designated compensation committee) and/or the management of the Company in accordance with the relevant policies adopted by the Company from time to time. We may terminate the employment for cause, at any time, by summary notice in writing with immediate effect without payment in lieu of notice, for certain acts of the executive, including but not limited to: (i) commission of any act of fraud or gross negligence by in the course of his employment; (ii) willful material misrepresentation at any time by the executive to the board; (iii) the willful failure or refusal to comply with any of the executive’s material obligations or to comply with a reasonable and lawful instruction of the board; or (iv) engagement by the executive in any misconduct or the commission by the executive of any act that is materially injurious or detrimental to the substantial interest of the Company and/or its subsidiaries and affiliated entities, as determined by the board. The executive has agreed, throughout the term of the employment and at all times thereafter, that the executive shall keep in strict confidence and not to use all non-public information relating to the technology, business, financial condition and other aspects of the Company. In addition, the executive has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for twelve (12) months following termination of the employment.

On May 13, 2024, we entered into an executive employment agreement with Ms. Wan Yee Hing as CFO which is filed as Exhibit 4.2 to this Annual Report. Pursuant to the employment agreement, the term of the employment shall commence on May 13, 2024 and shall be an indefinite term, unless terminated pursuant to the terms of the employment agreement or as mutually agreed by the parties. The executive’s salary, remuneration and benefits shall be determined by the Company and shall be specified in the Operative Employment Agreement or any other agreement between the Company or any of its subsidiaries on one hand and the executive on the other hand. The executive’s salary, remuneration and benefits shall be reviewed by the board (or its designated compensation committee) and/or the management of the Company in accordance with the relevant policies adopted by the Company from time to time. We may terminate the employment for cause, at any time, by summary notice in writing with immediate effect without payment in lieu of notice, for certain acts of the executive, including but not limited to: (i) commission of any act of fraud or gross negligence by in the course of his employment; (ii) willful material misrepresentation at any time by the executive to the board; (iii) the willful failure or refusal to comply with any of the executive’s material obligations or to comply with a reasonable and lawful instruction of the board; or (iv) engagement by the executive in any misconduct or the commission by the executive of any act that is materially injurious or detrimental to the substantial interest of the Company and/or its subsidiaries and affiliated entities, as determined by the board. The executive has agreed, throughout the term of the employment and at all times thereafter, that the executive shall keep in strict confidence and not to use all non-public information relating to the technology, business, financial condition and other aspects of the Company. In addition, the executive has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for twelve (12) months following termination of the employment.

Compensation of Directors

For the fiscal year ended March 31, 2024, we did not compensate the Company’s directors. However, after the IPO, each independent director would be entitled to receive an annual cash compensation in the amount of $14,400, payable quarterly.

C. Board Practices

Board of Directors

The Company’s board of directors consists of five directors. The Company’s board of directors has determined that the Company’s three independent directors, Li Wan Venus, Fok Pak Kin Charles, and Yiu Wing Hei satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

Duties of Directors

Under British Virgin Islands law, the Company’s directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to the Company’s best interests. When exercising powers or performing duties as a director, the Company’s directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes the Company’s amended and restated memorandum and articles of association or the BVI Act. In fulfilling their duty of care to the Company, the Company’s directors must ensure compliance with the Company’s amended and restated memorandum and articles of association. The Company has the right to seek damages if a duty owed by the Company’s directors is breached.

The functions and powers of the Company’s board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of relevant charges of the company.

Terms of Directors and Executive Officers

Each of the Company’s directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of the Company’s executive officers are appointed by and serve at the discretion of the Company’s board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by the Company’s shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

The Company’s Board of Directors, which consists of five members, is making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

Committees of the Board of Directors

The Company has established three committees under the board of directors: An audit committee, a compensation committee and a nominating and corporate governance committee. Even though the Company is exempted from corporate governance standards because it is a foreign private issuer, the Company has voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. The Company’s audit committee consists of Li Wan Venus, Fok Pak Kin Charles, and Yiu Wing Hei. Mr. Yiu is the chairman of the Company’s audit committee. The Company has determined that Ms. Li, Mr. Fok and Mr. Yiu satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The Company’s board also has determined that Mr. Yiu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company.

The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of the Company’s accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with the Company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance.

Compensation Committee. The Company’s compensation committee consists of Li Wan Venus, Fok Pak Kin Charles, and Yiu Wing Hei. Mr. Fok is the chairman of the Company’s compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to the Company’s directors and executive officers. The Company’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for the Company’s most senior executive officers;

●	approving reviewing and recommending to the board with respect to the compensation of the Company’s directors; and overseeing the total compensation package for the Company’s executives other than the most senior executive officers;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. The Company’s nominating and corporate governance committee consists of Li Wan Venus, Fok Pak Kin Charles, and Yiu Wing Hei. Ms. Li is the chairperson of the Company’s nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become the Company’s directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to the Company’s board of directors or for appointment to fill any vacancy;

●	reviewing annually with the Company’s board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to the Company;

●	identifying and recommending to the Company’s board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as the Company’s compliance with applicable laws and regulations, and making recommendations to the Company’s board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with the Company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance.

Corporate Governance

The business and affairs of the company are managed under the direction of the Company’s Board. The Company has conducted Board meetings regularly since inception. Each of the Company’s directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this Annual Report, the Board has adopted procedures for communication with the officers and directors as the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at the Company’s annual shareholders’ meetings. All communications from shareholders are relayed to the members of the Board.

Code of Business Conduct and Ethics

Our board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code was filed as Exhibit 14.1 to the F-1 filed in connection with our IPO, which is incorporate by reference to this Annual Report.

Clawback Policy

We have adopted a Clawback Policy (the “Clawback Policy”) providing that in connection with an accounting restatement of our previously issued financial statements, we have the discretion to recover from current and former executive officers of the Company of certain incentive-based compensation that otherwise would not have been paid had it been determined based on the restated financial statements. A copy of the Clawback Policy was filed as Exhibit 99.10 to the F-1 filed in connection with our IPO, which is incorporate by reference to this Annual Report.

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2024)
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D. Employees

As of the date of this Annual Report, we have a total of 6 full-time employees.

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Hong Kong Employment Ordinance (“The Ordinance”) requires an employee employed under a continuous employment contract is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave take is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also requires an employee is entitled to 12 statutory holidays regardless of his or her length of services. Holiday pay should be paid the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

An employee is entitled to a paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from 7 days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are at between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

We believe we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees is represented by a labor union.

E. Share Ownership

See Item 7 below.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Company’s Holding’s Ordinary Shares as of the date of this Annual Report for:

●	each of the Company’s directors, and executive officers who beneficially own the Company’s Ordinary Shares; and

●	each person known to the Company to own beneficially more than 5.0% of the Company’s Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to the initial public offering of the Company is based on 17, Ordinary Shares outstanding as of the date of this Annual Report. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering.

The number and percentage of Ordinary Shares beneficially owned after the initial public offering are based on 17,613,083 Ordinary Shares outstanding as of the date hereof. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of the Company’s Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this Annual Report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of the Annual Report, the Company have 6 shareholders of record, none of which are located in the United States.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Ching Tim Hoi	12,800,000	72.6%
Ling Chun Yin	800,000	4.6%
Wan Yee Hing	-	-
Li Venus Wan	-	-
Fok Pak Kin Charles	-	-
Yiu Wing Hei	-	-
All directors and executive officers as a group	13,600,000	79.2%

5% Principal Shareholders:
Ching Tim Hoi	12,800,000	72.6%
Ling Chun Yin	800,000	4.6%
Ace Challenger Limited	800,000	4.6%

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 609, 6/F, Nan Fung Commercial Centre, No.19 Lam Lok Street, Kowloon Bay, Hong Kong.

(2)	Includes 800,000 Ordinary Shares owned through Ace Challenger Limited, a BVI company of which Ms. LOOK Wai Yi is the sole shareholder and sole director. Ms. LOOK Wai Yi has the voting, dispositive or investment powers over such Ordinary Shares. The address of Ace Challenger Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

As of the date of this Annual Report, there were 3 holders of record entered in our ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Compensation of Executive Officers,” below we describe transactions since incorporation, to which the Company has been a participant, in which the amount involved in the transaction is material to the Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Set forth below are the related party transactions that we have entered into during the last three fiscal years and up to the date of this Annual Report.

a. Nature of Related Party Relationships

Name	Relationship with the Company

Zhongshan Raytech Electric Appliances Manufacturing Company Limited (“Zhongshan Raytech”)	An entity controlled by Mr. Ching Tim Hoi (“Mr. Ching”)
Raytech Holdings Company Limited	An Entity controlled by Mr. Ching and the holding company of the Zhongshan Raytech
Mr. Ching Tim Hoi (“Mr. Ching”)	Controlling shareholder, CEO and Chairman of the Company and Director of Pure Beauty, Director of Raytech Holdings Company Limited, and Executive Director of Zhongshan Raytech
Mr. Ling Chun Yin	Director of the Company and, Assistant to the CEO of Pure Beauty and Raytech Holdings Company Limited, and Supervisor of Zhongshan Raytech

b. Due from a director

Name	Related party relationship	As of March 31, 2022	As of March 31, 2023(1)	As of March 31, 2024
		HKD	HKD	HKD
Mr. Ching	Mr. Ching is a director of Pure Beauty	2,436,898	992,026	145,166
Total due from related party		2,436,898	992,026	145,166

(1)	The amount was wholly settled in cash subsequently in June 2024.

The receivable represented payments made on behalf of the director and shareholder by Pure Beauty. The loan agreement provides that borrowings are interest free and are payable on demand.

c. Accounts payable – related party

These accounts payable to Zhongshan Raytech was related to products we purchased from Zhongshan Raytech.

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Name of related party
Zhongshan Raytech	8,768,420	24,278,340	3,102,306
Total account payable – related party	8,768,420	24,278,340	3,102,306

(1)	As of the date of this Annual Report, the balance of such accounts payable is HK$10,280,297 (US$1,313,625).

d. Related party transactions

Purchase products from a related party

	For the years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Name of a related party
Zhongshan Raytech	24,221,784	28,301,082	47,704,656	6,095,741
Total purchase from related party	24,221,784	28,301,082	47,704,656	6,095,741

(1)	As of the date of this Annual Report, the purchase from Zhongshan Raytech is HK$10,280,297 (US$1,313,625).

Other Transactions

Pure Beauty Manufacturing Company Limited leased an aggregate of 1,343 square feet of property, located at Unit 609, 6/F, Nan Fung Commercial Centre, 19 Lam Lok Street, Kowloon Bay, Hong Kong, from Raytech Holdings Company Limited, a company controlled by our CEO and Chairman, Mr. Ching. Pursuant to the lease agreement between Raytech Holdings Company Limited and Pure Beauty, the lease term is one year, from April 1, 2024 to March 31, 2025 and the monthly rent is HKD25,000 (US$3,194).

From April 1, 2023 to March 31, 2024, Pure Beauty Manufacturing Company Limited leased an aggregate of 1,343 square feet of property, located at Unit 609, 6/F, Nan Fung Commercial Centre, 19 Lam Lok Street, Kowloon Bay, Hong Kong, from Wong Yuk Lin, the Assistant to Executive Director of Pure Beauty, who leased the property from Raytech Holdings Company Limited, a company controlled by our CEO and Chairman, Mr. Ching. Pursuant to each of the lease agreement between Wong Yuk Lin and Pure Beauty and the lease agreement between Raytech Holdings Company Limited and Wong Yuk Lin, the lease term is one year, from April 1, 2023 to March 31, 2024 and the monthly rent is HKD25,000.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees —  B. Compensation — Employment Agreement.”

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee which is tasked with review and approval of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 19 for our audited consolidated financial statements.

Legal Proceedings

Except as disclose above, from time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

The holders of our Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Class A Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our Ordinary Shares are currently listed on Nasdaq Capital Market under the symbol “RAY” since May 15, 2024.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are currently listed on Nasdaq Capital Market under the symbol “RAY.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our F-1, which section is incorporated herein by reference. Our Amended and Restated Memorandum and Articles of Association were filed as Exhibit 3.2 to the F-1 in connection with our IPO and are hereby incorporated by reference into this Annual Report.

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Our Business,” “Directors and Executive Officers,” “Related Party Transactions,” and “Underwriting” in our F-1 in connection with the IPO, which sections are incorporated herein by reference.

D. Exchange Controls

Under the British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our Ordinary Shares.

E. Taxation

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Raytech Holding’s Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in Raytech Holding’s Ordinary Shares. It is directed to U.S. Holders (as defined below) of Raytech Holding’s Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of the Final Prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in Raytech Holding’s Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of the Final Prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of the Final Prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of Raytech Holding’s Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding Raytech Holding’s Ordinary Shares are urged to consult their tax advisors regarding an investment in Raytech Holding’s Ordinary Shares.

RAYTECH HOLDING URGES POTENTIAL PURCHASERS OF RAYTECH HOLDING’S ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF RAYTECH HOLDING’S ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	U.S. expatriates;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding Raytech Holding’s Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% (by vote or value) or more of Raytech Holding’s voting shares (including by reason of owning Raytech Holding’s Ordinary Shares);

●	persons who acquired Raytech Holding’s Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding Raytech Holding’s Ordinary Shares through partnerships or other pass-through entities;

●	events, hip-hop, and marketing industries investment trusts;

●	governments or agencies or instrumentalities thereof;

●	beneficiaries of a Trust holding Raytech Holding’s Ordinary Shares; or

●	persons holding Raytech Holding’s Ordinary Shares through a trust.

All of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of Raytech Holding’s Ordinary Shares.

Taxation of Dividends and Other Distributions on Raytech Holding’s Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the Company to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of Raytech Holding’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or Raytech Holding is eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) Raytech Holding is not a PFIC for either Raytech Holding’s taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the BVI, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States, provided they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to Raytech Holding’s Ordinary Shares, including the effects of any change in law after the date of Final Prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to Raytech Holding’s Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds Raytech Holding’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. Raytech Holding does not intend to calculate Raytech Holding’s earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to Raytech Holding’s Ordinary Shares and proceeds from the sale, exchange or redemption of Raytech Holding’s Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. Raytech Holding does not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to Raytech Holding’s Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Passive Foreign Investment Company (“PFIC”)

Based on Raytech Holding’s operations and the composition of Raytech Holding’s assets, Raytech Holding was not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended March 31, 2024 and the taxable year ended March 31, 2023. Depending on the amount of cash Raytech Holding raises in this offering, together with any other assets held for the production of passive income, it is possible that, for Raytech Holding’s taxable year ending March 31, 2025 (Raytech Holding’s current taxable year) or for any subsequent year, more than 50% of Raytech Holding’s assets may be assets which produce passive income, in which case Raytech Holding would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. Raytech Holding will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Raytech Holding will be treated as owning Raytech Holding’s proportionate share of the assets and earning Raytech Holding’s proportionate share of income of any other corporation in which Raytech Holding owns, directly or indirectly, at least 25% (by value) of the stock.

Raytech Holding must make a separate determination each year as to whether Raytech Holding is a PFIC, however, and there can be no assurance with respect to Raytech Holding’s status as a PFIC for Raytech Holding’s current taxable year or any future taxable year. Depending on the amount of cash Raytech Holding raises in this offering, together with any other assets held for the production of passive income, it is possible that, for Raytech Holding’s current taxable year or for any subsequent taxable year, more than 50% of Raytech Holding’s assets may be assets held for the production of passive income. Raytech Holding will make this determination following the end of any particular tax year. In addition, because the value of Raytech Holding’s assets for purposes of the asset test will generally be determined based on the market price of Raytech Holding’s Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, Raytech Holding’s PFIC status will depend in large part on the market price of Raytech Holding’s Ordinary Shares and the amount of cash Raytech Holding raises in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause Raytech Holding to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of Raytech Holding’s income and assets will be affected by how, and how quickly, Raytech Holding spends the cash Raytech Holding raises in its initial public offering. Raytech Holding is under no obligation to take steps to reduce the risk of Raytech Holding’s being classified as a PFIC, and as stated above, the determination of the value of Raytech Holding’s assets will depend upon material facts (including the market price of Raytech Holding’s Ordinary Shares from time to time and the amount of cash Raytech Holding raises in this offering) that may not be within Raytech Holding’s control. If Raytech Holding is a PFIC for any year during which you hold Ordinary Shares, Raytech Holding will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If Raytech Holding ceases to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If Raytech Holding is a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which was were a PFIC, will be treated as ordinary income,

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

●	An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by Raytech Holding, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on Raytech Holding’s Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were Raytech Holding to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. Raytech Holding does not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, you should not expect to be eligible to make this election.

If you do not make a timely “mark-to-market” election (as described above), and if Raytech Holding was a PFIC at any time during the period you hold Raytech Holding’s Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if Raytech Holding ceases to be a PFIC in a future year, unless you make a “purging election” for the year Raytech Holding ceases to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which Raytech Holding is treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which Raytech Holding is treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes. IRC Section 1014(a) provides for a step-up in basis to the fair market value for Raytech Holding’s Ordinary Shares when inherited from a decedent that was previously a holder of Raytech Holding’s Ordinary Shares. However, if Raytech Holding is determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for Raytech Holding’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Raytech Holding’s Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if Raytech Holding is determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits Raytech Holding’s Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

If you hold Ordinary Shares in any year in which Raytech Holding is classified as a PFIC, you will be required to file IRS Form 8621 and to provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in Raytech Holding’s Ordinary Shares and the elections discussed above.

Hong Kong Profits Taxation

Raytech Holding’s subsidiary, Pure Beauty, is a Hong Kong entity subject to the two-tier profit tax rates system according to Hong Kong tax rules and regulations.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million (US$254,780) of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

Pure Beauty elected the two-tier profits tax rate for its tax years of 2021/2022, 2022/2023 and 2023/24.

British Virgin Islands Taxation

The disclosure relating to tax consequences under British Virgin Islands law is the opinion of Forbes Hare, Raytech Holding’s counsel as to BVI law.

The Government of the British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders who are not tax resident in the British Virgin Islands.

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the Ordinary Shares in the Company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company.

Except to the extent that Raytech Holding has any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between Hong Kong and the British Virgin Islands.

British Virgin Islands Economic Substance Legislation

The British Virgin Islands, together with several other non-European Union jurisdictions, has introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ES Act”) came into force in the British Virgin Islands introducing certain economic substance requirements for in-scope British Virgin Islands entities which are engaged in certain “relevant activities”.

Although it is presently anticipated that the ES Act will have little material impact on the Company or its operations, as the legislation is relatively new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed the F-1 and the Final Prospectus in connection with our IPO and the Resale Prospectus with the SEC.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company.”

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use financial instruments for speculative trading purposes, and do not hold any derivative financial instruments that could expose us to significant market risk. Our primary market risk exposures are changes in interest rates and foreign currency fluctuations.

Interest Rate Risk

Our exposure on exposure on cash flow interest rate risk mainly arises from our deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and bank borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Foreign Currency Risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, in relation to our IPO of 1,500,000 Class A Ordinary Shares. The Class A Ordinary Shares were sold at an offering price of $4.00 per share. We received aggregate gross proceeds of $6.0 million from the IPO, before deducting underwriting discounts and other related expenses.

We have earmarked and have been using the proceeds of the IPO as follows: 25% on brand promotion and marketing; 25% on recruitment of talented personnel; 25% on strategic investments and acquisitions; and 25% on general working capital.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2024. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of March 31, 2024 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended March 31, 2024 and 2023, we identified three material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of March 31, 2024. The material weakness identified relates to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and iii) a lack of independent directors and an audit committee to establish formal risk assessment process and internal control framework.

In response to the material weaknesses identified, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and iii) appointed independent directors, established an audit committee and strengthened corporate governance. See “Item 3. Key Information — D. Risk Factors— Raytech Holding’s lack of effective internal controls over financial reporting may affect its ability to accurately report its financial results or prevent fraud, which may affect the market for and price of Raytech Holding’s Ordinary Shares.”

Notwithstanding there are material weaknesses identified as described above, we believe that our consolidated financial statements contained in this Annual Report on Form 20-F fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

Attestation Report of the Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm in this Annual Report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Wing Hei Yiu is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the Nasdaq listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code was filed as Exhibit 14.1 to the registration statement filed in connection with our IPO, which is incorporate by reference to this Annual Report.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by WWC, P.C. for the years ended March 31, 2024 and 2023, respectively:

	March 31, 2024	March 31, 2024
	USD	USD
Audit Fees*	$220,000	220,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted the insider trading policy governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees. A copy of the insider trading policy is filed as an exhibit to this Annual Report.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches. We also provide regular training programs to our employees to enhance their awareness about cybersecurity risks, and better understand their roles and responsibilities in safeguarding company assets and data.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

Governance

Our cybersecurity program is managed by our Chief Financial Officer, Wan Yee Hing, for implementing company-wide cybersecurity policies, protocols, and procedures. Our Audit Committee is responsible for overseeing our cybersecurity program. The Chief Financial Officer reports to our board of directors and our Chief Executive Officer.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Raytech Holding Limited and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1*	Amended and Restated Memorandum and Articles of Association
2.1*	Specimen Certificate for Ordinary Shares
2.2	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	Executive Employment Agreement between Registrant and CEO, dated as of July 5, 2023.
4.2	Executive Employment Agreement between Registrant and CFO, dated as of May 13, 2024.
4.3	Offer Letter by the Registrant to Andrew Ling, dated as of May 13, 2024.
4.4	Form of Director Offer Letter
4.5	Underwriting Agreement (Previously filed; incorporated by reference to Exhibit 1.1 filed with Form 6-K filed on May 17, 2024)
4.6*	Form of Sales and Purchase Agreement with Koizumi Seiki Corp., dated July 1, 2014
4.7*	English Translation of Purchase Collaboration Agreement with Zhongshan Raytech Electrical Appliances Manufacturing Co., Ltd., dated Jan 1, 2021
4.8*	English Translation of Purchase Collaboration Agreement with Zhongshan Leimi Electrical Appliances Company Limited, dated January 1, 2021
4.9*	English Translation of Lease Agreement with Raytech Holdings Company Limited, dated April 1, 2022
4.10*	English Translation of Lease Agreement with Wong Yuk Lin, dated April 1, 2023 (including the master Lease Agreement between Raytech Holdings Company Limited and Wong Yuk Lin)
4.11*	English Translation of Lease Agreement with Raytech Holdings Company Limited, dated April 1, 2024
4.12	Form of Purchase Order with S***, Inc.
8.1	List of Subsidiary
11.1*	Code of Business Conduct and Ethics of the Registrant
11.2*	Insider Trading Policy of the Registrant
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 275197).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Raytech Holding Limited

By:	/s/ Ching Tim Hoi
Name:	Ching Tim Hoi
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	July 29, 2024

RAYTECH HOLDING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Raytech Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Raytech Holding Limited and its subsidiary (collectively the “Company”) as of March 31, 2023 and 2024, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

July 29, 2024

RAYTECH HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	21,362,580	35,885,666	4,585,500
Accounts receivable, net	6,787,330	14,557,523	1,860,172
Amount due from a director	992,026	145,166	18,550
Merchandise inventories, net	–	1,855,686	237,121
Taxes receivables	514,007	395,005	50,474
Prepayments	95,000	5,000	639
TOTAL CURRENT ASSETS	29,750,943	52,844,046	6,752,456

NON-CURRENT ASSETS
Property and equipment, net	4,868	–	–
Right-of-use assets – operating lease	85,477	–	–
Deferred initial public offering costs	3,176,871	5,252,768	671,203
Long-term deposits	34,200	16,200	2,070
TOTAL NON-CURRENT ASSETS	3,301,416	5,268,968	673,273
TOTAL ASSETS	33,052,359	58,113,014	7,425,729

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	735,528	732,340	93,579
Accounts payable - related party	8,768,420	24,278,340	3,102,306
Accruals	616,078	1,018,618	130,160
Contract liabilities	1,705,854	1,008,415	128,856
Operating lease obligation, current portion	87,972	–	–
TOTAL CURRENT LIABILITIES	11,913,852	27,037,713	3,454,901

OTHER LIABILITIES
Operating lease obligation, net of current portion	–	–	–
TOTAL LIABILITIES	11,913,852	27,037,713	3,454,901

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.00000625 par value, 8,000,000,000 Ordinary Shares authorized, and 16,000,000 Ordinary Shares issued and outstanding as of March 31, 2023 and 2024, respectively (1)	783	783	100
Additional paid-in capital	99,217	99,217	12,678
Retained earnings	21,038,507	30,975,301	3,958,050
TOTAL SHAREHOLDERS’ EQUITY	21,138,507	31,075,301	3,970,828
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	33,052,359	58,113,014	7,425,729

(1)	Giving retroactive effect to the 160,000-for-1 share split effected on May 10, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF INCOME

	For the Years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
REVENUE
Sales of products	45,105,917	42,382,764	59,966,287	7,662,542
Sales of tooling	–	3,135,475	7,006,014	895,234
Total revenue	45,105,917	45,518,239	66,972,301	8,557,776

OPERATING EXPENSES
Merchandise costs	(33,001,491)	(34,046,287)	(52,067,436)	(6,653,220)
Selling, general and administrative expenses	(1,379,989)	(4,277,677)	(3,545,369)	(453,030)
Total operating expenses	(34,381,480)	(38,323,964)	(55,612,805)	(7,106,250)

INCOME FROM OPERATIONS	10,724,437	7,194,275	11,359,496	1,451,526

OTHER INCOME (EXPENSE)
Interest income	327	143,352	1,416,354	180,983
Interest expense	(1,676)	(7,151)	(2,028)	(259)
Gain (loss) from foreign currency exchange	452	143,450	(20,846)	(2,664)
Government grants	452,250	–	–	–
Other income, net	4,588	–	818	105
Total other income, net	455,941	279,651	1,394,298	178,165
INCOME BEFORE INCOME TAX PROVISION	11,180,378	7,473,926	12,753,794	1,629,691
PROVISION FOR INCOME TAXES	(1,739,988)	(1,181,056)	(2,817,000)	(359,959)
NET INCOME	9,440,390	6,292,870	9,936,794	1,269,732

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted (1)	16,000,000	16,000,000	16,000,000	16,000,000
EARNINGS PER SHARE
Basic and diluted	0.59	0.39	0.62	0.08

(1)	Giving retroactive effect to the 160,000-for-1 share split effected on May 10, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional		Total
	No. of Shares (1)	Par Value	Paid-in Capital	Retained Earnings	Shareholders’ Equity
		HKD	HKD	HKD	HKD
BALANCE, April 1, 2021	16,000,000	783	99,217	6,863,247	6,963,247
Net income	–	–	–	9,440,390	9,440,390
Dividends distribution	–	–	–	(1,558,000)	(1,558,000)
BALANCE, March 31, 2022	16,000,000	783	99,217	14,745,637	14,845,637
Net income	–	–	–	6,292,870	6,292,870
BALANCE, March 31, 2023	16,000,000	783	99,217	21,038,507	21,138,507
Net income	–	–	–	9,936,794	9,936,794
BALANCE, March 31, 2024	16,000,000	783	99,217	30,975,301	31,075,301
BALANCE, March 31, 2024 (US$)	16,000,000	100	12,678	3,958,050	3,970,828

(1)	Giving retroactive effect to the 160,000-for-1 share split effected on May 10, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Cash flows from operating activities
Net income	9,440,390	6,292,870	9,936,794	1,269,732
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of plant and equipment	20,433	13,924	4,868	622
Amortization of right-of-use asset	17,095	102,573	85,477	10,922
Gain from unrealized foreign currency translation	(452)	178,454	(61,043)	(7,799)
Changes in operating assets and liabilities
Accounts receivable, net	(4,060,535)	(907,711)	(7,755,205)	(990,967)
Merchandise inventories, net	1,947,812	–	(1,855,686)	(237,121)
Prepayments	(90,000)	(5,000)	90,000	11,500
Long-term deposits	(17,200)	(5,200)	18,000	2,300
Accounts payable	130,100	(119,019)	(5,441)	(695)
Accounts payable - related party	1,035,048	4,682,655	15,554,384	1,987,552
Accruals	–	566,078	402,540	51,437
Contract liabilities	–	1,705,854	(697,439)	(89,119)
Operating lease obligation	(16,324)	(100,849)	(87,972)	(11,241)
Taxes payables	(177,423)	(1,442,797)	119,002	15,206
Net cash provided by operating activities	8,228,944	10,961,832	15,748,279	2,012,329
Cash flows from investing activities
Purchase of property and equipment	(11,700)	–	–	–
Repayment by the director	2,215,728	1,444,872	846,860	108,212
Net cash provided by investing activities	2,204,028	1,444,872	846,860	108,212
Cash flows from financing activities
Deferred initial public offering cost	–	(3,176,871)	(2,075,897)	(265,260)
Dividend payments	(1,558,000)	–	–	–
Net cash used in financing activities	(1,558,000)	(3,176,871)	(2,075,897)	(265,260)
Change in cash	8,874,972	9,229,833	14,519,242	1,855,281
Effect of foreign exchange on cash	–	(157,725)	3,844	491
Cash at the beginning of the year	3,415,500	12,290,472	21,362,580	2,729,728
Cash at the end of the year	12,290,472	21,362,580	35,885,666	4,585,500

Supplementary cash flow information
Cash paid for income tax	2,144,284	2,619,407	2,697,998	344,752
Cash paid for interest expense	–	–	–	–

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND ORGANIZATION

Raytech Holding Limited (the “Company” or “Raytech”) is a holding company incorporated on June 24, 2022 under the British Virgin Islands (“BVI”) law. The Company has no substantial operations other than holding all of the outstanding share capital of Pure Beauty Manufacturing Company Limited (“Pure Beauty”), a Hong Kong Company incorporated on April 15, 2013. The Company, through Pure Beauty, is engaged in the sourcing and wholesaling of personal care and lifestyle electrical appliances for international brand owners as our customers. The Company’s headquarter is located in Hong Kong, China. All of the Company’s business activities are carried out by Pure Beauty.

In August 2022 completed a reorganization of Pure Beauty under common control of its then existing shareholders, who collectively owned all of the equity interests of Raytech prior to the reorganization. Raytech and Pure Beauty are under common control which results in the consolidation of Pure Beauty at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Raytech.

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
Raytech Holding Limited (“Raytech”)	● A BVI company ● Incorporated on June 24, 2022	-	Investment holding

Pure Beauty Manufacturing Company Limited (“Pure Beauty”)	● A Hong Kong company ● Incorporated on April 15, 2013	100% owned by Raytech	Engaged in the sourcing and wholesaling of personal care electrical appliances

Note 2 — Summary of Significant Accounting Policies and Practices

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All inter-company transactions have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets and implicit interest rate of operating leases. Actual results could differ from those estimates.

Risks and uncertainties

Economic and political risks

The Company’s operations are mainly conducted in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Inflation Risk

Management monitors changes in price levels. Historically inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact Company’s results of operations.

World unrest due to wars and terrorist attacks have led to further economic disruptions. Mounting inflationary cost pressures and recessionary fears have negatively impacted the global economy. Since mid-2022, the U.S. Federal Reserve has addressed elevated inflation by increasing interest rates, as inflation remains elevated. Given current market conditions, the Company may be unable to access the capital markets, and additional capital may only be available to the Company on terms that could be significantly detrimental to the Company’s existing stockholders and to the Company’s business.

Foreign currency translation

The Company uses Hong Kong dollars (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

Convenience translation

Translations of amounts in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from HKD into US$ as of and for the year ended March 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.8259, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of income during the year in which they occur.

Cash and cash equivalents

Cash and cash equivalents mainly represents cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of March 31, 2023 and 2024, the Company had HKD21,362,580 and HKD35,885,666 (US$4,585,500) in cash and cash equivalents, respectively. The Company maintains its bank accounts in Hong Kong.

Accounts receivable, net

Accounts receivables are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts.

The Company make estimates of expected credit and collectability trends for the allowance for credit losses and allowance for unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Provision for doubtful accounts was nil and nil as of March 31, 2023 and 2024, respectively.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Merchandise inventories, net

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended March 31, 2023 and 2024, no merchandise inventory reserve was recorded because no slow-moving, obsolete, or damaged merchandise inventory was identified.

Prepayments

Prepayments primarily consists of prepaid expenses. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of March 31, 2023 and 2024, no allowance was deemed necessary.

Deferred initial public offering (“IPO”) costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. During the year ended March 31, 2024, the Company recorded a charge of HKD2,075,897 related to the IPO. As of March 31, 2023 and 2024, the accumulated deferred IPO costs were HKD3,176,871 and HKD5,252,768 (US$671,203), respectively.

Long-term deposits

Long-term deposits are mainly for rent, utilities and money deposited with certain manufacturers. These amounts are refundable and bear no interest. The long-term deposits are refunded from manufacturers when the terms and conditions set forth in the agreements have been satisfied.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful Life
Office equipment	2 years
Office furniture and fixtures	2 years
Leasehold improvements	lesser of lease term or expected useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2023 and 2024, no impairment of long-lived assets was recognized.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Company’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract costs as of March 31, 2023 and 2024.

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other services. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of March 31, 2023 and 2024, the contract liabilities of the Company amounted to HKD1,705,854 and HKD1,008,415 (US$128,856), respectively.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Revenue Recognition

Revenue from contracts with customers is recognized using the five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods and services.

The Company currently generates its revenue through sourcing and wholesaling of Japanese beauty products, as well as personal care products and other products, through distribution network to Japan market. Currently, the Company sells its products through sourcing and wholesale customers. The Company sells goods under Free On Board (“FOB”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. Typical payment terms set forth in the invoice are within 30 to 120 days.

Tooling revenue is earned from manufacturing multiple tools, molds and assembly equipment as part of a tooling program for a customer. Given that the Company is providing a significant service of producing highly interdependent component parts of the tooling program, each component does not generate standalone values. It must be a completed mold so the customer can benefit from the purchase. Based on the arrangement with the customer, the Company recognizes revenue at a point in time. In such cases, the Company recognizes revenue at the evidence transfer of control.

The Company is the principal for the majority of its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, and has pricing discretion.

Merchandise costs

Cost of sales of beauty products, personal care products and other products, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of products.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of motor vehicle running expenses, travelling and entertainment and general administrative expenses such as of staff costs, rental expenses, depreciation, legal and professional fees and other miscellaneous administrative expenses.

Employee Benefit

Hong Kong Employment Ordinance (“The Ordinance”) requires an employee employed under a continuous employment contract is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave take is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also requires an employee is entitled to 12 statutory holidays regardless of his or her length of services. Holiday pay should be paid to the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Employee Benefit (cont.)

An employee is entitled to a paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from 7 days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are at between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

Income taxes

Raytech is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by Raytech and the Company’s subsidiary in Hong Kong, Pure Beauty to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Pure Beauty is incorporated in and carry trade and business in Hong Kong and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Group is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2022, 2023 and 2024.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such a contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2022, 2023 and 2024, there were no dilutive shares.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these service customers. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service customers and other information.

Concentration of customers

As of March 31, 2022 and 2023, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 96.8% and 99.6% of the Company’s total accounts receivable respectively. As of March 31, 2024, two customers, who are distributors represent and sell brands of well-known manufactures from Japan, the U.S., UK, Europe and Australia accounted for 72.1% and 27.9% of the Company’s total accounts receivable respectively.

For the years ended March 31, 2022 and 2023, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 97.8% and 91.3% of the Company’s total revenues respectively. For the year ended March 31, 2024, two major customers, who are distributors represent and sell brands of well-known manufactures from Japan, the U.S. and Europe, accounted for 74.1% and 16.5% of the Company’s total revenues respectively.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Concentration of manufacturers

As of March 31, 2022, two manufacturers accounted for 82.6% and 15.2% of the total balance of accounts payable respectively. As of March 31, 2023, one manufacturer accounted for 92.3% of the total balance of accounts payable. As of March 31, 2024, one manufacturer accounted for 97.1% of the total balance of accounts payable. The manufacturer is a related party, which was disclosed in the Note 10.

For the year ended March 31, 2022, two manufacturers accounted for 77.3% and 22.3% of our total purchases, respectively. For the year ended March 31, 2023, two manufacturers accounted for 83.1% and 10.4% of our total purchases respectively. For the year ended March 31, 2024, one manufacturer accounted for 88.5 % of our total purchases. The manufacturer is a related party, which was disclosed in the Note 10.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Hong Kong, no geographical segments are presented.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

On December 18, 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intrapetrous allocation when there is gain in discontinued operations and a loss from continuing operations, and 6) treatment of franchise taxes that are partially based on income. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Recently issued accounting pronouncements (cont.)

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022.The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. This standard is effective for the Company on January 1, 2023 and the Company does not expect a significant impact to the consolidated financial statements upon adoption. However, the ultimate impact is dependent upon the size and frequency of future acquisitions.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Revenue

Effective April 1, 2020, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after April 1, 2020 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenues remains substantially unchanged. There were no cumulative effect adjustments made to the contracts in place prior to July 1, 2019. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods and services.

The following table present the Company’s revenue disaggregated by product categories for the years ended March 31, 2022, 2023 and 2024, respectively:

	For the years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Sales of products
Hair styling series	17,292,889	28,202,591	31,833,932	4,067,766
Trimmer series	9,759,312	8,573,741	22,684,148	2,898,599
Eyelash curler	1,853,553	1,407,342	804,863	102,846
Neck care series	6,816,250	–	–	–
Nail care series	3,155,090	1,217,577	1,413,106	180,568
Other personal care appliances	6,228,823	2,981,513	3,230,238	412,763
	45,105,917	42,382,764	59,966,287	7,662,542

Sales of tooling	–	3,135,475	7,006,014	895,234

Total	45,105,917	45,518,239	66,972,301	8,557,776

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Accounts receivable	6,787,330	14,557,523	1,860,172
Less: allowance for doubtful accounts	–	–	–
Accounts receivable, net	6,787,330	14,557,523	1,860,172

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — ACCOUNTS RECEIVABLE, NET (cont.)

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Within 30 days	6,787,330	14,547,396	1,858,878
Within 31 to 60 days	–	10,127	1,294
Total accounts receivable, net	6,787,330	14,557,523	1,860,172

There was no provision of doubtful debts for the years ended March 31, 2023 and 2024, respectively.

Note 5 — MERCHANDISE INVENTORIES, NET

Merchandise inventories, net, consisted of the following:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Hair styling series	–	911,875	116,520
Trimmer series	–	23,398	2,990
Nail care series	–	258,628	33,048
Other personal care appliances	–	661,785	84,563
Less: inventory allowances	–	–	–
Merchandise inventories, net	–	1,855,686	237,121

There was no inventory impairment for the years ended March 31, 2023 and 2024, respectively.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Office equipment	52,596	52,596	6,721
Office furniture and fixtures	11,700	11,700	1,495
Subtotal	64,296	64,296	8,216
Less: accumulated depreciation	(59,428)	(64,296)	(8,216)
Property and equipment, net	4,868	–	–

Depreciation expenses recognized for the years ended March 31, 2023 and 2024 amounted to HKD13,924 and HKD4,868 (US$622), respectively.

No impairment loss had been recognized during the years ended March 31, 2023 and 2024, respectively.

Note 7 — ACCRUALS

Accruals consisted of the following:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Professional fee	34,000	35,000	4,472
Employee payroll and other benefits	397,789	377,056	48,181
Commission	184,289	606,562	77,507
Total accruals	616,078	1,018,618	130,160

Note 8 — CONTRACT LIABILITIES

Movement in contract liabilities, consistent of the following:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
At the beginning	–	1,705,854	217,975
Receipt from the clients	3,281,374	1,288,856	164,691
Revenue recognized during the year	(1,575,520)	(1,986,295)	(253,810)
At the end	1,705,854	1,008,415	128,856

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — TAXES

Income tax

British Virgin Islands

The Company is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Pure Beauty is incorporated in Hong Kong and is subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong. Under Hong Kong tax law, Pure Beauty is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Taxation in the statement of income represents:

	For the years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Hong Kong profits tax provision for the year:
Current	1,739,988	1,181,056	2,817,000	359,959
Deferred	–	–	–	–
	1,739,988	1,181,056	2,817,000	359,959

The following table reconciles Hong Kong statutory rates to the Company’s effective tax rate:

	For the years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	HKD
Income before tax	11,180,378	7,473,926	12,753,794	1,629,691
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%	16.50%
Income tax expense computed at statutory rate	1,844,763	1,233,198	2,104,376	268,899
Reconciling items:
Non-deductible items in Hong Kong	–	–	272,376	34,804
Non-taxable items in Hong Kong	(94,775)	(46,142)	(608,034)	(77,695)
Under provision for prior year	–	–	1,051,282	134,334
Tax credit	(10,000)	(6,000)	(3,000)	(383)
Effective income tax expenses	1,739,988	1,181,056	2,817,000	359,959

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2022, 2023 and 2024, the Company did not have any unrecognized tax benefits. For the years ended March 31, 2022, 2023 and 2024, the Company had no unrecognized tax benefits.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Mr. Ching Tim Hoi (“Mr. Ching”)	Controlling shareholder, CEO and Chairman of the Company and Director of Pure Beauty, Director of Raytech Holdings Company Limited, and Executive Director of Zhongshan Raytech
Zhongshan Raytech Electric Appliances Manufacturing Company Limited (“Zhongshan Raytech”)	An entity controlled by Mr. Ching

a.	Amount due from a director

			As of March 31,
Name of related party	Relationship	Nature of transactions	2023	2024	2024
			HKD	HKD	US$
Mr. Ching	Mr. Ching is a director of Pure Beauty	The receivable represented payments made on behalf of the director and shareholder by Pure Beauty. The loan agreement provides that borrowings are interest-free and are payable on demand. The amount was wholly settled in cash subsequently on June 28, 2024.	992,026	145,166	18,550
		Total	992,026	145,166	18,550

b.	Accounts payable - related party

Due to a related party consisted of the following:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Name of related party
Zhongshan Raytech	8,768,420	24,278,340	3,102,306
Total	8,768,420	24,278,340	3,102,306

These accounts payable to a related party was related to products we purchased from this related party. See “—Purchase from a Related Party” for more information.

Related party transactions

c.	Purchase products from a related party

	For the years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Name of a related party
Zhongshan Raytech	24,221,784	28,301,082	47,704,656	6,095,741
Total	24,221,784	28,301,082	47,704,656	6,095,741

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — EQUITY

Ordinary shares

On August 2, 2022, 100 ordinary shares of the Company were issued to the participating shareholders in connection with the restructuring of the Company.

On May 10, 2023, the Company effected a share split of all issued and outstanding shares of 100 shares at a ratio of 1-to-160,000. As a result of the share split, the Company now has 16,000,000 common shares issued and outstanding as of the date hereof. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to a share split or dividend pursuant to ASC 260. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the 160,000 for 1 share split.

Dividend

During the years ended March 31, 2023 and 2024, the Company has not declared any dividend.

Note 12 — COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has one property lease agreement with lease terms for one year. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

The following table shows amounts recognized in the consolidated balance sheet:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Right-of-use assets	85,477	–	–

Operating lease liabilities
Current	87,972	–	–
Non-current	–	–	–
	87,972	–	–

Note 13 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions that from March 31, 2024 up through July 29, 2024, which is the date that these consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these consolidated financial statements, other than disclosed below.

On May 15, 2024, the Company completed its initial public offering. In this offering, the Company issued 1,500,000 Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$6,000,000 million before deducting any underwriting discounts or expenses. The Ordinary Shares began trading on May 15, 2024 on the Nasdaq Capital Market under the ticker symbol “RAY”.