Form 20-F
period 2025-03-31
Raytech Holding Ltd
filed 2025-07-25
CIK 1948443

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

Email: ray@raytech.com.hk
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

As of the date hereof, the issuer had 43,598,083 Ordinary Shares.

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

●	“BVI” are to the “British Virgin Islands”;

●	“BVI Act” are to the BVI Business Companies Act (Law Revision 2020) (as amended);

●	“China” or the “PRC” are to the People’s Republic of China;

●	the “Company” or “Raytech Holding” are to Raytech Holding Limited, a BVI company;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“HKD” or “HK Dollar” are to the legal currency of Hong Kong;

●	“Mainland China” are to the mainland of the People’s Republic of China excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this Annual Report only;

●	“Pure Beauty” are to Pure Beauty Manufacturing Company Limited, a company incorporated under the laws of Hong Kong with limited liability on April 15, 2013;

●	“Raytech Innovation” are to Raytech Innovation Limited, a company incorporated under the laws of Hong Kong with limited liability on May 6, 2025;

●	“$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States;

●	“shares” or “Ordinary Shares” are to the ordinary shares of Raytech Holding Limited, par value $0.00000625 per share.

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	“we”, or “us” in this Annual Report are to Raytech Holding Limited, a BVI company and its subsidiary, Pure Beauty Manufacturing Company Limited, a company incorporated under the laws of Hong Kong, unless the context otherwise indicates;

Raytech Holding does not have any material operations of its own and Raytech Holding is a holding company with operations conducted in Hong Kong through its Hong Kong subsidiary Pure Beauty, using Hong Kong dollars, the currency of Hong Kong. Raytech Holding’s reporting currency is Hong Kong dollars. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Translations of amounts in the consolidated balance sheet, consolidated statements of income, consolidated statements of cash flows and the section titled “Compensation - Compensation of Executive Officers” from HKD into US$ as of and for the year ended March 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.7799, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate; Translations of the relevant amount from HKD into US$ as of and for the year ended March 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD 7.8259, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such a rate, or at any other rate.

ii

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this Annual Report, as well as our strategic and operational plans, contain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such changes may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this Annual Report. All information provided in this Annual Report and in the exhibits is as of the date of this Annual Report, and we do not undertake any obligation to update any such information, except as required under applicable law.

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

SUMMARY OF RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business. See “Item 3. Key Information— Risk Factors — Risks Related to Our Business” starting on page 6 of this Annual Report.

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our products, in which case our revenues and profitability could decline.

●	Our revenues, operating income and cash flows are likely to fluctuate.

●	We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

●	We rely on a limited number of manufacturers, some of which we are affiliated with. A loss of any of these manufacturers could significantly negatively affect our business.

●	Risks associated with our major manufacturers in mainland China could adversely affect our business, financial condition and results of operations.

●	Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions.

●	We may not manage our growth effectively, and our profitability may suffer.

●	Our reputation is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

●	We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

●	If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

●	We cannot assure that we could retain effective intellectual property rights.

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

●	Compromises of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results.

●	Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

●	Raytech Holding’s principal shareholders have substantial influence over Raytech Holding and their interests may not be aligned with the interests of Raytech Holding’s other shareholders.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

●	Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

●	Members of our management team may in the future be involved in governmental investigations and civil litigations relating to the business affairs of companies with which they are, were or may in the future be affiliated with.

●	If Raytech Holding becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, Raytech Holding may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in Raytech Holding’s stock, especially if such matter cannot be addressed and resolved favorably.

●	If we fail to compete effectively, we may miss new business opportunities or lose existing customers, and our revenues and profitability may decline.

●	If we are unable to rely on the services and connections of our key personnel, or retain the current key personnel, our business could be adversely affected.

●	Certain of our officers or directors may have actual or potential conflicts of interest because of their equity interests in or positions with Raytech Holdings and Zhongshan Raytech.

●	Our employees may leave us to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

●	Our business and sales are subject to the business strategies of the brand owners.

●	We cannot assure you that our products can meet consumer preferences and needs, and will continue to gain market acceptance and secure market share.

●	We rely on external manufacturers for the production of some of our products.

●	Our operating results may fluctuate due to seasonality and other factors.

●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

●	Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

●	Our results of operations may be adversely affected by significant share-based compensation expenses, and the issuance of shares under our equity incentive plans will dilute existing shareholders.

Risks Related to Our Corporate Structure. See “Item 3. Key Information— Risk Factors — Risks Related to Our Corporate Structure” starting on page 16 of this Annual Report.

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements it may have, and any limitation on the ability of Raytech Holding’s subsidiary to make payments to it could have a material adverse effect on Raytech Holding’s ability to conduct its business.

●	Raytech Holding’s lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of Raytech Holding’s Ordinary Shares.

●	If Raytech Holding ceases to qualify as a foreign private issuer, Raytech Holding would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and Raytech Holding would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

●	Raytech Holding is an “emerging growth company” within the meaning of the Securities Act, and if Raytech Holding takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare Raytech Holding’s performance with other public companies.

●	Raytech Holding incurs increased costs as a result of being a public company, particularly after Raytech Holding ceases to qualify as an “emerging growth company.”

Risks Related to Doing Business in Hong Kong. See “Item 3. Key Information— Risk Factors — Risks Related to Doing Business in Hong Kong” starting on page 18 of this Annual Report.

All of our operations are in Hong Kong, so we face risks and uncertainties related to doing business in Hong Kong in general, including, but not limited to, the following:

●	All of Pure Beauty’s operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. The government of mainland China may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact Raytech Holding’s subsidiary.

●	There are political risks associated with conducting business in Hong Kong.

●	There remain some uncertainties as to whether we will be required to obtain approvals from mainland China and Hong Kong authorities to list additional Raytech Holding’s securities on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.

●	Rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing were released by CSRC and became effective. The government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer its Ordinary Shares to investors and could cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within mainland China.

●

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Raytech Holding or its management named in the Annual Report based on Hong Kong laws.

●	We may be affected by the currency peg system in Hong Kong.

Risks Related to Our Ordinary Shares. See “Item 3. Key Information— Risk Factors — Risks Related to Our Ordinary Shares” starting on page 26 of this Annual Report.

In addition to the risks described above, we are subject to general risks and uncertainties related to our Ordinary Shares, including, but not limited to, the following:

●	Although the audit report included in this Annual Report is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in Raytech Holding’s securities may be prohibited under the HFCA Act if the SEC subsequently determines Raytech Holding’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist Raytech Holding’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to Raytech Holding’s business operations, share price and reputation.

●	Raytech Holding’s Ordinary Shares are thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	The market price for our shares may be volatile.

●	Substantial future sales of Raytech Holding’s Ordinary Shares or the anticipation of future sales of Raytech Holding’s Ordinary Shares in the public market could cause the price of Raytech Holding’s Ordinary Shares to decline.

●	Raytech Holding does not intend to pay dividends for the foreseeable future.

●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding Raytech Holding’s Ordinary Shares, the price of Raytech Holding’s Ordinary Shares and trading volume could decline.

●	Raytech Holding may experience extreme stock price volatility unrelated to its actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of Raytech Holding’s Ordinary Shares, and such volatility may subject Raytech Holding to securities litigation.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Raytech Holding is incorporated under British Virgin Islands law.

●	As a foreign private issuer, Raytech Holding is permitted to, and Raytech Holding will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection for holders of Raytech Holding’s shares.

●	If Raytech Holding cannot continue to satisfy the initial listing requirements and other rules of the Nasdaq Capital Market, although it is exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, Raytech Holding’s securities may be delisted, which could negatively impact the price of Raytech Holding’s securities and your ability to sell them.

●	Because our business is conducted in Hong Kong dollars and the price of Raytech Holding’s Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

●	There can be no assurance that Raytech Holding will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of Raytech Holding’s Ordinary Shares.

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

We engaged in developing, manufacturing and selling products relating to home electric appliances. We derive a significant portion of our revenues from a few major customers. We currently have two major customers: (i) Koizumi Seiki Corp., a Japanese company, having been doing business for over 300 years since 1716, which is one of the leading corporations specialized in small appliance market in Japan; the current contract we have with Koizumi Seiki Corp. was executed on July 1, 2014, automatically renewable on annual basis unless otherwise terminated by either party with a notice given at least six months prior to the expiration of then existing term of the contract; and (ii) another customer, a U.S. home appliance manufacturer.

For the year ended March 31, 2025, sales to Koizumi Seiki Corp. and another customer, who is a global distributor of various consumer products, represented 64.0% and 29.5% of our revenue. For the year ended March 31, 2024, sales to Koizumi Seiki Corp. represented 74.1% of our revenue and the other customer represented 16.5% of our revenue.

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

We rely on a limited number of manufacturers, some of which we are affiliated with. A loss of any of these manufacturers could significantly negatively affect our business.

We rely on a limited number of manufacturers who are responsible for manufacturing hair care and skincare products. For the years ended March 31, 2025 and 2024, we relied on two major manufacturers, (i) Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. (“Zhongshan Raytech”), a factory located in Zhongshan, China, and is owned by Mr. Ching Tim Hoi, who is also our CEO, Chairman and controlling shareholder, and (ii) Zhongshan Leimi Electrical Appliances Company Limited (“Zhongshan Leimi”), a factory located in Zhongshan, China. The current contracts we have with Zhongshan Raytech and Zhongshan Leimi were executed on January 1, 2021, automatically renewable on an annual basis unless otherwise terminated by either party with a notice given at least six months prior to the expiration of then-existing term of the contract. Pursuant to each contract with Zhongshan Raytech and Zhongshan Leimi, we place orders with the manufacturer based on orders from our customers and the manufacturer is responsible to manufacture the products according to the requirements of each order. For the year ended March 31, 2025, payments to Zhongshan Raytech accounted for 88.2% of the total purchases of the Company. For the year ended March 31, 2025, payments to Zhongshan Raytech accounted for 88.5% of the total purchases of the Company.

We do not currently have other reliable alternatives or replacements for these manufacturers. This reliance on a limited number of manufacturers increases our risks. If we experience a significant increase in demand of our products, or if we need to replace an existing manufacturer, we may not be able to supplement service or replace them on acceptable terms, which may undermine our ability to deliver products to our customers in a timely manner. Identifying and approving suitable manufacturers could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant manufacturer would have an adverse effect on our business, financial condition and results of operations. In addition, our manufacturers may face supply chain risks and constraints of their own, which may impact on the availability and pricing of our products and delay for the deliveries of our products.

Risks associated with our major manufacturers in mainland China could adversely affect our business, financial condition and results of operations.

We relied on two major manufacturers, Zhongshan Raytech and Zhongshan Leimi, which are located in Zhongshan, mainland China. For the year ended March 31, 2025, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 88.2% and 4.3%, respectively, of the total purchases of the Company. For the year ended March 31, 2024, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 88.5% and 7.3%, respectively, of the total purchases of the Company. We depend on our ability to provide our customers with a wide range of products from our major manufacturers in a timely and efficient manner. Political and economic instability, global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, the financial stability of our manufacturers, our manufacturers’ ability to meet our standards, labor problems experienced by such manufacturers, the availability or cost of raw materials, merchandise quality issues, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation, and other factors relating to our manufacturers are beyond our control. As an example, the COVID-19 pandemic could adversely impact such manufacturer facilities and operations due to extended holidays, factory closures and risks of labor shortages, among other things, which may materially and adversely affect our business, financial condition and results of operations. As of the date of this Annual Report, our two major manufacturers, Zhongshan Raytech and Zhongshan Leimi, have not experienced material impacts imposed by the COVID-19 pandemic.

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

We also are unable to predict whether our manufacturers in the future will be subject to new, different, or additional trade restrictions imposed by the PRC or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from manufacturers, including the imposition of additional export restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of products available to our customers and materially adversely affect our financial performance as well as our reputation. Furthermore, our manufacturer operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries and regions, restrictions on the transfer of funds or other trade disruptions.

Additionally, the economy of mainland China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. In recent years, the government of mainland China has implemented measures emphasizing market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a significant portion of productive assets in mainland China is still owned by the government of mainland China. The government of mainland China continues to play a significant role in regulating industrial development. It also exercises significant control over mainland China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, restricting the inflow and outflow of foreign capital and providing preferential treatment to particular industries or companies. The government of China also has significant authority to exert influence on the ability of a China-based company, such as our manufacturers, to conduct their business. Any adverse change in the economic conditions in mainland China, policies of the government or laws and regulations in mainland China could have a material adverse effect on the overall economic growth of China and, in turn, on the business of our major manufacturers in mainland China. As a result, we may lose our major manufacturers in mainland China, and we may not have other reliable alternatives or replacements for these manufacturers. A loss of any major manufacturer in mainland China would have an adverse effect on our business, financial condition and results of operations, and may cause Raytech Holding’s Ordinary Shares to significantly decline in value.

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

We experience fluctuation in growth rates and across our different product segments, including periods of rapid or declining growth. While we have experienced expansion overall in the past 10 years, this growth has not always been uniform across segments or consistent year-over-year. However, to manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls, We also must effectively motivate, train and manage our research and development staff, If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or mange our growth effectively, our business, financial results and financial condition may suffer.

We cannot assure that we can successfully manage growth and maintain profitability as we grow. In periods of declining growth, underutilized employees and contractors may result in expenses and costs representing a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that we could experience from losing valued professionals and their industry expertise customers.

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

We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We anticipate continuing growth in the foreseeable future. However, past results of operations achieved by us should not be taken as indicative of our future prospects and results of operations, and we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and systems procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to recruit, train, manage and motivate employees and manage our relationships with an increasing number of customers. Moreover, as we introduce new products or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in a rapidly evolving and increasingly competitive market in Hong Kong.

If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

We plan to have privacy and data security policies in place that are designed to prevent security breaches and we are looking for resources to assist us to develop our security measures against breaches. Although we have not experienced any security breaches or cybersecurity issues, however, as newer technologies evolve, and the portfolio of the service providers with which the Company shares confidential information with growth, we could be exposed to increased risk of breaches in security and other illegal or fraudulent acts, including cyberattacks. The evolving nature of such threats, in light of new and sophisticated methods used by criminals and cyberterrorists, including computer viruses, malware, phishing, misrepresentation, social engineering and forgery, is making it increasingly challenging to anticipate and adequately mitigate these risks.

We are likely in the future to be subject to these types of attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liabilities, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our manufacturers, customers or other participants, or the internet infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. As we do not carry cybersecurity insurance, we will not be able to mitigate such risks to any third party. Cybersecurity breaches would not only harm our reputation and business but also could materially decrease our revenue and net income.

We cannot assure you that we could retain effective intellectual property rights.

We cannot make assurances that the steps we have taken or will take in the future to protect our intellectual property rights are or will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. As of the date of this Annual Report, neither we nor Pure Beauty own any registered trademarks in any jurisdiction. We intend to register Pure Beauty’s trademarks in Hong Kong to secure trademark protection after seeking professional advice. However, whilst registration will usually confirm ownership and subsistence of rights, some registrations can still be challenged due to prior existing rights. We cannot assure you that in the future our intellectual property rights registrations will be complete or invulnerable.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be subjected from time to time in the future to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

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

As of the date of this Annual Report, we have been using certain trademarks on Pure Beauty’s daily business operations which are currently registered in Japan and owned by Mr. Ching (the “Japan Pure Beauty Trademarks”). On August 1, 2021, a trademark license agreement was entered into between us and Mr. Ching (the “Japan Trademark License Agreement”), pursuant to which Mr. Ching agreed to irrevocably and unconditionally grant us, our subsidiaries and branches an exclusive license to use the Japan Pure Beauty Trademarks on a royalty-free basis, for 10 years commencing from the date of the Japan Trademark License Agreement. There is no guarantee that we will be able to successfully renew the Japan Trademark License Agreement upon expiration of its current term and that the same will not be revoked or early terminated by Mr. Ching. In the absence of a valid Japan Trademark License Agreement, the use of the Japan Pure Beauty Trademarks by us or Pure Beauty in Japan may subject us or Pure Beauty to trademark infringement claims, and we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits. As a result, our business and operating results may be materially and adversely affected.

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

Mr. Ching Tim Hoi is currently the beneficial owner of 12,800,000 Ordinary Shares or 29.4% of Raytech Holding’s outstanding Ordinary Shares. Mr. Ching will be able to exert significant voting influence over Raytech Holding’s business, including decisions regarding mergers, consolidations and the sale of all or substantially all of Raytech Holding’s assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by Raytech Holding’s other shareholders, including our public shareholders. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of Raytech Holding, which could deprive Raytech Holding’s shareholders of an opportunity to receive a premium for their shares as part of a sale of Raytech Holding and might reduce the price of Raytech Holding’s Ordinary Shares.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, wars, riots, terrorist attacks or similar events may give rise to supply chain disruptions, shipment delays, manufacturing breakdowns, and demand shifts, which could cause adversely affect our ability to provide products and services to our customers. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarters are located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets. We do not have any operation or business in Russia or Ukraine, however, we may potentially be indirectly adversely impacted any significant disruption it has caused and may continue to escalate. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

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

The market for some of our products is highly competitive. We do not compete against the same companies for all of our products and services or in all geographic regions. Instead, we compete with different companies depending on the particular types of requested products and services and the location of the customer or delivery of the products and services. Our operations are highly competitive.

Our competitors include large organizations, such as the international personal care electronic design and development organizations, which offer niche products and services that are the same or similar to products or services offered by us; and small firms and independent contractors that focus on specialized products and services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staff and greater brand recognition than we do. Some have lower overhead and other costs.

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

Raytech Holding’s CEO and Chairman, Mr. Ching, and Raytech Holding’s director and the Assistant to CEO of Pure Beauty, Mr. Ling, currently serve as, and will continue to serve as (i) Executive Director and Supervisor respectively of one of our collaborating manufacturers, Zhongshan Raytech, and (ii) Director of Raytech Holdings Company Limited. Mr. Ching’s positions at and ownership of Zhongshan Raytech and Raytech Holdings Company Limited, and Mr. Ling’s positions at Zhongshan Raytech, on which we rely for manufacturing collaboration, create, or may create the appearance of, conflicts of interest when these officers or directors are faced with decisions that could have different implications for Zhongshan Raytech and Raytech Holdings Company Limited than for us. These potential conflicts could arise, for example, over matters such as the desirability of changes in our business and operations, funding and capital matters, regulatory matters, and contractual arrangements.

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

For the years ended March 31, 2025 and March 31, 2024, our revenue was attributed to sales of branded products sourced from brand owners by our customers in Japan, U.S., Europe and Australia. Our business and sales are heavily dependent on the market receptiveness of, and demand for, the products being provided by various brand owners. The overall business strategies and product development plans adopted by these brand owners and their ability to maintain and develop the brands are therefore essential to our business.

As we have limited or no influence on the decisions made by the brand owners in relation to their business strategies, in particular, the production of their existing products and development of new products, we cannot assure that the brand owners will be able to maintain and further develop their brands and/or products, or that our customers will continue to show preferences to their brands and/or products. If the strategies of the brand owners turn out to be unsuccessful or due to any other reason the marketability of the brands falls substantially, the profitability of our business would be materially and adversely affected.

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

Our sales are subject to a certain degree of seasonal fluctuations. Generally, demand for our beauty device products is relatively higher during spring season from March to June. Sales may also fluctuate during the course of a financial year for a number of other reasons, including the timing of launching new products and advertising and promotional campaigns. As a result, these seasonal consumption patterns may cause our operating results to fluctuate from period to period.

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

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies. For example, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment to implement the executive order of August 9, 2023. The final rule became effective on January 2, 2025. The final rule imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau) that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as Covered Foreign Persons. U.S. persons subject to the final rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as Covered Transactions. If we were to be deemed a Covered Foreign Person due to changes in our business operations or amendments to relevant laws and regulations, our ability to raise capital would be significantly and negatively affected. In such case, the trading price of the Ordinary Shares may be materially and adversely affected.

In addition, the U.S. has imposed significant tariffs on a wide range of goods imported from China and could impose additional tariffs or increase existing ones. The U.S. government has also implemented export control restrictions affecting certain products and technologies related to China, imposed certain sanctions and restrictions, and indicated the potential for enhanced review of companies with significant China-based operations or restrictions on U.S. investment in certain companies operating in China. Furthermore, policies regarding low-value shipments entering the U.S. are under scrutiny, and changes could impact the cost-effectiveness of certain imports from China. The Chinese government has, from time to time, responded, and may continue to respond, by imposing its own tariffs, trade restrictions, or other regulations. Our business and financial performance are substantially dependent on the general conditions of the global economy and the level of international trade and commerce, particularly between the U.S. and China. The adoption and expansion of trade restrictions, tariffs, quotas, embargoes, sanctions, export controls, investment restrictions, the occurrence of a trade war, or other governmental actions related to tariffs or trade agreements or policies by the U.S., China, or other countries, has the potential to adversely impact trade flows, costs, our suppliers, our customers, and the world economy in general. Current and future trade tensions, geopolitical events, and international trade disputes could harm or disrupt international commerce and the global economy. These factors could have a material adverse effect on our business, results of operations, and financial condition.

Our results of operations may be adversely affected by significant share-based compensation expenses, and the issuance of shares under our equity incentive plans will dilute existing shareholders.

To attract, retain, and motivate highly skilled employees, directors, and consultants, which is critical in a competitive talent market, we utilize share-based awards. Consequently, on September 24, 2024, our Board of Directors adopted, and on October 23, 2024, our shareholders approved, the 2024 Equity Incentive Plan (the “2024 Plan”). The 2024 Plan, which has a ten-year term and authorizes the issuance of up to 2,500,000 of our Ordinary Shares, allows for the grant of various types of equity awards, including Incentive Share Options, Non-statutory Share Options, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units, and Performance Shares. While these awards are intended to promote our long-term success and align interests with shareholder value, they require us to recognize share-based compensation expenses in our consolidated financial statements.

Significant share-based compensation expenses could materially and adversely affect our reported net income (or increase our net loss). Furthermore, any issuance of Ordinary Shares upon the exercise of options or the vesting of other equity awards granted under the 2024 Plan or any future equity incentive plans will result in the dilution of the ownership interests of our existing shareholders, which could also adversely affect the market price of our Ordinary Shares.

Risks Related to Our Corporate Structure

Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements it may have, and any limitation on the ability of Raytech Holding’s subsidiaries to make payments to it could have a material adverse effect on Raytech Holding’s ability to conduct its business.

Raytech Holding is a holding company incorporated in the British Virgin Islands, and it may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to Raytech Holding’s shareholders and service any debt it may incur. If any of Raytech Holding’s subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to Raytech Holding.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Item 10 – Additional Information – E. Taxation — Hong Kong Profits Taxation” on page 88 of this Annual Report. Any limitation on the ability of Raytech Holding’s Hong Kong subsidiaries to pay dividends or make other distributions to Raytech Holding could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to Raytech Holding’s business, pay dividends, or otherwise fund and conduct its business.

Raytech Holding’s lack of effective internal controls over financial reporting may affect its ability to accurately report its financial results or prevent fraud, which may affect the market for and price of Raytech Holding’s Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to the IPO, Raytech Holding was a private company with limited accounting personnel and other resources for addressing Raytech Holding’s internal control over financial reporting. Raytech Holding’s management has not completed an assessment of the effectiveness of Raytech Holding’s internal control over financial reporting and its independent registered public accounting firm has not conducted an audit of Raytech Holding’s internal control over financial reporting. However, in connection with the audits of Raytech Holding’s consolidated financial statements as of March 31, 2025 and 2024, Raytech Holding and its independent registered public accounting firm identified material weaknesses in Raytech Holding’s internal control over financial reporting as well as other control deficiencies for the above-mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Raytech Holding’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; and ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

In connection with its IPO, Raytech Holding has appointed independent directors, established an audit committee and strengthened corporate governance. In addition, Raytech Holding is actively implementing other measures designed to improve its internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; and ii) setting up a financial and system control framework with formal documentation of policies and controls in place.

As a public company, Raytech Holding is subject to the requirement that it maintains internal controls and that management performs periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, Raytech Holding’s business, financial condition, results of operations and prospects, as well as the market for and trading price of Raytech Holding’s Ordinary Shares, may be materially and adversely affected if Raytech Holding does not have effective internal controls. The absence of internal controls over financial reporting may inhibit investors from purchasing Raytech Holding’s Ordinary Shares and may make it more difficult for Raytech Holding to raise funds in debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If Raytech Holding identifies such issues or if Raytech Holding is unable to produce accurate and timely financial statements, its stock price may decline, and it may be unable to maintain compliance with the Nasdaq Listing Rules.

If Raytech Holding ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, Raytech Holding is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Raytech Holding’s officers, directors and principal shareholders is exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Raytech Holding is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. However, Raytech Holding may cease to qualify as a foreign private issuer in the future.

Raytech Holding is an “emerging growth company” within the meaning of the Securities Act, and if Raytech Holding takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare Raytech Holding’s performance with other public companies.

Raytech Holding is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Raytech Holding has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, Raytech Holding, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Raytech Holding’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible, because of the potential differences in accounting standards used. If some investors find Raytech Holding’s Ordinary Shares less attractive as a result, there may be a less active trading market for Raytech Holding’s Ordinary Shares and Raytech Holding’s share price may be more volatile.

Raytech Holding incurs increased costs as a result of being a public company which will increase after Raytech Holding ceases to qualify as an “emerging growth company.”

Raytech Holding incurs significant legal, accounting and other expenses as a public company that Raytech Holding did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. Raytech Holding is an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the initial public offering of the Company, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of Raytech Holding’s Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior fiscal year end, and (2) the date on which Raytech Holding has issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

We are not based in mainland China and do not have operations in mainland China except that our manufacturers are located in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. For the fiscal years ended March 31, 2025, and 2024, we generated all our revenues from Hong Kong. We believe that, as of the date of this Annual Report, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, and we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture our products, (iii) none of our and our subsidiaries’ clients are located in mainland China, and (iv) we and our subsidiaries possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we do not expect to be materially affected by recent statements by the government of mainland China indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. However, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to the implementation and interpretation of laws and regulations in mainland China.

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

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between Raytech Holding, the ultimate holding company, and Pure Beauty, the wholly-owned operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from Pure Beauty. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected, and such measures could materially decrease the value of Raytech Holding’s Ordinary Shares, potentially rendering it worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign or overseas force to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current HKSAR chief executives Carrie Lam and John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. Additionally, governmental and regulatory interference could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

There remain some uncertainties as to whether we will be required to obtain approvals from mainland China and Hong Kong authorities to list additional securities on the U.S. Exchanges or offer securities in the future, and if required, we cannot assure you that Raytech Holding will be able to obtain such approval.

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

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator, or a “CIIO”, in the course of its operations in mainland China must be stored in mainland China, and if a CIIO purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. On November 14, 2021, CAC published the Regulations on the Network Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Under the Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refer to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data.

Currently we do not expect the Review Measures to have an impact on the business and operations of Raytech Holding’s Hong Kong subsidiaries, Pure Beauty and Raytech Innovation, or any offering, because (i) Our Hong Kong subsidiaries are incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China, and it is unclear whether the Review Measures shall be applied to a Hong Kong company; (ii) as of the date of this annual report, Pure Beauty has not collected and stored personal information of any individual customers of mainland China and possesses personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (ii), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC; and (iii) as of the date of this annual report, neither Pure Beauty nor Raytech Innovation has not been informed by any governmental authority of mainland China of any requirement that it file for a cybersecurity review for the offering. Based on the foregoing, we believe our Hong Kong subsidiaries are not required to pass the cybersecurity review of the CAC in order to list Raytech Holding’s Ordinary Shares in the U.S. Nonetheless, if the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review or if any other PRC government authorities promulgate any interpretation or implementation rules before Raytech Holding’s listing that would require us to go through a cybersecurity review for any offering, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, reputational damage as well as legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

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

Rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing were released by the CSRC and became effective. The government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer its Ordinary Shares to investors and could cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless.

On April 2, 2022, the CSRC, in conjunction with the Ministry of Finance, the National Administration of State Secret Protection and the National Archives Administration, issued the Regulations on Enhancing Confidentiality and File Management in Relation to Overseas Securities Issuance and Listing by Domestic Enterprises (Draft for Comments, the “Draft Regulations”), an amendment to the original regulation of the same name published in 2009. The Draft Regulations extend the scope of application of the regulations to indirectly listed enterprises, and expand the definition of “domestic enterprises” to encompass domestic corporations directly listed on overseas exchanges as well as the domestic operating subsidiaries of indirectly listed companies. The Draft Regulations require that, before providing or publicly disclosing documents and materials involving state secrets or government work secrets to security brokers, security service providers, or overseas regulators, the domestic enterprises shall seek approval from the relevant government regulators, and make filings with the local secret protection regulators at the same government level.

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

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations. As we are not domestic companies, and do not plan to leak any state secret and working secret of government agencies, or harm national security or public interest in connection with provision of documents, materials and accounting archives, we believe we may not be required to obtain relevant approval or file with the secrecy administrative department in accordance with the Archives Rules with respect to any future offering of our securities. However, as the Archives Rules were newly published, there are substantial uncertainties as to the implementation and interpretation, if we are required to perform additional procedures in connection with the provision of accounting archives or other documents, we cannot assure you that we will be able to fulfill such procedures in a timely manner, or even at all. Any failure by us to comply with the Archives Rules may materially adversely affected, our ability to offer securities to investors to become significantly limited or completely hindered.

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

We cannot guarantee that we will be able to obtain any approval or authorization from relevant secret protection regulators or other government authorities in a timely manner, or any such approval or authorization can be obtained at all and if we are required to obtain any approval or authorization. Failure to obtain the necessary approvals or complete the required filings in a timely manner may result in the failure to complete the listing or subject us to fines, penalties or other sanctions, which may have a significant adverse impact on our financial position and operations.

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

Although we do not believe that we are currently prohibited from providing its accounting records to our auditor or that we or our auditor would be required to go through any prescribed procedures for approval under current laws and regulations of mainland China, we may be subject to additional compliance requirements in the future. Since the Archive Rules are newly promulgated, and the interpretation and implementation are not very clear, we cannot assure you that we will be able to receive clearance of such regulatory requirements in a timely manner, or at all, in the future. If the CSRC, the state secret protection regulator or any other relevant government regulator requires that we obtain approval or complete relevant procedure prior to the completion of any future of our securities, such offering will be delayed until we have obtained such approval or completed such procedure. There is also the possibility that we may not be able to obtain or maintain such approval, complete such procedures or that we inadvertently concluded that such approval or procedure was not required. If prior approval or procedure was required while we inadvertently concluded that such approval or procedure was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain such approval or procedure in the future, we may face regulatory actions or other sanctions from the CSRC or other regulatory authorities of mainland China. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

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

Risks Related to Our Ordinary Shares

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. Raytech Holding will be required to comply with these rules if the SEC identifies Raytech Holding as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, Raytech Holding’s securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if Raytech Holding’s auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in Raytech Holding’s Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Raytech Holding’s auditor is based in the Singapore and therefore is not currently subject to the determinations announced by the PCAOB on December 16, 2021. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit Assentsure PAC to provide audit work papers located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, the trading in Raytech Holding’s securities may be prohibited under the HFCA Act, ultimately resulting in a determination by a securities exchange to delist our securities. Delisting of Raytech Holding’s Ordinary Shares would force holders of Raytech Holding’s Ordinary Shares to sell their Ordinary Shares. The market price of Raytech Holding’s Ordinary Shares could be adversely affected as a result of the anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

As a result of this scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on Raytech Holding, its offering, business and share price. If Raytech Holding becomes the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend Raytech Holding. This situation will be costly and time-consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected, and you could sustain a significant decline in the value of our shares.

Raytech Holding’s Ordinary Shares are thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Raytech Holding’s Ordinary Shares may be thinly traded, meaning that the number of persons interested in purchasing Raytech Holding’s Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that Raytech Holding is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if Raytech Holding came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as Raytech Holding or purchase or recommend the purchase of Raytech Holding’s shares until such time as Raytech Holding became more seasoned. As a consequence, there may be periods of several days or more when trading activity in Raytech Holding’s shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for Raytech Holding’s Ordinary Shares may not develop or be sustained.

The market price for our shares may be volatile.

The trading prices of our Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in Hong Kong or China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, a substantial decline in their trading prices. The trading performances of other Hong Kong or Chinese companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong or Chinese companies listed in the United States, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Hong Kong or Chinese companies may also negatively affect the attitudes of investors towards Hong Kong or Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our shares. In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

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

Certain corporate governance practices in the British Virgin Islands, where Raytech Holding was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Raytech Holding is permitted to rely on home country practice with respect to its corporate governance. Although Raytech Holding currently does not intend to rely on home country practice for at least one year after the initial public offering, it may elect to rely on home country practice in the future. If Raytech Holding chooses to follow the British Virgin Islands’ practice in the future, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Risk Factors – Risks Related to Our Ordinary Shares – As a foreign private issuer, Raytech Holding is permitted to, and Raytech Holding will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Raytech Holding’s shares.” on page 31 of this Annual Report.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by Raytech Holding’s management, or members of its board of directors, than they would as public shareholders of a company incorporated in the United States.

As a foreign private issuer, Raytech Holding is permitted to, and it will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection for holders of our shares.

Raytech Holding is exempted from certain corporate governance requirements of the Nasdaq listing rules by virtue of being a foreign private issuer. Raytech Holding is required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq. The standards applicable to Raytech Holding are considerably different than the standards applied to domestic U.S. issuers. For instance, Raytech Holding is not required to:

●	have a majority of the board be consisted of independent directors (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions with only independent directors; or

●	have executive sessions of solely independent directors each year.

Raytech Holding has relied on and intends to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

If Raytech Holding cannot continue to satisfy the continuous listing requirements and other rules of the Nasdaq Capital Market, although Raytech Holding is exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of Raytech Holding’s securities and your ability to sell them.

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

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on Raytech Holding’s current and expected income and assets (taking into account the cash proceeds and the market capitalization following the IPO), Raytech Holding does not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether Raytech Holding is or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of Raytech Holding’s income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with Raytech Holding’s conclusion or that the IRS would not successfully challenge Raytech Holding’s position. Fluctuations in the market price of Raytech Holding’s Ordinary Shares may cause Raytech Holding to become a PFIC for the current or subsequent taxable years because the value of Raytech Holding’s assets for the purpose of the asset test may be determined by reference to the market price of Raytech Holding’s Ordinary Shares. The composition of Raytech Holding’s income and assets may also be affected by how, and how quickly, it uses its liquid assets and the cash raised in the IPO. If Raytech Holding were to be or become a PFIC for any taxable year during which a U.S. Holder holds Raytech Holding’s Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements and increased U.S. federal income tax liability. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. For a more detailed discussion of the application of the PFIC rules to Raytech Holding and the consequences to U.S. taxpayers if Raytech Holding were or are determined to be a PFIC, see “Taxation— Passive Foreign Investment Company.” beginning on page 86 of this Annual Report.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Pure Beauty was incorporated under the laws of Hong Kong with limited liability on April 15, 2013 and Raytech Holding’s Chairman and CEO, Mr. Ching is the founder. In order to prepare for the IPO of the Company, a series of restructuring actions have been taken. In June 2022, Raytech Holding was incorporated under the laws of the British Virgin Islands with the sole purpose being a holding company of Pure Beauty. Upon incorporation, Raytech Holding issued 100 ordinary shares, par value $1.00 per share, to its founders, including Mr. Ching (90 shares) and other minority shareholders (collectively 10 shares) at $1.00 per share. In August 2022, Mr. Ching, as the sole member of Pure Beauty, transferred all outstanding 10,000 shares of Pure Beauty held by him to Raytech Holding, in conjunction with which, Pure Beauty issued additional 790,000 shares to Raytech Holding; resulting in Raytech Holding being the parent company of Pure Beauty, holding a total of 800,000 shares in Pure Beauty. In September 2022, Mr. Ching subsequently transferred 5 shares of Raytech Holding to APTC Holdings Limited, a British Virgin Islands company, and 5 shares of Raytech Holding to Mr. Ling Chun Yin, a director of Raytech Holding and the Assistant to CEO of Pure Beauty at $1.00 per share.

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

On May 17, 2024, we consummated the IPO of 1,500,000 Ordinary Shares (the “IPO Shares”). The Company completed the IPO on a firm commitment basis pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-275197) (the “F-1”), filed with the Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on May 13, 2024. The IPO Shares were priced at a price of $4.00 per share. The Company has also granted the underwriters a 45-day option to purchase up to an additional 225,000 Ordinary Shares to cover over-allotments, if any (the “Over-Allotment Option”). The Ordinary Shares were approved for listing on The Nasdaq Capital Market on May 13, 2024 and commenced trading under the symbol “RAY” on May 15, 2024.

On July 5, 2024, upon the underwriters’ partial exercise of the Over-Allotment Option, the Company sold 113,083 Ordinary Shares at a price of $4.00 per share accordingly. As a result, the Company has raised gross proceeds of $6,452,332 in the IPO, including the exercise of the Over-Allotment Option, before deducting underwriting discounts and offering expenses.

On May 6, 2025, the Company established a new, directly wholly-owned subsidiary, Raytech Innovation Limited (or “Raytech Innovation”), incorporated in Hong Kong. As of the date of this annual report, Raytech Innovation Limited has not commenced operations and has no assets.

On June 30, 2025, the Company’s registration statement on Form F-1 (SEC File No. 333-287842) relating to a follow-on offering (the “Follow-On Offering”) of up to 25,985,000 Ordinary Shares was declared effective by the SEC. On July 1, 2025, the Follow-On Offering was closed with 25,985,000 Ordinary Shares issued at a public offering price of $0.20 per ordinary share.

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

Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries

Raytech Holding is permitted under the laws of British Virgin Islands to provide funding to its subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. There are no restrictions or limitation on Raytech Holding’s ability to distribute earnings from its businesses, including subsidiaries, to the U.S. investors.

Our equity structure is a direct holding structure, that is, the overseas entity listed in the U.S., Raytech Holding, directly holds 100% of shares of Pure Beauty, Raytech Holding’s Hong Kong operating entity, and 100% of shares of Raytech Innovation, Raytech Holding’s Hong Kong subsidiary that has not commenced operations and has no assets. Cash is transferred through our organization in the following manner: (i) funds may be transferred from Raytech Holding, the holding company incorporated in the British Virgin Islands to Pure Beauty or Raytech Innovation in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Pure Beauty or Raytech Innovation to Raytech Holding. Each of Pure Beauty or Raytech Innovation is permitted under the laws of Hong Kong to provide funding to Raytech Holding through dividend distribution without restrictions on the amount of the funds or restrictions on foreign exchange. If Raytech Holding intends to distribute dividends to its shareholders, it will depend on payment of dividends from Pure Beauty or Raytech Innovation to Raytech Holding in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by Raytech Holding to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. If Pure Beauty or Raytech Innovation incurs debt on its own in the future, the instruments governing such debt may restrict Pure Beauty’s or Raytech Innovation’s ability to pay dividends, make distribution or transfer funds to Raytech Holding. Subject to the BVI Act and our amended and restated memorandum and articles of association, Raytech Holding’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of Raytech Holding’s assets will exceed its liabilities and Raytech Holding will be able to pay its debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

As of the date of this Annual Report, Pure Beauty has distributed dividends as follows: On December 31, 2021, Pure Beauty declared a per share dividend of HKD155.80 (US$20) to its then sole shareholder, Mr. Ching, which was paid in full in a total amount of HKD1,558,000 (US$198,915) to the shareholder on January 21, 2022. Other than the foregoing, as of the date of this Annual Report, no dividends or distributions have been made to any U.S. investors. Raytech Holding and each of its subsidiaries currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of Raytech Holding’s board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Within our direct holding structure, the cross-border transfer of funds within our corporate Company is legal and compliant with the laws and regulations of the British Virgin Islands and Hong Kong. In the future, cash proceeds from overseas financing activities can be directly transferred to each of the subsidiaries via capital contribution or shareholder loans.

In the reporting periods presented in this Annual Report, no cash and other asset transfers have occurred among the Company and its subsidiaries.

Currently, substantially all of our operations are in Hong Kong. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from Raytech Holding to either of its subsidiaries or from either of its subsidiaries to Raytech Holding and the investors in the U.S.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

See “Dividend Policy” on page 81 and “Risk Factors – Risks Related to Our Corporate Structure – Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements Raytech Holding may have, and any limitation on the ability of its subsidiaries to make payments to Raytech Holding could have a material adverse effect on Raytech Holding’s ability to conduct its business.” on page 16 for more information.

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

Foreign Private Issuer Status

We are incorporated in the British Virgin Islands, and more than 50% of our issued and outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4I under the Exchange Act. As a result, we are not subject to the same reporting requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

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

Corporate Information

Raytech Holding’s principal executive offices are located at Unit 609, 6/F, Nan Fung Commercial Centre, No.19 Lam Lok Street, Kowloon Bay, Hong Kong, and its telephone number is +852 2117 0236. Raytech Holding’s registered office in the British Virgin Islands is at Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands. Raytech Holding maintains a website at www.raytech.com.hk. The information contained in, or accessible from, Raytech Holding’s website or any other website does not constitute a part of this Annual Report.

B. Business Overview

Business Overview

Leveraging our expertise in the personal care electrical appliance industry, we aim to promote consumer lifestyles and drive the awareness of personal grooming. Through Raytech Holding’s wholly-owned subsidiaries in Hong Kong, we principally engage in the sourcing and wholesaling of personal care electrical appliances for international brand owners. We also provide product design and development collaboration as a value-added service for our customers. Our current customers focus on marketing their personal care electrical appliances products mainly in Japan. Commencing our operation in 2013, we have accumulated over 10 years of experience in the industry.

Our Products

Over years of operation, we have sourced and wholesaled a wide range of personal care electrical appliances, which can be broadly classified into six major categories: (i) hair styling series, including hair dryer, hair straightener and curling iron; (ii) trimmer series, including facial shaver, nose trimmer and eyebrow trimmer; (iii) eyelash curler; (iv) nail care series; (v) tooling and (vi) other personal care appliances such as body and facial brush, reset brush, callus remover, sonic peeling, handy fan and others. In particular, along with product design and development collaboration, we specialize in sourcing and wholesaling hair dryers within our hair styling series which primarily include salon-type hair protection and styling functions or compact design for travel.

Hair styling series:

Our sales of hair styling series constituted 62%, 48% and 48% of our total revenue for the years ended March 31, 2023, 2024 and 2025, respectively. Approximately 44%, 37% and 25% of our sale of hair styling series for the years ended March 31, 2023, 2024 and 2025, respectively, was derived from the sale of hair dryers.

Major features of the salon-styled hair dryers that we have designed include:

Negative ion technology	Help eliminate frizzy hair

Scirocco fan	Allows to thoroughly dry hair from the roots

Removable filter	Washable for easy daily cleaning and detachable for preventing dust and hair from blocking the blades

Compact size and lightweight	Handy for travel and home use

Our sales of hair straighteners represented 36%, 43% and 41% of our sales of hair styling series for the years ended March 31, 2023, 2024 and 2025, respectively. We have focused on designing hair straighteners in compact size with quick USB charging for travel and home use.

Trimmer series:

Designed with compact size and equipped with 2-way head and face shaver and nose hair trimmer on each side, washable components, the 2-in-1 face shaver and nose trimmer sets are more popular than the face shaver and nose trimmer as two separate products.

For the years ended March 31, 2023, 2024 and 2025, 19%, 34% and 43% of our revenue related to the sale of the trimmer series. Approximately 32%, 15% and 12% of our trimmer series sold in the years ended March 31, 2023, 2024 and 2025, respectively, were 2-in-1 face shaver and nose trimmer sets.

During the year ended March 31, 2024, we launched men shaver, women’s epilator shaver and foil shaver. Men shaver is USB and alternating current (AC) rechargeable, features with handy and waterproof design and can be used in bath. Women’s epilator shaver is battery operated facial care kit for epilation, cleansing, trimming and revitalization. This facial care set is waterproof designed and can be used for wet and dry use. Foil shaver offers advanced 3-stage cutting system, quiet and less vibration motor, close contact around the chin, jaw and neck and waterproof design.

During the year ended March 31, 2024, the sale of men shaver, women’s epilator shaver and foil shaver contributed 11%, 13% and 27%, respectively, to the total revenue of trimmer series. During the year ended March 31, 2025, the sale of men shaver, women’s epilator shaver and foil shaver contributed 7%, 6% and 47%, respectively, to the total revenue of trimmer series.

Eyelash curler series:

Our eyelash curler is designed with 2-way comb either to increase the eyelash volume or to enhance panoramic appearance. The professionally-designed curved comb brush head fits the curve of upper and lower eyelashes to create natural curls. We generated approximately 3%, 1% and 1% of our revenue from this series for the years ended March 31, 2023, 2024 and 2025, respectively.

Nail care series:

Our nail care series consists of an electrical nail polisher. This series contributed 3%, 2% and 2%, respectively, to our total revenue for the years ended March 31, 2023, 2024 and 2025.

Other personal care appliance series:

Our other personal care appliance series comprises reset brush, callus removers, body and facial brush, sonic peeling, handy fan and others.

We generated approximately 7%, 5% and 3% of our total revenue from this series for the years ended March 31, 2023, 2024 and 2025, respectively. The reset brush represented 55%, 65% and 27% of the sales of our other personal care appliance series for the years ended March 31, 2023, 2024 and 2025, respectively.

Product Sourcing and Wholesaling

We are experienced in design and development in the personal care electrical appliance industry. Our research and development team consists of 2 full-time employees with at least 16 years of industry experience in electrical appliances engineering and supply chain management, in the aggregate. We serve our customers through sourcing or arranging the production process of personal care electrical appliance products to the manufacturers. Besides leveraging our strong design and development capabilities and our experience in anticipating consumer preference, we are able to provide technical recommendations and solutions to or assist our customers in the design and development of the personal care electrical appliance products that meet the needs of our customers. Riding on our extensive experience and product development capability, we continue to expand and strengthen our market position.

Our product sourcing service is summarized as follows: our sales and marketing team first receives an order from a customer who requests our expertise to examine and advise on the design and manufacturing feasibility of a product sample or design prototype of a product prepared by the customer. We forward the sample or design prototype to a manufacturer who performs a feasibility assessment of the design, specification, materials required, type of engineering and required technology and packaging of the product sample or design prototype provided by the customer. As an auxiliary service, we may suggest modifications to the design, specification, materials to be used, technology and packaging to the customer, or as requested by our customer, may jointly design and develop the products with our customer based on the requirement, standard and narrative of our customer. Upon the completion of the assessment and receipt of acceptance of the modifications from the customer, our marketing and operation team provides a price quotation to the customer. Once the quotation is accepted by the customer, we forward the finalized design, specification and customer’s requests to the manufacturer and arrange a manufacturing schedule for producing a sample at the manufacturer’s facility. The manufacturer performs an initial evaluation and quality testing on the sample of the finished product. We then provide the tested sample of the finished product to our customer. Upon the acceptance of the sample of the finished product by the customer’s quality control team, we will arrange a manufacturing schedule with the manufacturer for mass production. After the mass production is completed, our shipping team confirms the shipping destination with our customer, arranges the shipping documents and forwards the instructions to the manufacturer who fulfills the shipment of the finished product to the customer’s destination as instructed.

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

We sell our personal care electrical appliances products wholesale to our customers. As the design, prototype, specification of the personal care electrical appliances and the respective packaging, are developed under the narratives, requirements and standards of our customers, the patents of such design and product prototype are owned by our customers.

Our Customers

Our customers are brand owners of personal care electrical appliances including, (i) Koizumi Seiki Corp., one of the top 10 sellers in terms of retail volume in the personal care electrical appliance market in Japan as stated in “Personal Care Appliances in Japan” by Euromonitor International in December 2023; (ii) another customer, a U.S. home appliance manufacturer. For the years ended March 31, 2023, 2024 and 2025, we generated 91.3%, 74.1% and 64.0% of our total revenue, respectively, from Koizumi Seiki Corp. We maintain long-term business relationships with our customers. Leveraging our experience and expertise in the personal care electrical appliances industry, we believe we are well positioned to maintain our relationships with our current customers, and explore our market share in the U.S., Europe and Asia in the near future.

Collaborating Manufacturers

We have forged long-term relationships with manufacturers specializing in producing personal care electrical appliances for international brand owners who market their personal care electrical appliances globally. When selecting and evaluating manufacturers, we consider a number of business factors such as cost, quality and on-time delivery. Our collaborating manufacturers implemented applicable systems which meets the international or local standards requiring high levels of quality and safety requirements.

Our major collaborating manufacturers include: (i) Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. (“Zhongshan Raytech”), a mainland China-based corporation controlled by our founder, Chairman and CEO, Mr. Ching Tim Hoi, and (ii) Zhongshan Leimi Electrical Appliances Company Limited (“Zhongshan Leimi”), a mainland China-based corporation.

For the year ended March 31, 2023, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 83.1% and 10.4%, respectively, of the total purchases of the Company.

For the year ended March 31, 2024, payments to each of Zhongshan Raytech accounted for 88.5%, of the total purchases of the Company.

For the year ended March 31, 2025, payments to Zhongshan Raytech accounted for 88.2% of the total purchases of the Company. The factories operated by our major collaborating manufacturers are located in Zhongshan, Guangdong Province, PRC. The manufacturers have run a well-established supply chain process, particularly the procurement of materials and components and manufacturer selection.

The factories operated by our major collaborating manufacturers are located in Zhongshan, Guangdong Province, PRC. The manufacturers have run a well-established supply chain process, particularly the procurement of materials and components and manufacturer selection.

Zhongshan Raytech obtained certifications for its quality management system, environmental management system and occupational safety system under the standards of China Quality Certification Center (“CQC”), which is based in Beijing, PRC and is under control of the China Certification & Inspection Group, which is approved by the State General Administration for Quality Supervision and Inspection and Quarantine and the Certification and Accreditation Administration of the mainland China of the PRC. CQC is a member of IQNet Association, an international certification entity in Switzerland formed by more than 30 certification entities in major countries and those members implemented domestic standards which mirror equivalent standards established by International Organization for Standardization (“ISO”). Zhongshan Raytech obtained the following certifications issued by CQC as of March 31, 2025.

CQC Standard and equivalent ISO standard	Type of standard *	Date of issuance, renewal and expiration	Certificate number	ISO criteria that an organization is required to meet *
GB/T 19001-2016 (ISO9001:2015)	Quality management system	Date of initial issuance: December 24, 2018 Date of renewal: December 20, 2024 Date of expiration: December 23, 2027	00124Q311007R2M/4400

An organization needs to demonstrate it had:

the ability to consistently provide products and services that meet customer and applicable statutory and regulatory requirements;

●     facilitating opportunities to enhance customer satisfaction;

●     addressing risks and opportunities associated with its context and objectives;

●     the ability to demonstrate conformity to specified quality management system requirements.

GB/T 24001-2016 (ISO14001:2015)	Environmental management system	Date of initial issuance: March 1, 2019 Date of renewal: December 20, 2024 Date of expiration: February 28, 2028	00124E35214R2M/4400

An organization established, maintained and improved an environmental management system and assured itself of conformity with its stated environmental policy. It is required to demonstrate it had:

●     enhancement of environmental performance;

●     fulfilment of compliance obligations;

●     achievement of environmental objectives.

GB/T 45001-2020 (ISO45001:2018)	Occupational health and safety (“OH&S”) management system	Date of initial issuance: January 2, 2019 Date of renewal: December 20, 2024 Date of expiration: January 1, 2028	00124S34130R2M/4400

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

Market and Industry Overview

Industry Overview

Personal care appliances are now integral to daily life. By combining advanced electronics with ergonomic design, these devices deliver efficient personal care and well-being routines with enhanced convenience and comfort. As a key sub-category within the broader small home appliance market, personal care appliances are primarily used for hygiene, health maintenance, and personal grooming.

Major product categories include electric shavers, hair dryers, electric toothbrushes, hair clippers, trimmers, epilators, hair stylers, massagers, and oral irrigators. While household cleaning appliances currently dominate the small appliance market in terms of market share, personal care appliances represent a smaller—yet rapidly growing—segment. As consumers become more willing to invest in refined and personalized self-care routines, the personal care appliance segment is expected to enter a period of robust growth.

Market Overview

The global personal care appliance market is rapidly expanding and dynamic. In recent years, the industry has maintained steady growth, and the ongoing recovery of the global economy is expected to create a favorable environment for further development. Key drivers of market expansion include rising consumer demand for enhanced personal appearance, the continued growth of e-commerce, and technological advancements such as artificial intelligence, all of which are contributing to the acceleration of global market growth.

In 2024, the global personal care appliance market was valued at approximately US$22.9 billion. It is projected to reach US$39.4 billion by 2029, reflecting strong and sustained growth momentum.

Source: Flash-Stone Consulting

From a regional perspective, the Asia-Pacific region constitutes one of the largest and fastest-growing markets for personal care appliances globally. Within the region, China, India, and Japan are among the primary growth engines. China benefits from a vast consumer base and a rapidly expanding middle class, both of which continue to drive robust demand for personal care appliances. In addition, China serves as a major global manufacturing hub for the industry, supported by a comprehensive and mature industrial and supply chain infrastructure.

India, characterized by its large population, youthful demographics, and accelerating urbanization, is witnessing a rapid release of demand in the personal care appliance segment. Japan, with its deeply rooted cultural emphasis on beauty and grooming, exhibits high consumer awareness and strong adoption of advanced personal care technologies. The country is a leader in product innovation and application in categories such as beauty devices and hair care tools, with domestic brands demonstrating strong competitiveness in both local and international markets.

North America also represents a significant share of the global market, with the United States standing out due to consumers’ heightened attention to personal grooming and high purchasing power. The region shows strong demand for premium, intelligent, and technology-integrated personal care products, supported by a mature consumer base with a strong propensity to spend.

The sustained growth of the global personal care appliance industry is underpinned by a structural shift driven by multiple factors, including socioeconomic development, evolving consumer behavior, and the expanding influence of social media platforms.

Socioeconomic Factors. Continued global economic expansion has led to higher levels of disposable income, enabling consumers to increase spending on non-essential categories such as personal care appliances. As incomes rise, so does the preference for products with superior quality, enhanced functionality, and advanced technology. In the context of consumer upgrading, buyers are increasingly prioritizing product design, performance, brand reputation, and smart features over basic utility. As a result, the personal care appliance sector is undergoing a transition toward premiumization, intelligence, and diversification.

Shifting Consumer Behavior. Growing social emphasis on personal image, appearance, and self-expression is also a key factor fueling demand. Consumers are placing greater importance on grooming and wellness, and are willing to invest both time and financial resources into enhancing their overall look and well-being. Concurrently, rising health consciousness is driving interest in specialized personal care categories. For example, electric toothbrushes and oral irrigators offer more effective dental hygiene solutions and are perceived as essential for oral health maintenance. Similarly, beauty devices designed for skincare are gaining widespread popularity due to their ability to improve skin texture and appearance.

Impact of Social Media. The proliferation of social media platforms has significantly reshaped consumer purchasing behavior. Product demonstrations, reviews, and user-generated content can be disseminated rapidly and widely, influencing awareness and driving conversion. In addition, social media has become an increasingly critical channel for brands to engage directly with consumers—facilitating product promotion, community building, feedback collection, and brand loyalty. This dynamic interaction between brands and consumers enhances market penetration and accelerates product adoption.

Industry Development Trends

Expanding Product Diversification. The personal care appliance market is experiencing rapid diversification as consumer expectations become more sophisticated. This trend reflects a broader demand for personalization and quality, as well as continued advancements in product design and technological innovation.

In the oral care segment, the market has evolved beyond electric toothbrushes and oral irrigators to include emerging products such as dental polishers and whitening devices that address advanced oral hygiene needs, such as deep interdental cleaning and cosmetic whitening. Hair care appliances have also diversified—from basic hair dryers and clippers to specialized tools like straighteners, curling irons, and scalp massagers, many of which feature hair-protective technologies. Innovation is also accelerating in categories such as epilators, eyebrow trimmers, and massagers. For example, next-generation IPL (Intense Pulsed Light) technology has enhanced the efficacy and comfort of at-home hair removal solutions.

Portability has become a key design consideration, particularly for consumers who travel frequently. Compact and lightweight products—such as mini electric toothbrushes, travel hair dryers, and portable beauty devices—are increasingly equipped with features such as fast charging and long battery life, offering added convenience without compromising performance.

Multi-Functionality and Product Integration. Consumers are placing greater emphasis on value-added functionality, driving demand for products that combine multiple personal care benefits. Increasingly, personal care devices are expected to provide not only basic hygiene and grooming functions but also deliver enhanced beauty and wellness outcomes.

For example, next-generation hair dryers now incorporate ionization technologies—such as negative ions or water ions—that help smooth hair and enhance shine, in addition to drying efficiency. Multi-functional beauty devices that integrate cleansing, massage, and serum absorption capabilities are gaining popularity. Similarly, all-in-one male grooming kits offering shaving, trimming, and facial cleansing functions are emerging as convenient, comprehensive solutions that support an end-to-end grooming experience.

Rise of Social-Driven Marketing and Omnichannel Distribution. The proliferation of social media and digital platforms has fundamentally reshaped how personal care appliances are marketed and distributed. Social-driven marketing strategies and omnichannel sales models are becoming increasingly central to brand growth.

Platforms such as Instagram, Facebook, and other content-sharing sites serve as key venues for product discovery and engagement. Brands leverage visually compelling content, expert reviews, and influencer partnerships to showcase product features and use cases. User-generated content—such as before-and-after results using electric toothbrushes or beauty devices—adds authenticity and can significantly influence purchasing decisions.

In parallel, short-form video platforms and livestream commerce have emerged as powerful sales channels. Through collaborations with key opinion leaders (KOLs) and online influencers, brands can deliver dynamic product demonstrations, real-time usage tutorials, and interactive Q&A sessions that enhance consumer engagement and drive conversion.

Offline retail remains an integral component of the sales ecosystem, particularly for premium brands. Companies continue to partner with large-format retailers, supermarkets, and appliance chains to improve in-store merchandising and consumer touchpoints. In addition, some high-end personal care brands have established dedicated offline experience stores that allow consumers to try products such as beauty devices and massagers firsthand. These stores also provide personalized consultations and after-sales support, helping to reinforce brand image, elevate customer experience, and strengthen consumer loyalty.

Competitive Landscape

Personal care appliances have become an essential component of modern consumer lifestyles, contributing to rapid industry growth in recent years. With a sizable and expanding addressable market, the sector has attracted a growing number of entrants, particularly among emerging companies. As a result, the industry remains relatively fragmented, with a majority of participants being small to mid-sized enterprises.

Global market leadership remains concentrated among several well-established multinational brands that leverage competitive advantages in technology, brand equity, and distribution networks. Key players include Procter & Gamble, Koninklijke Philips N.V., Panasonic Corporation, and Dyson Limited. At the same time, emerging brands such as yoose, deerma, and gaabor have gained visibility in niche categories through differentiated product offerings and innovation-led strategies.

In Japan, brands such as Panasonic, Philips, Braun, Hitachi, and Sharp maintain leading market positions. Among these, Panasonic, Philips, and Braun have achieved sustained success through strong brand recognition, technological leadership, and comprehensive product portfolios.

Key Market Characteristics

Expanding Premium Segment Amid Intensifying Competition. Driven by increasing demand for convenience, innovation, and wellness, the personal care appliance market is trending toward premiumization. As production costs rise and consumers become more selective, purchasing behavior is shifting toward high-end, durable, and design-oriented brands. Consumers are also placing greater value on sustainability and product longevity. This transition to premium offerings has intensified competition, particularly within the upper-end segment of the market.

Category Specialization as a Differentiation Strategy. Personal care appliances are increasingly seen as lifestyle enhancers, valued for their functionality, design, and ease of use. Regional preferences vary, creating opportunities for product differentiation.

In the Asia-Pacific region, demand is strongest in facial beauty devices and massagers. This trend is supported by a large and growing middle class, especially in China, Japan, and South Korea, and by cultural factors such as widespread appearance-related anxiety among East Asian consumers. The demand for facial devices is sensitive to macroeconomic fluctuations, prompting companies to cultivate consumer habits and brand loyalty. Tailored skincare features that address regional needs are critical for sustainable growth in this market.

In North America and Europe, hair dryers represent the most widely adopted product type, supported by mature consumer behaviors and diversified usage scenarios. Consumers in these regions emphasize both daily hair care and personal styling, favoring a wide range of hair appliances that combine functionality with aesthetic results.

Innovation as a Core Competitive Driver. Product innovation remains central to competition in the personal care appliance industry. As consumer expectations evolve, companies are prioritizing R&D investment to deliver new technologies and differentiated features. Key innovation areas include smart sensing, app connectivity, automated control, and the use of advanced materials and manufacturing processes. These capabilities are increasingly essential to meet consumer demand for efficient, personalized, and connected grooming experiences.

Major Industry Participants

The personal care appliance industry comprises a broad range of competitors. Select leading companies include:

No.	Company	Overview
1	Procter & Gamble	A globally recognized consumer products company, P&G owns leading personal care appliance brands such as Oral-B. With extensive distribution networks, strong brand equity, and a focus on continuous innovation, the company maintains a strong presence in North America and Europe
2	Koninklijke Philips N.V.	A global leader in personal care technology, Philips offers a broad portfolio of electric shavers, beauty devices, and hair dryers. Known for its high-quality products and technical expertise, Philips holds a strong market position in both Europe and Asia
3	Panasonic Corporation	One of Japan’s largest electronics manufacturers, Panasonic combines robust R&D capabilities with long-standing brand credibility. Its personal care product lines—such as electric toothbrushes, shavers, and beauty devices—are widely distributed across Asia and globally
4	Dyson Limited	A UK-based company known for disruptive design and engineering, Dyson has quickly established a presence in the high-end segment through products such as its Supersonic hair dryer. Despite its relatively recent entry, Dyson has become a key player in the global premium personal care market
5	Conair Corporation	A U.S.-based company specializing in hair care appliances, including hair dryers and curling irons. Through continuous product upgrades, innovation, and strong retail partnerships, Conair maintains a significant market share in North America
6	Shark Ninja Operating LLC	Known for its Shark brand in home appliances, Shark Ninja has expanded into personal care with a growing line of innovative products. The company continues to gain market share through product development and brand extension
7	Spectrum Brands, Inc.	Owner of multiple household brands including Remington, Spectrum Brands offers an extensive portfolio of grooming and styling devices. The company maintains a solid presence in North America and Europe, supported by steady product innovation and geographic expansion

Competitive Strengths

We possess certain attributes that differentiate us as a personal care electronic appliance provider from Hong Kong. Our key competitive strengths include:

We have a strong presence in the personal care electrical appliances industry with a 10-year operating history and emphasis on hair styling products

We believe that we have built up a strong reputation in the personal care electrical appliances industry as a result of our approximately 11-year operating history and our establishment in the industry. For example, in October 2017 and in April 2019, our founder, Mr. Ching, was featured twice by the HKEAIA Express Magazine, an official publication of the Hong Kong Electrical Appliance Industries Association, for his decades of experience in the electrical appliance industries. We believe our reputation has attracted various renowned brand owners which became our major customers.

Our research and development expertise has allowed us to further develop a new variety of personal care electronic products for our customers and establish strong relationships with our customers.

Led by a management team with an aggregate of 30 years of research, development and operation experience in the industry, our Company’s business growth has been driven by our research and development efforts in satisfying various needs of our customers.

We work closely with our customers in product design and development. We believe that by engaging meetings with our customers and obtaining feedbacks from our customers, we are able to gain a deeper understanding of our customers’ requirements and develop desirable products that satisfy our customers’ needs. As such, we have established strong relationship with our customers. We believe that our Company is positioned to secure more orders from our existing customers and attract new customers to expand our customer base, due in part to our close working relationships with them.

We have a quality control system, which allows us to deliver high quality products and maintain market reputation

We place great emphasis on high quality products and hence, we have implemented a stringent quality control system. Our quality control measures are to make sure our collaborated manufacturers in compliance with the quality standard required by our customers and ensure that our products are delivered with consistent, reliable, safe and high-quality standards such as those established by International Organization for Standardization (“ISO”). We also place great emphasis on the safety of our products. Our products meet the safety requirements from our customers and all applicable international safety standards of destinations where our products are shipped to, such as the JET Certification Scheme provided by the Japan Electrical Safety and Environment Technology Laboratories. Our customers are international renowned brand owners of hair styling products and personal care electronic appliance products which have stringent requirements for our products to meet various quality and safety standards. Given that we have a long business relationship with these customers, we believe that our products are of high quality and capable of being sold in the high-end market and able to continue to strengthen our position as a design office for international brand owners in the long run.

We have a strong and experienced management team with strong commitment to deliver high quality products.

Our success and growth are substantially attributable to the strong commitment of our executive Directors and senior management team to deliver high quality products to our customers. Our founder, Mr. Ching Tim Hoi, executive Director and Shareholder has over 30 years of experience in the personal care and lifestyle electrical appliances industry. Mr. Ching is primarily responsible for formulating the overall sales and marketing strategies, business development and making major decisions of our Company. Since the establishment of Pure Beauty, Mr. Ching has contributed to our Company consistently and continuously with his insight in product design, his dedication on quality control of our products and his skills in departmental management. For the senior management of our Company, most of them have worked in our Company for over 10 years and have extensive experience in the personal care and lifestyle electrical appliances industry. Leveraging the foresight and in-depth industry knowledge of our directors and senior management team, our Company has been able to formulate sound business strategies, assess and manage risks, anticipate changes in consumer preferences, and capture market opportunities. For details of our executive Directors and senior management, please refer to the section entitled “Management” of this document.

We believe that the vision, experience, market awareness, in-depth knowledge in the personal care and lifestyle electrical appliances industry of our Directors and senior management team have been pivotal to the success of our business and our ability to continue to explore new business opportunities and strengthen our position in the market.

Growth Strategy

Our goal is to become a leading product design and development office in personal care and lifestyle electrical appliances industry in Asia. To achieve this goal, we plan to adopt the following plans and strategies:

●	explore new product lines;

●	continue to expand our men’s personal care and hair care and styling product lines. For instance, shavers and electric hair brush

●	broaden sales through providing technical expertise to the potential and new customers in personal care electrical appliance market; and

●	approach customers who sell and market their personal care electrical appliances in Europe, the US and other Asia markets.

Expansion of market

We seek to expand our customer base, geographic presence and improve our local connection with them. We intend to expand our business from Hong Kong to the U.S., Europe and Asia markets. We have currently only conducted limited market studies of these other markets, but have not started any marketing or sales initiatives for these markets.

We plan to increase our investments in sales and marketing function, in particular the U.S., Europe and Asia market to cope with our business expansion plan, our Company’s sales and marketing activities mainly included handling purchase orders received from our customers, coordinating with our manufacturers which have their production teams for execution of purchase orders, communicating with our customers on their requests and feedbacks exploring with them the potential business opportunities. We believe that one of our keys to success is to achieve customer satisfaction by, among others, demonstrating to our customers that their purchase orders are closely monitored and their requests and feedbacks are timely handled through our delegated sales and marketing team. This helps us to retain our customers and gain more orders from them. Our management identified a need to allocate resources to actively promote our aforesaid strengths with a view to attracting potential customers to approach us for our products and services.

Recruit, Retain and Develop Employees

We will continue hiring highly qualified and experienced staff in the field. In order to expand and grow our business, we must continuously recruit and attract talented employees not only in the sales and marketing side to acquire new customers, but also the operational staff to manage the interface with the production and manufacturing side. We believe that becoming a publicly traded company will enhance our reputation and will attract more talented people to join us.

Competition

The personal care electrical appliance market is relatively fragmented subject to macro-economic cycles and the entry of new competitors. We are directly competing with other design and development offices in the industry and also with manufacturers who are located in South Asia.

The majority of our revenue was derived from sales to the Japanese consumer market. We anticipate that customer demand for our Company’s personal care electrical appliances going forward will be primarily affected by the demand and performance of Japan. However, our targeted customer markets are expected to maintain a stable growth.

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

Intellectual Property

We currently do not own any trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property. Regardless of the type of services, as the design, prototype, specification of the personal care electrical appliances and the respective packaging are developed under the narratives, requirements and standards of our customers, the patents of such design and product prototype are owned by our customers.

As of the date of this annual report, we have been using certain trademarks in Pure Beauty’s daily business operations which are currently registered in Japan and owned by Mr. Ching (the “Japan Pure Beauty Trademarks”). On August 1, 2021, a trademark license agreement was entered into between us and Mr. Ching (the “Japan Trademark License Agreement”), pursuant to which Mr. Ching agreed to irrevocably and unconditionally grant us, our subsidiaries and branches an exclusive license to use the Japan Pure Beauty Trademarks on a royalty-free basis, for 10 years commencing from the date of the Japan Trademark License Agreement. See “Risk Factors – Risks Related to Our Business – We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations” on page 10 of this annual report for more information.

Patent

We do not retain the patent of the finished products we sourced to manufacturers and designed or developed with our customers. Such patents belong to our customers who hired us for the design and development of such products.

Domain

Pure Beauty Manufacturing Company Limited registered the domain name of “www.raytech.com.hk”.

Employees

As of March 31, 2025, we have 6 employees. No employees are represented by a labor union, and we believe that we have good relations with our employees.

Facilities

Our principal executive office is 1,343 square feet leased property located at Unit 609, 6/F, Nan Fung Commercial Centre, 19 Lam Lok Street, Kowloon Bay, Hong Kong. Pursuant to the Lease Agreement, the lease term is one year, from April 1, 2025 to March 31, 2026 and the monthly rent is HKD25,000 (US$3,213). We believe our current offices are sufficient for the operation of our business.

The operating lease expenses amounted to HKD300,000 (US$38,560) for both the years ended March 31, 2024 and 2025.

Legal Proceedings

We and our subsidiaries are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Governmental Regulations

Our operations are subject to numerous laws of Hong Kong and regulations in a number of areas including, but not limited to, areas of labor and employment, immigration, advertising, e-commerce, tax, import and export requirements, data privacy requirements, anti-competition, and environmental, health, and safety. We believe that, as of the date of this annual report, we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business and to the best of our knowledge, no license, permission or approval has been denied.

The following table provides details on the licenses, permissions or approvals held by Raytech Holding’s Hong Kong subsidiaries.

Entities	License/permit/approval	Issuing authority	Commencement date	Expiry date
Pure Beauty	Business Registration Certificate	Inland Revenue Department	April 15, 2025	April 14, 2026
Raytech Innovation	Business Registration Certificate	Inland Revenue Department	May 6, 2025	May 5, 2026

Regulations Related to our Business Operations in Hong Kong

Pure Beauty is Raytech Holding’s wholly-owned subsidiary established in Hong Kong through which Raytech Holding conducts its operations. As of the date of this Annual Report, there was no statutory or mandatory licensing and qualification system in Hong Kong governing the design, development and sourcing of personal care electrical appliances.

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

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request corrections of any data they consider to be inaccurate.

The PDPO criminalizes certain violations, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, because of a contravention of the PDPO in relation to his or her personal data, may seek compensation from the data user concerned.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment.

The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such an employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 (approximately $12,900,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme within the first 60 days of employment. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes the requirement of enrolling eligible employees in a registered MPF Scheme or the requirement of paying mandatory contributions to the MPF Schemes commits a criminal offence and is liable on conviction to a fine and imprisonment.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), or the MWO

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) provides for a prescribed minimum hourly wage rate (currently at HK$42.1 per hour) during the wage period for every employee engaged under a contract of employment under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

Failure to pay minimum wage amounts to a breach of the wage provisions under EO. An employer who willfully and without reasonable excuse fails to pay wages to an employee when it becomes due commits a criminal offence and is liable on conviction to a fine and imprisonment.

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

Tortious Duty Under Common Law

Apart from contractual liability, under common law, manufacturers, distributors and retailers of products also owe a duty of care to consumers and may be liable for damage resulting from defects in goods caused by their negligent acts or for any fraudulent misrepresentation made in the distributing and selling of goods. Where a manufacturer, distributor or retailer knows or reasonably believes that the products may be defective, he may have to cease to supply such goods and to give warning and instructions to persons to whom the products are supplied. Any person who undertakes to design, import or supply a product, and who negligently performs his work and causes damage to another person or property, will also attract civil liability.

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

D. Plant and Equipment

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

Over years of operation, we have sourced and wholesaled a wide range of personal care electrical appliances, which can be broadly classified into six major categories: (i) hair styling series, including hair dryer, hair straightener and curling iron; (ii) trimmer series, including facial shaver, nose trimmer and eyebrow trimmers; (iii) eyelash curler; (iv) nail care series; and (v) other personal care series, including facial brushes, electric cosmetic brush cleaners, callus removers, sonic peeling and others; and (vi) tooling. In particular, along with product design and development collaboration, we specialize in sourcing and wholesaling hair dryers within our hair styling series which primarily include salon-type hair protection and styling functions or compact design for travel.

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

Since our inception, our business has generated continuous growth in revenues and profits. Our revenue increased from HKD66,972,301 for the year ended March 31, 2024 to HKD78,739,564 (US$10,120,897) for the year ended March 31, 2025, representing an increase of 17.6%. Our net income decreased from HKD9,936,794 for the year ended March 31, 2024 to HKD8,268,367 (US$1,062,786) for the year ended March 31, 2025, representing a decrease of 16.8%.

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

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the SEC.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All inter-company transactions have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of plant and equipment, the recoverability of long-lived assets and implicit interest rate of operating leases. Actual results could differ from those estimates.

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

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HKD into US$ as of and for the year ended March 31, 2025 is solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.7799, as published in H.10 statistical release of the United States Federal Reserve Board.

Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities of less than three months and are unrestricted as to withdrawal or use. As of March 31, 2024 and 2025, the Company had HKD35,885,666 and HKD84,850,995 (US$10,906,438) in cash and cash equivalents, respectively. The Company maintains its bank accounts in Hong Kong.

Accounts receivable and allowance for expected credit losses accounts

Accounts receivables, net are stated at the original amount less an allowance for expected credit loss on such receivables.

The Company make estimates of expected credit and collectability trends for the allowance for credit losses and allowance for unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against the allowance for expected credit losses accounts after management has determined that the likelihood of collection is not probable.

Allowance for expected credit losses accounts was nil and nil as of March 31, 2024 and 2025, respectively.

Merchandise inventories, net

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of March 31, 2024 and 2025, no merchandise inventory reserve was recorded because no slow-moving, obsolete, or damaged merchandise inventory was identified, respectively.

Prepayments

Prepayments primarily consist of prepaid expenses. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of March 31, 2024 and 2025, no allowance was deemed necessary.

Deferred initial public offering (“IPO”) costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. During the year ended March 31, 2025, the Company recorded nil related to the IPO. As of March 31, 2024 and 2025, the accumulated deferred IPO costs were HKD5,252,768 and nil, respectively.

Long-term deposits

Long-term deposits are mainly for rent, utilities and money deposited with certain manufacturers. These amounts are refundable and bear no interest. The long-term deposits are refunded from manufacturers when the terms and conditions set forth in the agreements have been satisfied.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

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

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2024 and 2025, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

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

Tooling revenue is earned from manufacturing multiple tools, molds and assembly equipment as part of a tooling program for a customer. Given that the Company provides a significant service of producing highly interdependent component parts of the tooling program, each tooling program consists of a single performance obligation to provide the customer the capability to produce a single product. Based on the arrangement with the customer, the Company recognizes revenue at a point in time. When the Company does not have an enforceable right to payment, the Company recognizes tooling revenue at a point in time. In such cases, the Company recognizes revenue upon customer acceptance, which is when the customer has legal title to the tools.

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

The Company classifies its right to consideration in exchange for goods transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it delivers the goods in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract costs as of March 31, 2024 and 2025.

Contract liabilities are recognized if the Company receives consideration in advance from customers. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of March 31, 2024 and 2025, the contract liabilities of the Company amounted to HKD1,008,415 and HKD501,804 (US$64,500), respectively.

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

An employee is entitled to paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from 7 days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2023, 2024 and 2025.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2023, 2024 and 2025, there were no dilutive shares.

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

Concentration of customers

As of March 31, 2024, two major customers, who are distributors represent and sell brands of well-known manufacturers from Japan, the U.S., UK, Europe and Australia, accounted for 72.1% and 27.9% of the Company’s total accounts receivable, respectively.

As of March 31, 2025, two major customers, who are distributors represent and sell brands of well-known manufacturers from Japan, the U.S., UK, Europe and Australia, accounted for 50.9% and 49.1% of the Company’s total accounts receivable, respectively.

For the years ended March 31, 2023 and 2024, one major customer, who is a distributor represent and sell brands of well-known manufacturers from Japan, accounted for 91.3% and 74.1% of the Company’s total revenues, respectively.

For the year ended March 31, 2025, two major customers, who are distributors represent and sell brands of well-known manufacturers from Japan, the U.S. Europe and Australia, accounted for 64.0% and 29.5% of the Company’s total revenues, respectively.

Concentration of manufacturers

As of March 31, 2024, one manufacturer accounted for 97.1% of the total balance of accounts payable. The manufacturer is a related party.

As of March 31, 2025, two manufacturers accounted for 82.6% and 14.4% of the total balance of accounts payable, respectively. These two manufacturers are related parties.

For the year ended March 31, 2023, two manufacturers accounted for 83.1% and 10.4% of the total purchases, respectively. One of these manufacturers is a related party.

For the year ended March 31, 2024, one manufacturer accounted for 88.5% of the total purchases. The manufacturer is a related party.

For the year ended March 31, 2025, one manufacturer accounted for 88.2% of the total purchases. The manufacturer is a related party.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments. The Company operates and manages its business as one operating and reportable segment. The Company’s Chief Executive Officer (“CEO”) is considered the Chief Operating Decision Maker (“CODM”). The CODM evaluates the Company’s financial performance and allocates resources on a consolidated basis, using single measure of operating profit and a total of expense amount. No disaggregated expense categories are regularly reviewed by the CODM. As such, the Company has not identified any segment expense categories that meet the criteria for disclosure under ASC280, as amended by 2023-07. All of the Company’s long-lived assets are located in Hong Kong. As such, one reportable geographic segment is being presented.

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

For the year ended March 31, 2024 compared to year ended March 31, 2025

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the years ended March 31,
	2024		2025
	HKD	% of revenue	HKD	US$	% of revenue
Revenue	66,972,301	100.0%	78,739,564	10,120,897	100.0%
Operating Expenses
Merchandise costs	(52,067,436)	(77.7)%	(60,931,870)	(7,831,961)	(77.4)%
Selling, general and administrative expenses	(3,545,369)	(5.3)%	(10,158,945)	(1,305,794)	(12.9)%

Total operating expenses	(55,612,805)	(83.0)%	(71,090,815)	(9,137,755)	(90.3)%

Income from operations	11,359,496	17.0%	7,648,749	983,142	9.7%

Interest income	1,416,354	2.1%	3,158,654	406,002	4.0%
Interest expense	(2,028)	*	-	-	*
Loss from foreign currency exchange	(20,846)	*	(328,471)	(42,220)	(0.4)%
Other income, net	818	*	45,922	5,902	*

Total other income, net	1,394,298	2.1%	2,876,105	369,684	3.7%

Income before income taxes	12,753,794	19.0%	10,524,854	1,352,826	13.4%

Income tax expense	(2,817,000)	(4.2)%	(2,256,487)	(290,040)	(2.9)%
Net income	9,936,794	14.8%	8,268,367	1,062,786	10.5%

*	Less than 0.1%

Revenue

	For the years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Sales of products
Hair styling series	28,202,591	31,833,932	37,638,290	4,837,889
Trimmer series	8,573,741	22,684,148	33,613,971	4,320,617
Eyelash curler	1,407,342	804,863	453,378	58,276
Nail care series	1,217,577	1,413,106	1,524,503	195,954
Other personal care appliances	2,981,513	3,230,238	2,539,484	326,416
	42,382,764	59,966,287	75,769,626	9,739,152

Sales of tooling	3,135,475	7,006,014	2,969,938	381,745

Total	45,518,239	66,972,301	78,739,564	10,120,897

For the years ended March 31, 2023, 2024 and 2025, we generated our revenue primarily through sales of personal care products.

Our revenue increased by 47.1% to HKD66,972,301 for the year ended March 31, 2024 from HKD45,518,239 for the year ended March 31, 2023. The increase was principally driven by a significant increase in sales in our hair styling series, trimmer series and new tooling revenue generated from manufacturing multiple tools, molds and assembly equipment as part of tooling program for our customers, which are mostly driven by engaging new customers.

Our revenue increased by 17.6% to HKD78,739,564 (US$10,120,897) for the year ended March 31, 2025 from HKD66,972,301 for the year ended March 31, 2024. The increase was principally driven by an increase in sales in our trimmer series, which are mostly driven by engaging new models from customers.

For the years ended March 31, 2023, 2024 and 2025, we generated significant sales to our key customer. This key customer is a Japanese corporate with established global brands across a myriad of sectors, including but not limited to, beauty, audio and electric cooking and home appliances.

Merchandise costs

The following table shows disaggregated merchandise costs by major cost items for the years ended March 31, 2023, 2024 and 2025, respectively:

	For the years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Purchases	29,657,771	44,859,554	56,361,916	7,244,555
Tooling cost	2,196,780	4,907,700	2,227,940	286,371
Commissions	2,051,518	2,123,786	2,216,759	284,935
Freight, transport, and testing and inspection	140,218	176,396	125,255	16,100
Total	34,046,287	52,067,436	60,931,870	7,831,961

Our merchandise costs increased by 52.9% to HKD52,067,436 for the year ended March 31, 2024 from HKD34,046,287 for the year ended March 31, 2023. The increase was in line with the increase in our revenue.

Our merchandise costs increased by 17.0% to HKD60,931,870 (US$7,831,961) for the year ended March 31, 2025 from HKD52,067,436 for the year ended March 31, 2024. The increase was in line with the increase in our revenue.

Selling, general and administrative expenses

For the years ended March 31, 2023, 2024 and 2025, our selling, general and administrative expenses consisted of staff costs, independent directors’ remuneration, rental expenses, transport and travelling, selling and marketing, depreciation, legal and professional fees and auditor’s remuneration. The following table sets forth a breakdown of our general and administrative expenses for the years ended March 31, 2023, 2024 and 2025:

	For the years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Staff costs	724,693	717,506	3,229,758	415,141
Independent directors’ remuneration	-	-	295,819	38,024
Rental expenses	300,000	300,000	300,000	38,561
Transport and travelling	183,875	428,962	450,437	57,897
Selling and marketing	124,641	123,820	33,314	4,282
Depreciation	116,496	90,345	-	-
Legal and professional fees	31,322	72,003	2,620,680	336,853
Auditor’s remuneration	2,670,548	1,665,093	3,053,433	392,477
Others	126,102	147,640	175,504	22,559
Total	4,277,677	3,545,369	10,158,945	1,305,794

Staff costs

Our staff costs decreased by 1.0% to HKD717,506 for the year ended March 31, 2024 from HKD724,693 for the year ended March 31, 2023 mainly due to that there was resignation during the year. Our staff costs increased by 350.1% to HKD3,229,758 (US$415,141) for the year ended March 31, 2025 from HKD717,506 for the year ended March 31, 2024 mainly due to an increase in salaries.

Independent directors’ remuneration

Our independent directors’ remuneration represented compensation to our independent directors after listing.

Rental expenses

Our rental expenses mainly represented rental expenses for Hong Kong office. Our rental and office expenses remain unchanged at HKD300,000 (US$38,561) for the years ended March 31, 2023, 2024 and 2025.

Transport and travelling

Our transport and travelling consisted of motor vehicle running cost, travel and communication expenses and other travel related expenses. For the years ended March 31, 2023 and 2024, our transport and travelling expenses increased by 133.3%, primarily due to an increase in business travel. For the years ended March 31, 2024 and 2025, our transport and travelling expenses increased by 5.0%, primarily due to an increase in business travel.

Selling and marketing

For the years ended March 31, 2023 and 2024, our selling and marketing expenses decreased by 0.7% from HKD124,641 for the years ended March 31, 2023 to HKD123,820 for the year ended March 31, 2024. The decrease was principally driven by lower marketing expenses. For the years ended March 31, 2024 and 2025, our selling and marketing expenses decreased by 73.1% from HKD123,820 for the years ended March 31, 2024 to HKD33,314 (US$4,282) for the year ended March 31, 2025. The decrease was principally driven by lower marketing expenses.

Depreciation

Our depreciation mainly represented depreciation for our plant and equipment. Our depreciation for our plant and equipment decreased from HKD116,496 for the year ended March 31, 2023 to HKD90,345 for the year ended March 31, 2024 due to the lower depreciation of our plant and equipment for the current period. Our depreciation for our plant and equipment decreased from HKD90,345 for the year ended March 31, 2024 to nil for the year ended March 31, 2025 due to all plant and equipment has been fully depreciated.

Legal and professional fee

Our legal and professional fee increased by 129.9% to HKD72,003 for the year ended March 31, 2024 from HKD31,322 for the year ended March 31, 2023, primarily due to incurring expenses in relation to business restructuring for the preparation of public listing. Our legal and professional fee increased by 3539.7% to HKD2,620,680 (US$336,853) for the year ended March 31, 2025 from HKD72,003 for the year ended March 31, 2024, primarily due to incurred routine expenses for lawyer fees, Nasdaq annual fee, investor relation fees as well as transfer agent maintenance fees after public listing.

Others

Our other general and administrative expenses mainly consisted of bank charges, cleaning charges, courier and postage, insurance, printing and stationery and other miscellaneous expenses. Our other general and administrative expenses increased to HKD147,640 for the year ended March 31, 2024 from HKD126,102 for the year ended March 31, 2023 due primarily to an increase in printing and stationery expenses, insurance, utilities and bank charges caused by inflation. Our other general and administrative expenses increased to HKD175,504 (US$22,559) for the year ended March 31, 2025 from HKD147,640 for the year ended March 31, 2024 due primarily to an increase in utilities and bank charges.

Income from operations

Our overall income from operations increased by 57.9% to HKD11,359,496 for the year ended March 31, 2024 from HKD7,194,275 for the year ended March 31, 2023. The increase was principally driven by a significant increase in sales in our hair styling series and new tooling revenue generated from manufacturing multiple tools, molds and assembly equipment as part of tooling program for our customers as well as engaged new customers. Our overall income from operations decreased by 32.7% to HKD7,648,749 (US$983,142) for the year ended March 31, 2025 from HKD11,359,496 for the year ended March 31, 2024, primarily due to the increase in operating expenses, especially in staff costs, independent directors’ remuneration, legal and professional fee and auditor’s remuneration.

Provision for income tax expense

We are subject only to Hong Kong corporate tax regime. Hong Kong’s corporate tax rate is 16.5% for taxable income earned in Hong Kong. Our income tax expenses amounted to HKD2,256,487 (US$290,040) for the year ended March 31, 2025, amounted to HKD2,817,000 for the year ended March 31, 2024 and amounted to HKD1,181,056 for the year ended March 31, 2023.

Net income

Our net income increased by 57.9% to HKD9,936,794 for the year ended March 31, 2024 as compared to HKD6,292,870 for the year ended March 31, 2023. The increase in net income was predominantly due to an increase in revenue and interest income and a decrease in selling, general and administrative expenses. Our net income decreased by 16.8% to HKD8,268,367 (US$1,062,786) for the year ended March 31, 2025 as compared to HKD9,936,794 for the year ended March 31, 2024. The decrease in net income was predominantly due to an increase in operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of March 31,
	2024	2025	2025
	HKD	HKD	US$
CURRENT ASSETS
Cash and cash equivalents	35,885,666	84,850,995	10,906,438
Accounts receivable, net	14,557,523	8,144,307	1,046,839
Amount due from a director	145,166	–	–
Merchandise inventories	1,855,686	1,879,435	241,576
Taxes receivables	395,005	–	–
Prepayments	5,000	–	–
Total current assets	52,844,046	94,874,737	12,194,853

CURRENT LIABILITIES
Accounts payable	732,340	466,327	59,940
Accounts payable - related parties	24,278,340	14,984,393	1,926,039
Contract liabilities	1,008,415	501,804	64,500
Accruals	1,018,618	1,786,314	229,607
Tax payables	–	190,082	24,432
Total current liabilities	27,037,713	17,928,920	2,304,518
Net current assets	25,806,333	76,945,817	9,890,335

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 30 to 120 days, depending on their reputation, transaction history and the products purchased. Our accounts receivable decreased by 44.1% to HKD8,144,307 (US$1,046,839) as of March 31, 2025 from HKD14,557,523 as of March 31, 2024, which was primarily driven by faster payment from customers.

During the period from April 1, 2023 to March 31, 2025, we have not recorded any provision for doubtful accounts as our customers have always settled full payments within the credit periods or short extended credit periods.

Our management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for doubtful accounts. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Our management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after all means of collection have been exhausted and the likelihood of collection is not probable.

Merchandise inventories, net

Our inventories represented products that we sourced and sold to our customers. Our inventories increased to HKD1,879,435 (US$241,576) as of March 31, 2025 from HKD1,855,686 balance as of March 31, 2024. We record goods in transit based on freight on board destination.

Taxes receivables and taxes payables

Our taxes payables were HKD190,082 (US$24,432) as of March 31, 2025, compared to our taxes receivables were HKD395,005 as of March 31, 2024.

Prepayments

Our prepayments were HKD 5,000 as of March 31, 2024, primarily attributable to prepayment for administrative expenses. There were no such prepayments as of March 31, 2025.

Amount due from a director

The amounts are due from our CEO, Chairman, director and controlling shareholder, Mr. Ching Tim Hoi. The amounts due from Mr. Ching decreased by 100.0% to nil as of March 31, 2025 from HKD145,166 as of March 31, 2023 due to repayment from Mr. Ching.

The receivable represented payments made on behalf of Mr. Ching by Pure Beauty. The borrowings are interest-free and are payable on demand. The amount has been fully settled on June 28, 2024.

Accounts payable and account payable – related parties

Our total accounts payable are mainly related to the purchase of products from our collaborating manufacturers and related parties. Our collaborating manufacturers usually granted us a credit period of 120 days.

Our total accounts payable decreased by 38.2% to HKD15,450,720 (US$1,985,979) as of March 31, 2025 from HKD25,010,680 as of March 31, 2024 principally due to faster payment to related parties during the year ended March 31, 2025 compared with corresponding period in 2024.

Accruals

Our accruals increased to HKD1,786,314 (US$229,607) as of March 31, 2025 from HKD1,018,618 as of March 31, 2024, principally due to an increase in provision for commissions which is in line with the increase in sales.

Cash Flows

Our use of cash is primarily related to operating activities and deferred initial public offering costs. We have historically financed our operations primarily through the cash flow generated from our operations.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Cash and cash equivalents at the beginning of the period	12,290,472	21,362,580	35,885,666	4,585,500
Net cash generated from operating activities	10,961,832	15,748,279	6,220,534	799,565
Net cash generated from investing activity	1,444,872	846,860	145,166	18,659
Net cash (used in) generated from financing activity	(3,176,871)	(2,075,897)	42,871,117	5,510,497
Effect of foreign exchange on cash, cash equivalents and restricted cash	(157,725)	3,844	(271,488)	(7,783)
Cash and cash equivalent at the end of the period	21,362,580	35,885,666	84,850,995	10,906,438

Cash generated from operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of manufactured goods, staff costs and other operating expenses.

For the year ended March 31, 2023, net cash generated from operating activities of HKD10,961,832 primarily resulted from our net income of HKD6,292,870, as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of plant and equipment and amortization of right-of-use assets of HKD116,497 and unrealized foreign exchange loss of HKD178,454. Changes in operating assets and liabilities mainly included: (i) a net increase in total accounts payable of HKD4,563,636 due to larger stock purchases; and (ii) an increase in accrued liabilities and other payables of HKD2,271,932 due to increase in deposits for trades; and partially offset by (i) an increase in accounts receivable of HKD907,711 due to increase in sales; (ii) an increase in deposits and prepayments of HKD10,200 related to office lease; (iii) a decrease in operating lease obligation of HKD100,849 due to principal repayment; and (iv) a decrease in taxes payable of HKD1,442,797.

For the year ended March 31, 2024, net cash generated from operating activities of HKD15,748,279 primarily resulted from our net income of HKD9,936,794, as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of plant and equipment and amortization of right-of-use assets of HKD90,345 and unrealized foreign exchange gain of HKD61,043. Changes in operating assets and liabilities mainly included: (i) a net increase in total accounts payable of HKD15,548,943 due to larger stock purchases; and (ii) an increase in accrued liabilities and other payables of HKD402,540 due to increase in deposits for trades; and partially offset by (i) an increase in accounts receivable of HKD7,755,205 due to increase in sales; (ii) an increase in merchandise inventories of HKD1,855,686; (iii) a decrease in operating lease obligation of HKD87,972 due to principal repayment; and (iv) a decrease in taxes payable of HKD119,002.

For the year ended March 31, 2025, net cash generated from operating activities of HKD6,220,534 (US$799,565) primarily resulted from our net income of HKD8,268,367 (US$1,062,786), as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of unrealized foreign exchange gain of HKD214,994 (US$27,635). Changes in operating assets and liabilities mainly included: (i) a decrease in accounts receivable of HKD6,335,863 (US$814,389) due to faster payment from customers; (ii) a decrease in prepayments of HKD5,000 (US$643); (iii) an increase in accrued liabilities and other payables of HKD768,541 (US$98,785) due to increase in provision for commission; and (iv) an increase in taxes payable of HKD585,087 (US$75,205); and partially offset by (i) a decrease in total accounts payables of HKD9,425,169 (US$1,211,477) due to faster payment to vendors; (ii) an increase in merchandise inventories of HKD26,189 (US$3,366); and (iii) a decrease in contract liabilities of HKD505,96 (US$65,035).

Cash generated from investing activity

For the year ended March 31, 2023, net cash generated from investing activity was HKD1,444,872 which is driven by a repayment of director.

For the year ended March 31, 2024, net cash generated from investing activity was HKD846,860, which is driven by a repayment of director.

For the year ended March 31, 2025, net cash generated from investing activity was HKD145,166 (US$18,659), which is driven by a repayment of director.

Net cash (used in) generated from financing activity

For the year ended March 31, 2023, net cash used in financing activity was HKD3,176,871, which was primarily related to the deferred IPO costs.

For the year ended March 31, 2024, net cash used in financing activity was HKD2,075,897, which was primarily related to the deferred IPO costs.

For the year ended March 31, 2025, net cash generated from financing activity was HKD42,871,117 (US$5,510,497), which was primarily proceed from Initial Public Offering of shares.

Capital Expenditures

We did not incur any capital expenditures for the years ended March 31, 2023, 2024 and 2025.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

Our assets that are potentially subject to a significant concentration of credit risk primarily consist of cash and cash equivalents and accounts receivable.

We believe that there is no significant credit risk associated with cash and cash equivalents held in Hong Kong, which were held by reputable financial institutions. As of March 31, 2025, cash balance of HKD84,850,995 (approximately US$10,906,438) was maintained at financial institutions in Hong Kong across 3 major reputable banks.

We have designed credit policies with an objective of minimizing their exposure to credit risk. Our accounts receivable is short term in nature and the associated risk is minimal. We conduct credit evaluations on our customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers by determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

We are also exposed to risk from accounts receivable. These assets are subject to credit evaluations. An allowance, where applicable, would make up for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customers concentration risk

As of March 31, 2024, two customers, who are distributors represent and sell brands of well-known manufacturers from Japan, the U.S., UK, Europe and Australia accounted for 72.1% and 27.9% of the Company’s total accounts receivable respectively.

As of March 31, 2025, two customers, who are distributors represent and sell brands of well-known manufacturers from Japan, the U.S., UK, Europe and Australia accounted for 50.9% and 49.1% of the Company’s total accounts receivable respectively.

For the years ended March 31, 2023, one major customer, who is a distributor represent and sell brands of well-known manufacturers from Japan and abroad, accounted for 91.3% of the Company’s total revenues.

For the year ended March 31, 2024, two major customers, who are distributors represent and sell brands of well-known manufacturers from Japan, the U.S. and Europe, accounted for 74.1% and 16.5% of the Company’s total revenues respectively.

For the year ended March 31, 2025, two major customers, who are distributors represent and sell brands of well-known manufacturers from Japan, the U.S. and Europe, accounted for 64.0% and 29.5% of the Company’s total revenues respectively.

Manufacturers concentration risk

As of March 31, 2024, one manufacturer accounted for 97.1% of the total balance of accounts payable. The manufacturer is a related party.

As of March 31, 2025, two manufacturers accounted for 82.6% and 14.4% of the total balance of accounts payable respectively. These two manufacturers are related parties.

For the year ended March 31, 2023, two manufacturers accounted for 83.1% and 10.4% of the total purchases respectively. One of these manufacturers is a related party.

For the year ended March 31, 2024, one manufacturer accounted for 88.5% of the total purchases.

For the year ended March 31, 2025, one manufacturer accounted for 88.2% of the total purchases.

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

Name	Age	Position(s)
CHING Tim Hoi	68	Chief Executive Officer and Chairman
LING Chun Yin	47	Director
WAN Yee Hing	41	Chief Financial officer
LI Wan Venus	47	Independent Director
FOK Pak Kin Charles	49	Independent Director
LI Shihua	35	Independent Director

The following is a brief biography of each of the Company’s executive officers and directors:

CHING Tim Hoi, Chief Executive Officer and Chairman. Mr. Ching is the founder of the Company and he currently serves as the Chief Executive Officer, Director and Chairman of the Board of the Company since our inception. Mr. Ching has also served as Chief Executive Officer and Director of Pure Beauty Manufacturing Company Limited, a Hong Kong company and wholly-owned subsidiary of the Company, since April 2013. Mr. Ching has over 30 years of experience in the electrical appliances industry especially in hair and beauty products. Since September 2010, Mr. Ching has served in various positions at Raytech Holdings Company Limited (where he currently serves as Director), a Hong Kong electrical appliance manufacturing company and the parent of one of the Company’s collaborating manufacturers, Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd (where he currently serves as Executive Director). Mr. Ching has extensive experience in sales, marketing, business development and project management. He has been elected and conferred a fellowship by the Social Enterprise Research Academy in July 2019. He has also served as the Vice President of the Hong Kong Electrical Appliance Industries Association since 2022.

We believe Mr. Ching qualifies as the Company’s Chairman because of his deep knowledge of the Company’s business and extensive experience in the personal care electrical appliances industry.

LING Chun Yin, Director. Mr. Ling has served as a Director of the Company since May 2024. Mr. Ling has more than 15 years of experience in the lifestyle electrical appliances industry and extensive experience in project management and product development. Mr. Ling is currently serving as Assistant to the CEO, Mr. Ching, in Pure Beauty Manufacturing Company Limited, a Hong Kong company and wholly-owned subsidiary of the Company, since 2013. Since September 2010, Mr. Ling has also served as the Assistant to CEO in Raytech Holdings Company Limited. In that role, Mr. Ling is responsible for various business units and overall strategic planning. He also currently serves as Supervisor at Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. Before joining Raytech Holdings Company Limited, Mr. Ling had worked in several multinational companies. From January 2008 to September 2009, Mr. Ling worked for Novo Nordisk A/S (NYSE: NVO), a world leading multinational diabetic pharmaceutical company, as an Assistant Sourcing Manager. Mr. Ling worked at Spectrum Brands Inc. (NYSE: SPB), as senior supply chain officer, from November 2004 through December 2007. Mr. Ling obtained his Bachelor of Business (Logistics & Supply Chain Management) degree from the Royal Melbourne Institute of Technology.

WAN Yee Hing, Chief Financial Officer. Ms. Wan has over 15 years of experience in professional auditing, corporate accounting and financial management. She has served as our Chief Financial Officer since May 2024. She current serves as the financial controller of the operating entity, Pure Beauty Manufacturing Company Limited, a Hong Kong company and wholly-owned subsidiary of the Company, a role she assumed in June 2020, and supervises the accounting and finance function of the company. From 2014 through 2017, she worked at G4S (Holding) Limited, a global security company, with her last position as Finance Manager. Before that, Ms. Wan was the accounting manager of UGC Technology Limited, an information technology company, from 2010 through 2014. Ms. Wan worked at BDO Limited from 2005 through 2010, with her last position being senior associate assurance. Ms. Wan obtained her Bachelor of Arts degree with a major in accountancy from the Hong Kong Polytechnic University in 2005. She has been a member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”) since January 2009.

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

LI Shihua, Independent Director. Mr. Li has served as our director since May 2025. Mr. Li has extensive experience in investment. Since September 2024, Mr. Li has served as a director of WellCell Holdings Co., Ltd. (2477.HK), a telecommunication network solutions provider (“WellCell”) listed on the Hong Kong stock exchange. Since May 2024, he has been acting as a director of the Strategic Development Department of WellCell Tech (HK) Co., Limited, a wholly owned subsidiary of WellCell, and is mainly responsible for the strategic planning, investment, mergers and acquisitions and overseas business expansion of this company. From July 2023 to March 2024, Mr. Li served as the investment vice president of Silkroad Goldenbridge Capital Management Limited. From May 2017 to June 2023, Mr. Li served as the investment director of Shenzhen Qianhai Hongzhao Fund Management Co., Ltd. Mr. Li obtained a bachelor’s degree in environmental engineering from Sun Yat-sen University in June 2012 and a master’s degree in applied finance from the Australian National University in March 2017.

Except of the fact that Ms. Venus Li Wan and Mr. Kin Charles Fok are married, none of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

In addition, none of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

B. Compensation

Compensation of Executive Officers

For the year ended March 31, 2025, we paid an aggregate of HKD2,786,112 (US$369,685) in cash to the Company’s executive officers and directors. The said payment was made by Pure Beauty, our wholly-owned subsidiary, pursuant to the employment agreement entered into by and between Pure Beauty and each of Mr. Ching Tim Hoi, Mr. Ling Chun Yin and Ms. Wan Yee Hing on April 1, 2023 (each, an “Operative Employment Agreement”), among which Mr. Ching was paid HKD1,170,000 (US$150,388) as Pure Beauty’s director, Mr. Ling was paid HKD833,353 (US$107,116) as Pure Beauty’s Assistant to CEO and Ms. Wan was paid HKD872,759 (US$112,181) as Pure Beauty’s Financial Controller. Each Operative Employment Agreement provides the salary, remuneration and benefits of the executive officers or directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to the Company’s directors and executive officers.

On July 5, 2023, we entered into an executive employment agreement with Mr. Ching Tim Hoi as CEO which is filed as Exhibit 4.1 to this Annual Report. Pursuant to the employment agreement, the term of employment shall commence on July 5, 2023 and shall be an indefinite term, unless terminated pursuant to the terms of the employment agreement or as mutually agreed by the parties. The executive’s salary, remuneration and benefits shall be determined by the Company and shall be specified in the Operative Employment Agreement or any other agreement between the Company or any of its subsidiaries on one hand and the executive on the other hand. The executive’s salary, remuneration and benefits shall be reviewed by the board (or its designated compensation committee) and/or the management of the Company in accordance with the relevant policies adopted by the Company from time to time. We may terminate the employment for cause, at any time, by summary notice in writing with immediate effect without payment in lieu of notice, for certain acts of the executive, including but not limited to: (i) commission of any act of fraud or gross negligence by in the course of his employment; (ii) willful material misrepresentation at any time by the executive to the board; (iii) the willful failure or refusal to comply with any of the executive’s material obligations or to comply with a reasonable and lawful instruction of the board; or (iv) engagement by the executive in any misconduct or the commission by the executive of any act that is materially injurious or detrimental to the substantial interest of the Company and/or its subsidiaries and affiliated entities, as determined by the board. The executive has agreed, throughout the term of the employment and at all times thereafter, that the executive shall keep strict confidence and not to use all non-public information relating to the technology, business, financial condition and other aspects of the Company. In addition, the executive has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for twelve (12) months following termination of the employment.

On May 13, 2024, we entered into an executive employment agreement with Ms. Wan Yee Hing as CFO which is filed as Exhibit 4.2 to this Annual Report. Pursuant to the employment agreement, the term of the employment shall commence on May 13, 2024 and shall be an indefinite term, unless terminated pursuant to the terms of the employment agreement or as mutually agreed by the parties. The executive’s salary, remuneration and benefits shall be determined by the Company and shall be specified in the Operative Employment Agreement or any other agreement between the Company or any of its subsidiaries on one hand and the executive on the other hand. The executive’s salary, remuneration and benefits shall be reviewed by the board (or its designated compensation committee) and/or the management of the Company in accordance with the relevant policies adopted by the Company from time to time. We may terminate the employment for cause, at any time, by summary notice in writing with immediate effect without payment in lieu of notice, for certain acts of the executive, including but not limited to: (i) commission of any act of fraud or gross negligence by in the course of his employment; (ii) willful material misrepresentation at any time by the executive to the board; (iii) the willful failure or refusal to comply with any of the executive’s material obligations or to comply with a reasonable and lawful instruction of the board; or (iv) engagement by the executive in any misconduct or the commission by the executive of any act that is materially injurious or detrimental to the substantial interest of the Company and/or its subsidiaries and affiliated entities, as determined by the board. The executive has agreed, throughout the term of the employment and at all times thereafter, that the executive shall keep strict confidence and not to use all non-public information relating to the technology, business, financial condition and other aspects of the Company. In addition, the executive has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for twelve (12) months following termination of the employment.

Compensation of Independent Directors

For the fiscal year ended March 31, 2025, we paid US$37,974 (equivalent to HKD295,819) to the Company’s independent directors.

C. Board Practices

Board of Directors

The Company’s board of directors consists of five directors. The Company’s board of directors has determined that the Company’s three independent directors, Li Wan Venus, Fok Pak Kin Charles, and Li Shihua satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

Duties of Directors

Under British Virgin Islands law, the Company’s directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to the Company’s best interests. When exercising powers or performing duties as a director, the Company’s directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes the Company’s amended and restated memorandum and articles of association or the BVI Act. In fulfilling their duty of care to the Company, the Company’s directors must ensure compliance with the Company’s amended and restated memorandum and articles of association. The Company has the right to seek damages if the duty owed by the Company’s directors is breached.

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

Terms of Directors and Executive Officers

Each of the Company’s directors holds office until a successor has been duly elected and qualified unless the director is appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of the Company’s executive officers are appointed by and serve at the discretion of the Company’s board of directors.

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

Audit Committee. The Company’s audit committee consists of Li Wan Venus, Fok Pak Kin Charles, and Li Shihua. Mr. Li is the chairman of the Company’s audit committee. The Company has determined that Ms. Li, Mr. Fok and Mr. Li satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The Company’s board also has determined that Mr. Li qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company.

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

Compensation Committee. The Company’s compensation committee consists of Li Wan Venus, Fok Pak Kin Charles, and Li Shihua. Mr. Fok is the chairman of the Company’s compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to the Company’s directors and executive officers. The Company’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

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

Nominating and Corporate Governance Committee. The Company’s nominating and corporate governance committee consists of Li Wan Venus, Fok Pak Kin Charles, and Li Shihua. Ms. Li is the chairperson of the Company’s nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become the Company’s directors and in determining the composition of the board and its committee.

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

Clawback Policy

We have adopted a Clawback Policy (the “Clawback Policy”) providing that in connection with an accounting restatement of our previously issued financial statements, we have the discretion to recover from current and former executive officers of the Company of certain incentive-based compensation that otherwise would not have been paid had it been determined based on the restated financial statements. A copy of the Clawback Policy was filed as Exhibit 99.10 to the F-1 filed in connection with our IPO, which is incorporated by reference to this Annual Report.

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

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentage of beneficial ownership of each listed person of the Company is based on 43,598,083 Ordinary Shares outstanding as of the date of this Annual Report.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Ching Tim Hoi	12,800,000	29.4%
Ling Chun Yin	800,000	1.8%
Wan Yee Hing	-	-
Li Venus Wan	-	-
Fok Pak Kin Charles	-	-
Li Shihua	-	-
All directors and executive officers as a group	13,600,000	31.2%

5% Principal Shareholders:
Ching Tim Hoi	12,800,000	29.4%

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 609, 6/F, Nan Fung Commercial Centre, No.19 Lam Lok Street, Kowloon Bay, Hong Kong.

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

a. Nature of Related Party Relationships

Name of related parties	Relationship with the Company

Zhongshan Raytech Electric Appliances Manufacturing Company Limited (“Zhongshan Raytech”)	An entity controlled by Mr. Ching Tim Hoi (“Mr. Ching”)
Raytech Holdings Company Limited	An Entity controlled by Mr. Ching and the holding company of the Zhongshan Raytech
Mr. Ching Tim Hoi (“Mr. Ching”)	Controlling shareholder, CEO and Chairman of the Company and Director of Pure Beauty, Director of Raytech Holdings Company Limited, and Executive Director of Zhongshan Raytech
Mr. Ling Chun Yin (“Mr. Ling”)	Director of the Company and, Assistant to the CEO of Pure Beauty and Raytech Holdings Company Limited, and Supervisor of Zhongshan Raytech

b. Due from a director

Name	Relationship	Nature of transactions	As of March 31, 2023(1)	As of March 31, 2024(1)	As of March 31, 2025	As of March 31, 2025
			HKD	HKD	HKD	US$
Mr. Ching	Mr. Ching is a director of Pure Beauty	The receivable represented payments made on behalf of the director and shareholder by Pure Beauty. The loan agreement provides that borrowings are interest-free and are payable on demand. The amount was wholly settled in cash subsequently on June 28, 2024.	992,026	145,166	-	-
		Total	992,026	145,166	-	-

c. Accounts payable – related parties

These accounts payable to Zhongshan Raytech was related to products we purchased from Zhongshan Raytech.

	As of March 31,
Name of related parties	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Zhongshan Raytech	8,768,420	24,278,340	12,759,342	1,640,039
Raytech Holdings Company Limited	-	-	2,225,051	286,000
Total account payable – related parties	8,768,420	24,278,340	14,984,393	1,926,039

(1)	As of the date of this Annual Report, the balance of such accounts payable is HK$8,247,994 (US$1,060,167).

d. Related party transactions

Purchase products from related parties

	For the years ended March 31,
Name of related parties	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Zhongshan Raytech	28,301,082	47,704,656	53,756,425	6,909,655
Raytech Holdings Company Limited	-	-	2,225,051	286,000
Total	28,301,082	47,704,656	55,981,476	7,195,655

(1)	As of the date of this Annual Report, the purchase from Zhongshan Raytech is HK$8,247,994 (US$1,060,167).

e. Office leasing from a related party

	For the years ended March 31,
Name of a related party	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Raytech Holdings Company Limited	-	-	300,000	38,561
Total	-	-	300,000	38,561

f. Commission paid to a related party

	For the years ended March 31,
Name of a related party	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Mr. Ling	-	-		487,216
Total purchase from related parties	-	-	487,216	62,625

Other Transactions

Pure Beauty Manufacturing Company Limited leased an aggregate of 1,343 square feet of property, located at Unit 609, 6/F, Nan Fung Commercial Centre, 19 Lam Lok Street, Kowloon Bay, Hong Kong, from Raytech Holdings Company Limited, a company controlled by our CEO and Chairman, Mr. Ching. Pursuant to the lease agreement between Raytech Holdings Company Limited and Pure Beauty, the lease term is one year, from April 1, 2025 to March 31, 2026 and the monthly rent is HKD25,000 (US$3,213).

From April 1, 2024 to March 31, 2025, Pure Beauty Manufacturing Company Limited leased an aggregate of 1,343 square feet of property, located at Unit 609, 6/F, Nan Fung Commercial Centre, 19 Lam Lok Street, Kowloon Bay, Hong Kong, from Raytech Holdings Company Limited, a company controlled by our CEO and Chairman, Mr. Ching. Pursuant to the lease agreement between Raytech Holdings Company Limited and Pure Beauty, the lease term is one year, from April 1, 2024 to March 31, 2025 and the monthly rent is HKD25,000 (US$3,194).

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

Legal Proceedings

Except as disclosed above, from time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

The holders of our Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our Ordinary Shares are currently listed on Nasdaq Capital Market under the symbol “RAY” since May 15, 2024.

On June 30, 2025, the Company’s registration statement on Form F-1 (SEC File No. 333-287842) relating to a follow-on offering (the “Follow-On Offering”) of up to 25,985,000 Ordinary Shares was declared effective by the SEC. On July 1, 2025, the Follow-On Offering was closed with 25,985,000 Ordinary Shares issued at a public offering price of $0.20 per ordinary share.

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

E. Taxation

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Raytech Holding’s Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in Raytech Holding’s Ordinary Shares. It is directed to U.S. Holders (as defined below) of Raytech Holding’s Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of the annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in Raytech Holding’s Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of the annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of the annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares of the Company. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of Raytech Holding’s Ordinary Shares.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or Raytech Holding is eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) Raytech Holding is not a PFIC for either Raytech Holding’s taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the BVI, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States, provided they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to Raytech Holding’s Ordinary Shares, including the effects of any change in law after the date of annual report.

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

Passive Foreign Investment Company (“PFIC”)

In general, Raytech Holding will be a PFIC for any taxable year in which:

●	at least 75% of Raytech Holding’s gross income is passive income, or

●	at least 50% of the value (based on a quarterly average) of Raytech Holding’s assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. If Raytech Holding owns at least 25% (by value) of the stock of another corporation, Raytech Holding will be treated, for purposes of determining whether it is a PFIC, as owning its proportionate share of the other corporation’s assets and receiving its proportionate share of the other corporation’s income.

Based on the manner in which Raytech Holding currently operate its business, the current and expected composition of its income and assets and the expected value of its assets (including the value of its goodwill, which is based on the price of its Ordinary Shares), Raytech Holding does not believe that it was a PFIC for its taxable year ended March 31, 2025. However, PFIC status is determined annually based on the Company’s income, assets and activities for the entire taxable year, thus it is not possible to determine whether Raytech Holding will be characterized as a PFIC any taxable year until after the close of that year. Because Raytech Holding holds a substantial amount of cash, it may be or become a PFIC if its market capitalization declines. Accordingly, there can be no assurance that Raytech Holding will not be a PFIC for its current taxable year ending March 31, 2026 or any future taxable year.

If Raytech Holding is a PFIC for any taxable year during which you hold Raytech Holding’s Ordinary Shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of Raytech Holding’s Ordinary Shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for Raytech Holding’s Ordinary Shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for Raytech Holding’s Ordinary Shares,

●	the amount allocated to the current taxable year, and any amount allocated to any taxable year in your holding period prior to the first taxable year in which Raytech Holding is a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to tax at the highest income tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether Raytech Holding is a PFIC is made annually, if it is a PFIC for any taxable year in which you hold Raytech Holding’s Ordinary Shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold Raytech Holding’s Ordinary Shares (even if it does not qualify as a PFIC in any subsequent years). However, if Raytech Holding ceases to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your Ordinary Shares had been sold on the last day of the last taxable year during which it was a PFIC. You are urged to consult your tax advisor about this election.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to Raytech Holding’s Ordinary Shares provided such Ordinary Shares are treated as “marketable stock.” Raytech Holding’s Ordinary Shares generally will be treated as marketable stock if the Ordinary Shares are “regularly traded” on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to shareholders if Raytech Holding’s Ordinary Shares are quoted on the Nasdaq, which constitutes a qualified exchange, although there can be no assurance that Raytech Holding’s Ordinary Shares will be “regularly traded” for purposes of the mark-to-market election. If you make an effective mark-to-market election, for each taxable year that Raytech Holding is a PFIC, you will include as ordinary income the excess of the fair market value of your Ordinary Shares at the end of the year over your adjusted basis in the Ordinary Shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted basis in the Ordinary Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of Raytech Holding’s Ordinary Shares in a year that Raytech Holding is a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted basis in the Ordinary Shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions, in each case, to the extent provided for under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Ordinary Shares are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

A different election, known as the “qualified electing fund” or “QEF” election is generally available to holders of PFIC stock (but not warrants), but requires that the corporation provide the holders with a “PFIC Annual Information Statement” containing certain information necessary for the election, including the holder’s pro rata share of the corporation’s earnings and profits and net capital gains for each taxable year, computed according to United States federal income tax principles. Raytech Holding does not intend, however, to determine its earnings and profits or net capital gain under United States federal income tax principles, nor does it intend to provide United States Holders with a PFIC Annual Information Statement. Therefore, you should not expect to be eligible to make this election.

If you do not make a timely “mark-to-market” election (as described above), and if Raytech Holding was a PFIC at any time during the period you hold the Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if Raytech Holding ceases to be a PFIC in a future year, unless you make a “purging election” for the year it ceases to be a PFIC (no such election is available to warrants). A “purging election” creates a deemed sale of Raytech Holding’s Ordinary Shares at their fair market value on the last day of the last year in which it is treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which Raytech Holding is treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in Raytech Holding’s Ordinary Shares for tax purposes.

If Raytech Holding is a PFIC for any taxable year during which you hold Raytech Holding’s Ordinary Shares and any of Raytech Holding’s non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, if you make a mark-to-market election with respect to Raytech Holding’s Ordinary Shares, you may continue to be subject to the general PFIC rules with respect to your indirect interest in any of Raytech Holding’s non-United States subsidiaries that is classified as a PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of Raytech Holding’s subsidiaries.

If you hold Raytech Holding’s Ordinary Shares in any year in which it is classified as a PFIC, you will generally be required to file IRS Form 8621 and to provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding Raytech Holding’s Ordinary Shares if it is considered a PFIC in any taxable year and the availability, manner and advisability of making any elections.

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

Pure Beauty elected the two-tier profits tax rate for its tax years of 2022/2023, 2023/2024 and 2024/2025.

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

Interest Rate Risk

Our exposure on cash flow interest rate risk mainly arises from our deposits with banks.

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

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Apart from Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

IPO

The Ordinary Shares were sold at an offering price of US$4.00 per share. We received aggregate gross proceeds of US$6.0 million from the IPO of 1,500,000 Ordinary Shares at an offering price of $4.00 per share, before deducting underwriting discounts and other related expenses.

We have earmarked and have been using the proceeds of the IPO as follows: 25% on brand promotion and marketing; 25% on recruitment of talented personnel; 25% on strategic investments and acquisitions; and 25% on general working capital.

Follow-On Offering

We have received net proceeds from the Follow-On Offering of approximately US$4,504,439,  after the sale of 25,985,000 Ordinary Shares in the Follow-On Offering, after deducting the placement agent’s fees, the non-accountable expense allowance, and estimated offering expenses payable by us.

Raytech Holding plans to use the net proceeds we receive from the Follow-On Offering for the following purposes:

Use of Proceeds	Percentage of the net proceeds
Potential Acquisitions and Investments	30%
Trading Business Expansion Plans	30%
Marketing, Sales and Product Development	20%
General Working Capital	20%

As of this annual report, we have no specific acquisition or investment targets, agreements, or commitments. We intend to seek complementary businesses, technologies, or assets that expand our market reach or offer other strategic benefits, primarily focusing on targets within the personal care industry.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of the Follow-On Offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of the Follow-On Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of the Follow-On Offering differently than as described in this annual report. To the extent that the net proceeds Raytech Holding receives from the Follow-On Offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

On July 1, 2025, the Follow-On Offering was closed with 25,985,000 Ordinary Shares issued at a public offering price of $0.20 per ordinary share.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2025. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of March 31, 2025 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended March 31, 2025 and 2024, we identified three material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of March 31, 2025. The material weakness identified relates to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

In response to the material weaknesses identified, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of policies and controls in place. See “Item 3. Key Information — D. Risk Factors— Raytech Holding’s lack of effective internal controls over financial reporting may affect its ability to accurately report its financial results or prevent fraud, which may affect the market for and price of Raytech Holding’s Ordinary Shares.”

Notwithstanding the material weaknesses identified as described above, we believe that our consolidated financial statements contained in this Annual Report on Form 20-F fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

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

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Li Shihua is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the Nasdaq listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code was filed as Exhibit 14.1 to the registration statement filed in connection with our IPO, which is incorporate by reference to this Annual Report.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On April 9, 2025, the audit committee of our Board of Directors approved the dismissal of WWC, P.C. (“WWC”), our former independent registered public accounting firm, and on the same day, approved the appointment of Assentsure PAC (“Assentsure”) as our independent registered public accounting firm for the fiscal year ended March 31, 2025, effective the same day. Subsequently, on May 15, 2025, our Board of Directors (the “Board”) approved and ratified the dismissal of WWC, the engagement of Assentsure, and the entry into an engagement letter with Assentsure. For details, see our current report on Form 6-K with the SEC on May 21, 2025.

Audit fees have been incurred, on an as-accrued basis, by Assentsure for the year ended March 31, 2025, and by WWC, P.C. for the year ended March 31, 2024 with the following table, respectively:

	March 31, 2025	March 31, 2024
	USD$	USD$
Audit Fees*	140,000	220,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor, including audit services, audit-related services, tax services and other services.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 9, 2025, the audit committee of our Board of Directors approved the dismissal of WWC, P.C. (“WWC”), our former independent registered public accounting firm, and on the same day, approved the appointment of Assentsure PAC (“Assentsure”) as our independent registered public accounting firm for the fiscal year ended March 31, 2025, effective the same day. Subsequently, on May 15, 2025, our Board of Directors (the “Board”) approved and ratified the dismissal of WWC, the engagement of Assentsure, and the entry into an engagement letter with Assentsure. For details, see our current report on Form 6-K with the SEC on May 21, 2025.

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees, a copy of which is filed as an exhibit to this Annual Report.

The policy provides a periodic blackout period where in the event that only semi-annual and annual financial results of the Company are filed or furnished with the SEC or publicly available to its shareholders through other distribution channel, trading in the Company’s securities is prohibited during the period beginning at the close of the market on the seventh (7th) calendar day preceding the end of a semi-annual period or fiscal year and ending at the close of the market on the second (2nd) business day after the Company’s financial results are publicly released or disclosed.

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

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches. We also provide regular training programs to our employees to enhance their awareness about cybersecurity risks and better understand their roles and responsibilities in safeguarding company assets and data.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Raytech Holding Limited and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1*	Amended and Restated Memorandum and Articles of Association
2.1*	Specimen Certificate for Ordinary Shares
2.2***	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934
4.1***	Executive Employment Agreement between Registrant and CEO, dated as of July 5, 2023.
4.2***	Executive Employment Agreement between Registrant and CFO, dated as of May 13, 2024.
4.3***	Offer Letter by the Registrant to Andrew Ling, dated as of May 13, 2024.
4.4***	Form of Director Offer Letter
4.5	Underwriting Agreement (Previously filed; incorporated by reference to Exhibit 1.1 filed with Form 6-K filed on May 17, 2024)
4.6*	Form of Sales and Purchase Agreement with Koizumi Seiki Corp., dated July 1, 2014
4.7*	English Translation of Purchase Collaboration Agreement with Zhongshan Raytech Electrical Appliances Manufacturing Co., Ltd., dated Jan 1, 2021
4.8*	English Translation of Purchase Collaboration Agreement with Zhongshan Leimi Electrical Appliances Company Limited, dated January 1, 2021
4.9*	English Translation of Lease Agreement with Raytech Holdings Company Limited, dated April 1, 2022
4.10*	English Translation of Lease Agreement with Wong Yuk Lin, dated April 1, 2023 (including the master Lease Agreement between Raytech Holdings Company Limited and Wong Yuk Lin)
4.11*	English Translation of Lease Agreement with Raytech Holdings Company Limited, dated April 1, 2024
4.12*	Form of Indemnity Agreement with the Registrant’s Directors and Officers.
4.13***	Form of Purchase Order with One Major customer.
4.14**	English Translation of Lease Agreement with Raytech Holdings Company Limited, dated April 1, 2025
4.15	Form of Securities Purchase Agreement, dated June 30, 2025 (incorporated by reference to Exhibit 10.1 filed with Form 6-K filed on July 3, 2025)
4.16	Place Agency Agreement, by and between the Registrant and R.F. Lafferty & Co. Inc., dated June 30, 2025 incorporated by reference to Exhibit 10.2 filed with Form 6-K filed on July 3, 2025).
4.17	2024 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 of our Form 6-K originally filed with SEC on October 28, 2024)
8.1	List of Subsidiary
11.1*	Code of Business Conduct and Ethics of the Registrant
11.2	Amended and Restated Insider Trading Policy of the Registrant
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Assentsure PAC.
15.2	Consent of WWC, P.C.
97.1*	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333-275197).

**	Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333-287842).

***	Incorporated by reference to the identically named exhibit filed with the Annual Report on Form 20-F for the year ended March 31, 2024, filed by the Company with SEC on July 30, 2024).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Raytech Holding Limited

By:	/s/ Ching Tim Hoi
Name:	Ching Tim Hoi
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	July 24, 2025

RAYTECH HOLDING LIMITED

Assentsure PAC UEN – 201816648N 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Raytech Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Raytech Holding Limited and its subsidiary (collectively the “Company”) as of March 31, 2025, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for the year ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Emphasis on Matter

As described in Note 10 to the consolidated financial statements, the Company has significant transactions with its related parties during the fiscal years ended 31 March 2024 and 2025. These transactions were conducted based on pricing arrangements agreed between the Company and the respective related parties. We draw attention to these transactions due to their significance and potential relevance to users’ understanding of the consolidated financial statements. Our opinion is not modified in respect of this matter.

/s/ Assentsure PAC

Singapore

July 24, 2025

PCAOB ID Number 6783

We have served as the Company’s auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Raytech Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Raytech Holding Limited and its subsidiary (collectively the “Company”) as of March 31, 2023 and 2024, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

San Mateo, California

July 29, 2024

RAYTECH HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2024	2025	2025
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	35,885,666	84,850,995	10,906,438
Accounts receivable, net	14,557,523	8,144,307	1,046,839
Amount due from a director	145,166	–	–
Merchandise inventories, net	1,855,686	1,879,435	241,576
Taxes receivables	395,005	–	–
Prepayments	5,000	–	–
TOTAL CURRENT ASSETS	52,844,046	94,874,737	12,194,853

NON-CURRENT ASSETS
Plant and equipment, net	–	–	–
Deferred initial public offering costs	5,252,768	–	–
Long-term deposits	16,200	16,200	2,082
TOTAL NON-CURRENT ASSETS	5,268,968	16,200	2,082
TOTAL ASSETS	58,113,014	94,890,937	12,196,935

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	732,340	466,327	59,940
Accounts payable - related parties	24,278,340	14,984,393	1,926,039
Accruals	1,018,618	1,786,314	229,607
Contract liabilities	1,008,415	501,804	64,500
Tax payables	–	190,082	24,432
TOTAL CURRENT LIABILITIES	27,037,713	17,928,920	2,304,518

TOTAL LIABILITIES	27,037,713	17,928,920	2,304,518

COMMITMENTS AND CONTINGENCIES	–	–	–

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.00000625 par value, 8,000,000,000 Ordinary Shares authorized, and 16,000,000 Ordinary Shares and 17,613,083 Ordinary Shares issued and outstanding as of March 31, 2024 and 2025, respectively (1)	783	862	110
Additional paid-in capital	99,217	37,717,487	4,848,068
Retained earnings	30,975,301	39,243,668	5,044,239
TOTAL SHAREHOLDERS’ EQUITY	31,075,301	76,962,017	9,892,417
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	58,113,014	94,890,937	12,196,935

(1)	1,500,000 Ordinary Shares were issued on May 15, 2024, and 113,083 Ordinary Shares were issued on July 5, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF INCOME

	For the Years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
REVENUE
Sales of products	42,382,764	59,966,287	75,769,626	9,739,152
Sales of tooling	3,135,475	7,006,014	2,969,938	381,745
Total revenue	45,518,239	66,972,301	78,739,564	10,120,897

OPERATING EXPENSES
Merchandise costs	(34,046,287)	(52,067,436)	(60,931,870)	(7,831,961)
Selling, general and administrative expenses	(4,277,677)	(3,545,369)	(10,158,945)	(1,305,794)
Total operating expenses	(38,323,964)	(55,612,805)	(71,090,815)	(9,137,755)

INCOME FROM OPERATIONS	7,194,275	11,359,496	7,648,749	983,142

OTHER INCOME (EXPENSE)
Interest income	143,352	1,416,354	3,158,654	406,002
Interest expense	(7,151)	(2,028)	–	–
Gain (loss) from foreign currency exchange	143,450	(20,846)	(328,471)	(42,220)
Other income, net	–	818	45,922	5,902
Total other income, net	279,651	1,394,298	2,876,105	369,684
INCOME BEFORE INCOME TAX PROVISION	7,473,926	12,753,794	10,524,854	1,352,826
PROVISION FOR INCOME TAXES	(1,181,056)	(2,817,000)	(2,256,487)	(290,040)
NET INCOME	6,292,870	9,936,794	8,268,367	1,062,786

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted (1)	16,000,000	16,000,000	17,398,409	17,398,409
EARNINGS PER SHARE
Basic and diluted	0.39	0.62	0.48	0.06

(1)	1,500,000 Ordinary Shares were issued on May 15, 2024, and 113,083 Ordinary Shares were issued on July 5, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional		Total
	No. of Shares (1)	Par Value	Paid-in Capital	Retained Earnings	Shareholders’ Equity
		HKD	HKD	HKD	HKD
BALANCE, April 1, 2022	16,000,000	783	99,217	14,745,637	14,845,637
Net income	–	–	–	6,292,870	6,292,870
BALANCE, March 31, 2023	16,000,000	783	99,217	21,038,507	21,138,507
Net income	–	–	–	9,936,794	9,936,794
BALANCE, March 31, 2024	16,000,000	783	99,217	30,975,301	31,075,301
Initial Public Offering of shares	1,613,083	79	37,618,270	–	37,618,349
Net income	–	–	–	8,268,367	8,268,367
BALANCE, March 31, 2025	17,613,083	862	37,717,487	39,243,668	76,962,017
BALANCE, March 31, 2025 (US$)	17,613,083	110	4,848,068	5,044,239	9,892,417

(1)	1,500,000 Ordinary Shares were issued on May 15, 2024, and 113,083 Ordinary Shares were issued on July 5, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Cash flows from operating activities
Net income	6,292,870	9,936,794	8,268,367	1,062,786
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of plant and equipment	13,924	4,868	–	–
Amortization of right-of-use asset	102,573	85,477	–	–
Gain (loss) from unrealized foreign currency translation	178,454	(61,043)	214,994	27,635
Changes in operating assets and liabilities
Accounts receivable, net	(907,711)	(7,755,205)	6,335,863	814,389
Merchandise inventories, net	–	(1,855,686)	(26,189)	(3,366)
Prepayments	(5,000)	90,000	5,000	643
Long-term deposits	(5,200)	18,000	–	–
Accounts payable	(119,019)	(5,441)	(262,048)	(33,683)
Accounts payable - related parties	4,682,655	15,554,384	(9,163,121)	(1,177,794)
Accruals	566,078	402,540	768,541	98,785
Contract liabilities	1,705,854	(697,439)	(505,960)	(65,035)
Operating lease obligation	(100,849)	(87,972)	–	–
Taxes payables	(1,442,797)	119,002	585,087	75,205
Net cash generated from operating activities	10,961,832	15,748,279	6,220,534	799,565
Cash flows from investing activity
Repayment by the director	1,444,872	846,860	145,166	18,659
Net cash generated from investing activity	1,444,872	846,860	145,166	18,659
Cash flows from financing activity
Deferred initial public offering cost	(3,176,871)	(2,075,897)	–	–
Proceed from Initial Public Offering of shares	–	–	42,871,117	5,510,497
Net cash (used in) generated from financing activity	(3,176,871)	(2,075,897)	42,871,117	5,510,497
Change in cash	9,229,833	14,519,242	49,236,817	6,328,721
Effect of foreign exchange on cash	(157,725)	3,844	(271,488)	(7,783)
Cash at the beginning of the year	12,290,472	21,362,580	35,885,666	4,585,500
Cash at the end of the year	21,362,580	35,885,666	84,850,995	10,906,438

Supplementary cash flow information
Cash paid for income tax	2,619,407	2,697,998	1,671,400	214,836
Cash paid for interest expense	–	–	–	–

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

In August 2022, we completed a reorganization of Pure Beauty under common control of its then existing shareholders, who collectively owned all of the equity interests of Raytech prior to the reorganization. Raytech and Pure Beauty are under common control which results in the consolidation of Pure Beauty at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Raytech.

The consolidated financial statements reflect the activities of each of the following entities as of the date of this annual report:

Name	Background	Ownership	Principal activities
Raytech Holding Limited (“Raytech”)	● A BVI company ● Incorporated on June 24, 2022	-	Investment holding

Pure Beauty Manufacturing Company Limited (“Pure Beauty”)	● A Hong Kong company ● Incorporated on April 15, 2013	100% owned by Raytech	Engaged in the sourcing and wholesaling of personal care electrical appliances

Raytech Innovation Limited (“Innovation”)	● A Hong Kong company ● Incorporated on May 6, 2025	100% owned by Raytech	Dormant

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of plant and equipment, the recoverability of long-lived assets and implicit interest rate of operating leases. Actual results could differ from those estimates.

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

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Inflation Risk

Management monitors changes in price levels. Historically inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

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

Convenience translation

Translations of amounts in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from HKD into US$ as of and for the year ended March 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.7799, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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

Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of March 31, 2024 and 2025, the Company had HKD35,885,666 and HKD84,850,995 (US$10,906,438) in cash and cash equivalents, respectively. The Company maintains its bank accounts in Hong Kong.

Accounts receivable, net

Accounts receivables are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts.

The Company make estimates of expected credit and collectability trends for the allowance for credit losses and allowance for unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Provision for doubtful accounts was nil and nil as of March 31, 2024 and 2025, respectively.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Merchandise inventories, net

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended March 31, 2024 and 2025, no merchandise inventory reserve was recorded because no slow-moving, obsolete, or damaged merchandise inventory was identified.

Prepayments

Prepayments primarily consist of prepaid expenses. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of March 31, 2024 and 2025, no allowance was deemed necessary.

Deferred initial public offering (“IPO”) costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. During the year ended March 31, 2025, the Company recorded nil (2024: HKD2,075,897) related to the IPO. As of March 31, 2024 and 2025, the accumulated deferred IPO costs were HKD5,252,768 and nil, respectively.

Long-term deposits

Long-term deposits are mainly for rent, utilities and money deposited with certain manufacturers. These amounts are refundable and bear no interest. The long-term deposits are refunded from manufacturers when the terms and conditions set forth in the agreements have been satisfied.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

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

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2024 and 2025, no impairment of long-lived assets was recognized.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

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

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract costs as of March 31, 2024 and 2025.

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other services. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of March 31, 2024 and 2025, the contract liabilities of the Company amounted to HKD1,008,415 and HKD501,804 (US$64,500), respectively.

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

Merchandise costs

Cost of sales of beauty products, personal care products and other products, which are directly related to revenue-generating transactions, primarily consist of the cost of purchasing of products.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of motor vehicle running expenses, travelling and entertainment and general administrative expenses such as staff costs, rental expenses, depreciation, legal and professional fees and other miscellaneous administrative expenses.

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

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Employee Benefit (cont.)

An employee is entitled to paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from 7 days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

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

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is not currently subject to tax in the British Virgin Islands.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2023, 2024 and 2025.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2023, 2024 and 2025, there were no dilutive shares.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents as well as accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these service customers. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service customers and other information.

Concentration of customers

As of March 31, 2024, two customers, who are distributors represent and sell brands of well-known manufacturers from Japan, the U.S., UK, Europe and Australia, accounted for 72.1% and 27.9% of the Company’s total accounts receivable, respectively.

As of March 31, 2025, two customers, who are distributors represent and sell brands of well-known manufacturers from Japan, the U.S., UK, Europe and Australia, accounted for 50.9% and 49.1% of the Company’s total accounts receivable, respectively.

For the years ended March 31, 2023 and 2024, one major customer, who is a distributor represent and sell brands of well-known manufacturers from Japan, accounted for 91.3% and 74.1% of the Company’s total revenues, respectively.

For the year ended March 31, 2025, two customers, who are distributors represent and sell brands of well-known manufacturers from Japan, the U.S. Europe and Australia, accounted for 64.0% and 29.5% of the Company’s total revenues, respectively.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Concentration of manufacturers

As of March 31, 2024, one manufacturer accounted for 97.1% of the total balance of accounts payable. The manufacturer is a related party, which was disclosed in Note 10 to the consolidated financial statements.

As of March 31, 2025, two manufacturers accounted for 82.6% and 14.4% of the total balance of accounts payable, respectively. These two manufacturers are related parties, which were disclosed in Note 10 to the consolidated financial statements.

For the year ended March 31, 2023, two manufacturers accounted for 83.1% and 10.4% of the total purchases respectively. One of the manufacturers is a related party, which was disclosed in Note 10 to the consolidated financial statements.

For the year ended March 31, 2024, one manufacturer accounted for 88.5% of the total purchases. The manufacturer is a related party, which was disclosed in Note 10 to the consolidated financial statements.

For the year ended March 31, 2025, one manufacturer accounted for 88.2% of the total purchases. The manufacturer is a related party, which was disclosed in Note 10 to the consolidated financial statements.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments. The Company operates and manages its business as one operating and reportable segment. The Company’s Chief Executive Officer (“CEO”) is considered the Chief Operating Decision Maker (“CODM”). The CODM evaluates the Company’s financial performance and allocates resources on a consolidated basis, using single measure of operating profit and a total of expense amount. No disaggregated expense categories are regularly reviewed by the CODM. As such, the Company has not identified any segment expense categories that meet the criteria for disclosure under ASC280, as amended by 2023-07. All of the Company’s long-lived assets are located in Hong Kong. As such, one reportable geographic segment is being presented.

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

The following table presents the Company’s revenue disaggregated by product categories for the years ended March 31, 2023, 2024 and 2025, respectively:

	For the years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Sales of products
Hair styling series	28,202,591	31,833,932	37,638,290	4,837,889
Trimmer series	8,573,741	22,684,148	33,613,971	4,320,617
Eyelash curler	1,407,342	804,863	453,378	58,276
Nail care series	1,217,577	1,413,106	1,524,503	195,954
Other personal care appliances	2,981,513	3,230,238	2,539,484	326,416
	42,382,764	59,966,287	75,769,626	9,739,152

Sales of tooling	3,135,475	7,006,014	2,969,938	381,745

Total	45,518,239	66,972,301	78,739,564	10,120,897

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31,
	2024	2025	2025
	HKD	HKD	US$
Accounts receivable	14,557,523	8,144,307	1,046,839
Less: allowance for doubtful accounts	–	–	–
Accounts receivable, net	14,557,523	8,144,307	1,046,839

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — ACCOUNTS RECEIVABLE, NET (cont.)

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of March 31,
	2024	2025	2025
	HKD	HKD	US$
Within 30 days	14,547,396	8,144,307	1,046,839
Within 31 to 60 days	10,127	–	–
Total accounts receivable, net	14,557,523	8,144,307	1,046,839

There was no provision of doubtful debts for the years ended March 31, 2024 and 2025, respectively.

Note 5 — MERCHANDISE INVENTORIES, NET

Merchandise inventories, net, consisted of the following:

	As of March 31,
	2024	2025	2025
	HKD	HKD	US$
Hair styling series	911,875	1,345,908	172,998
Trimmer series	23,398	533,172	68,532
Nail care series	258,628	–	–
Other personal care appliances	661,785	355	46
Less: inventory allowances	–	–	–
Merchandise inventories, net	1,855,686	1,879,435	241,576

There was no inventory impairment for the years ended March 31, 2024 and 2025, respectively.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PLANT AND EQUIPMENT, NET

Plant and equipment, net, consisted of the following:

	As of March 31,
	2024	2025	2025
	HKD	HKD	US$
Office equipment	52,596	21,508	2,765
Office furniture and fixtures	11,700	–	–
Subtotal	64,296	21,508	2,765
Less: accumulated depreciation	(64,296)	(21,508)	(2,765)
Plant and equipment, net	–	–	–

Depreciation expenses recognized for the years ended March 31, 2024 and 2025 amounted to HKD4,868 and nil, respectively.

No impairment loss had been recognized during the years ended March 31, 2024 and 2025, respectively.

Note 7 — ACCRUALS

Accruals consisted of the following:

	As of March 31,
	2024	2025	2025
	HKD	HKD	US$
Professional fee	35,000	1,124,186	144,499
Employee payroll and other benefits	377,056	11,322	1,455
Commission	606,562	650,806	83,653
Total accruals	1,018,618	1,786,314	229,607

Note 8 — CONTRACT LIABILITIES

Movement in contract liabilities, consisted of the following:

	As of March 31,
	2024	2025	2025
	HKD	HKD	US$
At the beginning	1,705,854	1,008,415	128,856
Receipt from the clients	1,288,856	2,322,300	298,500
Revenue recognized during the year	(1,986,295)	(2,827,605)	(363,450)
Exchange alignment	-	(1,306)	594
At the end	1,008,415	501,804	64,500

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

Taxation in the statement of income represents:

	For the years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Hong Kong profits tax provision for the year:
Current	1,181,056	2,817,000	2,256,487	290,040
Deferred	–	–	–	–
	1,181,056	2,817,000	2,256,487	290,040

The following table reconciles Hong Kong statutory rates to the Company’s effective tax rate:

	For the years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Income before tax	7,473,926	12,753,794	10,524,854	1,352,826
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%	16.50%
Income tax expense computed at statutory rate	1,233,198	2,104,376	1,736,601	223,216
Reconciling items:
Non-deductible items in Hong Kong	–	272,376	1,025,705	131,840
Non-taxable items in Hong Kong	(46,142)	(608,034)	(504,319)	(64,823)
Under provision for prior year	–	1,051,282	–	–
Tax credit	(6,000)	(3,000)	(1,500)	(193)
Effective income tax expenses	1,181,056	2,817,000	2,256,487	290,040

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2024 and 2025, the Company did not have any unrecognized tax benefits. For the years ended March 31, 2023, 2024 and 2025, the Company had no unrecognized tax benefits.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Parties	Relationship to the Company
Mr. Ching Tim Hoi (“Mr. Ching”)	Controlling shareholder, CEO and Chairman of the Company and Director of Pure Beauty, Director of Raytech Holdings Company Limited, and Executive Director of Zhongshan Raytech
Mr. Ling Chun Yin (“Mr. Ling”)	Director of the Company, and assistant to CEO of Pure Beauty
Zhongshan Raytech Electric Appliances Manufacturing Company Limited (“Zhongshan Raytech”)	An entity controlled by Mr. Ching
Raytech Holdings Company Limited	An entity controlled by Mr. Ching

a.	Amount due from a director

			As of March 31,
Name of related party	Relationship	Nature of transactions	2024	2025	2025
			HKD	HKD	US$
Mr. Ching	Mr. Ching is a director of Pure Beauty	The receivable represented payments made on behalf of the director and shareholder by Pure Beauty. The loan agreement provides that borrowings are interest-free and are payable on demand. The amount was wholly settled in cash subsequently on June 28, 2024.	145,166	-	-
		Total	145,166	-	-

b.	Accounts payable - related parties

Due to related parties consisted of the following:

	As of March 31,
Name of related parties	2024	2025	2025
	HKD	HKD	US$
Zhongshan Raytech	24,278,340	12,759,342	1,640,039
Raytech Holdings Company Limited	-	2,225,051	286,000
Total	24,278,340	14,984,393	1,926,039

These accounts payable to related parties was related to products purchased from these related parties. See “—Purchase from Related Parties” in Note 10 to the consolidated financial statements for more information.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Related party balances and transactions (cont.)

Related party transactions

c.	Purchase products from related parties

	For the years ended March 31,
Name of related parties	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Zhongshan Raytech	28,301,082	47,704,656	53,756,425	6,909,655
Raytech Holdings Company Limited	-	-	2,225,051	286,000
Total	28,301,082	47,704,656	55,981,476	7,195,655

d.	Office leasing from a related party

	For the years ended March 31,
Name of a related party	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Raytech Holdings Company Limited	-	-	300,000	38,561
Total	-	-	300,000	38,561

e.	Commission paid to a related party

	For the years ended March 31,
Name of a related party	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Mr. Ling	-	-	487,216	62,625
Total	-	-	487,216	62,625

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

On May 15, 2024, the Company issued 1,500,000 Ordinary Shares and on July 5, 2024, the Company issued 113,083 Ordinary Shares.

Dividend

During the years ended March 31, 2024 and 2025, the Company has not declared any dividend.

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

Note 13 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions that from March 31, 2025 up through July 24, 2025, which is the date that these consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these consolidated financial statements, other than disclosed below.

On June 30, 2025, the Company completed its public placement. In this placement, the Company issued 25,985,000 Ordinary Shares at a price of US$0.2 per share. The Company received gross proceeds in the amount of US$5,197,000 before deducting any placement agency’s discounts or expenses.