Form 20-F
period 2026-03-31
Raytech Holding Ltd
filed 2026-07-31
CIK 1948443

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary Shares $0.0001 par value per share	RAY	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Ordinary Shares as of the close of the period covered by the annual report:

As of March 31, 2026, the issuer had 2,724,911 Ordinary Shares issued and outstanding. As of the date hereof, the issuer had 5,874,743 Ordinary Shares issued and outstanding.

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

●	“BVI” are to the “British Virgin Islands”;

●	“BVI Act” are to the BVI Business Companies Act (Law Revision 2020) (as amended);

●	“China” or the “PRC” are to the People’s Republic of China;

●	the “Company” or “Raytech Holding” are to Raytech Holding Limited, a BVI company;

●	“Fluxen” are to Fluxen Limited, a company incorporated under the laws of Hong Kong with limited liability on June 12, 2026, a 60%-owned subsidiary of the Company.

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“HKD” or “HK Dollar” are to the legal currency of Hong Kong;

●	“Mainland China” are to the mainland of the People’s Republic of China excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this Annual Report only;

●	“Pure Beauty” are to Pure Beauty Manufacturing Company Limited, a company incorporated under the laws of Hong Kong with limited liability on April 15, 2013, a wholly-owned subsidiary of the Company;

●	“Raytech Innovation” are to Raytech Innovation Limited, a company incorporated under the laws of Hong Kong with limited liability on May 6, 2025, a wholly-owned subsidiary of the Company;

●	“$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States;

●	“shares” or “Ordinary Shares” are to the ordinary shares of Raytech Holding Limited, par value $0.0001 per share.

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	“we”, “us”, or the “Group” in this Annual Report are to Raytech Holding Limited, a BVI company and its subsidiaries, Pure Beauty Manufacturing Company Limited, Raytech Innovation Limited, Fluxen Limited and Worry free Group (Hong Kong) Limited, each a company incorporated under the laws of Hong Kong, unless the context otherwise indicates;

●	“Worry free” are to Worry free Group (Hong Kong) Limited, a company incorporated under the laws of Hong Kong with limited liability on April 8, 2024, a wholly-owned subsidiary of Raytech Innovation;

Raytech Holding does not have any material operations of its own and Raytech Holding is a holding company with operations conducted in Hong Kong through its Hong Kong subsidiaries, Pure Beauty, Raytech Innovation, Fluxen and Worry free, using Hong Kong dollars, the currency of Hong Kong. Raytech Holding’s reporting currency is Hong Kong dollars. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Translations of amounts in the consolidated balance sheet, consolidated statements of income, consolidated statements of cash flows and the section titled “Compensation - Compensation of Executive Officers” from HKD into USD as of and for the year ended March 31, 2026 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.8400, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate; Translations of the relevant amount from HKD into US$ as of and for the year ended March 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.7799, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such a rate, or at any other rate.

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

Risks Related to Our Business. See “Item 3. Key Information— Risk Factors — Risks Related to Our Business” starting on page 6 of this Annual Report.

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our products, in which case our revenues and profitability could decline.

●	Our revenues, operating income and cash flows are likely to fluctuate.

●	Our expansion into the personal health care electronics sector is relatively new, and we may not successfully develop or commercialize products or services in this area.

●	Our expansion into new sector may require significant investment, and we may not realize an adequate return on such investment.

●	Personal health care electronic products may not perform as expected for all users, which could result in customer dissatisfaction, reputational harm, or liability exposure.

●	We may not realize the anticipated benefits of our acquisition of Worry free Group (Hong Kong) Limited, which also exposes us to integration and financial risks.

●	We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

●	We rely heavily on one manufacturer, which we are affiliated with. A loss of this manufacturer could significantly negatively affect our business.

●	Risks associated with our major manufacturer in mainland China could adversely affect our business, financial condition and results of operations.

●	Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions.

●	We may not manage our growth effectively, and our profitability may suffer.

●	Our reputation is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

●	We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

●	If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

●	We cannot assure that we could retain effective intellectual property rights.

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

●	Compromises of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results.

●	Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

●	Two of our largest shareholders may continue to exert substantial influence over the Company following the Offering, and their interests may not be aligned with those of our other shareholders.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

●	Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

●	Members of our management team may in the future be involved in governmental investigations and civil litigations relating to the business affairs of companies with which they are, were or may in the future be affiliated with.

●	If Raytech Holding becomes directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, Raytech Holding may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in Raytech Holding’s stock, especially if such matter cannot be addressed and resolved favorably.

●	If we fail to compete effectively, we may miss new business opportunities or lose existing customers, and our revenues and profitability may decline.

●	If we are unable to rely on the services and connections of our key personnel, or retain the current key personnel, our business could be adversely affected.

●	Certain of our officers or directors may have actual or potential conflicts of interest because of their equity interests in or positions with Raytech Holdings and Zhongshan Raytech.

●	Our employees may leave us to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

●	The business and sales of our subsidiary, Pure Beauty, are subject to the business strategies of the brand owners.

●	We cannot assure you that our products can meet consumer preferences and needs, and will continue to gain market acceptance and secure market share.

●	We rely on external manufacturers for the production of some of our products.

●	Our operating results may fluctuate due to seasonality and other factors.

●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

●	Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

●	Our results of operations may be adversely affected by significant share-based compensation expenses, and the issuance of shares under our equity incentive plans will dilute existing shareholders.

Risks Related to Our Corporate Structure. See “Item 3. Key Information— Risk Factors — Risks Related to Our Corporate Structure” starting on page 17 of this Annual Report.

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of Raytech Holding’s subsidiaries to make payments to it could have a material adverse effect on Raytech Holding’s ability to conduct its business.

●	Raytech Holding’s lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of Raytech Holding’s Ordinary Shares.

●	If Raytech Holding ceases to qualify as a foreign private issuer, Raytech Holding would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and Raytech Holding would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

●	Raytech Holding is an “emerging growth company” within the meaning of the Securities Act, and if Raytech Holding takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare Raytech Holding’s performance with other public companies.

●	Raytech Holding incurs increased costs as a result of being a public company, particularly after Raytech Holding ceases to qualify as an “emerging growth company.”

Risks Related to Doing Business in Hong Kong. See “Item 3. Key Information— Risk Factors — Risks Related to Doing Business in Hong Kong” starting on page 19 of this Annual Report.

All of our operations are in Hong Kong, so we face risks and uncertainties related to doing business in Hong Kong in general, including, but not limited to, the following:

●	All of our subsidiaries’ operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. The government of mainland China may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact Raytech Holding’s subsidiary.

●	There are political risks associated with conducting business in Hong Kong.

●	There remain some uncertainties as to whether we will be required to obtain approvals from mainland China and Hong Kong authorities to list additional Raytech Holding’s securities on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.

●	Rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing were released by CSRC and became effective. The government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer its Ordinary Shares to investors and could cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within mainland China.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Raytech Holding or its management named in the Annual Report based on Hong Kong laws.

●	We may be affected by the currency peg system in Hong Kong.

Risks Related to Our Ordinary Shares. See “Item 3. Key Information— Risk Factors — Risks Related to Our Ordinary Shares” starting on page 27 of this Annual Report.

In addition to the risks described above, we are subject to general risks and uncertainties related to our Ordinary Shares, including, but not limited to, the following:

●	Although the audit report included in this Annual Report is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in Raytech Holding’s securities may be prohibited under the HFCA Act if the SEC subsequently determines Raytech Holding’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist Raytech Holding’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

●	Raytech Holding’s Ordinary Shares are thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	The market price for our shares may be volatile.

●	Substantial future sales of Raytech Holding’s Ordinary Shares or the anticipation of future sales of Raytech Holding’s Ordinary Shares in the public market could cause the price of Raytech Holding’s Ordinary Shares to decline.

●	Raytech Holding does not intend to pay dividends for the foreseeable future.

●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding Raytech Holding’s Ordinary Shares, the price of Raytech Holding’s Ordinary Shares and trading volume could decline.

●	Raytech Holding may experience extreme stock price volatility unrelated to its actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of Raytech Holding’s Ordinary Shares, and such volatility may subject Raytech Holding to securities litigation.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Raytech Holding is incorporated under British Virgin Islands law.

●	As a foreign private issuer, Raytech Holding is permitted to, and Raytech Holding will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection for holders of Raytech Holding’s shares.

●	If Raytech Holding cannot continue to satisfy the initial listing requirements and other rules of the Nasdaq Capital Market, although it is exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, Raytech Holding’s securities may be delisted, which could negatively impact the price of Raytech Holding’s securities and your ability to sell them.

●	Because our business is conducted in Hong Kong dollars and the price of Raytech Holding’s Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

●	There can be no assurance that Raytech Holding will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of Raytech Holding’s Ordinary Shares.

●	The imposition of tariffs and escalating trade tensions have adversely affected, and may continue to adversely affect, our revenue and results of operations.

●	We received a deficiency notice from Nasdaq regarding the minimum bid price requirement, and we may be unable to maintain compliance with Nasdaq continued listing requirements in the future.

●	The share consolidation may not result in a sustained increase in the market price of our Ordinary Shares.

●	Future issuances of our Ordinary Shares, including under our shelf registration statement, may cause substantial dilution and adversely affect the market price of our Ordinary Shares.

●	We have engaged in transactions with related parties and have relied on the home country practice exemption from Nasdaq shareholder-approval requirements.

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

We experience fluctuations in our revenues and cost structure and the resulting operating income and cash flows and expect that this will continue to occur in the future. We may experience fluctuations in our annual and quarterly financial results, including revenues, operating income and earnings per share, for reasons that may include: (i) the number, size, timing and duration of customer orders for our personal care electrical appliances and of engagements for our product design and development, project advisory and marketing solutions services; (ii) the timing of revenue recognition under U.S. GAAP, including revenue recognized over time on a cost-to-cost basis for our design and development and project advisory services; (iii) the mix of revenue between sales of products, sales of tooling and our service lines, which carry different margins; (iv) the geographic locations of our customers and the markets into which they sell; (v) the length of billing and collection cycles and changes in amounts that may become uncollectible, in particular for our service businesses; (vi) the imposition of tariffs and other trade measures affecting products manufactured in mainland China; (vii) business and asset acquisitions, including our acquisition of Worry free; (viii) fluctuations in the exchange rates of various currencies against the U.S. dollar; and (ix) economic and geopolitical factors beyond our control.

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

Our expansion into the personal health care electronics sector is relatively new, and we may not successfully develop or commercialize products or services in this area.

We are expanding our strategic focus to include services relating to the design, development and consultation of personal health care electronic products. This business line is relatively new to us, and we have limited operating history in this sector. The development and commercialization of personal health care electronic products involve numerous risks, including technical feasibility challenges, evolving consumer preferences, supply chain complexities, and competitive pressures. We may encounter delays, cost overruns, design defects, or performance issues in developing such products. There can be no assurance that this expansion will generate meaningful revenues or achieve profitability. If we are unable to successfully execute our strategy in this area, our financial condition, results of operations and prospects may be adversely affected.

Our expansion into personal health care electronics may require significant investment, and we may not realize an adequate return on such investment.

The development of personal health care electronic products and related services may require significant expenditures, including costs associated with research and development, product design, regulatory compliance, testing, marketing, and working capital. We may need to devote substantial management time and financial resources to this business line. If anticipated demand does not materialize, or if we fail to achieve expected pricing or market acceptance, we may not recover our investments, which could materially and adversely affect our operating results and liquidity.

Personal health care electronic products may not perform as expected for all users, which could result in customer dissatisfaction, reputational harm, or liability exposure.

The effectiveness and user experience of personal health care electronic products may vary significantly depending on individual health conditions, usage patterns, environmental factors, and other variables beyond our control. Products may not deliver the results or benefits expected by customers, whether due to inherent technological limitations, improper use, or differences in individual physiology. Any failure of our products or services to meet customer expectations could lead to negative publicity, customer complaints, returns, warranty claims, or potential product liability claims. Such events could harm our reputation and adversely affect our business and financial results.

We may not realize the anticipated benefits of our acquisition of Worry free Group (Hong Kong) Limited, which also exposes us to integration and financial risks.

On December 23, 2025, our subsidiary Raytech Innovation Limited agreed to acquire 100% of the issued share capital of Worry free Group (Hong Kong) Limited for an aggregate consideration of US$6,099,000, comprising US$4,099,000 in cash and a US$2,000,000 promissory note bearing interest at 2% per annum and maturing on the second anniversary of its issuance. We may fail to integrate the acquired business successfully, to realize the anticipated benefits, or to identify liabilities accurately, and the acquisition has given rise to goodwill that may become impaired. Servicing the promissory note will also require cash resources. Any of these factors could materially and adversely affect our business, financial condition and results of operations.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We are engaged in the sourcing and wholesaling of personal care electrical appliances for international brand owners, with manufacturing outsourced to external manufacturers, and, since fiscal 2026, the provision of product design and development services, project advisory services and marketing solutions services. We derive a significant portion of our revenues from a few major customers. We currently have two major customers: (i) Koizumi Seiki Corp., a Japanese company, having been doing business for over 300 years since 1716, which is one of the leading corporations specialized in small appliance market in Japan; the current contract we have with Koizumi Seiki Corp. was executed on July 1, 2014, automatically renewable on annual basis unless otherwise terminated by either party with a notice given at least six months prior to the expiration of then existing term of the contract; and (ii) another customer, a U.S. home appliance manufacturer.

For the year ended March 31, 2024, two major customers accounted for 74.1% and 16.5% of the Company’s total revenues, respectively, and for the year ended March 31, 2025, two major customers accounted for 64.0% and 29.5% of the Company’s total revenues, respectively. For the year ended March 31, 2026, one customer accounted for 62.5% of the Company’s total revenues.

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

We rely heavily on one manufacturer, which we are affiliated with. A loss of this manufacturer could significantly negatively affect our business.

We rely on a limited number of manufacturers who are responsible for manufacturing hair care and skincare products. For the years ended March 31, 2026 and 2025, we relied on Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. (“Zhongshan Raytech”), a factory located in Zhongshan, China, and is owned by Mr. Ching Tim Hoi, who is also our founder, CEO and director as our major manufacturers. The current contract we have with Zhongshan Raytech was executed on January 1, 2021, automatically renewable on an annual basis unless otherwise terminated by either party with a notice given at least six months prior to the expiration of then-existing term of the contract. Pursuant to each contract with Zhongshan Raytech, we place orders with the manufacturer based on orders from our customers and the manufacturer is responsible to manufacture the products according to the requirements of each order. For the year ended March 31, 2025, payments to Zhongshan Raytech accounted for 88.2% of the total purchases of the Company. For the year ended March 31, 2026, payments to Zhongshan Raytech accounted for 62.1% of the total purchases of the Company.

We do not currently have other reliable alternatives or replacements for Zhongshan Raytech. This reliance on a limited number of manufacturers increases our risks. If we experience a significant increase in demand of our products, or if we need to replace an existing manufacturer, we may not be able to supplement service or replace them on acceptable terms, which may undermine our ability to deliver products to our customers in a timely manner. Identifying and approving suitable manufacturers could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant manufacturer would have an adverse effect on our business, financial condition and results of operations. In addition, our manufacturers may face supply chain risks and constraints of their own, which may impact on the availability and pricing of our products and delay for the deliveries of our products.

Risks associated with our major manufacturer in mainland China could adversely affect our business, financial condition and results of operations.

We relied on one major manufacturer, Zhongshan Raytech, which is located in Zhongshan, mainland China. Zhongshan Raytech is a related party of the Company. As of March 31, 2026, Zhongshan Raytech accounted for 62.1% of our total purchases. For the year ended March 31, 2025, payments to Zhongshan Raytech accounted for 88.2% of the total purchases of the Company. We depend on our ability to provide our customers with a wide range of products from our major manufacturers in a timely and efficient manner. Political and economic instability, global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, the financial stability of our manufacturers, our manufacturers’ ability to meet our standards, labor problems experienced by such manufacturers, the availability or cost of raw materials, merchandise quality issues, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation, and other factors relating to our manufacturers are beyond our control. As an example, the any pandemic could adversely impact such manufacturer facilities and operations due to extended holidays, factory closures and risks of labor shortages, among other things, which may materially and adversely affect our business, financial condition and results of operations.

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

We also are unable to predict whether Zhongshan Raytech in the future will be subject to new, different, or additional trade restrictions imposed by the PRC or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from manufacturers, including the imposition of additional export restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of products available to our customers and materially adversely affect our financial performance as well as our reputation. Furthermore, our manufacturer operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries and regions, restrictions on the transfer of funds or other trade disruptions.

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

A substantial portion of our accounts receivable arose near the end of fiscal 2026 from our newly launched service businesses, and our operating cash flow for fiscal 2026 was negative; if we are unable to collect these receivables in a timely manner or to obtain external financing on acceptable terms, our liquidity and financial condition would be materially and adversely affected.

Our service businesses, conducted through Raytech Innovation and Worry free, commenced or were acquired during fiscal 2026 and expanded significantly toward the end of the year. As a result, our total accounts receivable increased to HKD67,775,993 (US$8,644,897) as of March 31, 2026 from HKD8,144,307 as of March 31, 2025, and we recorded net cash used in operating activities of HKD14,511,287 ( US$1,850,928) for the year ended March 31, 2026. We have to date relied in part on external financing to fund our working capital, including our June 2026 registered direct offering under our Form F-3 shelf registration statement, which raised net proceeds of approximately US$6.08 million. If our service customers fail to settle their balances within the agreed credit periods, if we are required to record allowances for credit losses, or if additional financing is not available on acceptable terms or at all, our liquidity, financial condition and results of operations could be materially and adversely affected, and our shareholders could experience dilution from future equity financings.

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

We cannot make assurances that the steps we have taken or will take in the future to protect our intellectual property rights are or will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. As of the date of this Annual Report, neither we nor our subsidiaries own any registered trademarks in any jurisdiction. We intend to register Pure Beauty’s trademarks in Hong Kong to secure trademark protection after seeking professional advice. However, whilst registration will usually confirm ownership and subsistence of rights, some registrations can still be challenged due to prior existing rights. We cannot assure you that in the future our intellectual property rights registrations will be complete or invulnerable.

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

Two of our largest shareholders may continue to exert substantial influence over the Company following the Offering, and their interests may not be aligned with those of our other shareholders.

Following the closing of the offering of our Ordinary Shares pursuant to our registration statement on Form F-3 (File No. 333-290696), which was declared effective by the Securities and Exchange Commission on December 18, 2025, and the related prospectus supplement dated June 18, 2026, WK Frater Holdings Limited and Fortune Genesis Holdings Limited each beneficially own approximately 17.01% of our outstanding Ordinary Shares. As a result of their significant ownership positions, these shareholders may be able to exert substantial influence over matters requiring shareholder approval, including the election and removal of directors, amendments to our memorandum and articles of association, and the approval of significant corporate transactions such as mergers, business combinations or asset sales.

The concentration of ownership in these shareholders may also have the effect of delaying, deterring or preventing a change in control of the Company, and may discourage potential acquirers from making an offer for our securities. In addition, the interests of these shareholders may differ from those of our other shareholders. They may vote their shares in a manner that advances their own interests, which may not be aligned with the interests of the Company or our other shareholders. Any such actions could adversely affect our corporate governance, strategic direction, and the market price of our ordinary shares.

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

If Raytech Holding becomes directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price and reputation and could result in a loss of your investment in Raytech Holding’s stock, especially if such matter cannot be addressed and resolved favorably.

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

The market for some of our products and services is highly competitive. We do not compete against the same companies for all of our products and services or in all geographic regions. Instead, we compete with different companies depending on the particular types of requested products and services and the location of the customer or delivery of the products and services. Our operations are highly competitive.

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

Raytech Holding’s CEO and director, Mr. Ching, has ownership of Zhongshan Raytech and Raytech Holdings Company Limited, on which we rely for manufacturing collaboration, create, or may create the appearance of, conflicts of interest when these officers or directors are faced with decisions that could have different implications for Zhongshan Raytech and Raytech Holdings Company Limited than for us. These potential conflicts could arise, for example, over matters such as the desirability of changes in our business and operations, funding and capital matters, regulatory matters, and contractual arrangements.

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

The business and sales of our subsidiary, Pure Beauty, are subject to the business strategies of the brand owners.

For the years ended March 31, 2026 and March 31, 2025, our revenue generated from Pure Beauty’s trading section was attributed to sales of branded products sourced from brand owners by our customers in Japan, U.S., Europe and Australia. Our business and sales are heavily dependent on the market receptiveness of, and demand for, the products being provided by various brand owners. The overall business strategies and product development plans adopted by these brand owners and their ability to maintain and develop the brands are therefore essential to our business.

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

We rely on external manufacturers for production of all of our personal care electrical appliances products.

We do not have any production facilities or production lines of our own. Our personal care electrical appliances products are sourced from related and independent external manufacturers in mainland China. Our control over these external manufacturers in respect of their production process and quality of products is limited. We cannot assure that (i) there will not be any unexpected interruption of supply of products by these external manufacturers due to any reason beyond our control or expectation, such as introduction of new regulatory requirements, import restrictions, revocation of business licenses, power interruptions, fires or other force majeure; or (ii) the products provided to us by these external manufacturers can meet our quality requirements. Any such problems in relation to the supply of our products by external manufacturers could have a material adverse impact on our business.

Our operating results may fluctuate due to seasonality and other factors.

Our sales of personal care electrical appliances are subject to a certain degree of seasonal fluctuations. Generally, demand for our beauty device products is relatively higher during spring season from March to June. Sales may also fluctuate during the course of a financial year for a number of other reasons, including the timing of launching new products and advertising and promotional campaigns. As a result, these seasonal consumption patterns may cause our operating results to fluctuate from period to period.

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

Risks Related to Our Corporate Structure

Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of Raytech Holding’s subsidiaries to make payments to it could have a material adverse effect on Raytech Holding’s ability to conduct its business.

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

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Item 10 – Additional Information – E. Taxation — Hong Kong Profits Taxation” on page 83 of this Annual Report. Any limitation on the ability of Raytech Holding’s Hong Kong subsidiaries to pay dividends or make other distributions to Raytech Holding could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to Raytech Holding’s business, pay dividends, or otherwise fund and conduct its business.

Raytech Holding’s lack of effective internal controls over financial reporting may affect its ability to accurately report its financial results or prevent fraud, which may affect the market for and price of Raytech Holding’s Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to the IPO, Raytech Holding was a private company with limited accounting personnel and other resources for addressing Raytech Holding’s internal control over financial reporting. Raytech Holding’s management has not completed an assessment of the effectiveness of Raytech Holding’s internal control over financial reporting and its independent registered public accounting firm has not conducted an audit of Raytech Holding’s internal control over financial reporting. However, in connection with the audits of Raytech Holding’s consolidated financial statements as of March 31, 2026 and 2025, Raytech Holding and its independent registered public accounting firm identified material weaknesses in Raytech Holding’s internal control over financial reporting as well as other control deficiencies for the above-mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Raytech Holding’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; and ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

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

Risks Related to Doing Business in Hong Kong

All of our subsidiaries’ operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. The government of mainland China may also intervene or impose restrictions on Raytech Holding’s ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain.

We are not based in mainland China and do not have operations in mainland China except that our manufacturers are located in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. For the fiscal years ended March 31, 2026 and 2025, we generated all our revenues from Hong Kong. We believe that, as of the date of this Annual Report, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, and we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture our products, (iii) none of our and our subsidiaries’ clients are located in mainland China, and (iv) we and our subsidiaries possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we do not expect to be materially affected by recent statements by the government of mainland China indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. However, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to the implementation and interpretation of laws and regulations in mainland China.

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

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between Raytech Holding, the ultimate holding company, and our directly and indirectly subsidiaries in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from our subsidiaries. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected, and such measures could materially decrease the value of Raytech Holding’s Ordinary Shares, potentially rendering it worthless.

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

Currently we do not expect the Review Measures to have an impact on the business and operations of Raytech Holding’s Hong Kong subsidiaries, Pure Beauty, Raytech Innovation, Fluxen and Worry free, or any offering, because (i) Our Hong Kong subsidiaries are incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China, and it is unclear whether the Review Measures shall be applied to a Hong Kong company; (ii) as of the date of this annual report, Pure Beauty has not collected and stored personal information of any individual customers of mainland China and possesses personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (ii), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC; and (iii) as of the date of this annual report, neither Pure Beauty nor Raytech Innovation has not been informed by any governmental authority of mainland China of any requirement that it file for a cybersecurity review for the offering. Based on the foregoing, we believe our Hong Kong subsidiaries are not required to pass the cybersecurity review of the CAC in order to list Raytech Holding’s Ordinary Shares in the U.S. Nonetheless, if the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review or if any other PRC government authorities promulgate any interpretation or implementation rules before Raytech Holding’s listing that would require us to go through a cybersecurity review for any offering, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, reputational damage as well as legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

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

As of the date of this Annual Report, we have not declared or paid any cash dividends on our capital shares. If Raytech Holding determines to pay dividends on any of Raytech Holding’s Ordinary Shares in the future, as a holding company, it will be dependent on receipt of funds from its Hong Kong subsidiaries, Pure Beauty, Raytech Innovation, Fluxen and Worry free. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by Raytech Holding.

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

Certain corporate governance practices in the British Virgin Islands, where Raytech Holding was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Raytech Holding is permitted to rely on home country practice with respect to its corporate governance. Raytech Holding has relied on home country practice with respect to certain corporate governance matters, including its reliance on the home country practice exemption in Nasdaq Listing Rule 5615(a)(3) in lieu of the shareholder approval requirements of Nasdaq Listing Rule 5635 in connection with its June 2026 registered direct offering, and may continue to rely on home country practice in the future. If Raytech Holding chooses to follow the British Virgin Islands’ practice in the future, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Risk Factors – Risks Related to Our Ordinary Shares – As a foreign private issuer, Raytech Holding is permitted to, and Raytech Holding will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Raytech Holding’s shares.” on page 32 of this Annual Report.

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

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that Raytech Holding files with the SEC and provides to its shareholders are presented in Hong Kong dollars with convenience translations into United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, although Raytech Holding’s Ordinary Shares are traded in United States dollars, Raytech Holding needs to convert into Hong Kong dollars the net proceeds it receives from capital raising activities, such as its June 2026 registered direct offering, in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect the amount of proceeds Raytech Holding will have available for our business.

There can be no assurance that Raytech Holding will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of Raytech Holding’s Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on Raytech Holding’s current and expected income and assets (taking into account the cash proceeds and the market capitalization following the IPO), Raytech Holding does not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether Raytech Holding is or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of Raytech Holding’s income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with Raytech Holding’s conclusion or that the IRS would not successfully challenge Raytech Holding’s position. Fluctuations in the market price of Raytech Holding’s Ordinary Shares may cause Raytech Holding to become a PFIC for the current or subsequent taxable years because the value of Raytech Holding’s assets for the purpose of the asset test may be determined by reference to the market price of Raytech Holding’s Ordinary Shares. The composition of Raytech Holding’s income and assets may also be affected by how, and how quickly, it uses its liquid assets and the cash raised in the IPO. If Raytech Holding were to be or become a PFIC for any taxable year during which a U.S. Holder holds Raytech Holding’s Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements and increased U.S. federal income tax liability. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. For a more detailed discussion of the application of the PFIC rules to Raytech Holding and the consequences to U.S. taxpayers if Raytech Holding were or are determined to be a PFIC, see “Taxation— Passive Foreign Investment Company.” beginning on page 81 of this Annual Report.

The imposition of tariffs and escalating trade tensions have adversely affected, and may continue to adversely affect, our revenue and results of operations.

Substantially all of our products are manufactured by contract manufacturers located in mainland China and are sold to customers who market them internationally. The imposition of tariffs in early 2025 created instability in the global trading environment and contributed to a decrease in our revenue of 13.1% to HKD37,578,932 for the six months ended September 30, 2025 as compared to the same period in the prior year, although our revenue for the full fiscal year ended March 31, 2026 increased, driven by the commencement of our service businesses and increased sales of new product models. A continuation or escalation of tariffs, retaliatory measures or further deterioration in U.S.-China and global trade relations could reduce demand for our products, disrupt our supply chain, increase our costs and materially and adversely affect our business, financial condition and results of operations.

We received a deficiency notice from Nasdaq regarding the minimum bid price requirement, and we may be unable to maintain compliance with Nasdaq continued listing requirements in the future.

On October 14, 2025, we received a notice from the Nasdaq Listing Qualifications Department that the bid price of our Ordinary Shares had closed below US$1.00 per share for 30 consecutive business days and that we no longer satisfied the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). To regain compliance, we effected a one-for-sixteen share consolidation that became effective on November 7, 2025. Although we regained compliance, there can be no assurance that we will continue to satisfy the minimum bid price requirement or the other continued listing requirements of Nasdaq in the future, and any delisting of our Ordinary Shares would materially and adversely affect their liquidity and market price.

In addition, on July 22, 2026, the SEC approved a Nasdaq rule change requiring the immediate suspension and delisting of any listed company whose market value of listed securities (“MVLS”) falls below $5 million for 30 consecutive business days, subject to limited review by a Nasdaq Hearings Panel. Under the approved rule, a timely request for a hearing will not stay the suspension of trading, and our securities would generally trade on the over-the-counter market during any appeal process. The Nasdaq Hearings Panel may grant a limited exception period (not to exceed 180 days) to demonstrate compliance with initial listing requirements, but there can be no assurance that such relief would be granted.

Our ability to maintain compliance with the $5 million MVLS requirement depends on a number of factors, including the market price of our Ordinary Shares and the number of our issued and outstanding shares. The market price of our Ordinary Shares may be volatile and could decline for reasons beyond our control, including:

●	general market conditions or downturns in the broader equity markets;

●	sector-specific or industry-wide volatility;

●	changes in interest rates or macroeconomic conditions;

●	geopolitical events;

●	actual or perceived short selling activity or other trading dynamics;

●	reduced liquidity or limited public float; and

●	investor perceptions regarding our business, prospects, or financial condition.

If our MVLS were to fall below $5 million for 30 consecutive business days, Nasdaq would issue a staff delisting determination and immediately suspend trading of our Ordinary Shares on Nasdaq. Any suspension or delisting of our Ordinary Shares from Nasdaq could materially and adversely affect our business, financial condition, results of operations, and the value of our Ordinary Shares.

In the event that our Ordinary Shares is delisted from Nasdaq, as a result of our failure to comply with the Minimum Bid Price Requirement, or due to our failure to continue to comply with any other requirement for continued listing on Nasdaq, and is not eligible for listing on another exchange, trading in the shares of our Ordinary Shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our Ordinary Shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

The share consolidation may not result in a sustained increase in the market price of our Ordinary Shares.

The one-for-sixteen share consolidation that became effective on November 7, 2025 reduced the number of our outstanding Ordinary Shares and increased the par value from US$0.00000625 to US$0.0001 per share. The market price of our Ordinary Shares following the share consolidation depends on our performance and other factors unrelated to the number of shares outstanding, and the share consolidation may not result in a sustained increase in the market price or improved liquidity of our Ordinary Shares.

Future issuances of our Ordinary Shares, including under our shelf registration statement, may cause substantial dilution and adversely affect the market price of our Ordinary Shares.

In July 2025 we completed a public offering of Ordinary Shares, and in June 2026 we completed a registered direct offering of 3,149,832 Ordinary Shares (on a post-consolidation basis) under our shelf registration statement on Form F-3 (Registration No. 333-290696), which permits us to offer up to US$500,000,000 of securities from time to time. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our Ordinary Shares in the public market, the trading price of our Ordinary Shares could decline significantly. Similarly, the perception in the public market that our shareholders might sell our Ordinary Shares could also depress the market price of our shares. A decline in the price of our Ordinary Shares might impede our ability to raise capital through the issuance of additional Ordinary Shares or other equity securities. In addition, the issuance and sale by us of additional ordinary shares, or securities convertible into or exercisable for our ordinary shares, or the perception that we will issue such securities, could reduce the trading price for our Ordinary Shares as well as make future sales of equity securities by us less attractive or not feasible. It could also dilute the voting power of our Ordinary Shares.

We have engaged in transactions with related parties and have relied on the home country practice exemption from Nasdaq shareholder-approval requirements.

In our June 2026 registered direct offering, two of the investors, Fortune Genesis Holdings Limited and WK Frater Holdings Limited, are affiliates of certain of our directors and of Mr. Liu Zhiwei, who was our largest shareholder at the time of the offering, and each purchased 999,014 Ordinary Shares on the same terms as the other investors. In connection with that offering, we relied on the home country practice exemption in Nasdaq Listing Rule 5615(a)(3) in lieu of the shareholder approval requirements of Nasdaq Listing Rule 5635. Our reliance on foreign private issuer and home country practice exemptions means our shareholders may not have the same protections afforded to shareholders of companies subject to all Nasdaq corporate governance requirements, and our related-party transactions may present conflicts of interest.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Pure Beauty was incorporated under the laws of Hong Kong with limited liability on April 15, 2013 and our Chief Executive Officer, Mr. Ching, is the founder. In order to prepare for the IPO of the Company, a series of restructuring actions have been taken. In June 2022, Raytech Holding was incorporated under the laws of the British Virgin Islands with the sole purpose being a holding company of Pure Beauty. Upon incorporation, Raytech Holding issued 100 ordinary shares, par value $1.00 per share, to its founders, including Mr. Ching (90 shares) and other minority shareholders (collectively 10 shares) at $1.00 per share. In August 2022, Mr. Ching, as the sole member of Pure Beauty, transferred all outstanding 10,000 shares of Pure Beauty held by him to Raytech Holding, in conjunction with which, Pure Beauty issued additional 790,000 shares to Raytech Holding; resulting in Raytech Holding being the parent company of Pure Beauty, holding a total of 800,000 shares in Pure Beauty. In September 2022, Mr. Ching subsequently transferred 5 shares of Raytech Holding to APTC Holdings Limited, a British Virgin Islands company, and 5 shares of Raytech Holding to Mr. Ling Chun Yin, a director of Raytech Holding and the Assistant to CEO of Pure Beauty at $1.00 per share.

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

The following are the principal capital markets, corporate and business developments during the fiscal year ended March 31, 2026 and through the date of this Annual Report:

On July 1, 2025, we closed a follow-on public offering of 25,985,000 ordinary shares (on a pre-Share Consolidation basis) at a public offering price of US$0.20 per share, for aggregate gross proceeds of approximately US$5.197 million, pursuant to our registration statement on Form F-1 (File No. 333-287842). Upon completion of that offering, we ceased to qualify as a “controlled company” under the Nasdaq listing rules.

On October 14, 2025, we received a notice from Nasdaq that we did not meet the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). On November 7, 2025, we effected a 1-for-16 share consolidation, changing our authorized share capital from 8,000,000,000 ordinary shares of par value US$0.00000625 each to 500,000,000 ordinary shares of par value US$0.0001 each and reducing our issued and outstanding ordinary shares from 43,598,083 to approximately 2,724,880 shares, under a new CUSIP number (G7385S119); we subsequently regained compliance.

On December 18, 2025, our shelf registration statement on Form F-3 (File No. 333-290696), registering the offer and sale of up to US$500,000,000 of our securities from time to time, was declared effective by the SEC.

On December 29, 2025, our wholly-owned subsidiary Raytech Innovation Limited completed the acquisition of 100% of the issued share capital of Worry free Group (Hong Kong) Limited (“Worry free”), a marketing solutions company, from Ms. Wang Yafeng, for aggregate consideration of US$6,099,000 (US$4,099,000 in cash and a US$2,000,000 promissory note bearing interest at 2% per annum and maturing on the second anniversary of issuance).

On January 2, 2026, the Board approved the appointment of Mr. Yuan Tianfu as a director and Dr. Wang Shibin as an independent director of the Company, effective on the same day, to fill the vacancies of the Board.

Beginning in the third quarter of the fiscal year, we commenced a strategic expansion into the provision of services in relation to personal health care electronics, including product design, development and consultation, led by Raytech Innovation Limited.

Subsequent Events

On April 15, 2026, Mr. Liu Haoyuan was appointed as a director and Chairman of the Board, and our founder Mr. Ching Tim Hoi continues to serve as an executive director and our Chief Executive Officer.

On June 12, 2026, the Company incorporated Fluxen Limited in Hong Kong with an initial issued share capital of 10,000 ordinary shares, and on July 8, 2026, Fluxen allotted an additional 6,666 ordinary shares to Yi Fortune Capital (HK) Limited, an independent third party, following which the Company holds 60% of the equity interest in Fluxen. Fluxen is currently dormant and is intended to support the Group’s future export trading business.

Subsequent to March 31, 2026, the amount due to a related party of HKD2,450,000 owed by Worry free to Yuan Chun Holding Co. was fully refunded, as to HKD1,000,000 on April 21, 2026 and as to HKD1,450,000 on May 5, 2026.

On June 29, 2026, we closed a registered direct offering of 3,149,832 Ordinary Shares (on a post-Share Consolidation basis) at a price of US$1.97 per share, for aggregate gross proceeds of approximately US$6.2 million, pursuant to the Form F-3 shelf registration statement. Two of the investors in that offering are affiliates of certain of our directors and of Mr. Liu Zhiwei, who was our largest shareholder at the time of the offering; we relied on the home country practice exemption under Nasdaq Listing Rule 5615(a)(3) in lieu of the shareholder approval requirements of Nasdaq Listing Rule 5635.

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

Our equity structure is a direct holding structure, that is, the overseas entity listed in the U.S., Raytech Holding, directly holds 100% of shares of Pure Beauty, Raytech Holding’s Hong Kong operating entity, 100% of shares of Raytech Innovation, and 60% of Fluxen. Raytech Innovation is holding 100% of shares of Worry free. Cash is transferred through our organization in the following manner: (i) funds may be transferred from Raytech Holding, the holding company incorporated in the British Virgin Islands to Pure Beauty, Raytech Innovation, Fluxen or Worry free in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Pure Beauty, Raytech Innovation, Fluxen or Worry free to Raytech Holding. Each of Pure Beauty, Raytech Innovation, Fluxen or Worry free is permitted under the laws of Hong Kong to provide funding to Raytech Holding through dividend distribution without restrictions on the amount of the funds or restrictions on foreign exchange. If Raytech Holding intends to distribute dividends to its shareholders, it will depend on payment of dividends from Pure Beauty, Raytech Innovation, Fluxen or Worry free to Raytech Holding in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by Raytech Holding to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. If Pure Beauty, Raytech Innovation, Fluxen or Worry free incurs debt on its own in the future, the instruments governing such debt may restrict Pure Beauty, Raytech Innovation, Fluxen or Worry free’s ability to pay dividends, make distribution or transfer funds to Raytech Holding. Subject to the BVI Act and our amended and restated memorandum and articles of association, Raytech Holding’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of Raytech Holding’s assets will exceed its liabilities and Raytech Holding will be able to pay its debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

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

During the year ended March 31, 2026, (i) there is additional paid-in capital HKD14,179,000 provided by sole shareholder as capital injection, without allotting and issuing new shares to fund the development of its service businesses, including the cash consideration for the acquisition of Worry free, and (ii) Pure Beauty declared a dividend of HKD14,177,800 to its immediate holding company, which was eliminated on consolidation. Other than the foregoing, no cash or other asset transfers have occurred among the Company and its subsidiaries in the reporting periods presented in this Annual Report.

Currently, substantially all of our operations are in Hong Kong. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from Raytech Holding to any of its subsidiaries or from any of its subsidiaries to Raytech Holding and the investors in the U.S.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

See “Dividend Policy” on page 75 and “Risk Factors – Risks Related to Our Corporate Structure – Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements Raytech Holding may have, and any limitation on the ability of its subsidiaries to make payments to Raytech Holding could have a material adverse effect on Raytech Holding’s ability to conduct its business.” on page 17 for more information.

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

Foreign Private Issuer Status

We are incorporated in the British Virgin Islands, and more than 50% of our issued and outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4I under the Exchange Act. As a result, we are not subject to the same reporting requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

●	we are not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 (b) of the Exchange Act requiring insiders to file trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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

B. Business Overview

Business Overview

Leveraging our expertise in the personal care electrical appliance industry, we aim to promote consumer lifestyles and drive the awareness of personal grooming. Through Raytech Holding’s wholly-owned subsidiaries in Hong Kong, we principally engage in the sourcing and wholesaling of personal care electrical appliances for international brand owners. We also provide product design, development and consultations collaboration as a value-added service for our customers. Our current customers focus on marketing their personal care electrical appliances products mainly in Japan. Commencing our operation in 2013, we have accumulated over 10 years of experience in the industry.

The Company previously has decided to expand its strategic focus toward the personal health care electronics sector, with contemplated services in product design, development, and consultation to address growing demand for wellness technology. As of the date of this annual report, the Company has commenced substantive operations and generated material revenues in this line of business.

Currently, the Company has three reportable segments: (i) sourcing and wholesaling of personal care electrical appliances, mainly conducted through Pure Beauty; (ii) product design, development and advisory services, mainly conducted through Raytech Innovation; and (iii) marketing solutions services, mainly conducted through Worry free. For the year ended March 31, 2024 and 2025, our total revenue was HK$66,972,301 and HK$78,739,564, respectively, which was all generated from sourcing and wholesaling of personal care electrical appliances. For the year ended March 31, 2026, our total revenue was HK$142,629,085 (US$18,192,485), among which, HK$98,434,849 (US$12,555,465) was from sourcing and wholesaling of personal care electrical appliances, accounted for 69.01% of our total revenue; HK$21,943,236 (US$2,798,882) was from product design, development and advisory services, accounted for 15.38% of our total revenue; and HK$22,251,000 (US$2,838,138) was from marketing solutions services, accounted for 15.60% of our total revenue.

(i) Sourcing and Wholesaling of Personal Care Electrical Appliances

Our Products

Over years of operation, we have sourced and wholesaled a wide range of personal care electrical appliances, which can be broadly classified into five major categories: (i) hair styling series, including hair dryer, hair straightener and curling iron; (ii) trimmer series, including facial shaver, nose trimmer and eyebrow trimmer; (iii) eyelash curler; (iv) nail care series; (v) other personal care appliances such as body and facial brush, reset brush, callus remover, sonic peeling, and others. We also generate revenue from the sales of tooling. In particular, along with product design and development collaboration, we specialize in sourcing and wholesaling hair dryers within our hair styling series which primarily include salon-type hair protection and styling functions or compact design for travel.

Hair styling series:

Our sales of hair styling series constituted 48%, 48% and 63% of the revenue of our sourcing and wholesaling of personal care electrical appliances business for the years ended March 31, 2024, 2025 and 2026, respectively. Approximately 37%, 25% and 15% of our sale of hair styling series for the years ended March 31, 2024, 2025 and 2026, respectively, was derived from the sale of hair dryers.

Major features of the salon-styled hair dryers that we have designed include:

Negative ion technology	Help eliminate frizzy hair

Scirocco fan	Allows to thoroughly dry hair from the roots

Removable filter	Washable for easy daily cleaning and detachable for preventing dust and hair from blocking the blades

Compact size and lightweight	Handy for travel and home use

Our sales of hair straighteners represented 43%, 41% and 31% of our sales of hair styling series for the years ended March 31, 2024, 2025 and 2026, respectively. We have focused on designing hair straighteners in compact size with quick USB charging for travel and home use.

Trimmer series:

Designed with compact size and equipped with 2-way head and face shaver and nose hair trimmer on each side, washable components, the 2-in-1 face shaver and nose trimmer sets are more popular than the face shaver and nose trimmer as two separate products.

For the years ended March 31, 2024, 2025 and 2026, 34%, 43% and 28% of our revenue related to the sale of the trimmer series. Approximately 15%, 12% and 17% of our trimmer series sold in the years ended March 31, 2024, 2025 and 2026, respectively, were 2-in-1 face shaver and nose trimmer sets.

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

During the year ended March 31, 2026, the sale of men shaver, women’s epilator shaver and foil shaver contributed 37%, 5%and18%, respectively, to the total revenue of trimmer series.

Eyelash curler series:

Our eyelash curler is designed with 2-way comb either to increase the eyelash volume or to enhance panoramic appearance. The professionally-designed curved comb brush head fits the curve of upper and lower eyelashes to create natural curls. We generated approximately 1%, 1% and 1% of our revenue from this series for the years ended March 31, 2024, 2025 and 2026, respectively.

Nail care series:

Our nail care series consists of an electrical nail polisher. This series contributed 2%, 2% and 2%, respectively, to our total revenue for the years ended March 31, 2024, 2025 and 2026.

Other personal care appliance series:

Our other personal care appliance series comprises reset brush, callus removers, body and facial brush, sonic peeling, handy fan and others.

We generated approximately 5%, 3% and 3% of our total revenue from this series for the years ended March 31, 2024, 2025 and 2026, respectively. The reset brush represented 65%, 27% and 0% of the sales of our other personal care appliance series for the years ended March 31, 2024, 2025 and 2026, respectively.

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

(ii) Product Design, Development and Advisory Services

Raytech Innovation Limited, our wholly-owned subsidiary incorporated in Hong Kong on May 6, 2025 with initial share capital of HKD10,000, commenced business operation on October 1, 2025. The entity provides product design and development services and project advisory services in relation to personal health care electronics. On September 1, 2025, the sole shareholder contributed additional capital of HKD14,179,000. No new shares were allotted or issued in connection with this capital injection. Accordingly, the issued capital of Raytech Innovation Limited remained at HKD10,000, represented by 10,000 ordinary shares outstanding, and the HKD14,179,000 contribution was recorded as additional paid-in capital.

Our product design and development services principally involve engineering and design work carried out for our customers, in each case in relation to personal health care electronics. Our project advisory services principally involve advisory services provided to customers in relation to their product and production projects in the same sector of personal health care electronics. We provide comprising discrete analytical workstreams (e.g., market sizing, product landscape) that culminate in a consolidated final report as work product.

We are engaged on a project-by-project basis. As of the date of this annual report, Raytech Innovation had not entered into any long-term service contract with a customer, and the fees for each engagement are agreed separately. Revenue from these services is recognized over time on a cost-to-cost basis, and we act as principal in providing them, each contract comprising a single performance obligation. See Note 2 to our consolidated financial statements.

For the year ended March 31, 2026, Raytech Innovation generated service income of HKD21,943,236 (US$2,798,882), comprising HKD13,960,185 (US$1,780,636) from product design and development services and HKD7,983,051 (US$1,018,246) from project advisory services, representing 15.38% of our total revenue. Because Raytech Innovation commenced business operation on October 1, 2025, that amount reflects six months of operation only. Raytech Innovation served five customers during the year, none of which accounted for more than 3.6% of our total revenue.

We deliver a substantial part of each engagement through subcontractors rather than through in-house capacity. For the year ended March 31, 2026, service costs of Raytech Innovation amounted to HKD14,800,000, representing approximately 67.4% of its service income and comprising engineering and design costs, all of which were payable to three subcontractors.

We engage subcontractors to align our delivery capacity with the engagements we secure, allowing us to scale resources as needed without incurring fixed salary and overhead costs associated with maintaining full-time engineering and technical staff. This approach enables us to manage costs efficiently while preserving access to the capabilities required to support our projects. Raytech Innovation had four employees as of March 31, 2026, and five as of the date of this annual report and accordingly relies on subcontractors for a substantial part of the work performed under each engagement.

Subcontractors are engaged on a project basis. We agree with the scope of work, the deliverables and the fee for each engagement with the subcontractor separately, and we have not entered any long-term or exclusive arrangement with any of them. We retain the relationship with, and contract directly with, our customer; we specify the customer's requirements to the subcontractor, supervise the work and accept the deliverables before they are delivered to the customer. We act as principal in providing our services and are accordingly responsible to our customers for their performance.

Our subcontractors are independent service providers and are not our employees. We do not enroll their personnel in a mandatory provident fund scheme under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), and we do not maintain employees’ compensation insurance in respect of them under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), each of which applies in respect of employees. Each subcontractor is responsible for its own personnel, including their statutory contributions and insurance.

Because we contract with our customers as principal, we remain responsible for the services delivered, including where the work is performed by a subcontractor, and failure or delay by a subcontractor may expose us to claims, cost overruns or loss of customers. We are generally not vicariously liable for the acts of an independent contractor, although under section 24 of the Employees’ Compensation Ordinance a principal may be liable to pay compensation to an employee of its contractor injured in the execution of work undertaken by the principal.

(iii) Marketing Solutions Services

This revenue stream is conducted by our indirect wholly-owned subsidiary, Worry free Group (Hong Kong) Limited, which was incorporated in Hong Kong on April 8, 2024 and was acquired by Raytech Innovation on December 29, 2025. Worry free is a provider of digital marketing services, including advertising design, technical guidance, platform recommendations and campaign execution. Its services cover a range of products, including health and personal care appliances. Worry free maintains a network of advertising suppliers, purchase and control traffic and online services, execute self-developed media plans, oversee advertising outcomes, and report results to customers on a regular basis.

In providing these services, Worry free purchases and controls the online traffic and other online services required to deliver a campaign for its customers, bears sole responsibility for fulfillment of the services and the related cost risks, and has discretion in establishing the prices charged to its customers. Accordingly, revenue from these services is recognized on a gross basis. See Note 2 to our consolidated financial statements. Worry free is engaged on a campaign-by-campaign basis and, as of the date of this annual report, had not entered into any long-term service contract with a customer

For the period from December 29, 2025, being the date of acquisition, to March 31, 2026, Worry free generated service income of HKD22,251,000 (US$2,838,138), representing 15.60% of our total revenue. Because Worry free was acquired on December 29, 2025, that amount reflects approximately three months of operation only, and its results for periods before the acquisition are not consolidated.

Our Customers

Our customers are brand owners of personal care electrical appliances including our largest customer, being one of the top 10 sellers in terms of retail volume in the personal care electrical appliance market in Japan as stated in “Personal Care Appliances in Japan” by Euromonitor International in December 2023. For the years ended March 31, 2024, 2025 and 2026, we generated 74.1%, 64.0% and 62.5% of our total revenue, respectively, from our largest customer. We maintain long-term business relationships with our customers. Leveraging our experience and expertise in the personal care electrical appliances industry, we believe we are well positioned to maintain our relationships with our current customers, explore our market share in the U.S., Europe and Asia in the near future, and further development our new business lines built upon our extensive industry experience.

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

Our major collaborating manufacturer is Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. (“Zhongshan Raytech”), a mainland China-based corporation controlled by our founder and CEO, Mr. Ching Tim Hoi.

For the year ended March 31, 2024, Zhongshan Raytech accounted for 88.5% of the total purchases of the Company.

For the year ended March 31, 2025, Zhongshan Raytech accounted for 88.2% of the total purchases of the Company.

For the year ended March 31, 2026, Zhongshan Raytech accounted for 62.1% of the total purchases of the Company.

The factories operated by our major collaborating manufacturers are located in Zhongshan, Guangdong Province, PRC. The manufacturers have run a well-established supply chain process, particularly the procurement of materials and components and manufacturer selection.

Zhongshan Raytech obtained certifications for its quality management system, environmental management system and occupational safety system under the standards of China Quality Certification Center (“CQC”), which is based in Beijing, PRC and is under control of the China Certification& Inspection Group, which is approved by the State General Administration for Quality Supervision and Inspection and Quarantine and the Certification and Accreditation Administration of the mainland China of the PRC. CQC is a member of IQNet Association, an international certification entity in Switzerland formed by more than 30 certification entities in major countries and those members implemented domestic standards which mirror equivalent standards established by International Organization for Standardization (“ISO”). Zhongshan Raytech obtained the following certifications issued by CQC as of March 31, 2026.

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

Competitive Strengths

We possess certain attributes that differentiate us as a personal care electronic appliance provider from Hong Kong. Our key competitive strengths include:

(i) Sourcing and Wholesaling of Personal Care Electrical Appliances

We have a strong presence in the personal care electrical appliances industry with a 13-year operating history and emphasis on hair styling products

We believe that we have built up a strong reputation in the personal care electrical appliances industry as a result of our approximately 13-year operating history and our establishment in the industry. For example, in October 2017 and in April 2019, our founder, Mr. Ching, was featured twice by the HKEAIA Express Magazine, an official publication of the Hong Kong Electrical Appliance Industries Association, for his decades of experience in the electrical appliance industries. We believe our reputation has attracted various renowned brand owners which became our major customers.

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

Our success and growth are substantially attributable to the strong commitment of our executive Directors and senior management team to deliver high quality products to our customers. Our founder, Mr. Ching Tim Hoi, executive Director and Shareholder has over 30 years of experience in the personal care and lifestyle electrical appliances industry. Mr. Ching is primarily responsible for formulating the overall sales and marketing strategies, business development and making major decisions of our Company. Since the establishment of Pure Beauty, Mr. Ching has contributed to our Company consistently and continuously with his insight in product design, his dedication on quality control of our products and his skills in departmental management. For the senior management of our Company, most of them have worked in our Company for over 10 years and have extensive experience in the personal care and lifestyle electrical appliances industry. Leveraging the foresight and in-depth industry knowledge of our directors and senior management team, our Company has been able to formulate sound business strategies, assess and manage risks, anticipate changes in consumer preferences, and capture market opportunities. For details of our executive Directors and senior management, please refer to “Item 6. Directors, Senior Management and Employees” of this Annual Report.

We believe that the vision, experience, market awareness, in-depth knowledge in the personal care and lifestyle electrical appliances industry of our Directors and senior management team have been pivotal to the success of our business and our ability to continue to explore new business opportunities and strengthen our position in the market.

(ii) Our services businesses

In respect of our product design, development and advisory services business conducted through Raytech Innovation and our marketing solutions services business conducted through Worry free, we believe our key competitive strengths are as follows:

We are able to apply the product design and development experience of our appliances business to services provided to the personal health care electronics sector

Raytech Innovation commenced business operation on October 1, 2025 and provides product design and development services and project advisory services in relation to personal health care electronics. In providing these services, Raytech Innovation draws on the design and development experience that we have accumulated through Pure Beauty, which has operated in the personal care electrical appliances industry since 2013 and which has provided product design and development collaboration to international brand owners as a value-added service. We believe that this experience, and our familiarity with the requirements of brand owners and with the manufacturing supply chain for personal care electrical appliances, assist Raytech Innovation in understanding the technical and commercial requirements of its service customers.

Our group is able to offer product design and development, project advisory and marketing solutions capabilities

Following the acquisition of Worry free on December 29, 2025, our group provides product design and development services and project advisory services through Raytech Innovation, and digital marketing services, including advertising design, technical guidance, platform recommendations and campaign execution, through Worry free. We believe the availability of these capabilities within the same group allows us to discuss a broader range of requirements with prospective customers than we could offer through either business individually. Worry free and Raytech Innovation each continue to contract with their own customers, and no assurance can be given that customers of one business will engage the other.

We have strengthened our board to lead the development of our services businesses

On April 15, 2026, we appointed Mr. Liu Haoyuan as Chairman of the Board in reaction to our strategic expansion to the provision of services in relation to personal health care electronics, including product design, development and consultations led by Raytech Innovation Limited. This leadership change aligns our governance structure with our strategic priorities and is intended to enhance board-level focus on the growth, integration and risk oversight of our services businesses, including Raytech Innovation and our marketing solutions subsidiary, Worry free. In parallel, Mr. Ching Tim Hoi continues to serve as an executive Director. We will continue leveraging his years of experience in sourcing and wholesaling of personal care electrical appliances to deepen customer and supplier relationships in our core sector, inform product roadmaps and manufacturability considerations for our design and development engagements, and support cross-selling opportunities across our services offerings. We believe this combination of strategic leadership and sector continuity strengthens execution discipline, improves resource allocation and oversight for project- and campaign-based revenues, and positions us to capture opportunities arising from the increasing demand for design, development and advisory services and related marketing solutions in personal health care electronics. For details of our executive Directors and senior management, please refer to “Item 6. Directors, Senior Management and Employees” of this Annual Report.

Growth Strategy

(i) Sourcing and Wholesaling of Personal Care Electrical Appliances

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

Expansion of market

We seek to expand our customer base, geographic presence and improve our local connection with them. We intend to expand our business from Hong Kong to the U.S., UK, Europe, Australia and other Asian markets. We have conducted limited market studies of these other markets and have begun engaging with new customers  with a view to expanding our sales in these markets.

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

Recruit, Retain and Develop Employees

We will continue hiring highly qualified and experienced staff in the field. In order to expand and grow our business, we must continuously recruit and attract talented employees not only in the sales and marketing side to acquire new customers, but also the operational staff to manage the interface with the production, manufacturing, and services side. We believe that our status as a publicly traded company enhances our reputation and helps us attract talented people.

(ii) Our services businesses

In respect of our services businesses, our strategy is to develop Raytech Innovation into an established provider of design, development and consultation services for the personal health care electronics sector, and to continue to operate Worry free as our marketing solutions business, while Pure Beauty continues to operate its sourcing and wholesaling business in the ordinary course. To pursue this strategy, we intend to:

●	broaden the range of design, development and project advisory engagements undertaken by Raytech Innovation in relation to personal health care electronics;

●	expand the customer base of each of Raytech Innovation and Worry free and seek to secure repeat engagements from existing service customers, neither business having entered into long-term customer contracts as of the date of this annual report;

●	continue to develop the digital marketing capabilities of Worry free and make those capabilities available in support of the services provided by Raytech Innovation; and

●	recruit and retain technical, design and project management personnel for Raytech Innovation, the number of employees of which increased from five as of March 31, 2026 to eight as of the date of this annual report.

Competition

(i) Sourcing and Wholesaling of Personal Care Electrical Appliances

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

(ii) Our services businesses

Raytech Innovation competes for product design, development and project advisory engagements in relation to personal health care electronics. We believe that its competitors include independent design and engineering consultancies, contract design and manufacturing organizations and the in-house design and development teams of brand owners and manufacturers, and that competition is principally on the basis of technical capability, the ability to deliver to a customer’s specification and timetable, and price.

Worry free competes in the provision of digital marketing services. We believe that the market for these services in Hong Kong is fragmented, that barriers to entry are comparatively low, and that Worry free competes with independent digital marketing agencies, full-service advertising agencies and the in-house marketing functions of customers, principally on the basis of execution capability, campaign results and price.

Neither of our services businesses has entered into long-term customer contracts, and services are provided on an engagement-by-engagement basis. As a result, our services businesses must compete for each new engagement, and there is no assurance that customers will engage either business again following the completion of an engagement. In addition, because our services businesses commenced or were acquired during the year ended March 31, 2026, they have a limited operating history within our group against which their competitive position can be assessed.

Intellectual Property

Other than the domain name www.raytech.com.hk, which was registered by Pure Beauty, we currently do not own any registered trademarks, copyrights, patents, know-how, proprietary technologies, or similar intellectual property. Regardless of the type of services, as the design, prototype, specification of the personal care electrical appliances and the respective packaging are developed under the narratives, requirements and standards of our customers, the patents of such design and product prototype are owned by our customers.

The design, development and advisory services provided by Raytech Innovation are performed to the requirements and specifications of its customers, and we do not retain the intellectual property rights in the deliverables produced under those engagements.

In providing its services, Worry free uses third-party advertising and media platforms and standard commercially available software, in each case on the terms made available by the relevant provider. It does not own the platforms or software on which those services depend.

As of the date of this annual report, we have been using certain trademarks in Pure Beauty’s daily business operations which are currently registered in Japan and owned by Mr. Ching (the “Japan Pure Beauty Trademarks”). On August 1, 2021, a trademark license agreement was entered into between us and Mr. Ching (the “Japan Trademark License Agreement”), pursuant to which Mr. Ching agreed to irrevocably and unconditionally grant us, our subsidiaries and branches an exclusive license to use the Japan Pure Beauty Trademarks on a royalty-free basis, for 10 years commencing from the date of the Japan Trademark License Agreement. See “Risk Factors – Risks Related to Our Business – We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations” on page 11 of this annual report for more information.

Patent

We do not retain the patent of the finished products we sourced to manufacturers and designed or developed with our customers. Such patents belong to our customers who hired us for the design and development of such products.

Domain

Pure Beauty Manufacturing Company Limited registered the domain name of “www.raytech.com.hk”.

Employees

As of March 31, 2026, we have 15 employees (including the employees of our subsidiaries). No employees are represented by a labor union, and we believe that we have good relations with our employees.

Facilities and Property

Our principal executive office is 1,343 square feet leased property located at Unit 609, 6/F, Nan Fung Commercial Centre, 19 Lam Lok Street, Kowloon Bay, Hong Kong. Pursuant to the Lease Agreement, the lease term is one year, from April 1, 2025 to March 31, 2026 and the monthly rent is HKD25,000 (US$3,189). The landlord is Raytech Holdings Company Limited, an entity controlled by Mr. Ching and a related party of the Company. For details, see Item 7.B of this Annual Report and Note 10 to our consolidated financial statements. Another tenancy agreement was entered into by Worry free. The lease property is located at Office Unit 6, 10/F, Wing Tuck Commercial Centre, 177-183 Wing Lok Street, Hong Kong. The lease term is two years, from April 5, 2026 to April 4, 2028 and the monthly rent is HKD10,000.

The operating lease expenses amounted to HKD300,000 for the year ended March 31, 2025 and HKD300,000 for the year ended March 31, 2026.

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

The following table provides details on the licenses, permissions or approvals held by Raytech Holding’s Hong Kong subsidiaries.

Entities	License/permit/approval	Issuing authority	Commencement date	Expiry date
Pure Beauty	Business Registration Certificate	Inland Revenue Department	April 15, 2026	April 14, 2027
Raytech Innovation	Business Registration Certificate	Inland Revenue Department	May 6, 2026	May 5, 2027
Worry free Group (Hong Kong) Limited	Business Registration Certificate	Inland Revenue Department	April 8, 2024	April 7, 2027
Fluxen Limited	Business Registration Certificate	Inland Revenue Department	June 12, 2026	June 11, 2027

Regulations Related to our Business Operations in Hong Kong

We conduct our operations in Hong Kong through three subsidiaries aligned to our reportable segments: (i) sourcing and wholesaling of personal care electrical appliances, conducted by Pure Beauty; (ii) product design, development and advisory services, conducted by Raytech Innovation; and (iii) marketing solutions services, conducted by Worry free. As of the date of this Annual Report, none of these businesses is subject to a sector-specific statutory licensing or qualification regime in Hong Kong solely by virtue of engaging in product design/development services, sourcing/wholesaling of personal care electrical appliances, or provision of marketing solutions services.

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

C. Organizational Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Plant and Equipment

See “Item 4. Information on the Company – B. Business Overview – Facilities and Property.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, which have been prepared in accordance with U.S. GAAP, included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors” and elsewhere in this Annual Report.

Overview

We are a Hong Kong-based group operating three businesses through our operating subsidiaries: the provision of product design and development services and project advisory services in relation to personal health care electronics, conducted by Raytech Innovation Limited (“Raytech Innovation”); the provision of marketing solutions services, conducted by Worry free Group (Hong Kong) Limited (“Worry free”); and the sourcing and wholesaling of personal care electrical appliances for international brand owners, conducted by Pure Beauty Manufacturing Company Limited (“Pure Beauty”). During the year ended March 31, 2026, we expanded from a single-subsidiary trading business into a group of three operating subsidiaries in Hong Kong, and service income contributed HKD44,194,236 (US$5,637,020), or 31.0%, of our total revenue for the year. Because Raytech Innovation commenced business operation on October 1, 2025 and Worry free was acquired on December 29, 2025, our service businesses contributed to our results of operations for part of the year only.

Raytech Innovation, our wholly-owned subsidiary incorporated in Hong Kong, with initial share capital of HKD10,000, commenced business operation on October 1, 2025 and focuses on the provision of product design and development services and project advisory services in relation to personal health care electronics, drawing on the expertise in personal care electrical appliances that we have accumulated through Pure Beauty. On September 1, 2025, there was an additional paid-in capital HKD14,179,000 provided by sole shareholder as capital injection, without allotting and issuing new shares. Accordingly, the issued capital of Raytech Innovation Limited remained at HKD10,000, represented by 10,000 ordinary shares outstanding, and the HKD14,179,000 contribution was recorded as additional paid-in capital. On December 29, 2025, Raytech Innovation completed the acquisition of 100% of the issued share capital in Worry free, a marketing solutions company incorporated in Hong Kong, from Ms. Wang Yafeng at a total consideration of US$6,099,000, which was settled as to US$4,099,000 in cash and as to US$2,000,000 by way of a promissory note bearing interest at 2% per annum and maturing in two years. The results of Worry free have been consolidated from December 29, 2025. See Note 13 to our consolidated financial statements. In April 2026, we announced a strategic expansion of our business focus toward the provision of services in relation to personal health care electronics, including product design, development and consultations, led by Raytech Innovation, and the appointment of Mr. Liu Haoyuan as Chairman of the Board and Executive Director with effect from April 15, 2026.

Pure Beauty remains our established operating business and our largest reportable segment, accounting for 69.0% of our total revenue for the year ended March 31, 2026. Through Pure Beauty, which commenced operation in 2013 and has accumulated over 10 years of experience in the industry, we principally engage in the sourcing and wholesaling of personal care electrical appliances for international brand owners, and we provide product design and development collaboration as a value-added service for our customers. Our customers of this business are brand owners of personal care electrical appliances who market and sell their products to end consumers. We expect Pure Beauty to continue to operate in an ordinary-course capacity alongside the development of our service businesses.

Over years of operation, Pure Beauty has sourced and wholesaled a wide range of personal care electrical appliances, which can be broadly classified into five major categories: (i) hair styling series, including hair dryer, hair straightener and curling iron; (ii) trimmer series, including facial shaver, nose trimmer and eyebrow trimmers; (iii) eyelash curler; (iv) nail care series; and (v) other personal care series, including facial brushes, electric cosmetic brush cleaners, callus removers, sonic peeling and others. We also generate revenue from the sales of tooling. In particular, along with product design and development collaboration, we are specialized in sourcing and wholesaling hair dryers within our hair styling series which primarily include salon-type hair protection and styling functions or compact design for travel.

Pure Beauty’s customers are brand owners of personal care electrical appliances including Koizumi Seiki Corp., one of the top 10 sellers in terms of retail volume in the personal care electrical appliance market in Japan as stated in “Personal Care Appliances in Japan” by Euromonitor International in December 2023. We maintain long-term business relationships with our customers, and we have engaged with new customers with a view to expanding our sales in the U.S., UK, Europe, Australia and other Asian markets.

Worry free Group (Hong Kong) Limited conducted its business in providing professional marketing solutions, including marketing services, advertising design, technical guidance, platform recommendations and campaign execution. Worry free provides customer-tailored solutions to facilitate companies in establishing and executing their mobile advertising plans. Worry free maintains a network of advertising suppliers, purchase and control traffic and online services, execute self-developed media plans, oversee advertising outcomes, and report results to customers on a regular basis.

Our revenue increased by 81.1% from HKD78,739,564 for the year ended March 31, 2025 to HKD142,629,085 (US$18,192,485) for the year ended March 31, 2026, principally reflecting new service income of HKD44,194,236 (US$5,637,020) from Raytech Innovation and Worry free and an increase of 26.2% in sales of products by Pure Beauty. Our net income increased by 101.9% from HKD8,268,367 for the year ended March 31, 2025 to HKD16,690,576 (US$2,128,900) for the year ended March 31, 2026.

On July 1, 2025, we completed a follow-on offering of 1,624,062 Ordinary Shares (on a post-consolidation basis), raising aggregate net proceeds of US$4,682,910, issued at a public offering price of US$0.20 per share (equivalent to US$3.20 per Ordinary Share on a post-consolidation basis), for gross proceeds of US$5,197,000.

On October 17, 2025, our Board of Directors approved a share consolidation pursuant to which every sixteen (16) ordinary shares with a par value of US$0.00000625 each were consolidated into one (1) Ordinary Share with a par value of US$0.0001 each, effective on the Nasdaq Capital Market on November 7, 2025, in order to regain compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). Unless otherwise stated, all share and per share data in this discussion have been retroactively restated to reflect the share consolidation.

On June 12, 2026, we incorporated a subsidiary, Fluxen Limited, with an initial issued share capital of 10,000 ordinary shares, and on July 8, 2026, Fluxen allotted an additional 6,666 ordinary shares to Yi Fortune Capital (HK) Limited, an independent third party, following which we hold 60% of the equity interest and Yi Fortune Capital (HK) Limited holds the remaining 40% with no business relationship with the Group as of the date of this report. The subsidiary is currently dormant and has not yet commenced operations, but it is intended to support the Group’s future export trading business.

A. Results of Operations

For the year ended March 31, 2024 compared to year ended March 31, 2025

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the years ended March 31,
	2024		2025
	HKD	% of revenue	HKD	% of revenue
Revenue	66,972,301	100.0%	78,739,564	100.0%
Operating Expenses
Merchandise costs	(52,067,436)	(77.7)%	(60,931,870)	(77.4)%
Selling, general and administrative expenses	(3,545,369)	(5.3)%	(10,158,945)	(12.9)%

Total operating expenses	(55,612,805)	(83.0)%	(71,090,815)	(90.3)%

Income from operations	11,359,496	17.0%	7,648,749	9.7%

Interest income	1,416,354	2.1%	3,158,654	4.0%
Interest expense	(2,028)	*	-	*
Loss from foreign currency exchange	(20,846)	*	(328,471)	(0.4)%
Other income, net	818	*	45,922	*

Total other income, net	1,394,298	2.1%	2,876,105	3.7%

Income before income taxes	12,753,794	19.0%	10,524,854	13.4%

Income tax expense	(2,817,000)	(4.2)%	(2,256,487)	(2.9)%
Net income	9,936,794	14.8%	8,268,367	10.5%

*	Less than 0.1%

For the year ended March 31, 2025 compared to year ended March 31, 2026

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the years ended March 31,
	2025		2026
	HKD	% of revenue	HKD	US$	% of revenue
Revenue	78,739,564	100.0%	142,629,085	18,192,485	100.0%
Operating Expenses
Merchandise costs	(60,931,870)	(77.4)%	(73,587,672)	(9,386,183)	(51.6)%
Service costs	-	-	(29,423,000)	(3,752,934)	(20.6)%
Selling, general and administrative expenses	(10,158,945)	(12.9)%	(21,587,387)	(2,753,493)	(15.1)%

Total operating expenses	(71,090,815)	(90.3)%	(124,598,059)	(15,892,610)	(87.4)%

Income from operations	7,648,749	9.7%	18,031,026	2,299,875	12.6%

Interest income	3,158,654	4.0%	2,259,221	288,166	1.6%
Interest expense	-	*	(243,432)	(31,050)	(0.2)%
(Loss) gain from foreign currency exchange	(328,471)	(0.4)%	183,001	23,342	0.1%
Government grants	-	-	109,863	14,013	0.1%
Other income, net	45,922	*	6,432	821	* %

Total other income, net	2,876,105	3.7%	2,315,085	295,292	1.6%

Income before income taxes	10,524,854	13.4%	20,346,111	2,595,167	14.3%

Income tax expense	(2,256,487)	(2.9)%	(3,655,536)	(466,267)	(2.6)%
Net income	8,268,367	10.5%	16,690,575	2,128,900	11.7%

*	Less than 0.1%

Revenue

	For the years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Sales of products
Hair styling series	31,833,932	37,638,290	62,314,053	7,948,221
Trimmer series	22,684,148	33,613,971	27,774,532	3,542,670
Eyelash curler	804,863	453,378	512,582	65,380
Nail care series	1,413,106	1,524,503	1,726,654	220,236
Other personal care appliances	3,230,238	2,539,484	3,263,678	416,286
	59,966,287	75,769,626	95,591,499	12,192,793

Sales of tooling	7,006,014	2,969,938	2,843,350	362,672

Service income
Product design and development	–	–	13,960,185	1,780,636
Project advisory	–	–	7,983,051	1,018,246
Marketing solutions	–	–	22,251,000	2,838,138
	–	–	44,194,236	5,637,020

Total	66,972,301	78,739,564	142,629,085	18,192,485

For the years ended March 31, 2024, 2025 and 2026, we generated our revenue primarily through sales of personal care products. For the year ended March 31, 2026, we also generated service income from the provision of product design and development services and project advisory services by Raytech Innovation and the provision of marketing solutions services by Worry free following its acquisition on December 29, 2025.

Our revenue increased by 17.6% to HKD78,739,564 for the year ended March 31, 2025 from HKD66,972,301 for the year ended March 31, 2024. The increase was principally driven by an increase in sales in our trimmer series, which are mostly driven by engaging new models from customers.

Our revenue increased by 81.1% to HKD142,629,085 (US$18,192,485) for the year ended March 31, 2026 from HKD78,739,564 for the year ended March 31, 2025. The increase was principally driven by (i) new service income of HKD44,194,236, comprising product design and development service income of HKD13,960,185 and project advisory service income of HKD7,983,051 of Raytech Innovation, which commenced business operation on October 1, 2025, and marketing solutions service income of HKD22,251,000 of Worry free for the period from December 29, 2025 to March 31, 2026; and (ii) an increase of 26.2% in sales of products to HKD95,591,499 for the year ended March 31, 2026 from HKD75,769,626 for the year ended March 31, 2025, primarily attributable to an increase in sales of our hair styling series arising from new models engaged from customers. Sales of tooling decreased by 4.3% to HKD2,843,350 for the year ended March 31, 2026 from HKD2,969,938 for the year ended March 31, 2025, as fewer new tooling programs were engaged during the year.

For the years ended March 31, 2024, 2025 and 2026, we generated significant sales from our key customer. This key customer is a Japanese corporate with established global brands across a myriad of sectors, including but not limited to, beauty, audio and electric cooking and home appliances.

Merchandise costs

The following table shows disaggregated merchandise costs by major cost items for the years ended March 31, 2024, 2025 and 2026, respectively:

	For the years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Purchases	44,859,554	56,361,916	67,974,005	8,670,154
Tooling cost	4,907,700	2,227,940	2,414,900	308,023
Commissions	2,123,786	2,216,759	3,020,141	385,222
Freight, transport, and testing and inspection	176,396	125,255	178,626	22,784
Total	52,067,436	60,931,870	73,587,672	9,386,183

Our merchandise costs increased by 17.0% to HKD60,931,870 for the year ended March 31, 2025 from HKD52,067,436 for the year ended March 31, 2024. The increase was in line with the increase in our revenue.

Our merchandise costs increased by 20.8% to HKD73,587,672 (US$9,386,183) for the year ended March 31, 2026 from HKD60,931,870 for the year ended March 31, 2025. The increase was in line with the increase in our sales of products.

Service costs

Our service costs are directly related to our service income and primarily consist of engineering and design costs and outsourced automation technology costs of Raytech Innovation and digital production, information technology engineering, design and content and marketing and branding costs of Worry free. For the year ended March 31, 2026, our service costs amounted to HKD29,423,000 (US$3,752,934), comprising HKD10,100,000 in respect of product design and development services and HKD4,700,000 in respect of project advisory services incurred by Raytech Innovation, and HKD14,623,000 in respect of marketing solutions services incurred by Worry free for the period from December 29, 2025 to March 31, 2026. We did not incur any service costs for the years ended March 31, 2024 and 2025.

Selling, general and administrative expenses

For the years ended March 31, 2024, 2025 and 2026, our selling, general and administrative expenses consisted of staff costs, rental expenses, transport and travelling, selling and marketing, depreciation, legal and professional fees and auditor’s remuneration. The following table sets forth a breakdown of our general and administrative expenses for the years ended March 31, 2024, 2025 and 2026:

	For the years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Staff costs	717,506	3,229,758	3,534,974	450,889
Independent directors’ remuneration	-	295,819	336,528	42,924
Short-term rental expenses	300,000	300,000	300,000	38,265
Transport and travelling	428,962	450,437	197,210	25,155
Selling and marketing	123,820	33,314	3,624,681	462,332
Amortization of intangible assets	-	-	235,251	30,007
Depreciation	90,345	-	-	-
Legal and professional fees	72,003	2,620,680	8,260,772	1,053,670
Auditor’s remuneration	1,665,093	3,053,433	3,320,043	423,475
Others	147,640	175,504	1,777,928	226,776
Total	3,545,369	10,158,945	21,587,387	2,753,493

Staff costs and Independent directors’ remuneration

Our staff costs increased by 350.1% to HKD3,229,758 for the year ended March 31, 2025 from HKD717,506 for the year ended March 31, 2024 mainly due to an increase in salaries. Our staff costs increased by 9.4% to HKD3,534,974 (US$450,889) for the year ended March 31, 2026 from HKD3,229,758 for the year ended March 31, 2025, mainly due to the recruitment of staff for Raytech Innovation, which commenced business operation on October 1, 2025, and the inclusion of the staff costs of Worry free from December 29, 2025.

Our independent directors’ remuneration increased by 13.7% to HKD336,528 for the year ended March 2026 from HKD295,819 for the year ended March 31, 2025, mainly due to our listing effective on May 2024, and we started to involve this remuneration since listed. Therefore, there is no this remuneration for the year ended March 31, 2024.

Short-term rental expenses

Our short-term rental expenses mainly represented rental expenses for our Hong Kong office. Our rental expenses remained unchanged at HKD300,000 (US$38,265) for the years ended March 31, 2024, 2025 and 2026.

Transport and travelling

Our transport and travelling consisted of motor vehicles running cost, travel and communication expenses and other travel related expenses. For the years ended March 31, 2024 and 2025, our transport and travelling expenses increased by 5.0%, primarily due to an increase in business travel. For the years ended March 31, 2025 and 2026, our transport and travelling expenses decreased by 56.2% from HKD450,437 to HKD197,210 (US$25,155), primarily due to a decrease in business travel.

Selling and marketing

For the years ended March 31, 2024 and 2025, our selling and marketing expenses decreased by 73.1% from HKD123,820 to HKD33,314. The decrease was principally driven by lower marketing expenses. For the years ended March 31, 2025 and 2026, our selling and marketing expenses increased significantly from HKD33,314 to HKD3,624,681 (US$462,332), primarily attributable to marketing and promotional expenses of HKD3,606,119 incurred by Pure Beauty, Raytech Innovation and Worry free.

Amortization of intangible assets

Amortization of intangible assets of HKD235,251 (US$30,007) was recognized for the year ended March 31, 2026 in respect of the customer relationship intangible asset arising from the acquisition of Worry free, which is amortized on a straight-line basis over its estimated useful life of three years. No such amortization was recorded for the years ended March 31, 2024 and 2025.

Legal and professional fees

Our Legal and professional fees increased by 3539.7% to HKD2,620,680 for the year ended March 31, 2025 from HKD72,003 for the year ended March 31, 2024, primarily due to incurred routine expenses for lawyer fees, Nasdaq annual fee, investor relation fees as well as transfer agent maintenance fees after public listing. Our Legal and professional fees increased by 315.2% to HKD8,260,772 for the year ended March 31, 2025 from HKD2,620,680 for the year ended March 31, 2025, primarily due to newly incurred business consultancy fee regarding exploration to Middle East Market.

Auditor’s remuneration

Our auditor’s remuneration increased by 83.4% to HKD3,053,433 for the year ended March 31, 2025 from HKD1,665,093 for the year ended March 31, 2024, primarily due to the under provision for auditor’s remuneration for 2024 and reflected in 2025. Our auditor’s remuneration increased by 8.7% to HKD3,320,043 for the year ended March 31, 2026 from HKD3,053,433 for the year ended March 31, 2025, primarily due to increase in auditor’s remuneration.

Depreciation

Our depreciation mainly represented depreciation for our plant and equipment. Our depreciation for our plant and equipment decreased from HKD90,345 for the year ended March 31, 2024 to nil for the year ended March 31, 2025 as our plant and equipment were fully depreciated. No depreciation was recorded for the year ended March 31, 2026.

Others

Our other general and administrative expenses mainly consisted of bank charges, cleaning charges, courier and postage, insurance, printing and stationery, development expenses and other miscellaneous expenses. Our other general and administrative expenses increased to HKD1,777,928 (US$226,776) for the year ended March 31, 2026 from HKD175,504 for the year ended March 31, 2025, primarily due to development expenses for product technology of HKD1,480,684.

Income from operations

Our income from operations decreased by 32.7% to HKD7,648,749 for the year ended March 31, 2025 from HKD11,359,496 for the year ended March 31, 2024, principally due to the increase in selling, general and administrative expenses in connection with our initial public offering. Our income from operations increased by 135.7% to HKD18,031,026 (US$2,299,875) for the year ended March 31, 2026 from HKD7,648,749 for the year ended March 31, 2025. The increase was principally driven by the commencement of our product design and development, project advisory and marketing solutions services businesses and the increase in sales of products, partially offset by the increase in selling, general and administrative expenses.

Provision for income tax expense

We are subject only to the Hong Kong profits tax regime. Hong Kong’s profits tax rate is 16.5% for taxable income earned in Hong Kong. Our income tax expenses amounted to HKD3,655,536 (US$466,267) for the year ended March 31, 2026, HKD2,256,487 for the year ended March 31, 2025 and HKD2,817,000 for the year ended March 31, 2024. The increase for the year ended March 31, 2026 was in line with the increase in our assessable profits.

Net income

Our net income decreased by 16.8% to HKD8,268,367 for the year ended March 31, 2025 as compared to HKD9,936,794 for the year ended March 31, 2024, predominantly due to the increase in selling, general and administrative expenses in connection with our initial public offering. Our net income increased by 101.9% to HKD16,690,575 (US$2,128,900) for the year ended March 31, 2026 as compared to HKD8,268,367 for the year ended March 31, 2025. The increase in net income was predominantly attributable to the contribution of our new service businesses and the increase in sales of products.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Segment results

Following the commencement of the product design, development and advisory services business of Raytech Innovation on October 1, 2025 and the acquisition of the marketing solutions business of Worry free on December 29, 2025, we manage our business as three reportable segments: (i) sourcing and wholesaling of personal care electrical appliances, conducted by Pure Beauty (the “appliances segment”); (ii) product design, development and advisory services, conducted by Raytech Innovation; and (iii) marketing solutions services, conducted by Worry free. Corporate and unallocated comprises the holding company’s central costs, principally audit, legal and directors’ fees, together with interest income.

For the year ended March 31, 2026, the appliances segment generated external revenue of HKD98,434,849 and segment net income of HKD13,292,513; the product design, development and advisory services segment generated external revenue of HKD21,943,236 and segment net income of HKD3,437,137; and the marketing solutions segment generated external revenue of HKD22,251,000 and segment net income of HKD5,770,245. Corporate and unallocated recorded a net loss of HKD5,809,319, principally reflecting the central costs of the Nasdaq-listed holding company. The comparative periods comprised the appliances segment only. See Note 15 to our consolidated financial statements.

B. Liquidity And Capital Resources

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

As of March 31, 2026, we had cash and cash equivalents of HKD78,032,891 (US$9,953,175) and net current assets of HKD97,073,067 (US$12,381,769). We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs, including our working capital needs and the repayment of the promissory note, for at least the next 12 months. This assessment is underpinned by the Group’s cash and cash equivalents of HKD78,032,891 (US$9,953,175) as of March 31, 2026, which management considers sufficient to meet the Group’s working capital requirements and to fund any capital injection into its operating subsidiaries as and when required. Although operating activities used net cash of HKD14,511,287 during the year ended March 31, 2026, this principally reflected the build-up of accounts receivables of the newly commenced and acquired service businesses towards the year end, which management expects to unwind as those receivables are settled. Subsequent to March 31, 2026, in June 2026 the Company raised further net proceeds of approximately US$6.08 million through a takedown under its Form F-3 shelf registration statement, further strengthening its liquidity position.

	As of March 31,
	2025	2026	2026
	HKD	HKD	US$
CURRENT ASSETS
Cash and cash equivalents	84,850,995	78,032,891	9,953,175
Accounts receivables, net	8,144,307	67,775,993	8,644,897
Merchandise inventories	1,879,435	–	–
Deposits and prepayments	–	22,777,913	2,905,346
Total current assets	94,874,737	168,586,797	21,503,418

CURRENT LIABILITIES
Accounts payables	466,327	41,946,701	5,350,344
Accounts payables - related parties	14,984,393	19,972,442	2,547,505
Contract liabilities	501,804	789,927	100,756
Accruals	1,786,314	2,763,756	352,520
Tax payables	190,082	1,420,277	181,158
Amount due to a related party	–	2,450,000	312,500
Amounts due to directors	–	2,170,627	276,866
Total current liabilities	17,928,920	71,513,730	9,121,649
Net current assets	76,945,817	97,073,067	12,381,769

Accounts receivables, net

Accounts receivables represented receivables from our customers arising from our sales and services. We generally grant our customers a credit period ranging from 30 to 120 days, depending on their reputation, transaction history and the products or services purchased. Our accounts receivables increased significantly to HKD67,775,993 (US$8,644,897) as of March 31, 2026 from HKD8,144,307 as of March 31, 2025, primarily attributable to (i) accounts receivables of HKD21,943,236 of Raytech Innovation arising from its product design and development and project advisory services; (ii) accounts receivables of HKD33,436,250 of Worry free; and (iii) an increase in accounts receivables of Pure Beauty to HKD12,396,507, in line with the increase in sales. As of the date of this Annual Report, the accounts receivables of the Company’s outstanding as of March 31, 2026 had been fully settled.

During the period from April 1, 2024 to March 31, 2026, we have not recorded any provision for credit losses accounts as our customers have always settled full payments within the credit periods or short extended credit periods.

Our management regularly reviews outstanding accounts and provides an allowance for credit losses accounts. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for credit losses accounts. In establishing the required allowance for credit losses accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Our management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for credit losses accounts after all means of collection have been exhausted and the likelihood of collection is not probable.

Merchandise inventories, net

Our inventories represented products that we sourced and sold to our customers. Our inventories decreased to nil as of March 31, 2026 from HKD1,879,435 as of March 31, 2025, as all goods in transit as of the prior year end were delivered during the year and no goods were in transit as of March 31, 2026. We record goods in transit based on freight on board.

Taxes receivables and taxes payables

Our taxes payables were HKD1,420,277 (US$181,158) as of March 31, 2026, compared to taxes payables of HKD190,082 as of March 31, 2025. The increase was in line with the increase in our assessable profits.

Deposits and Prepayments

Our deposits and prepayments were HKD22,777,913 (US$2,905,346) as of March 31, 2026, compared to nil as of March 31, 2025. The variance arose from business activities initiated during the current fiscal year. The balance as of March 31, 2026 was primarily attributable to (i) a deposit of HKD20,540,800 (US$2,620,000) placed with two suppliers by Pure Beauty; and (ii) deposits and prepayments of Raytech Innovation and Worry free of HKD554,858 and HKD1,682,255, respectively.

Accounts payable and account payable – related parties

Our total accounts payable are mainly related to the purchase of products from our collaborating manufacturers/vendors and related parties. Our collaborating manufacturers/vendors usually granted us a credit period of 120 days.

Our total accounts payable, including accounts payable to related parties, increased by 300.8% to HKD61,919,143 (US$7,897,849) as of March 31, 2026 from HKD15,450,720 as of March 31, 2025, principally due to (i) accounts payable of HKD26,162,500 of Worry free in respect of its service costs and marketing solutions business; (ii) accounts payable of HKD14,800,000 of Raytech Innovation in respect of its service costs; and (iii) accounts payable of Pure Beauty of HKD20,956,643, of which HKD19,972,442 was due to related-party manufacturer, Zhongshan Raytech.

Accruals

Our accruals increased to HKD2,763,756 (US$352,520) as of March 31, 2026 from HKD1,786,314 as of March 31, 2025, principally due to increases in accrued audit and professional fees and accrued commission.

Amount due to related parties

For information regarding the amount due to related parties, see “Item 7.B. Related Party Transactions” and Note 10 to our consolidated financial statements.

Cash Flows

Our use of cash is primarily related to operating activities and deferred initial public offering costs. We have historically financed our operations primarily through the cash flow generated from our operations.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Cash and cash equivalents at the beginning of the period	21,362,580	35,885,666	84,850,995	10,906,438
Net cash generated from (used in) operating activities	15,748,279	6,220,534	(14,511,287)	(1,850,928)
Net cash generated from (used in) investing activities	846,860	145,166	(27,682,717)	(3,530,959)
Net cash (used in) generated from financing activities	(2,075,897)	42,871,117	34,805,809	4,439,517
Effect of foreign exchange on cash, cash equivalents and restricted cash	3,844	(271,488)	570,091	(10,893)
Cash and cash equivalent at the end of the period	35,885,666	84,850,995	78,032,891	9,953,175

Cash generated from (used in) operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of manufactured goods, staff costs and other operating expenses.

For the year ended March 31, 2024, net cash generated from operating activities of HKD15,748,279 primarily resulted from our net income of HKD9,936,794, as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of plant and equipment and amortization of right-of-use assets of HKD90,345 and unrealized FX gain of HKD61,043. Changes in operating assets and liabilities mainly included: (i) a net increase in total accounts payable of HKD15,548,943 due to larger stock purchases; and (ii) an increase in accrued liabilities and other payables of HKD402,540 due to increase in deposits for trades; and (iii) an increase in taxes payable of HKD119,002; and partially offset by (i) an increase in accounts receivables of HKD7,755,205 due to increase in sales; (ii) an increase in merchandise inventories of HKD1,855,686; (iii) a decrease in operating lease obligation of HKD87,972 due to principal repayment.

For the year ended March 31, 2025, net cash generated from operating activities of HKD6,220,534 primarily resulted from our net income of HKD8,268,367, as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of unrealized FX loss of HKD214,994. Changes in operating assets and liabilities mainly included: (i) a decrease in accounts receivables of HKD6,335,863 due to faster payment from customers; (ii) a decrease in prepayments of HKD5,000; (iii) an increase in accrued liabilities and other payables of HKD768,541 due to increase in provision for commission; and (iv) an increase in taxes payable of HKD585,087; and partially offset by (i) a decrease in total accounts payables of HKD9,425,169 due to faster payment to vendors; (ii) an increase in merchandise inventories of HKD26,189; and (iii) a decrease in contract liabilities of HKD505,960.

For the year ended March 31, 2026, net cash used in operating activities of HKD14,511,287 (US$ 1,850,928) primarily resulted from our net income of HKD16,690,575, as adjusted for non-cash items, principally amortization of the customer relationship intangible asset of HKD235,251, accretion of the promissory note of HKD243,432, deferred income tax of HKD38,816 and unrealized FX gain of HK$487,202 Changes in operating assets and liabilities mainly included: (i) a decrease in merchandised inventories of HKD1,881,875; (ii) a decrease in long-term deposits of HKD10,000; (iii) an increases in accounts payable (including accounts payable to related parties) of HKD23,348,213; (iv) an increases in contract liabilities of HKD2,737,434; (v) an increases in accruals HKD861,195; (vi) an increase in amounts due to directors of HKD333,519 and (vii) an increase in taxes payables of HKD1,197,123, partially offset by (i) an increase in accounts receivables of HKD40,806,804 (excluding the accounts receivables assumed in the acquisition of Worry Free), reflecting the significant expansion of our service businesses towards the end of the year; and (ii) an increase in deposits and prepayments of HKD20,717,082. The changes in operating assets and liabilities are derived from balance-sheet movements excluding the balances assumed in the business combination, based on the purchase price allocation report prepared by Greater China Appraisal Limited. Although net income increased significantly, operating activities used net cash for the year, primarily due to the build-up of accounts receivables of the service businesses.

Cash flows generated from (used in) investing activities

For the year ended March 31, 2024, net cash generated from investing activities was HKD846,860, which was driven by repayment by a director.

For the year ended March 31, 2025, net cash generated from investing activities was HKD145,166, which was driven by repayment by a director.

For the year ended March 31, 2026, net cash used in investing activities was HKD27,682,717 (US$3,530,959), representing the cash consideration paid for the acquisition of Worry free of HKD31,889,810 (US$4,099,000), net of cash and cash equivalents acquired of HKD4,207,093, per the acquisition-date balance sheet of Worry free in the purchase price allocation report.

Net cash (used in) generated from financing activities

For the year ended March 31, 2024, net cash used in financing activities was HKD2,075,897, which was primarily related to the deferred IPO costs.

For the year ended March 31, 2025, net cash generated from financing activities was HKD42,871,117, which primarily comprised proceeds from our initial public offering of shares.

For the year ended March 31, 2026, net cash generated from financing activities was HKD34,805,809 (US$4,439,517), which primarily comprised net proceeds of US$4,682,910 from the follow-on offering of 1,624,062 Ordinary Shares (on a post-consolidation basis) completed on July 1, 2025, for which R.F. Lafferty & Co., Inc. acted as sole placement agent, at a public offering price of US$0.20 per share (equivalent to US$3.20 per Ordinary Share on a post-consolidation basis) for gross proceeds of US$5,197,000, partially offset by the payment of deferred offering costs of HKD1,094,969 in connection with the Form F-3 registration statement. The issuance of the promissory note, recognized at its acquisition-date fair value of US$1,825,000 (HKD14,188,098), as part of the consideration for the acquisition of Worry free was a non-cash financing activity.

Capital Expenditures

We did not incur any capital expenditures for the years ended March 31, 2024, 2025 and 2026, other than the acquisition of Worry free as described above.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect our liquidity, capital resources, market risk support, and credit risk support or other benefits.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4. “Information on the Company—Intellectual Property” above.

D. Trend Information

The principal known trends and uncertainties affecting our business are: (i) the continued expansion of our service businesses, which commenced during fiscal 2026 and contributed service income of HKD44,194,236, or 31.0% of our total revenue, for the year ended March 31, 2026; (ii) the build-up of accounts receivable of the service businesses toward the end of fiscal 2026, with total accounts receivable increasing to HKD67,775,993 (US$8,644,897) as of March 31, 2026 from HKD8,144,307 as of March 31, 2025, which contributed to net cash used in operating activities of HKD14,511,287 ( US$1,850,928) for fiscal 2026 and increases our exposure to the timing of customer settlements; (iii) our resulting reliance on external financing, including the June 2026 registered direct offering under our Form F-3 shelf registration statement, which raised net proceeds of approximately US$6.08 million; and (iv) tariff-related uncertainty affecting demand for products manufactured in mainland China, as described in Item 3.D.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each reporting period, and the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments and estimates based on available information, which together from our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Allowance for credit losses on accounts receivable and security deposits.

We estimate expected credit losses on financial assets measured at amortized cost in accordance with ASC 326. For accounts receivable, which were HKD67,775,993 (US$8,644,897) as of March 31, 2026, compared with HKD8,144,307 as of March 31, 2025, we consider historical loss experience, the age of receivable balances, customer credit quality, current economic conditions and reasonable and supportable forecasts. We also evaluated refundable security deposits of USD2,620,000 placed with independent suppliers. Because the deposits are refundable upon termination of the underlying agreements and do not have fixed maturity dates, we measured lifetime expected credit losses using a probability-weighted method rather than an aging-based approach, which resulted in an allowance of USD151,960, or approximately 5.8% of the balance. This estimate requires significant judgment regarding collectability and recovery timing, and actual credit losses could differ from our assumptions.

Goodwill (initial recognition and impairment testing).

Goodwill is recognized as the excess of the consideration transferred over the fair value of identifiable net assets acquired in a business combination and is tested for impairment at least annually under ASC 350. In connection with the acquisition of Worry Free Group Hong Kong Limited, we recognized goodwill of HKD43,789,000, based on our purchase price allocation. We performed a quantitative impairment assessment of the Worry Free reporting unit using a discounted cash flow method and concluded that the estimated fair value of HKD68,682,001 exceeded the carrying amount of HKD51,629,054 as of March 31, 2026; accordingly, no impairment was indicated. The assessment involved significant assumptions, including the discount rate, projected revenue growth, operating margin and terminal growth rate, which are subject to change based on future operating results and market conditions. This analysis requires significant judgment, and changes in assumptions or future operating results could materially affect the outcome of future impairment tests.

Subsequent events

On April 15, 2026, Mr. Liu Haoyuan was appointed as a director and Chairman of the Board, and our founder Mr. Ching Tim Hoi continues to serve as an executive director and our Chief Executive Officer.

On June 12, 2026, the Company incorporated Fluxen Limited in Hong Kong with an initial issued share capital of 10,000 ordinary shares, and on July 8, 2026 Fluxen allotted an additional 6,666 ordinary shares to Yi Fortune Capital (HK) Limited, an independent third party, following which the Company holds 60% of the equity interest in Fluxen; Fluxen is currently dormant and is intended to support the Group’s future export trading business.

Subsequent to March 31, 2026, the amount due to a related party of HKD2,450,000 owed by Worry free to Yuan Chun Holding Co. was fully refunded, as to HKD1,000,000 on April 21, 2026 and as to HKD1,450,000 on May 5, 2026.

On June 29, 2026, we closed a registered direct offering of 3,149,832 Ordinary Shares (on a post-Share Consolidation basis) at a price of US$1.97 per share, for aggregate gross proceeds of approximately US$6.2 million, pursuant to the Form F-3 shelf registration statement. Two of the investors in that offering are affiliates of certain of our directors and of Mr. Liu Zhiwei, who was our largest shareholder at the time of the offering; we relied on the home country practice exemption under Nasdaq Listing Rule 5615(a)(3) in lieu of the shareholder approval requirements of Nasdaq Listing Rule 5635.

Safe Harbor Statement

Certain statements in this Annual Report are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

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

Name	Age	Position(s)
CHING Tim Hoi	69	Chief Executive Officer and Executive Director
WAN Yee Hing	42	Chief Financial officer
YUAN Tianfu	38	Director
LIU Haoyuan	32	Chairman and Executive Director
FOK Pak Kin Charles	50	Independent Director
LI Shihua	36	Independent Director
WANG Shibin	49	Independent Director

The following is a brief biography of each of the Company’s executive officers and directors:

The composition of our board of directors and senior management changed during, and subsequent to, the fiscal year ended March 31, 2026. Mr. Yiu Wing Hei resigned as a director on May 19, 2025 and Mr. Li Shihua was appointed on the same day. On January 2, 2026, Mr. Ling Chun Yin and Ms. Li Wan Venus each resigned as directors, and Mr. Yuan Tianfu and Dr. Wang Shibin were appointed as a director and an independent director, respectively. Accordingly, Mr. Yiu, Mr. Ling and Ms. Li were no longer in office as of March 31, 2026. Subsequent to the fiscal year-end, on April 15, 2026, Mr. Liu Haoyuan was appointed as a director and Chairman of the Board, and Mr. Ching ceased to serve as Chairman while continuing as Chief Executive Officer and an Executive Director. The table above presents our directors and senior management as of the date of this Annual Report; the compensation of directors who served during the fiscal year is reflected under “B. Compensation.”

CHING Tim Hoi, Chief Executive Officer and Director. Mr. Ching is the founder of the Company and he currently serves as the Chief Executive Officer and Director of the Board of the Company since our inception. Mr. Ching has also served as Chief Executive Officer and Director of Pure Beauty Manufacturing Company Limited, a Hong Kong company and wholly-owned subsidiary of the Company, since April 2013. Mr. Ching has over 30 years of experience in the electrical appliances industry especially in hair and beauty products. Since September 2010, Mr. Ching has served in various positions at Raytech Holdings Company Limited (where he currently serves as Director), a Hong Kong electrical appliance manufacturing company and the parent of one of the Company’s collaborating manufacturers, Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd (where he currently serves as Executive Director). Mr. Ching has extensive experience in sales, marketing, business development and project management. He has been elected and conferred a fellowship by the Social Enterprise Research Academy in July 2019. He has also served as the Vice President of the Hong Kong Electrical Appliance Industries Association since 2022.

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

YUAN Tianfu, Director. Mr. Yuan has served as our director of the Board since January 2, 2026. He joined in GoFintech Quantum Innovation Limited (0290.HK) (“GoFintech”), a financial technology investment platform, in January 2022 and was further appointed as Co-Chief Executive Officer since February 2024. Prior to that, from January 2020 to December 2021, Mr. Yuan served as Vice President of Kunwu Jiuding Investment Management Co., Ltd, a company engages in private equity investment management. Mr. Yuan obtained his Bachelor’s degree in Electronic Science and Technology from Tsinghua University, his Master of Business Administration from Renmin University of China in 2016, and is pursuing his Doctorate of Business Administration in the Hong Kong University of Science and Technology. Mr. Yuan has nearly 16 years of experience in the financial industry and is familiar with the market environment, regulations, and operations of the Chinese mainland, Hong Kong, and international capital markets.

LIU Haoyuan, Director. Mr. Liu has served as our Chairman of the Board since April 15, 2026. He joined GoFintech, a financial technology investment platform, in August 2022 as Director and was further appointed as Chief Operating Officer in September 2023. Since February 2021, Mr. Liu has concurrently served as Director of Trenda Investment Pte. Ltd., a Singapore-based single family office. Prior to these roles, from February 2020 to February 2021, Mr. Liu served as Project Manager at iFDC Inc., a U.S. hedge fund. Mr. Liu obtained his Bachelor of Arts in Mathematics and Computer Science, summa cum laude, from Boston University in May 2018 and his Master of Science in Computer Science (Data Science) from the University of Southern California in December 2019. Mr. Liu has extensive experience in fintech operations, corporate governance, family office establishment and investment management, hedge fund project coordination, and technological innovation research. He is familiar with capital market operations and regulatory compliance across Hong Kong, Singapore, and the United States.

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

WANG Shibin, Independent Director. Dr. Wang has served as our director of the Board since January 2, 2026. He also serves as a director of several companies, including: HK.AI Capital Limited (1140.HK) (“HK.AI Capital”), a provider of roadshow platforms and digital Investor Relations Management solutions, since November 2021 and Chenghe Acquisition Co. (Nasdaq: CHEAU), a company focuses on merger and acquisition of potential business, since July 2021. Dr. Wang was the Chief Business officer and director of Hong Kong Digital Asset Ex Limited, a company engages in digital asset investment and trading from April 2019 to March 2025. Dr. Wang obtained his Bachelor’s degree in International Economics and Trade from Dongbei University of Finance and Economics and his Master’s degree in International Finance and Doctorate in Finance from PBC School of Finance of Tsinghua University. Dr. Wang has nearly 20 years of experience in international capital markets and investment banking.

In addition, none of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

B. Compensation

Compensation of Executive Officers

For the year ended March 31, 2026, we paid an aggregate of HKD2,445,547 (US$311,932) in cash to the Company’s executive officers and directors. The said payment was made by Pure Beauty, our wholly-owned subsidiary, pursuant to the employment agreement entered into by and between Pure Beauty and each of Mr. Ching Tim Hoi, Mr. Ling Chun Yin and Ms. Wan Yee Hing on April 1, 2023 (each, an “Operative Employment Agreement”), among which Mr. Ching was paid HKD1,170,000 (US$149,235) as Pure Beauty’s director, Mr. Ling was paid HKD402,082 (US$51,286) as Pure Beauty’s Assistant to CEO and Ms. Wan was paid HKD873,462 (US$111,411) as Pure Beauty’s Financial Controller. Each Operative Employment Agreement provides the salary, remuneration and benefits of the executive officers or directors. The Directors of Raytech Innovation Limited and Worry free Group (Hong Kong) Limited are not salaried.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to the Company’s directors and executive officers. During the year ended March 31, 2026, we did not grant any options or other equity awards to our directors or executive officers. None of our directors has entered into a service contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment.

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

Compensation of Independent Directors

For the fiscal year ended March 31, 2026, we paid HKD336,528 to the Company’s independent directors.

C. Board Practices

Board of Directors

The Company’s board of directors consists of six directors. The Company’s board of directors has determined that the Company’s three independent directors, Mr. Fok Pak Kin Charles, Mr. Li Shihua and Dr. Wang Shibin satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

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

Insider Participation Concerning Executive Compensation

The Company’s Board of Directors, which consists of six members, is making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

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

Audit Committee. The Company’s audit committee consists of Dr. Wang Shibin, Mr. Fok Pak Kin Charles, and Mr. Li Shihua. Mr. Li is the chairman of the Company’s audit committee. The Company has determined that Dr. Wang, Mr. Fok and Mr. Li satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The Company’s board also has determined that Mr. Li qualifies as an audit committee financial expert as defined in Item 16A(b) of Form 20-F and possesses the financial sophistication required under the Nasdaq Listing Rules. The audit committee oversees the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company.

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

Compensation Committee. The Company’s compensation committee consists of Dr. Wang Shibin, Mr. Fok Pak Kin Charles, and Mr. Li Shihua. Mr. Fok is the chairman of the Company’s compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to the Company’s directors and executive officers. The Company’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

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

Nominating and Corporate Governance Committee. The Company’s nominating and corporate governance committee consists of Dr. Wang Shibin, Mr. Fok Pak Kin Charles, and Mr. Li Shihua. Dr. Wang is the chairperson of the Company’s nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become the Company’s directors and in determining the composition of the board and its committee.

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

Following the completion of our follow-on public offering in July 2025, we ceased to be a “controlled company” within the meaning of the Nasdaq listing rules, and we no longer rely on the exemptions from certain Nasdaq corporate governance requirements that are available to controlled companies.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq listing rules. In connection with our June 2026 registered direct offering, we relied on the home country practice exemption set forth in Nasdaq Listing Rule 5615(a)(3) in lieu of the shareholder approval requirements of Nasdaq Listing Rule 5635.

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

D. Employees

As of the date of this Annual Report, we have a total of 18 full-time employees (including the employees of our subsidiaries).

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Hong Kong Employment Ordinance (“The Ordinance”) requires an employee employed under a continuous employment contract is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave taken is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also requires an employee is entitled to 14 statutory holidays regardless of his or her length of services. Holiday pay should be paid the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

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

See Item 7.A below.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Company’s Ordinary Shares as of the date of this Annual Report for:

●	each of the Company’s directors, and executive officers who beneficially own the Company’s Ordinary Shares; and

●	each person known to the Company to own beneficially more than 5.0% of the Company’s Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentage of beneficial ownership of each listed person of the Company is based on 5,874,743 Ordinary Shares outstanding as of the date of this Annual Report.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Ching Tim Hoi	61,660	1.05%
Wan Yee Hing	-	-
Yuan Tianfu	-	-
Liu Haoyuan	-	-
Fok Pak Kin Charles	-	-
Li Shihua	-	-
Wang Shibin	-	-
All directors and executive officers as a group	61,660	1.05%

5% Principal Shareholders:
Liu Zhiwei(2)	488,376	8.31%
Fortune Genesis Holdings Limited (3)	999,014	17.01%
WK Frater Holdings Limited (4)	999,014	17.01%

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 609, 6/F, Nan Fung Commercial Centre, No.19 Lam Lok Street, Kowloon Bay, Hong Kong.

(2)	The 488,376 Ordinary Shares beneficially owned by Mr. Liu consist of (i) 243,137 Ordinary Shares held directly by Mr. Liu, (ii) 245,239 Ordinary Shares held by Chunda International Capital Management Co., Ltd, a British Virgin Islands business company that is wholly-owned by Mr. Liu.

(3)	Fortune Genesis Holdings Limited is a wholly owned subsidiary of GoFintech, a company listed in the Stock Exchange of Hong Kong (0290.HK). Mr. Liu beneficially owns 26.02% shares in GoFintech. However, he is not a controlling shareholder and has no ability to appoint directors, exercise significant influence, or control decisions over Fortune Genesis Holdings Limited through GoFintech.

(4)	WK Frater Holdings Limited is a wholly owned subsidiary of HK.AI Capital, a company listed in the Stock Exchange of Hong Kong (1140.HK). GoFintech beneficially owns 26.29% in HK.AI Capital Limited. However, GoFintech is not a controlling shareholder of HK.AI Capital, thus Mr. Liu has no ability to appoint directors, exercise significant influence, or control decisions over WK Frater Holdings Limited through GoFintech.

The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

As of the date of this Annual Report, there were 9 holders of record entered in our ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

During the fiscal year ended March 31, 2026, our ownership structure changed materially, as a result of the issuances of Ordinary Shares (including the July 2025 public offering and the June 2026 registered direct offering, and secondary transactions reported on Schedule 13D and Schedule 13G during the fiscal year, our founder Mr. Ching’s beneficial ownership was substantially reduced and he ceased to be our largest shareholder.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

Related Party Transactions

Affiliate investor participation in 2026 registered offering

In June 2026, we completed a registered offering of our Ordinary Shares under our Form F-3 shelf registration statement (Registration No. 333-290696) in which two affiliate investors participated. Fortune Genesis Holdings Limited, a wholly owned subsidiary of GoFintech Quantum Innovation Limited (HKEX: 0290), and WK Frater Holdings Limited, a wholly owned subsidiary of HK.AI Capital Limited (HKEX: 1140), purchased our offered Ordinary Shares. Mr. Liu Zhiwei, one of our shareholders, was the single largest shareholder of GoFintech (approximately 25.48%). Mr. Yuan Tianfu, a member of our Board, serves as a director of Fortune Genesis Holdings Limited and as Chief Executive Officer (and formerly Co-Chief Executive Officer) of GoFintech. Our Chairman, Mr. Liu Haoyuan, served as an executive director of GoFintech from August 2022 to September 19, 2023 and has served as its Chief Operating Officer since September 2023; he is a direct relative of Mr. Liu Zhiwei. Dr. Wang Shibin, a member of our Board, is a non-executive director of HK.AI Capital Limited.

Our Board authorized the offering in accordance with the BVI Business Companies Act, with each interested director (Mr. Yuan Tianfu, Dr. Wang Shibin and Mr. Liu Haoyuan) disclosing his interest and recusing himself from the Board’s deliberations and vote. As a foreign private issuer, we relied on the home country practice exemption and did not seek shareholder approval that might otherwise be required by Nasdaq Listing Rule 5635.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreement.”

Other Related Party Transactions

Names and relationship of related parties:

Related Party Name	Relationship to the Company
Mr. Ching Tim Hoi (“Mr. Ching”)	Chief Executive Officer and a director of the Company, Director of Pure Beauty, Director of Raytech Holdings Company Limited, and Executive Director of Zhongshan Raytech. Mr. Ching ceased to be the controlling shareholder of the Company during the year ended March 31, 2026 following disposals of shares in August 2025 and February 2026 (beneficial ownership of approximately 2.26% per his Schedule 13D/A, approximately 1.05% following the June 2026 registered direct offering), and ceased to be Chairman of the Board on April 15, 2026.
Zhongshan Raytech Electric Appliances Manufacturing Company Limited (“Zhongshan Raytech”)	An entity controlled by Mr. Ching
Raytech Holdings Company Limited	An entity controlled by Mr. Ching, from which the Company leases its principal executive office.
Mr. Ling Chun Yin (“Mr. Ling”)	Director of the Company (resigned on January 2, 2026)
Ms. Wang Yafeng	Vendor of Worry free and holder of the promissory note issued by Raytech Innovation
Yuan Chun Holding Co.	A substantial shareholder of the Company (approximately 9.6% of the Ordinary Shares), controlled by Mr. Wang Tao
Mr. Liu Zhiwei/Chunda International Capital Management Limited	Beneficial owner of approximately 17.9% of the Ordinary Shares since February 2026 per Schedule 13D (approximately 8.31% of the enlarged share capital following the June 2026 registered direct offering).
Mr. Peng Yi	Director of Raytech Innovation Limited

a.	Accounts payables - related parties

Due to related parties consisted of the following:

	As of March 31,
	2025	2026	2026
	HKD	HKD	US$
Name of related parties
Zhongshan Raytech	12,759,342	19,972,442	2,547,505
Raytech Holdings Company Limited	2,225,051	–	–
Total	14,984,393	19,972,442	2,547,505

These accounts payables to related parties were related to products we purchased from these related parties. See “—Purchase products from related parties” for more information.

Related party transactions

b.	Purchase products from related parties

	For the years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Name of a related party
Zhongshan Raytech	47,704,656	53,756,425	62,846,481	8,016,133
Raytech Holdings Company Limited	–	2,225,051	2,430,400	310,000
Total	47,704,656	55,981,476	65,276,881	8,326,133

Due to related parties and directors consisted of the following:

As of March 31, 2026, the amount due to a related party of HKD2,450,000 (US$312,500) represented an amount due by Worry free to Yuan Chun Holding Co., a substantial shareholder of the Company holding approximately 9.6% of the Ordinary Shares (as reported on the Schedule 13D filed by Mr. Wang Tao with the SEC on March 25, 2026), controlled by Mr. Wang Tao, and accordingly a related party of the Group. The amount was unsecured, interest-free and repayable on demand, and was fully refunded subsequent to March 31, 2026 (see Note 14).

As of March 31, 2026, amounts due to directors of HKD2,170,627 (US$276,867) comprised HKD139,269 due by Raytech Innovation and HKD2,031,358 due by Worry free, being amounts due to Mr. Peng Yi and Ms. Wang Yafeng, directors of the relevant subsidiaries. The amounts were unsecured, interest-free and repayable on demand. Directors of the Company during the year were Mr. Ching Tim Hoi, and Mr. Ling Chun Yin and Ms. Li Wan Venus (the latter two having resigned on January 2, 2026), together with Mr. Yuan Tianfu and Dr. Wang Shibin (both appointed on January 2, 2026).

In connection with the acquisition of Worry free (see Note 13), Raytech Innovation issued a promissory note in the principal amount of US$2,000,000 to Ms. Wang Yafeng, the vendor, bearing interest at 2% per annum and maturing two years from the date of issue (that is, on December 29, 2027). The promissory note was recognized at its acquisition-date fair value of US$1,825,000 (HKD14,188,098), determined using a discounted cash flow approach at a market discount rate of 6.75%, and is subsequently measured at amortized cost using the effective interest method. Interest expense of HKD243,432 was recognized on the promissory note for the year ended March 31, 2026, which was added to the carrying amount of the note. As of March 31, 2026, the carrying amount of the promissory note was HKD14,551,432 (US$1,856,050). The promissory note is presented as a non-current liability as it matures on December 29, 2027, more than 12 months after March 31, 2026.

c.	Office leasing from a related party

	For the years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Name of a related party
Raytech Holdings Company Limited	–	300,000	300,000	38,265
Total	–	300,000	300,000	38,265

d.	Commission from a related party

	For the years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Name of a related party
Mr. Ling	–	487,216	139,686	17,817
Total	–	487,216	139,686	17,817

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee which is tasked with review and approval of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

Except as disclosed above, from time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

The holders of our Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Raytech Holding Limited has never declared a dividend to its shareholders and does not anticipate declaring a dividend in the foreseeable future. During the year ended March 31, 2026, Pure Beauty declared a dividend of HKD14,177,800 to its immediate holding company, which was eliminated on consolidation (see Note 11 to our consolidated financial statements). Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B. Significant Changes

Subsequent to March 31, 2026, the following significant events occurred:

On April 15, 2026, Mr. Liu Haoyuan was appointed as a director and Chairman of the Board and Mr. Ching Tim Hoi continues to serve as an Executive Director and Chief Executive Officer.

On June 12, 2026, the Company incorporated Fluxen Limited in Hong Kong with an initial issued share capital of 10,000 ordinary shares, all of which were held by the Company. On July 8, 2026, Fluxen allotted an additional 6,666 ordinary shares to Yi Fortune Capital (HK) Limited, an independent third party, following which the Company holds 10,000 shares (60%) and Yi Fortune Capital (HK) Limited holds 6,666 shares (40%). Fluxen is currently dormant and is intended to support the Group’s future export trading business.

On June 29, 2026, we closed a registered direct offering of 3,149,832 Ordinary Shares (on a post-Share-Consolidation basis) at US$1.97 per share for aggregate gross proceeds of approximately US$6.2 million pursuant to our Form F-3 shelf registration statement, in which two investors were affiliates of certain of our directors and of our largest shareholder and we relied on the home country practice exemption under Nasdaq Listing Rule 5615(a)(3).

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

On October 14, 2025, we received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that the minimum bid price of our ordinary shares had been below US$1.00 for 30 consecutive business days and that we did not meet the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), and that we had a compliance period until April 13, 2026 to regain compliance.

On November 7, 2025, we effected a 1-for-16 consolidation of our authorized, issued and outstanding ordinary shares. Fractional shares created as a result of the share consolidation were rounded up to the nearest whole share. As a result, our authorized share capital was changed from 8,000,000,000 ordinary shares of par value US$0.00000625 each to 500,000,000 ordinary shares of par value US$0.0001 each, our issued and outstanding ordinary shares were reduced from 43,598,083 to approximately 2,724,911 Ordinary shares (including 31 Ordinary Shares issued in respect of fractional entitlements), and our ordinary shares began trading on a split-adjusted basis under the same symbol “RAY” and under a new CUSIP number, G7385S119. We subsequently regained compliance with the minimum bid price requirement.

On June 29, 2026, we closed a registered direct offering of 3,149,832 ordinary shares (on a post-Share Consolidation basis) at a price of US$1.97 per share, for aggregate gross proceeds of approximately US$6.2 million, pursuant to our shelf registration statement on Form F-3 (SEC File No. 333-290696) that was declared effective on December 18, 2025.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are currently listed on Nasdaq Capital Market under the symbol “RAY.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our F-1 (File No. 333-275197), which section is incorporated herein by reference.

On November 7, 2025, in connection with a 1-for-16 share consolidation, our Amended and Restated Memorandum and Articles of Association were amended to change our authorized share capital from 8,000,000,000 ordinary shares of par value US$0.00000625 each to 500,000,000 ordinary shares of par value US$0.0001 each. Our Amended and Restated Memorandum and Articles of Association have been filed as Exhibit 1.1 to this Annual Report.

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Our Business,” “Directors and Executive Officers,” “Related Party Transactions,” and “Underwriting” in our F-1 (File No. 333-275197) in connection with the IPO, which sections are incorporated herein by reference.

In addition, during and subsequent to the fiscal year ended March 31, 2026, we entered into the following material contracts: (i) a Securities Purchase Agreement and a Placement Agency Agreement, each dated June 30, 2025, relating to our July 2025 public offering; (ii) a Securities Purchase Agreement and a Placement Agency Agreement, each dated June 18, 2026, relating to our June 2026 registered direct offering; (iii) the Agreement for Sale and Purchase of 100% of the issued share capital in Worry free Group (Hong Kong) Limited, dated December 23, 2025, and the related US$2,000,000 promissory note; and (iv) the 2024 Equity Incentive Plan. See “Item 19. Exhibits.”

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

Hong Kong Profits Taxation

Raytech Holding’s subsidiaries are Hong Kong entities subject to the two-tier profit tax rates system according to Hong Kong tax rules and regulations.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million (US$255,102) of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

All of Raytech Holding’s subsidiaries elected the two-tier profits tax rate for its tax years of 2023/2024, 2024/2025 and 2025/2026.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our principal shareholders are exempt from the reporting provision and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I. Subsidiaries Information

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

Credit Risk

Our assets that are potentially subject to a significant concentration of credit risk primarily consist of cash and cash equivalents, security deposits and accounts receivables.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions. As of March 31, 2026, cash balance of HKD78,032,891 (approximately US$9,953,175) was maintained at financial institutions in Hong Kong across six major reputable banks.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivables are short term in nature and the associated risk is minimal. We conduct credit evaluations on our customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for credit losses accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

We are also exposed to risk from accounts receivables. These assets are subject to credit evaluations. An allowance, where applicable, would make up for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customers Concentration Risk

As of March 31, 2025, two customers, who are distributors that represent and sell brands of well-known manufactures from Japan, the U.S., UK, Europe and Australia accounted for 50.9 % and 49.1% of the Company’s total accounts receivables respectively.

As of March 31, 2026, two customers accounted for 14.3% and 11.2% of the Company’s total accounts receivables, respectively.

For the year ended March 31, 2024, two major customers, who are distributors that represent and sell brands of well-known manufactures from Japan, the U.S. and Europe, accounted for 74.1% and 16.5% of the Company’s total revenues respectively.

For the year ended March 31, 2025, two major customers, who are distributors that represent and sell brands of well-known manufactures from Japan, the U.S., Europe and Australia, accounted for 64.0% and 29.5% of the Company’s total revenues respectively.

For the year ended March 31, 2026, one major customer accounted for 62.5% of the Company’s total revenues.

Suppliers Concentration Risk

As of March 31, 2025, two suppliers accounted for 82.6% and 14.4% of the total balance of accounts payable. These two manufacturers are related parties, Zhongshan Raytech and Raytech Holdings Company Limited.

As of March 31, 2026, two suppliers accounted for 32.3% and 25.7% of the total balance of accounts payable, respectively. One of the supplier is a related party, Zhongshan Raytech.

For the year ended March 31, 2024, Zhongshan Raytech accounted for 88.5% of our total purchases.

For the year ended March 31, 2025, Zhongshan Raytech accounted for 88.2% of our total purchases.

For the year ended March 31, 2026, Zhongshan Raytech accounted for 62.1% of our total purchases.

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

As of March 31, 2026, our indebtedness comprised the promissory note in the principal amount of US$2,000,000 issued in connection with acquisition of Worry Free, which bears interest at a fixed rate of 2% per annum. Accordingly, we do not consider ourselves exposed to significant cash flow interest rate in respect of the promissory note.

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

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders. Effective November 7, 2025, we effected a one-for-sixteen consolidation of our issued and outstanding Ordinary Shares and, in connection therewith, our authorized share capital was changed from 8,000,000,000 Ordinary Shares of par value US$0.00000625 each to 500,000,000 Ordinary Shares of par value US$0.0001 each. Other than as a result of the share consolidation, the rights of the holders of our Ordinary Shares remain unchanged.

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

June 2026 Registered Direct Offering

On June 29, 2026, we closed a registered direct offering of 3,149,832 Ordinary Shares (on a post-consolidation basis) at a price of US$1.97 per share, for aggregate gross proceeds of approximately US$6.2 million, pursuant to our shelf registration statement on Form F-3 (File No. 333-290696). Two of the investors in that offering are affiliates of certain of our directors and of our largest shareholder, and we relied on the home country practice exemption under Nasdaq Listing Rule 5615(a)(3) in lieu of the shareholder approval requirements of Nasdaq Listing Rule 5635. We intend to use the net proceeds for general corporate and working capital purposes, to support our strategic expansion into the personal health care electronics category, and for integration costs and post-closing working capital relating to the acquisition of Worry free Group (Hong Kong) Limited.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2026. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of March 31, 2026 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended March 31, 2026 and 2025, we identified two material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of March 31, 2026. The material weakness identified relates to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

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

Audit fees have been incurred, on an as-accrued basis, by Assentsure for the year ended March 31, 2025 and 2026 with the following table, respectively:

	March 31, 2025	March 31, 2026
	USD$	USD$
Audit Fees*	180,000	205,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The change in our independent registered public accounting firm from WWC, P.C. to Assentsure PAC was previously reported in our Annual Report on Form 20-F for the fiscal year ended March 31, 2025 and in our report on Form 6-K furnished May 21, 2025. Accordingly, and as permitted by Instruction 1 to Item 304 of Regulation S-K, the disclosure otherwise called for by this Item is not repeated herein.

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Our independent registered public accounting firm, Assentsure PAC, is headquartered in Singapore and is subject to inspection by the Public Company Accounting Oversight Board (the “PCAOB”).

The PCAOB is not currently prevented from inspecting or investigating our auditor completely, and we have not been identified by the SEC as a “Commission-Identified Issuer” under the Holding Foreign Companies Accountable Act. Although our operating subsidiaries are located in Hong Kong and our products are manufactured by contract manufacturers in mainland China, our auditor is not located in a jurisdiction that the PCAOB has determined it is unable to inspect or investigate completely. Accordingly, the additional disclosures required by Item 16I are not otherwise applicable to us.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Raytech Holding Limited and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1	Amended and Restated Memorandum and Articles of Association
2.1*	Specimen Certificate for Ordinary Shares
2.2***	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934
4.1***	Executive Employment Agreement between Registrant and CEO, dated as of July 5, 2023.
4.2***	Executive Employment Agreement between Registrant and CFO, dated as of May 13, 2024.
4.3***	Offer Letter by the Registrant to Andrew Ling, dated as of May 13, 2024.
4.4***	Form of Director Offer Letter
4.5	Underwriting Agreement (Previously filed; incorporated by reference to Exhibit 1.1 filed with Form 6-K filed on May 17, 2024)
4.6*	Form of Sales and Purchase Agreement with Koizumi Seiki Corp., dated July 1, 2014
4.7*	English Translation of Purchase Collaboration Agreement with Zhongshan Raytech Electrical Appliances Manufacturing Co., Ltd., dated Jan 1, 2021
4.8*	English Translation of Purchase Collaboration Agreement with Zhongshan Leimi Electrical Appliances Company Limited, dated January 1, 2021
4.9*	English Translation of Lease Agreement with Raytech Holdings Company Limited, dated April 1, 2022
4.10*	English Translation of Lease Agreement with Wong Yuk Lin, dated April 1, 2023 (including the master Lease Agreement between Raytech Holdings Company Limited and Wong Yuk Lin)
4.11*	English Translation of Lease Agreement with Raytech Holdings Company Limited, dated April 1, 2024
4.12*	Form of Indemnity Agreement with the Registrant’s Directors and Officers.
4.13***	Form of Purchase Order with One Major customer.
4.14**	English Translation of Lease Agreement with Raytech Holdings Company Limited, dated April 1, 2025
4.15	Form of Securities Purchase Agreement, dated June 30, 2025 (incorporated by reference to Exhibit 10.1 filed with Form 6-K filed on July 3, 2025)
4.16	Place Agency Agreement, by and between the Registrant and R.F. Lafferty & Co. Inc., dated June 30, 2025 incorporated by reference to Exhibit 10.2 filed with Form 6-K filed on July 3, 2025).
4.17	2024 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 of our Form 6-K originally filed with SEC on October 28, 2024)
4.18	Agreement for Sale and Purchase of 100% of the Issued Share Capital in Worry free Group (Hong Kong) Limited, dated December 23, 2025 (incorporated by reference to the Form 6-K filed on December 29, 2025)
4.19	Promissory Note dated December 23, 2025 in the principal amount of US$2,000,000 issued in connection with the acquisition of Worry free Group (Hong Kong) Limited (incorporated by reference to the Form 6-K filed on December 29, 2025)
4.20	Form of Securities Purchase Agreement, dated June 18, 2026 (incorporated by reference to Exhibit 10.1 filed with Form 6-K filed on June 30, 2026)
4.21	Placement Agency Agreement, dated June 18, 2026 (incorporated by reference to Exhibit 10.2 filed with Form 6-K filed on June 30, 2026)
8.1	List of Subsidiary
11.1*	Code of Business Conduct and Ethics of the Registrant
11.2	Amended and Restated Insider Trading Policy of the Registrant (incorporated by reference to the Exhibit 11.2 filed with the Annual Report on Form 20-F for the year ended March 31, 2025, filed by the Company with SEC on July 25, 2025).
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Assentsure PAC.
97.1*	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333-275197).

**	Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333-287842).

***	Incorporated by reference to the identically named exhibit filed with the Annual Report on Form 20-F for the year ended March 31, 2024, filed by the Company with SEC on July 30, 2024).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Raytech Holding Limited

By:	/s/ Ching Tim Hoi
Name:	Ching Tim Hoi
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	July 31, 2026

RAYTECH HOLDING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Assentsure PAC
UEN – 201816648N
180B Bencoolen Street #03-01
The Bencoolen Singapore 189648
http://www.assentsure.com.sg

To: The Board of Directors and Shareholders of Raytech Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Raytech Holding Limited and its subsidiaries (collectively the “Company”) as of March 31, 2025 and 2026, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years ended March 31, 2025 and 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2026, and the results of its operations and its cash flows for the years ended March 31, 2025 and 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Singapore

July 31, 2026

PCAOB ID Number 6783

We have served as the Company’s auditor since 2025.

RAYTECH HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2025	2026	2026
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	84,850,995	78,032,891	9,953,175
Accounts receivables, net	8,144,307	67,775,993	8,644,897
Merchandise inventories, net	1,879,435	–	–
Deposits and prepayments	–	22,777,913	2,905,346
TOTAL CURRENT ASSETS	94,874,737	168,586,797	21,503,418

NON-CURRENT ASSETS
Plant and equipment, net	–	–	–
Goodwill	–	43,789,000	5,585,332
Intangible asset, net	–	2,564,750	327,136
Deferred offering costs	–	1,094,969	139,664
Long-term deposits	16,200	6,200	791
TOTAL NON-CURRENT ASSETS	16,200	47,454,919	6,052,923
TOTAL ASSETS	94,890,937	216,041,716	27,556,341

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payables	466,327	41,946,701	5,350,344
Accounts payables - related parties	14,984,393	19,972,442	2,547,505
Accruals	1,786,314	2,763,756	352,520
Contract liabilities	501,804	789,927	100,756
Tax payables	190,082	1,420,277	181,158
Amount due to a related party	–	2,450,000	312,500
Amounts due to directors	–	2,170,627	276,866
TOTAL CURRENT LIABILITIES	17,928,920	71,513,730	9,121,649

NON-CURRENT LIABILITIES
Promissory note payable, non-current	–	14,551,432	1,856,050
Deferred tax liability	–	423,184	53,977
TOTAL NON-CURRENT LIABILITIES	–	14,974,616	1,910,027

TOTAL LIABILITIES	17,928,920	86,488,346	11,031,676

COMMITMENTS AND CONTINGENCIES	-	-	-

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.0001 par value, 500,000,000 Ordinary Shares authorized, and 1,100,818 shares and 2,724,911 shares issued and outstanding as of March 31, 2025 and 2026, respectively (1)(2)	862	2,137	273
Additional paid-in capital	37,717,487	73,616,990	9,389,922
Retained earnings	39,243,668	55,934,243	7,134,470
TOTAL SHAREHOLDERS’ EQUITY	76,962,017	129,553,370	16,524,665
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	94,890,937	216,041,716	27,556,341

(1)	On a retroactively restated basis, 93,750 ordinary shares were issued on May 15, 2024, 7,068 ordinary shares were issued on July 5, 2024, and 1,624,062 ordinary shares were issued on July 1, 2025. (2) All share and per share data have been retroactively restated to reflect the sixteen (16)-for-one (1) share consolidation of the Company’s ordinary shares effective on November 7, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF INCOME

	For the Years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
REVENUE
Sales of products	59,966,287	75,769,626	95,591,499	12,192,793
Sales of tooling	7,006,014	2,969,938	2,843,350	362,672
Service income	–	–	44,194,236	5,637,020
Total revenue	66,972,301	78,739,564	142,629,085	18,192,485

OPERATING EXPENSES
Merchandise costs	(52,067,436)	(60,931,870)	(73,587,672)	(9,386,183)
Service costs	–	–	(29,423,000)	(3,752,934)
Selling, general and administrative expenses	(3,545,369)	(10,158,945)	(21,587,387)	(2,753,493)
Total operating expenses	(55,612,805)	(71,090,815)	(124,598,059)	(15,892,610)

INCOME FROM OPERATIONS	11,359,496	7,648,749	18,031,026	2,299,875

OTHER INCOME (EXPENSE)
Interest income	1,416,354	3,158,654	2,259,221	288,166
Interest expense	(2,028)	–	(243,432)	(31,050)
Gain (loss) from foreign currency exchange	(20,846)	(328,471)	183,001	23,342
Government grants	–	–	109,863	14,013
Other income, net	818	45,922	6,432	821
Total other income, net	1,394,298	2,876,105	2,315,085	295,292
INCOME BEFORE INCOME TAX PROVISION	12,753,794	10,524,854	20,346,111	2,595,167
PROVISION FOR INCOME TAXES	(2,817,000)	(2,256,487)	(3,655,536)	(466,267)
NET INCOME	9,936,794	8,268,367	16,690,575	2,128,900

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted (1) (2)	1,000,000	1,087,401	2,320,001	2,320,001
EARNINGS PER SHARE
Basic and diluted (2)	9.94	7.60	7.19	0.92

(1)	On a retroactively restated basis, 93,750 ordinary shares were issued on May 15, 2024, 7,068 ordinary shares were issued on July 5, 2024, and 1,624,062 ordinary shares were issued on July 1, 2025. (2) All share and per share data have been retroactively restated to reflect the sixteen (16)-for-one (1) share consolidation of the Company’s ordinary shares effective on November 7, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional		Total
	No. of Shares (1)	Par Value	Paid-in Capital	Retained Earnings	Shareholders’ Equity
		HKD	HKD	HKD	HKD
BALANCE, April 1, 2023	1,000,000	783	99,217	21,038,507	21,138,507
Net income	–	–	–	9,936,794	9,936,794
BALANCE, March 31, 2024	1,000,000	783	99,217	30,975,301	31,075,301
Initial Public Offering of shares	100,818	79	37,618,270	–	37,618,349
Net income	–	–	–	8,268,367	8,268,367
BALANCE, March 31, 2025	1,100,818	862	37,717,487	39,243,668	76,962,017
Follow-on offering of shares (1)	1,624,062	1,275	35,899,503	–	35,900,778
Shares issued in lieu of fractional shares upon share consolidation (2)	31	–	–	–	–
Net income	–	–	–	16,690,575	16,690,575
BALANCE, March 31, 2026	2,724,911	2,137	73,616,990	55,934,243	129,553,370
BALANCE, March 31, 2026 (US$)	2,724,911	273	9,389,922	7,134,470	16,524,665

(1)	On a retroactively restated basis, 93,750 ordinary shares were issued on May 15, 2024, 7,068 ordinary shares were issued on July 5, 2024, and 1,624,062 ordinary shares were issued on July 1, 2025. (2) All share and per share data have been retroactively restated to reflect the sixteen (16)-for-one (1) share consolidation of the Company’s ordinary shares effective on November 7, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Cash flows from operating activities
Net income	9,936,794	8,268,367	16,690,575	2,128,900
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of plant and equipment	4,868	–	–	–
Amortization of right-of-use asset	85,477	–	–	–
Amortization of intangible asset	–	–	235,251	30,007
Accretion of promissory note	–	–	243,432	31,050
Deferred income tax	–	–	(38,816)	(4,951)
Unrealized foreign currency translation	(61,043)	214,994	(487,202)	(62,143)
Changes in operating assets and liabilities
Accounts receivables, net	(7,755,205)	6,335,863	(40,806,804)	(5,204,949)
Merchandise inventories, net	(1,855,686)	(26,189)	1,881,875	240,035
Deposits and prepayments	90,000	5,000	(20,717,082)	(2,642,485)
Long-term deposits	18,000	–	10,000	1,276
Accounts payable	(5,441)	(262,048)	18,487,539	2,358,104
Accounts payable - related party	15,554,384	(9,163,121)	4,860,674	619,984
Accruals and other payables	402,540	768,541	3,311,195	422,346
Contract liabilities	(697,439)	(505,960)	287,434	36,663
Amounts due to directors	–	–	333,519	42,541
Operating lease obligation	(87,972)	–	–	–
Taxes payables	119,002	585,087	1,197,123	152,694
Net cash provided by (used in) operating activities	15,748,279	6,220,534	(14,511,287)	(1,850,928)
Cash flows from investing activities
Repayment by the director	846,860	145,166	–	–
Acquisition of a business, net of cash acquired	–	–	(27,682,717)	(3,530,959)
Net cash provided by (used in) investing activities	846,860	145,166	(27,682,717)	(3,530,959)
Cash flows from financing activities
Deferred offering costs	(2,075,897)	–	(1,094,969)	(139,664)
Proceed from Initial Public Offering of shares	–	42,871,117	–	–
Proceeds from Follow-On Offering of shares	–	–	35,900,778	4,579,181
Net cash (used in) provided by financing activities	(2,075,897)	42,871,117	34,805,809	4,439,517
Change in cash	14,519,242	49,236,817	(7,388,195)	(942,370)
Effect of foreign exchange on cash	3,844	(271,488)	570,091	(10,893)
Cash at the beginning of the year	21,362,580	35,885,666	84,850,995	10,906,438
Cash at the end of the year	35,885,666	84,850,995	78,032,891	9,953,175

Supplementary cash flow information
Cash paid for income tax	2,697,998	1,671,400	2,497,229	318,524
Non-cash financing activity: promissory note issued at fair value as consideration for a business combination	–	–	14,188,098	1,809,707

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND ORGANIZATION

Raytech Holding Limited (the “Company” or “Raytech”) is a holding company incorporated on June 24, 2022 under the British Virgin Islands (“BVI”) law. The Company has no substantial operations other than the holding of the share capital of its subsidiaries. The Company’s business activities are carried out by its operating subsidiaries in Hong Kong: Raytech Innovation, which is engaged in the provision of product design and development services and project advisory services in relation to personal health care electronics; Worry free, which is engaged in the provision of marketing solutions and execution services; and Pure Beauty, which is engaged in the sourcing and wholesaling of personal care and lifestyle electrical appliances for international brand owners as its customers. The Company’s headquarters is located in Hong Kong, China.

In August 2022, the Company completed a reorganization of Pure Beauty under common control of its then existing shareholders, who collectively owned all of the equity interests of Raytech prior to the reorganization. Raytech and Pure Beauty are under common control which results in the consolidation of Pure Beauty at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Raytech.

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
Raytech Holding Limited (“Raytech”)	● A BVI company ● Incorporated on June 24, 2022	-	Investment holding
Pure Beauty Manufacturing Company Limited (“Pure Beauty”)	● A Hong Kong company ● Incorporated on April 15, 2013	100% owned by Raytech	Engaged in the sourcing and wholesaling of personal care and lifestyle electrical appliances
Raytech Innovation Limited (“Raytech Innovation”)	● A Hong Kong company ● Incorporated on May 6, 2025	100% owned by Raytech	Engaged in the provision of product design and development services and project advisory services in relation to personal health care electronics
Worry free Group (Hong Kong) Limited (“Worry free”)	● A Hong Kong company ● Incorporated on April 8, 2024 ● Acquired on December 29, 2025	100% owned by Raytech Innovation	Engaged in the provision of marketing solutions and execution services

Raytech Innovation Limited (“Raytech Innovation”) was incorporated in Hong Kong on May 6, 2025 as a wholly-owned subsidiary of the Company with initial share capital of HKD10,000. On September 1, 2025, there was an additional paid in capital HKD14,179,000 provided by sole shareholder as capital injection, without allotting and issuing new shares. Accordingly, the issued capital of Raytech Innovation Limited remained at HKD10,000, represented by 10,000 ordinary shares outstanding, and the HKD14,179,000 contribution was recorded as additional paid-in capital. Raytech Innovation commenced business operation on October 1, 2025 and is principally engaged in the provision of product design and development services and project advisory services in relation to personal health care electronics.

On December 29, 2025, Raytech Innovation completed the acquisition of 100% of the issued share capital in Worry free Group (Hong Kong) Limited (“Worry free”), a company incorporated in Hong Kong on April 8, 2024 and principally engaged in the provision of marketing solutions and execution services, from Ms. Wang Yafeng (see Note 13). The results of Worry free have been consolidated from December 29, 2025.

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant estimates required to be made by management include, but are not limited to, the fair value estimates applied in the business combination accounting for the acquisition, annual goodwill impairment assessments, the valuation of accounts receivables, and security deposits. Actual results could differ from those estimates.

Risks and uncertainties

Economic and political risks

The Company’s operations are mainly conducted in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in Asia, North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Risks and uncertainties (cont.)

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

Foreign currency translation

The Company uses Hong Kong dollars (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiaries which are incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

Convenience translation

Translations of amounts in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from HKD into US$ as of and for the year ended March 31, 2026 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.8400, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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

Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of March 31, 2025 and 2026, the Company had HKD84,850,995 and HKD78,032,891 (US$9,953,175) in cash and cash equivalents, respectively. The Company maintains its bank accounts in Hong Kong. Cash and cash equivalents as of March 31, 2026 included fixed deposits of HKD23,520,000 and a cashier’s order of HKD23,520,000 held by Pure Beauty.

Accounts receivables, net

Accounts receivables are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts.

The Company makes estimates of expected credit and collectability trends for the allowance for credit losses and allowance for unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivables balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent accounts receivables are written off against the allowance for credit losses accounts after management has determined that the likelihood of collection is not probable.

Provision for credit losses accounts was nil and nil as of March 31, 2025 and 2026, respectively.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Merchandise inventories, net

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended March 31, 2025 and 2026, no merchandise inventory reserve was recorded because no slow-moving, obsolete, or damaged merchandise inventory was identified.

Deposits and Prepayments

Deposits primarily consist of deposits paid in daily operation. Prepayments primarily consist of prepaid expenses. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of March 31, 2025 and 2026, no allowance was deemed necessary.

Deferred offering costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. During the year ended March 31, 2025, the Company recorded a charge of nil related to the IPO. As of March 31, 2024 and 2025, the accumulated deferred offering costs were HKD5,252,768 and nil, respectively.

As of March 31, 2026, deferred offering costs of HKD1,094,969 (US$139,664) were capitalized in connection with the Company’s shelf registration statement on Form F-3 (File No. 333-290696), which was declared effective by the SEC on December 18, 2025. Following the completion of a takedown under the Form F-3 in June 2026 (see Note 14), these deferred offering costs will be offset against the gross proceeds of that offering as a reduction of additional paid-in capital.

Long-term deposits

Long-term deposits are mainly for rents, utilities and monies deposited with certain manufacturers. These amounts are refundable and bear no interest. The long-term deposits are refunded from manufacturers when the terms and conditions set forth in the agreements have been satisfied.

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

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2025 and 2026, no impairment of long-lived assets was recognized.

Intangible assets

Intangible assets with finite useful lives, comprising the customer relationship intangible asset arising from the acquisition of Worry free (see Note 13), are amortized on a straight-line basis over their estimated useful lives of three years and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Business combinations

The Company accounts for business combinations using the acquisition method in accordance with ASC 805, Business Combinations. The consideration transferred is measured at fair value at the acquisition date, and the identifiable assets acquired and liabilities assumed are recognized at their acquisition-date fair values. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. Acquisition-related costs are expensed as incurred.

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it may be impaired, in accordance with ASC 350, Intangibles — Goodwill and Other. Management performed a quantitative impairment assessment of the Worry free reporting unit as of March 31, 2026 under the income approach (discounted cash flow), using key assumptions including a discount rate (WACC) of 15.0% and a terminal growth rate of 2.5%, and concluded that no impairment of goodwill was required.

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

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities, and operating lease liabilities non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Company’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivables in its consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract costs as of March 31, 2025 and 2026.

Contract liabilities are recognized if the Company receives consideration in advance of performance. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of March 31, 2025 and 2026, the contract liabilities of the Company amounted to HKD501,804 and HKD789,927 (US$100,756), respectively.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Revenue Recognition

Revenue from contracts with customers is recognized using the five-step model defined by ASC Topic 606, which requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods and services.

The Company generates its revenue through (i) sourcing and wholesaling beauty products as well as personal care products and other products; (ii) provision of product design and development services and project advisory services in relation to personal health care electronics; and (iii) provision of marketing solutions services.

Income from sales of products is earned from selling beauty and personal care products through sourcing and wholesale customers. The Company sells goods under Free On Board (“FOB”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. Typical payment terms set forth in the invoice are within 30 to 120 days.

Income from sales of tooling is earned from manufacturing multiple tools, molds and assembly equipment as part of a tooling program for a customer. Given that the Company is providing a significant service of producing highly interdependent component parts of the tooling program, each component does not generate standalone values. It must be a completed mold so the customer can benefit from the purchase. Based on the arrangement with the customer, the Company recognizes revenue at a point in time. In such cases, the Company recognizes revenue at the evidence transfer of control.

The Company is the principal for the majority of its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, and has pricing discretion.

Service income — product design and development services and project advisory services. Raytech Innovation, which commenced business operation on October 1, 2025, provides product design and development services and project advisory services in relation to personal health care electronics. Revenue is recognized over time on a cost-to-cost basis, with the Company as principal, single performance obligation per contract.

Service income — marketing solutions services. Worry free provides marketing solutions and execution services to its customers. The Company is considered the principal in these arrangements because it purchases and controls the traffic and other online services required to provide the services to its clients, bears sole responsibility for fulfillment and the related cost risks, and has full discretion in establishing prices. Accordingly, revenue is recognized on a gross basis. The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Customer contracts generally specify distinct project phases, the related deliverables, and the transaction price allocated to each phase. Each project phase is considered a separate performance obligation. Revenue is recognized at a point in time when the performance obligation for a project phase is satisfied, which occurs upon completion and delivery of the agreed deliverables and customer acceptance, when applicable. At that time, the customer obtains control of the deliverables, and the Company has an enforceable right to payment for the completed performance. Accordingly, revenue is recognized upon completion of each contractual milestone.

Cost of revenue

Merchandise costs of beauty products, personal care products and other products, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of products.

Service costs, which are directly related to service income, primarily consist of engineering and design costs and outsourced automation technology costs of Raytech Innovation and digital production, information technology engineering, design and content and marketing and branding costs of Worry free.

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

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Employee Benefit

Hong Kong Employment Ordinance (“The Ordinance”) requires an employee employed under a continuous employment contract is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave taken is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also requires an employee is entitled to 14 statutory holidays regardless of his or her length of services. Holiday pay should be paid to the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

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

Income taxes

Raytech is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by Raytech and the Company’s subsidiaries in Hong Kong to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Pure Beauty, Raytech Innovation and Worry free are incorporated in and carry on trade and business in Hong Kong and are subject to Hong Kong profits tax under the Inland Revenue Ordinance. Pure Beauty; Raytech Innovation and Worry free are taxed at the standard profits tax rate of 16.5%.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2024, 2025 and 2026.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2024, 2025 and 2026, there were no dilutive shares.

All share and per share data presented in these consolidated financial statements have been retroactively restated to reflect the sixteen (16)-for-one (1) share consolidation of the Company’s ordinary shares effective on November 7, 2025 (see Note 11).

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, security deposits and accounts receivables. The Company places its cash with financial institutions with high credit ratings and quality.

Accounts receivables primarily comprise amounts receivables from the service customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these service customers. The Company establishes a provision for credit losses accounts based upon estimates, factors surrounding the credit risk of specific service customers and other information.

Concentration of customers

As of March 31, 2025, two customers accounted for 50.9% and 49.1% of the Company’s total accounts receivables, respectively. As of March 31, 2026, two customers accounted for 14.3% and 11.2% of the Company’s total accounts receivables, respectively.

For the year ended March 31, 2024, two major customers accounted for 74.1% and 16.5% of the Company’s total revenues, respectively, and for the year ended March 31, 2025, two major customers accounted for 64.0% and 29.5% of the Company’s total revenues, respectively. For the year ended March 31, 2026, one customer accounted for 62.5% of the Company’s total revenues.

Concentration of suppliers

As of March 31, 2025, two suppliers accounted for 82.6% and 14.4% of the total balance of accounts payable, respectively. These two suppliers are related parties, Zhongshan Raytech and Raytech Holdings Company Limited. As of March 31, 2026, two suppliers accounted for 32.3% and 25.7% of the total balance of accounts payable, respectively. One of these manufacturers is a related party, Zhongshan Raytech.

For the year ended March 31, 2024, one supplier accounted for 88.5% of our total purchases. The supplier is a related party, Zhongshan Raytech. For the year ended March 31, 2025, one supplier accounted for 88.2% of our total purchases. The supplier is a related party, Zhongshan Raytech. For the year ended March 31, 2026, one supplier accounted for 62.1% of our total purchases. The manufacturer is a related party, Zhongshan Raytech.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. Following the commencement of the product design, development and advisory services business of Raytech Innovation on October 1, 2025 and the acquisition of the marketing solutions business of Worry free on December 29, 2025, the chief operating decision maker reviews the discrete results of three operating businesses. Accordingly, the Company has three reportable segments: (i) sourcing and wholesaling of personal care electrical appliances (Pure Beauty); (ii) product design, development and advisory services (Raytech Innovation); and (iii) marketing solutions services (Worry free). Segment information is presented in Note 15. As the Company’s long-lived assets are substantially located in Hong Kong, no geographical segments are presented.

The chief operating decision maker, the Chief Executive Officer, reviews the revenue and net income of each of these three businesses in allocating resources and assessing performance. The comparative periods comprised the appliances business only. Detailed segment information is set out in Note 15.

Recently issued accounting pronouncements

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities.

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

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

The following table presents the Company’s revenue disaggregated by product categories for the years ended March 31, 2024, 2025 and 2026, respectively:

	For the years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Sales of products
Hair styling series	31,833,932	37,638,290	62,314,053	7,948,221
Trimmer series	22,684,148	33,613,971	27,774,532	3,542,670
Eyelash curler	804,863	453,378	512,582	65,380
Nail care series	1,413,106	1,524,503	1,726,654	220,236
Other personal care appliances	3,230,238	2,539,484	3,263,678	416,286
	59,966,287	75,769,626	95,591,499	12,192,793

Sales of tooling	7,006,014	2,969,938	2,843,350	362,672

Service income
Product design and development	–	–	13,960,185	1,780,636
Project advisory	–	–	7,983,051	1,018,246
Marketing solutions	–	–	22,251,000	2,838,138
	–	–	44,194,236	5,637,020

Total	66,972,301	78,739,564	142,629,085	18,192,485

Note 4 — ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following:

	As of March 31,
	2025	2026	2026
	HKD	HKD	US$
Accounts receivables	8,144,307	67,775,993	8,644,897
Less: allowance for credit losses accounts	–	–	–
Accounts receivables, net	8,144,307	67,775,993	8,644,897

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — ACCOUNTS RECEIVABLES, NET (cont.)

As of the end of each of the financial year, the aging analysis of accounts receivables, net of allowance for credit losses accounts, based on the invoice date is as follows:

	As of March 31,
	2025	2026	2026
	HKD	HKD	US$
Within 30 days	8,144,307	56,523,573	7,209,639
Within 31 to 60 days	–	-	-
Within 61 to 90 days	–	923,400	117,781
Over 90 days	–	10,329,020	1,317,477
Total accounts receivables, net	8,144,307	67,775,993	8,644,897

There was no provision of credit losses debts for the years ended March 31, 2025 and 2026, respectively.

Note 5 — MERCHANDISE INVENTORIES, NET

Merchandise inventories, net, consisted of the following:

	As of March 31,
	2025	2026	2026
	HKD	HKD	US$
Hair styling series	1,345,908	–	–
Trimmer series	533,172	–	–
Other personal care appliances	355	–	–
Less: inventory allowances	–	–	–
Merchandise inventories, net	1,879,435	–	–

There was no inventory impairment for the years ended March 31, 2025 and 2026, respectively.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PLANT AND EQUIPMENT, NET

Plant and equipment, net, consisted of the following:

	As of March 31,
	2025	2026	2026
	HKD	HKD	US$
Office equipment	21,508	21,508	2,743
Less: accumulated depreciation	(21,508)	(21,508)	(2,743)
Plant and equipment, net	–	–	–

Depreciation expenses recognized for the years ended March 31, 2025 and 2026 amounted to nil and nil, respectively, as the plant and equipment were fully depreciated since 2023.

No impairment loss had been recognized during the years ended March 31, 2025 and 2026, respectively.

Note 7 — ACCRUALS

Accruals consisted of the following:

	As of March 31,
	2025	2026	2026
	HKD	HKD	US$
Professional fee	1,124,186	1,340,634	170,999
Employee payroll and other benefits	11,322	144,818	18,472
Commission	650,806	1,278,304	163,049
Total accruals	1,786,314	2,763,756	352,520

Note 8 — CONTRACT LIABILITIES

Movement in contract liabilities, consisted of the following:

	As of March 31,
	2025	2026	2026
	HKD	HKD	US$
At the beginning	1,008,415	501,804	64,500
Receipt from the clients	2,322,300	3,647,527	465,246
Revenue recognized during the year	(2,827,605)	(3,367,280)	(429,500)
Exchange alignment	(1,306)	7,876	510
At the end	501,804	789,927	100,756

Contract liabilities represent consideration received from customers prior to satisfying related performance obligations under ASC 606. The Company’s primary performance obligations consist of product design and development services and project advisory services. Revenue is recognized over time using an input method to measure progress based on contract costs incurred.

As of March 31, 2026, the full balance of contract liabilities is expected to be recognized as revenue within twelve months after the reporting date as the Company fulfils these service obligations under the underlying customer contracts.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — TAXES

Income tax

British Virgin Islands

The Company is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Pure Beauty, Raytech Innovation and Worry free are incorporated in Hong Kong and are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong. Pure Beauty; Raytech Innovation and Worry free are taxed at the standard profits tax rate of 16.5%. Under Hong Kong tax law, the subsidiaries are exempted from income tax on their foreign-derived income, and there is no withholding tax in Hong Kong on the remittance of dividends.

Taxation in the statement of income represents:

	For the years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Hong Kong profits tax provision for the year:
Current	2,817,000	2,256,487	3,694,352	471,218
Deferred	–	–	(38,816)	(4,951)
	2,817,000	2,256,487	3,655,536	466,267

The following table reconciles Hong Kong statutory rates to the Company’s effective tax rate:

	For the years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Income before tax	12,753,794	10,524,854	20,346,111	2,595,167
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%	16.50%
Income tax expense computed at statutory rate	2,104,376	1,736,601	3,357,109	428,203
Reconciling items:
Non-deductible items in Hong Kong	272,376	1,025,705	958,538	122,262
Non-taxable items in Hong Kong	(608,034)	(504,319)	(448,793)	(57,244)
Two-tiered profits tax rates benefit	–	–	(165,000)	(21,046)
Tax Effect of amortization of intangible assets acquired in business combination	–	–	(38,816)	(4,951)
Under provision for prior year	1,051,282	–	1,498	191
Tax credit	(3,000)	(1,500)	(9,000)	(1,148)
Effective income tax expenses	2,817,000	2,256,487	3,655,536	466,267

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2024, 2025 and 2026, the Company did not have any unrecognized tax benefits. For the years ended March 31, 2024, 2025 and 2026, the Company had no unrecognized tax benefits.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Mr. Ching Tim Hoi (“Mr. Ching”)	Chief Executive Officer and a director of the Company, Director of Pure Beauty, Director of Raytech Holdings Company Limited, and Executive Director of Zhongshan Raytech. Mr. Ching ceased to be the controlling shareholder of the Company during the year ended March 31, 2026 following disposals of shares in August 2025 and February 2026 (beneficial ownership of approximately 2.26% per his Schedule 13D/A, approximately 1.05% following the June 2026 registered direct offering), and ceased to be Chairman of the Board on April 15, 2026.
Zhongshan Raytech Electric Appliances Manufacturing Company Limited (“Zhongshan Raytech”)	An entity controlled by Mr. Ching
Raytech Holdings Company Limited	An entity controlled by Mr. Ching, from which the Company leases its principal executive office.
Mr. Ling Chun Yin (“Mr. Ling”)	Director of the Company (resigned on January 2, 2026)
Ms. Wang Yafeng	Former shareholder of Worry free and holder of the promissory note issued by Raytech Innovation
Yuan Chun Holding Co.	A substantial shareholder of the Company (approximately 9.6% of the Ordinary Shares), controlled by Mr. Wang Tao
Mr. Liu Zhiwei / Chunda International Capital Management Limited	Beneficial owner of approximately 17.9% of the Ordinary Shares since February 2026 per Schedule 13D (approximately 8.31% of the enlarged share capital following the June 2026 registered direct offering).
Mr. Peng Yi	Director of Raytech Innovation Limited

a.	Accounts payables - related parties

Due to related parties consisted of the following:

	As of March 31,
	2025	2026	2026
	HKD	HKD	US$
Name of related parties
Zhongshan Raytech	12,759,342	19,972,442	2,547,505
Raytech Holdings Company Limited	2,225,051	–	–
Total	14,984,393	19,972,442	2,547,505

These accounts payables to related parties were related to products we purchased from these related parties. See “—Purchase from a Related Party” for more information.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Related party balances and transactions (Cont.)

Related party transactions

b.	Purchase products from related parties

	For the years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Name of related parties
Zhongshan Raytech	47,704,656	53,756,425	62,846,481	8,016,133
Raytech Holdings Company Limited	–	2,225,051	2,430,400	310,000
Total	47,704,656	55,981,476	65,276,881	8,326,133

Due to related parties and directors consisted of the following:

As of March 31, 2026, the amount due to a related party of HKD2,450,000 (US$312,500) represented an amount due by Worry free to Yuan Chun Holding Co., a substantial shareholder of the Company holding approximately 9.6% of the Ordinary Shares (as reported on the Schedule 13D filed by Mr. Wang Tao with the SEC on March 25, 2026), controlled by Mr. Wang Tao, and accordingly a related party of the Group. The amount was unsecured, interest-free and repayable on demand, and was fully refunded subsequent to March 31, 2026 (see Note 14).

As of March 31, 2026, amounts due to directors of HKD2,170,627 (US$276,867) comprised HKD139,269 due by Raytech Innovation and HKD2,031,358 due by Worry free, being amounts due to Mr. Peng Yi and Ms. Wang Yafeng, directors of the relevant subsidiaries. The amounts were unsecured, interest-free and repayable on demand. Directors of the Company during the year were Mr. Ching Tim Hoi, and Mr. Ling Chun Yin and Ms. Li Wan Venus (the latter two having resigned on January 2, 2026), together with Mr. Yuan Tianfu and Dr. Wang Shibin (both appointed on January 2, 2026).

In connection with the acquisition of Worry free (see Note 13), Raytech Innovation issued a promissory note in the principal amount of US$2,000,000 to Ms. Wang Yafeng, the vendor, bearing interest at 2% per annum and maturing two years from the date of issue (that is, on December 29, 2027). The promissory note was recognized at its acquisition-date fair value of US$1,825,000 (HKD14,188,098), determined using a discounted cash flow approach at a market discount rate of 6.75%, and is subsequently measured at amortized cost using the effective interest method. Interest expense of HKD243,432 was recognized on the promissory note for the year ended March 31, 2026, which was added to the carrying amount of the note. As of March 31, 2026, the carrying amount of the promissory note was HKD14,551,432 (US$1,856,050). The promissory note is presented as a non-current liability as it matures on December 29, 2027, more than 12 months after March 31, 2026.

c.	Office leasing from a related party

	For the years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Name of a related party
Raytech Holdings Company Limited	–	300,000	300,000	38,265
Total	–	300,000	300,000	38,265

d.	Commission from a related party

	For the years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Name of a related party
Mr. Ling	–	487,216	139,686	17,817
Total	–	487,216	139,686	17,817

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

In April 2024, the Company completed its initial public offering, in which 1,500,000 Ordinary Shares were issued on May 15, 2024 and 113,083 Ordinary Shares were issued on July 5, 2024 pursuant to the partial exercise of the over-allotment option.

On July 1, 2025, the Company completed a follow-on offering and issued 1,624,062 Ordinary Shares (on a post-consolidation basis, equivalent to 25,985,000 ordinary shares before the share consolidation described below), raising aggregate net proceeds of US$4,682,910. R.F. Lafferty & Co., Inc. acted as sole placement agent for the follow-on offering, which was priced at a public offering price of US$0.20 per share (equivalent to US$3.20 per Ordinary Share on a post-consolidation basis), for gross proceeds of US$5,197,000. As of March 31, 2026, 2,724,911 Ordinary Shares were issued and outstanding, including 31 Ordinary Shares issued in respect of fractional entitlements rounded up in the share consolidation.

On October 17, 2025, the Board of Directors approved a share consolidation pursuant to which every sixteen (16) issued and unissued ordinary shares with a par value of US$0.00000625 each were consolidated into one (1) Ordinary Share with a par value of US$0.0001 each, effective on the Nasdaq Capital Market at the open of business on November 7, 2025. Fractional shares created as a result of the share consolidation were rounded up to the nearest whole share. As a result of the share consolidation, the authorized share capital of the Company changed from 8,000,000,000 ordinary shares with a par value of US$0.00000625 each to 500,000,000 Ordinary Shares with a par value of US$0.0001 each, and the issued and outstanding shares changed from 43,598,083 ordinary shares to 2,724,911 Ordinary Shares (including 31 Ordinary Shares issued in respect of fractional entitlements). The objective of the share consolidation was to enable the Company to regain compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). Unless otherwise stated, all references to numbers of shares and per share data in these consolidated financial statements have been retroactively restated to reflect the share consolidation.

Dividend

During the years ended March 31, 2025 and 2026, the Company has not declared any dividend to its shareholders. During the year ended March 31, 2026, Pure Beauty declared a dividend of HKD14,177,800 to its immediate holding company, which was eliminated on consolidation.

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

The Company has one property lease agreement with a lease term of one year. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — BUSINESS COMBINATION AND GOODWILL

On December 23, 2025, Raytech Innovation entered into an agreement for the sale and purchase of 100% of the issued share capital in Worry free with Ms. Wang Yafeng. The acquisition was completed on December 29, 2025, on which date the Company obtained control of Worry free. The total consideration of US$6,099,000 (equivalent to HKD47,449,610) comprised (i) US$4,099,000 (HKD31,889,810) settled by cheque or telegraphic transfer upon completion and (ii) US$2,000,000 settled by the issue of a promissory note bearing interest at 2% per annum and maturing two years from the date of issue (see Note 10).

The acquisition has been accounted for as a business combination using the acquisition method under ASC 805. During the year ended March 31, 2026, the Company finalized the purchase price allocation with the assistance of an independent valuation specialist, Greater China Appraisal Limited (valuation date December 29, 2025). The consideration transferred was measured at its acquisition-date fair value of US$5,924,000 (equivalent to HKD46,054,953), comprising the cash consideration of US$4,099,000 and the promissory note at its acquisition-date fair value of US$1,825,000, determined using a discounted cash flow approach at a market discount rate of 6.75% (see Note 1) . A customer relationship intangible asset of HKD2,800,000 was recognized, measured using the multi-period excess earnings method and amortized on a straight-line basis over its estimated useful life of three years, together with a related deferred tax liability of HKD462,000. No other separately identifiable intangible assets were identified.

Total consideration transferred: HKD46,054,953 (US$5,924,000); less: fair value of identifiable net assets acquired as of December 29, 2025: HKD2,266,244, comprising the customer relationship intangible asset of HKD2,800,000, accounts receivables of HKD18,735,250, prepayments of HKD729,831, deposits of HKD1,200,000, cash and cash equivalents of HKD4,207,093, accounts payable of HKD(22,966,500), accruals of HKD(107,250), tax payables of HKD(33,072), amounts due to directors of HKD(1,837,108) and a deferred tax liability of HKD(462,000), per the purchase price allocation report prepared by Greater China Appraisal Limited; goodwill arising on acquisition: HKD43,789,000 (US$5,585,332), being the amount recognized in the consolidated balance sheet per the purchase price allocation report (amounts per the report are rounded to the nearest thousand). Amortization of the customer relationship intangible asset of HKD235,251 was recognized within selling, general and administrative expenses for the period from December 29, 2025 to March 31, 2026, and the carrying amount of the intangible asset as of March 31, 2026 was HKD2,564,749. Estimated amortization expense for each of the years ending March 31, 2027, 2028 and 2029 is HKD933,333, HKD933,333 and HKD698,083, respectively. The measurement-period adjustments in respect of the purchase price allocation, comprising the recognition of the customer relationship intangible asset and the related deferred tax liability and the measurement of the promissory note at its acquisition-date fair value, were recognized in the consolidated financial statements as of and for the year ended March 31, 2026 in accordance with ASC 805-10-25.

For the period from December 29, 2025 to March 31, 2026, Worry free contributed revenue of HKD22,251,000 and net income of HKD5,770,245 to the Group. Supplemental pro forma revenue and earnings of the combined entity as if the acquisition had occurred on April 1, 2024 (ASC 805-10-50-2(h)) were furnished in the unaudited pro forma condensed combined financial information included in the Form 6-K filed on March 18, 2026.

The carrying amount of goodwill as of March 31, 2026 was HKD43,789,000 (US$5,585,332). No impairment loss was recognized for the year ended March 31, 2026, based on the quantitative impairment assessment described in Note 2.

Note 14 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred from March 31, 2026 up through July 31, 2026, which is the date that these consolidated financial statements were available to be issued. Other than as disclosed below, there were no other material subsequent events that require disclosure in these consolidated financial statements.

On April 15, 2026, the Company appointed Mr. Liu Haoyuan as Chairman of the Board of Directors and Executive Director, and announced a strategic expansion of its business focus toward the provision of services in relation to personal health care electronics, including product design, development and consultations, led by Raytech Innovation.

On June 12, 2026, the Company incorporated Fluxen Limited in Hong Kong with an initial issued share capital of 10,000 ordinary shares, and on July 8, 2026, Fluxen allotted an additional 6,666 ordinary shares to Yi Fortune Capital (HK) Limited, an independent third party, following which the Company holds 60% of the equity interest in Fluxen; Fluxen is currently dormant and is intended to support the Group’s future export trading business.

Subsequent to March 31, 2026, the amount due to a related party of HKD2,450,000 owed by Worry free to Yuan Chun Holding Co. was fully refunded, as to HKD1,000,000 on April 21, 2026 and as to HKD1,450,000 on May 5, 2026.

In June 2026, the Company completed a takedown under its shelf registration statement on Form F-3 (File No. 333-290696), issuing 3,149,832 Ordinary Shares at a public offering price of US$1.97 per share for gross proceeds of approximately US$6.22 million and net proceeds of approximately US$6.08 million, with CBC Securities Inc. acting as placement agent. Certain investors in the offering were affiliates of directors and the Company’s largest shareholder, and the Company relied on the home country practice exemption under Nasdaq Listing Rule 5615(a)(3) in lieu of the shareholder approval requirements of Nasdaq Listing Rule 5635.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — SEGMENT INFORMATION

Following the commencement of the product design, development and advisory services business of Raytech Innovation on October 1, 2025 and the acquisition of the marketing solutions business of Worry free on December 29, 2025, the Company has three reportable segments, determined on the basis of the internal reports regularly reviewed by the chief operating decision maker (the Chief Executive Officer) to allocate resources and assess performance: (i) sourcing and wholesaling of personal care electrical appliances (the “Appliances” segment, conducted by Pure Beauty); (ii) product design, development and advisory services (conducted by Raytech Innovation); and (iii) marketing solutions services (conducted by Worry free). Corporate and unallocated comprises the holding company’s central costs, principally audit, legal and directors’ fees, together with interest income. The comparative periods comprised the Appliances segment only.

The chief operating decision maker assesses segment performance based on segment net income. The significant segment expenses regularly provided to the chief operating decision maker are merchandise costs (Appliances) and service costs (the two services segments); “other segment items, net” comprises selling, general and administrative expenses, other income and expense (including interest) and income tax. The following table sets out segment information for the year ended March 31, 2026:

For the year ended March 31, 2026 (HKD)	Appliances	Design, development & advisory	Marketing solutions	Corporate / unallocated	Total
Revenue from external customers	98,434,849	21,943,236	22,251,000	–	142,629,085
Merchandise costs	(73,587,672)	–	–	–	(73,587,672)
Service costs	–	(14,800,000)	(14,623,000)	–	(29,423,000)
Depreciation and amortisation	–	–	–	(235,251)	(235,251)
Other segment items, net	(11,554,664)	(3,470,848)	(1,857,755)	(5,809,320)	(22,692,587)
Segment profit/(loss) (net income)	13,292,513	3,437,137	5,770,245	(5,809,320)	16,690,575
Goodwill	–		-	43,789,000	43,789,000
Intangible asset, net	–		-	2,564,750	2,564,750